     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2001

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           INDUSTRIAL HOLDINGS, INC.
           (EXACT NAME OF THE REGISTRANT AS SPECIFIED IN ITS CHARTER)

              TEXAS                               3533                            760289495
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                            ------------------------
                                  7135 ARDMORE
                              HOUSTON, TEXAS 77054
                                 (713) 747-1025
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                STEPHEN W. NASH
                           INDUSTRIAL HOLDINGS, INC.
                                  7135 ARDMORE
                              HOUSTON, TEXAS 77054
                                 (713) 747-1025
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                WITH COPIES TO:


                  DAWN S. BORN                           RICHARD L. WYNNE
      LEBOEUF, LAMB, GREENE & MACRAE L.L.P.          PORTER & HEDGES, L.L.P.
              1000 LOUISIANA STREET                       700 LOUISIANA
                   SUITE 1400                               35TH FLOOR
              HOUSTON, TEXAS 77002                     HOUSTON, TEXAS 77002
                 (713) 287-2000                           (713) 226-0600

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement. The issuance of securities shall occur when all other conditions to the consummation of the transaction described in the joint proxy statement-prospectus have been satisfied or waived.
                            ------------------------
    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                                           PROPOSED
                                                                    PROPOSED               MAXIMUM
                                                                    MAXIMUM               AGGREGATE
       TITLE OF EACH CLASS OF              AMOUNT TO BE             OFFERING               OFFERING              AMOUNT OF
     SECURITIES TO BE REGISTERED          REGISTERED(1)        PRICE PER UNIT(2)           PRICE(2)         REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
  share..............................       41,000,000              $0.5596              $22,945,128               $5,750
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) The maximum number of shares of common stock of Industrial Holdings, Inc., par value $.01 per share, to be registered is based on the maximum number of shares to be issued (41,000,000 shares) in connection with the transactions described in this joint proxy statement/prospectus.

(2) Pursuant to Rule 457(f)(2) under the Securities Act of 1933, the maximum aggregate offering price and the registration fee were calculated based on $22,945,128, the book value of T-3 Energy Services, Inc.'s securities computed as of May 31, 2001 the latest practicable date prior to the date of filing this registration statement.
                            ------------------------
     THIS REGISTRATION STATEMENT IS HEREBY AMENDED ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL THE REGISTRANT WILL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT WILL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           [GRAPHICS OF IHI AND T-3]

 TO THE SHAREHOLDERS OF INDUSTRIAL HOLDINGS, INC. AND T-3 ENERGY SERVICES, INC.

                A MERGER PROPOSAL -- YOUR VOTE IS VERY IMPORTANT

     Industrial Holdings, Inc. and T-3 Energy Services, Inc. have agreed to combine in a merger. As part of the merger, the combined company will reincorporate in Delaware, and change its name to T-3 Energy Services, Inc. The combined company's eight-member board of directors will initially consist of six persons designated by T-3 and two persons designated by IHI. T-3's chief executive officer and chief financial officer will assume the same positions with the combined company after the merger.

     When the merger is completed, each outstanding T-3 common share will automatically convert into 80.006 common shares of the combined company. As a result, the former T-3 shareholders will own approximately 66% of the outstanding common shares of the combined company when the merger is completed. The level of share ownership of former T-3 shareholders may change depending on the amount of additional equity investment in T-3 made by T-3's principal shareholder between the signing of the merger agreement and the date the merger closes. The amount of this investment is governed by the merger agreement and is described in the enclosed materials. Current IHI shareholders will continue to be shareholders and will own the balance of the shares of the combined company.

     We will apply for quotation of the common stock of the combined company on the Nasdaq National Market under the symbol "TTES."

     The boards of directors of both IHI and T-3 have unanimously approved the merger and recommend that their respective shareholders vote FOR the merger and related transactions. Information about the merger is contained in this joint proxy statement-prospectus. WE URGE YOU TO READ THIS MATERIAL CAREFULLY, INCLUDING THE SECTION DESCRIBING RISK FACTORS BEGINNING ON PAGE 20.

     The dates, times and places of the meetings are as follows:

For IHI shareholders:                   For T-3 shareholders:
            , 2001 at 9:00 a.m.         , 2001 at 8:00 a.m.
7135 Ardmore                            600 Travis, Suite 6000
Houston, Texas 77054                    Houston, Texas 77002

     Your vote is very important, regardless of the number of shares you own. WHETHER OR NOT YOU PLAN TO ATTEND YOUR MEETING, PLEASE VOTE AS SOON AS POSSIBLE TO MAKE SURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING. IF YOU DO NOT VOTE, IT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE MERGER.

     We strongly support this combination of our companies and join with our boards of directors in enthusiastically recommending that you vote in favor of the merger.

               Robert E. Cone                              Michael L. Stansberry
      Chairman of the Board, President                           President
        and Chief Executive Officer                     and Chief Executive Officer
         Industrial Holdings, Inc.                       T-3 Energy Services, Inc.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THIS DOCUMENT OR THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE TRANSACTION OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This joint proxy statement-prospectus is dated             , 2001 and is
first being mailed to shareholders of IHI and T-3 on or about             ,
2001.

                             ADDITIONAL INFORMATION

     This document is the joint proxy statement of IHI and T-3 for their shareholder meetings and the prospectus of IHI for the common stock to be issued in the transaction. This document gives you detailed information about the proposed transaction. This joint proxy statement-prospectus incorporates important business and financial information about IHI that is not included or delivered with this joint proxy statement-prospectus. This information is available to IHI and T-3 shareholders without charge. See "Where You Can Find More Information" for additional information about IHI, and information about IHI on file with the Securities and Exchange Commission. You may also request these documents from IHI.

     TO OBTAIN TIMELY DELIVERY, IHI AND T-3 SHAREHOLDERS MUST REQUEST THIS
INFORMATION BY             , 2001. YOU MAY OBTAIN THESE DOCUMENTS WITHOUT CHARGE
BY WRITING OR CALLING IHI AT THE FOLLOWING ADDRESS AND TELEPHONE NUMBER:

                           INDUSTRIAL HOLDINGS, INC.
                                Stephen W. Nash
                        Vice President, General Counsel
                            and Corporate Secretary
                                  7135 Ardmore
                              Houston, Texas 77054
                           Telephone: (713) 747-1025

                           INDUSTRIAL HOLDINGS, INC.
                                  7135 ARDMORE
                              HOUSTON, TEXAS 77054

                            ------------------------

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

     You are invited to attend the annual meeting of shareholders of Industrial Holdings, Inc., which will be held at our offices at 7135 Ardmore, Houston,
Texas 77054, at 9:00 a.m., Houston time, on             ,             , 2001,
to:

          1. Approve the Agreement and Plan of Merger, dated May 7, 2001, by and among IHI, T-3 Energy Services, Inc. and First Reserve Fund VIII, L.P.

          2. Approve the reincorporation of our company from Texas to Delaware.

          3. Elect three Class I directors of IHI to serve until the earlier of the third annual meeting following their election or the closing of the merger.

          4. Consider and act upon such other business as may properly come before the annual meeting.

     YOUR VOTE IS VERY IMPORTANT. If you do not vote, it will have the same effect as a vote against the merger. The affirmative vote of the holders of at least two-thirds of the outstanding IHI shares of common stock is required to approve the merger. This joint proxy statement-prospectus, which you are encouraged to read carefully, provides important information about the merger and about the businesses of IHI and T-3. In particular, you should review the sections entitled "IHI's Reasons for the Merger" and "Recommendation of the IHI Board of Directors" under the heading "The Merger and Related Transactions" for the reasons why we believe the merger is in the best interests of the IHI shareholders.

     Your board of directors believes that the merger with T-3 is in the best interests of IHI and its shareholders and unanimously recommends that you vote FOR approval of all of the above proposals.

     The board of directors of IHI has fixed the close of business on
            , 2001 as the record date for the determination of shareholders entitled to receive notice of and to vote at the meeting or any adjournment or postponement thereof.

     Even if you now expect to attend the annual meeting, you are requested to mark, sign, date, and return the accompanying proxy in the enclosed addressed, postage-paid envelope. If you attend the meeting, you may vote in person, whether or not you have sent in your proxy. A proxy may be revoked in writing at any time prior to the voting thereof.

                                          By Order of the Board of Directors,

                                          STEPHEN W. NASH
                                          Vice President, General Counsel
                                          and Corporate Secretary

            , 2001

                           T-3 ENERGY SERVICES, INC.
                             600 TRAVIS, SUITE 6050
                              HOUSTON, TEXAS 77002

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

     A special meeting of shareholders of T-3 Energy Services, Inc. will be held at 600 Travis, Suite 6000, Houston, Texas at 8:00 a.m., Houston time, on
            , 2001, for the following purposes:

          1. To approve the Agreement and Plan of Merger dated May 7, 2001, among Industrial Holdings, Inc., T-3 and First Reserve Fund VIII, L.P.; and

          2. To transact any other business that properly comes before the meeting or any adjournments or postponements of the meeting.

     The accompanying joint proxy statement-prospectus describes the proposed merger in more detail. We encourage you to read the entire document carefully.

     We have fixed the close of business on             , 2001 as the record
date for the determination of our shareholders entitled to vote at the meeting.

     Whether or not you expect to be present at the special meeting, to assure that your shares are represented at the special meeting, please mark, date and sign the enclosed proxy card and return it in the envelope that has been provided. No postage is required for mailing in the United States. In the event that you are able to attend the special meeting, you may revoke your proxy and vote your shares in person.

                                          By Order of the Board of Directors,

                                          MICHAEL T. MINO
                                          Vice President, Chief Financial
                                          Officer,
                                          Treasurer and Secretary

            , 2001

                               TABLE OF CONTENTS

                                                               PAGE
                                                              ------
Questions and Answers for IHI and T-3 Shareholders..........       1
Summary.....................................................       4
  The Companies.............................................       4
  The Meetings..............................................       5
  The Merger................................................       6
  Reincorporation Following the Merger......................       8
  Additional Annual Meeting Matters.........................       9
  Risk Factors..............................................       9
  Forward-Looking Statements................................       9
  Selected Summary Unaudited Pro Forma Combined Financial
     Data...................................................      10
  IHI's Selected Summary Historical Consolidated Financial
     Data...................................................      12
  T-3's Selected Summary Historical Consolidated Financial
     Data...................................................      14
  Comparative Per Share Data................................      18
  Comparative Market Price Data.............................      18
Risk Factors................................................      20
  Risks Related to the Merger...............................      20
  Risks Related to IHI and T-3..............................      21
The Annual Meeting of IHI Shareholders......................      24
  General...................................................      24
  Purpose of the Meeting....................................      24
  Record Date for the Annual Meeting........................      24
  Quorum and Voting.........................................      24
  Proxies...................................................      25
  Revocation of Proxies.....................................      25
  Solicitation of Proxies/Expense...........................      25
  Communications by IHI Shareholders with IHI...............      26
The Special Meeting of T-3 Shareholders.....................      27
  General...................................................      27
  Purpose of the Meeting....................................      27
  Record Date for the Special Meeting.......................      27
  Quorum and Voting.........................................      27
  Proxies...................................................      27
  Revocation of Proxies.....................................      28
  Solicitation of Proxies/Expense...........................      28
  Communications by T-3 Shareholders with T-3...............      28
The Merger and Related Transactions.........................      29
  General...................................................      29
  Background of the Merger..................................      29
  IHI's Reasons for the Merger..............................      32
  Recommendation of the IHI Board of Directors..............      32
  Opinion of IHI's Financial Advisor........................      32
  T-3's Reasons for the Merger..............................      39
  Recommendation of the T-3 Board of Directors..............      40
  Directors and Officers of the Combined Company Following
     the Merger.............................................      40
  Interests of Certain Persons in the Merger................      42

                                                               PAGE
                                                              ------
  Material U.S. Federal Income Tax Consequences of the
     Merger.................................................      43
  Federal Securities Law Consequences of the Merger.........      45
  Accounting Treatment of the Merger........................      46
  Regulatory Filings and Approvals Required to Complete the
     Merger.................................................      46
  Listing on the Nasdaq National Market.....................      46
  Dissenters' Rights and Appraisal Rights...................      47
The Merger Agreement........................................      53
  Closing the Merger........................................      53
  Manner and Basis of Converting Securities.................      53
  Representations and Warranties............................      53
  Conditions to the Merger..................................      54
  Obligations Pending Closing...............................      55
  No Solicitation...........................................      56
  Equity Investments in T-3.................................      57
  IHI Financing.............................................      57
  Required IHI Dispositions.................................      57
  Employee Benefits.........................................      58
  Rule 144 Reports..........................................      58
  Shelf Registration Statement..............................      58
  Directors' and Officers' Indemnification and Insurance....      58
  Termination...............................................      59
  Termination Fee...........................................      59
  Amendment and Waiver......................................      60
Business Relationships Between IHI and T-3..................      61
Combined Company Business Strategy..........................      61
Reincorporation Following the Merger........................      63
Description of Capital Stock................................      65
  General...................................................      65
  Common Stock..............................................      65
  Preferred Stock...........................................      66
Comparison of Rights of Holders of IHI Common Stock and T-3
  Common Stock..............................................      66
  Authorized Capital........................................      66
  Preemptive Rights and Cumulative Voting...................      67
  Denial of Voting Rights...................................      67
  Required Vote.............................................      67
  Board of Directors........................................      68
  Removal of Directors......................................      69
  Filling Vacancies on the Board of Directors...............      69
  Shareholder Action by Written Consent Permitted...........      70
  Ability to Call Special Meetings..........................      70
  Advance Notice Provisions for Shareholder Nominations and
     Proposals..............................................      71
  Transactions with Interested Shareholders; Delaware
     General Corporation Law Section 203 and Texas Business
     Corporation Act Article 13.............................      71
  Inspection of Books and Records...........................      72
  Preferred Stock...........................................      72
  Amendment of Certificate of Incorporation.................      72
  Amendment of Bylaws.......................................      73
  Limitation of Liability of Directors......................      73

                                                               PAGE
                                                              ------
  Indemnification of Directors and Officers.................      74
  Payment of Dividends......................................      76
  Appraisal Rights/Dissenters' Rights.......................      77
Business of IHI.............................................      79
  General...................................................      79
  Acquisitions..............................................      79
  Operations................................................      79
  Competition...............................................      81
  Backlog...................................................      81
  Regulation................................................      82
  Employees.................................................      82
  Properties................................................      82
  Legal Proceedings.........................................      83
Selected Historical Financial Data of IHI...................      84
IHI Management's Discussion and Analysis of Financial
  Condition and Results of
  Operations................................................      86
  General...................................................      86
  Results of Operations.....................................      88
  Liquidity and Capital Resources...........................      95
  Inflation.................................................      98
  Seasonality...............................................      98
  New Accounting Pronouncements.............................      98
  Proposed Accounting Standard..............................      99
  Quantitative and Qualitative Disclosures About IHI's
     Market Risk............................................      99
Business of T-3.............................................     100
  General...................................................     100
  Business Strategy.........................................     100
  Products and Services.....................................     100
  Executive Compensation....................................     102
  Employment Agreements.....................................     102
Selected Historical Financial Data of T-3...................     103
T-3 Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................     106
  General...................................................     106
  Results of Operations of T-3..............................     107
  Results of Operations of Cor-Val, Inc. ...................     108
  Results of Operations of Preferred Industries, Inc. ......     108
  Liquidity and Capital Resources...........................     109
  Inflation.................................................     111
  Seasonality...............................................     111
  Newly Issued Accounting Standards.........................     111
  Proposed Accounting Standard..............................     111
  Forward-Looking Statements................................     112
Election of IHI Directors...................................     113
Directors and Executive Officers............................     114
  Nominees for Directors....................................     114
  Other Directors...........................................     114
  Other Executive Officers..................................     115
  Compliance With Section 16(a) of the Exchange Act.........     115

                                                               PAGE
                                                              ------
  Board of Directors and Committee Activity: Structure and
     Compensation...........................................     115
  Committees of the IHI Board of Directors..................     115
  Executive Compensation....................................     116
  Employment Agreements.....................................     118
  Performance Graph.........................................     119
  Compensation Committee Report.............................     119
  Audit Committee Report....................................     120
  Principal Accounting Firm Fees............................     121
  IHI's Independent Accountants.............................     121
  Certain Transactions......................................     121
IHI Shareholder Proposals...................................     123
Security Ownership of Certain Beneficial Owners and
  Management of IHI.........................................     124
Security Ownership of Certain Beneficial Owners and
  Management of T-3.........................................     126
Legal Matters...............................................     126
Experts.....................................................     126
Where You Can Find More Information.........................     127
Index to Financial Statements...............................     F-1
Annex I -- Agreement and Plan of Merger
Annex II -- Opinion of Raymond James
Annex III -- Form of Amended and Restated Articles of
  Incorporation of the Combined Company
Annex IV -- Form of Amended and Restated Bylaws of the
  Combined Company
Annex V -- Form of Certificate of Incorporation of the
  Reincorporated Company
Annex VI -- Form of Bylaws of the Reincorporated Company
Annex VII -- Form of Reincorporation Merger Agreement
Annex VIII -- Section 262 of the Delaware General
  Corporation Law
Annex IX -- Sections 5.11-5.13 of the Texas Business
  Corporation Act
Annex X -- Audit Committee Charter of the Combined Company's
  Board of Directors

               QUESTIONS AND ANSWERS FOR IHI AND T-3 SHAREHOLDERS

Q:  WHY ARE THE COMPANIES PROPOSING TO MERGE? (SEE PAGES 32 AND 39)

A: IHI and T-3 are proposing to merge because we believe the combination will provide significant benefits to our shareholders, customers and employees. The merger will result in a combined company having greater financial resources and a capital structure which will enable us to better compete in the highly competitive oilfield services industry. IHI is currently in default under some of its debt obligations, its senior credit agreement matures in August 2001, and it has limited borrowing capacity under its credit agreement. These factors are negatively impacting IHI's operations. The merger will result in the refinancing or repayment of this indebtedness. After the merger, the combined company will be in compliance with its debt obligations and will have increased liquidity, which is critical to the execution of its business strategy. The combined company's improved financial position, together with our many complementary products and services, will result in a stronger, more competitive enterprise.

Q:  WHAT WILL HAPPEN IN THE MERGER? (SEE PAGE 29)

A: T-3 will merge into IHI and the combined company will change its name to T-3 Energy Services, Inc. Subject to shareholder approval, the company will also immediately reincorporate in Delaware.

    The combined company's eight-member board of directors will initially consist of six persons designated by T-3 and two persons designated by IHI. T-3's chief executive officer and chief financial officer will assume the same positions with the combined company after the merger. It is expected that former T-3 shareholders will own approximately 66% of the combined company common stock, and T-3's principal shareholder, First Reserve Fund VIII, L.P., will have effective control over the combined company after the merger.

Q:  WHAT WILL BE THE EFFECT OF THE MERGER ON THE SHAREHOLDERS OF IHI? (SEE PAGE
    53)

A: After the merger, the shareholders of IHI will continue to own one share of common stock of the combined company for each share of IHI they own at the time of the merger. As a result of the merger, current IHI shareholders will own approximately 34% of the outstanding shares of the combined company, which percentage may change depending on how much new equity is invested in T-3 by T-3's principal shareholder from the time of the signing of the merger agreement until the closing of the merger.

Q:  WHAT WILL T-3 SHAREHOLDERS RECEIVE IN THE MERGER? (SEE PAGE 53)

A: When the merger is completed, T-3 shareholders will receive 80.006 shares of IHI common stock for each outstanding share of T-3 common stock they currently own. No fractional shares of the combined company will be issued. T-3 shareholders that otherwise would receive fractional shares will instead receive cash in an amount based on the closing sales price of IHI common stock on the day before the effective date of the merger.

Q: DOES THE BOARD OF DIRECTORS OF IHI RECOMMEND VOTING IN FAVOR OF THE MERGER? (SEE PAGE 32)

A: Yes. After careful consideration and receipt of the fairness opinion of Raymond James & Associates, Inc., the board of directors of IHI unanimously recommends that the IHI shareholders vote in favor of approval of the merger agreement.

Q: DOES THE BOARD OF DIRECTORS OF T-3 RECOMMEND VOTING IN FAVOR OF THE MERGER AGREEMENT? (SEE PAGE 40)

A: Yes. After careful consideration, the board of directors of T-3 unanimously recommends that the T-3 shareholders vote in favor of the merger agreement.

Q:  IS IT IMPORTANT FOR ME TO VOTE; WHAT IF I DON'T VOTE? (SEE PAGES 24 AND 27)

A: It is important that you vote. Approval of the merger requires the affirmative vote of holders of at least two-thirds of the outstanding shares of common stock of IHI and holders of at least a majority of the outstanding shares of common stock of T-3. If you fail to mail your proxy card, or if you fail to instruct your broker how to vote shares held for you in your broker's name, the effect will be the same as a vote against the merger.

Q: ARE THERE ANY RISKS THAT I SHOULD CONSIDER IN DECIDING HOW TO VOTE? (SEE PAGE 20)

A: Yes. In evaluating the merger, you should carefully consider the factors discussed in the section entitled "Risk Factors."

Q: AS AN IHI SHAREHOLDER, AM I BEING ASKED TO VOTE ON ANY OTHER PROPOSALS? (SEE PAGE 24)

A: Yes. In addition to being asked to approve the merger agreement, IHI shareholders will be asked to vote on (1) the reincorporation of IHI from Texas to Delaware and (2) the election of three Class I directors of IHI to serve until the earlier of the third annual meeting following their election or the closing of the merger. Further, if other business properly comes before the meeting, you will be asked to vote on the proposals relating to this other business.

    The board of directors of IHI recommends that IHI shareholders vote in favor of each of these proposals.

Q:  WHAT DO I NEED TO DO NOW? (SEE PAGES 25 AND 27)

A: You need to mail your signed proxy card in the enclosed postage-paid envelope as soon as possible so that your shares may be represented at your shareholder meeting. If you do not include instructions on how to vote your properly signed proxy card, your common stock will be voted "FOR" approval of each of the proposals on the proxy card.

Q: IF MY IHI SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME? (SEE PAGE 24)

A: Brokers cannot vote your IHI shares without instructions from you on how to vote. Therefore, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

    If IHI shareholders fail to provide their broker with instructions, it will have the same effect as a vote against the merger and the reincorporation.

Q:  WHAT DO I DO IF I WANT TO CHANGE MY VOTE? (SEE PAGES 25 AND 28)

A: If you want to change your vote, either (1) send the secretary of IHI or the secretary of T-3, as appropriate, a signed proxy card dated later than your original proxy card before the shareholder meeting or (2) attend the meeting and vote in person. You may also revoke your proxy either (1) by sending written notice to IHI's or T-3's secretary, as appropriate, before the meeting or (2) by attending the meeting and voting in person.

Q: AS AN IHI SHAREHOLDER, SHOULD I SEND IN MY IHI STOCK CERTIFICATES NOW? (SEE PAGE 64)

A: No. Shares of IHI common stock will not be converted in the merger, and you will not need to surrender your IHI stock certificates as a result of the merger. If the reincorporation is completed, you will receive written instructions from the exchange agent on how to exchange your stock certificates for shares of the reincorporated company. In this event, each share of common stock you now own will be exchanged for one share of the reincorporated company. If the reincorporation is not completed for any reason, you do not need to do anything with your stock certificates.

Q: AS A T-3 SHAREHOLDER, SHOULD I SEND IN MY T-3 STOCK CERTIFICATES NOW? (SEE PAGE 64)

A: No. After the merger is completed, you will receive written instructions from the exchange agent on how to exchange your stock certificates for shares of the combined company, or if the reincorporation is completed, for shares of the reincorporated company. Please do not send in your stock certificates with your proxy.

Q:  WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED? (SEE PAGE 53)

A: IHI and T-3 are working toward completing the merger as quickly as possible. We hope to complete the merger by the end of the third calendar quarter of 2001.

Q:  WHO SHOULD I CALL WITH QUESTIONS?

A: IHI shareholders should call Stephen W. Nash, vice president, secretary and general counsel, at (713) 747-1025 with any questions about the merger. T-3 shareholders should call Michael T. Mino, vice president, chief financial officer, treasurer and secretary, at (713) 437-5111 with any questions about the merger.

Q:  ARE T-3 SHAREHOLDERS ENTITLED TO DISSENTERS' OR APPRAISAL RIGHTS? (SEE PAGE
    50)

A: Yes. T-3 shareholders have the opportunity to assert dissenters' rights relating to the merger. In order to claim these rights, T-3 shareholders must comply with the requirements of Delaware law. T-3 shareholders should read the section entitled "The Merger and Related Transactions -- Appraisal Rights/Dissenters' Rights."

Q:  ARE IHI SHAREHOLDERS ENTITLED TO DISSENTERS' OR APPRAISAL RIGHTS? (SEE PAGE
    47)

A: The availability of dissenters' rights depends on whether IHI common stock is listed on the Nasdaq Stock Market. IHI has received a notice of potential delisting from Nasdaq. See, "The Merger and Related Transactions -- Listing on the Nasdaq National Market" (page 46). If on the record date for the IHI annual meeting, IHI common stock is listed on the Nasdaq National Market and immediately after the merger and the reincorporation the combined company common stock is approved for quotation on the Nasdaq National Market, IHI shareholders will not have dissenters' rights. If, however, IHI common stock is not listed on the Nasdaq National Market at the time of the merger and the reincorporation, IHI shareholders may have dissenters' rights as a result of the merger or the reincorporation. Because Texas law is unclear and IHI may be delisted from Nasdaq, IHI shareholders who wish to object to the merger and/or the reincorporation and assert dissenters' rights should consult with their attorneys. See "The Merger and Related
    Transactions -- Dissenters' Rights and Appraisal Rights" on page 47.

                                    SUMMARY

     This summary presents selected information from this joint proxy statement-prospectus and may not contain all of the information that is important to you. You should read carefully this entire document, including the merger agreement and the other documents attached to this joint proxy statement-prospectus and other documents referenced in it for a more complete understanding of the merger. Also, see "Where You Can Find More Information" (page 127).

                      THE COMPANIES (SEE PAGES 79 AND 100)

INDUSTRIAL HOLDINGS, INC.
7135 Ardmore
Houston, Texas 77054
(713) 747-1025

http://www.ihii.com

     IHI owns and operates a diversified group of middle-market industrial manufacturing and distribution businesses whose products include metal fasteners, large and heavy pressure vessels, steam panels and wind towers, high-pressure industrial valves and related products and services. Its operations are organized into three business segments:

     - the Energy Group remanufactures and sells high pressure valves, pumps and other related products to the energy industry including the exploration, completion and production industries, the pipeline transportation and storage industries, and the petrochemical, chemical and petroleum refining industries;

     - the Stud Bolt and Gasket Group manufactures and distributes stud bolts, nuts, gaskets, hoses, fittings and other products primarily to the petrochemical, chemical and oil and gas industries; and

     - the Heavy Fabrication Group manufactures and distributes medium and thick-walled pressure vessels, wind towers, gas turbine casings, heat exchangers, heat panels and other large machined weldments.

T-3 ENERGY SERVICES, INC.
600 Travis, Suite 6050
Houston, Texas 77002
(713) 437-5111

http://www.t3energyservices.com

     T-3 provides a broad range of oilfield products and services primarily to major and independent oil and gas companies engaged in the exploration, production and development of oil and gas properties offshore in the Gulf of Mexico, major operators of petrochemical and refinery plants throughout the Gulf Coast region, and offshore and onshore drilling and well servicing contractors. These products and services include: (1) the manufacture of valves, chokes, actuators, and other high pressure, severe service products, (2) the aftermarket remanufacture and repair of blowout preventers, valves, manifolds and drilling machinery, including drawworks, mud pumps, and traveling equipment, (3) the sale, repair, and remanufacture of electric motors and generators used in both the upstream and downstream segments of the energy industry and (4) the specialty distribution of pipes, valves, stud bolts, gaskets and other ancillary products used in both the upstream and downstream segments of the energy industry, as well as by shipyards and offshore fabrication companies in the Gulf Coast area.

                       THE MEETINGS (SEE PAGES 24 AND 27)

DATE, TIME AND PLACE OF MEETINGS (SEE PAGES 24 AND 27)

     The IHI annual meeting will be held at 7135 Ardmore, Houston, Texas 77054,
at 9:00 a.m. on           ,      , 2001. At the meeting, IHI shareholders will
be asked to approve the merger agreement and the transactions contemplated thereby, including the change of IHI's name to "T-3 Energy Services, Inc." following the merger. IHI shareholders will also be asked to approve the reincorporation of the combined company from Texas to Delaware and to elect three Class I directors who will serve until the earlier of the closing of the merger or IHI's third annual meeting following their election.

     The T-3 special meeting will be held at 600 Travis, Suite 6000, Houston,
Texas 77002 at 8:00 a.m. on           ,      , 2001. At the special meeting, T-3
shareholders will be asked to approve the merger agreement and the transactions contemplated thereby.

RECORD DATE; VOTING; SHARE OWNERSHIP OF MANAGEMENT (SEE PAGES 24, 27, 124 AND
126)

     You are entitled to vote at your shareholders' meeting if you owned shares
as of the close of business on           , 2001, the record date.

     On the record date, there were 13,690,165 shares of IHI common stock entitled to vote at the IHI annual meeting. For each of the proposals described above, IHI shareholders will be entitled to one vote at the meeting for each share of IHI common stock held of record on the record date. On the record date, directors and executive officers of IHI may be deemed to be the beneficial owners of 2,568,313 shares of IHI common stock, or approximately 19% of the outstanding IHI common stock.

     On the record date, there were 218,377 shares of T-3 common stock entitled to vote at the T-3 special meeting. T-3 shareholders will be entitled to one vote at the special meeting for each share of T-3 common stock held of record on the record date for the adoption of the merger agreement. On the record date, directors and executive officers of T-3 may be deemed to be the beneficial owners of 190,377 shares of T-3 common stock, or approximately 87% of the outstanding T-3 common stock.

VOTES REQUIRED (SEE PAGES 24 AND 27)

     Approval by IHI shareholders of the proposal to approve the merger agreement and the transactions contemplated thereby and the proposal to reincorporate the combined company in Delaware will each require the approval of holders of at least two-thirds of the IHI common stock outstanding on the record date. For the election of directors, each person will be elected if the number of shares voted in favor of that nominee exceeds the number of shares voted in opposition.

     Approval by T-3 shareholders of the merger agreement and the transactions contemplated thereby will require the approval of holders of at least a majority of the shares of T-3 common stock outstanding on the record date.

RECOMMENDATION OF IHI BOARD OF DIRECTORS (SEE PAGE 32)

     The IHI board of directors unanimously recommends that IHI shareholders vote "FOR" approval of the merger agreement, "FOR" reincorporation of IHI from Texas to Delaware, and "FOR" the election of each of the candidates for Class I director named in this joint proxy statement-prospectus.

RECOMMENDATION OF T-3 BOARD OF DIRECTORS (SEE PAGE 40)

     The T-3 board of directors unanimously recommends that T-3 shareholders vote "FOR" approval of the merger agreement.

                                   THE MERGER

     The merger agreement is attached as Annex I to this joint proxy statement-prospectus. We encourage you to read the merger agreement because it is the legal document that governs the merger.

ABOUT THE MERGER GENERALLY (SEE PAGE 29)

     The merger agreement calls for the merger of T-3 with IHI. As a result of the merger:

     - T-3 will merge into IHI, with IHI surviving the merger under the new name "T-3 Energy Services, Inc.;"

     - T-3 will cease its independent existence and become part of IHI, which we refer to in this joint proxy statement-prospectus as the "combined company;"

     - First Reserve Fund VIII is anticipated to invest $1.9 million (based on an expected closing date of September 30, 2001) in T-3 immediately prior to the closing of the merger at an equivalent price per share of IHI common stock of $1.75, which investment may be adjusted depending on the timing of the closing of the merger, the sale proceeds received by IHI from certain required dispositions, and IHI's ability to secure refinancing pending closing of the merger (see, "The Merger
       Agreement -- Equity Investments in T-3" (page 57));

     - T-3 shareholders will own approximately 66% of the combined company's outstanding common shares immediately after the closing of the merger, and the IHI shareholders will own the remaining 34% of the outstanding common shares of the combined company;

     - The combined company's eight-member board of directors will initially consist of six persons designated by T-3 and two persons designated by IHI. T-3's chief executive officer and chief financial officer will assume the same positions with the combined company; and

     - The combined company charter and bylaws will be amended and restated to, among other things, increase the number of authorized shares of common stock from 50 million to 75 million.

WHAT IHI SHAREHOLDERS AND T-3 SHAREHOLDERS WILL RECEIVE IN THE MERGER (SEE PAGE
53)

     No Conversion of IHI Stock. Shares of IHI common stock will not be converted in the merger. After the merger, IHI stock certificates will represent the same number of common shares as they represented before the merger. However, if the merger is completed, the percentage ownership that former IHI shareholders will own in the combined company will be reduced to approximately 34%, because the number of the combined company outstanding shares will increase almost four-fold.

     Conversion of T-3 Stock. As a result of the merger, T-3 shareholders will receive, for each T-3 common share, 80.006 combined company common shares. The combined company will not issue any fractional shares. Instead, a T-3 shareholder will receive payment in cash, without interest, for any fractional share the shareholder would have otherwise received in the merger.

     After the merger, T-3 shareholders will no longer have any rights as T-3 shareholders. After the merger closes, T-3 shareholders will surrender their T-3 stock certificates to an exchange agent to be designated by the combined company and will receive combined company common share certificates, plus cash for any fractional shares. However, if the reincorporation described below is approved by the IHI shareholders, T-3 shareholders will receive, in lieu of shares of the combined company, certificates representing shares of the reincorporated company.

OPINION OF IHI'S FINANCIAL ADVISOR (SEE PAGE 32)

     IHI engaged Raymond James & Associates, Inc. to act as its financial advisor to render an opinion to the IHI board of directors as to the fairness, from a financial point of view, to IHI shareholders based on the consideration to be received by them in the merger. On April 26, 2001, Raymond James delivered its written opinion to the IHI board of directors that, as of the date of such opinion and subject to the assumptions, scope and other limitations described in the opinion, the consideration to be received by IHI shareholders in the merger with T-3 was fair from a financial point of view to IHI shareholders. This opinion was reaffirmed on May 4, 2001 based on a later draft of the merger agreement. IHI has paid Raymond James $350,000 for its opinion, plus out-of-pocket expenses.

     The above summary of Raymond James' opinion is qualified in its entirety by reference to the full text of the opinion attached to this joint proxy statement-prospectus as Annex II. IHI shareholders are urged to carefully read the entire opinion.

OFFICERS AND DIRECTORS OF IHI FOLLOWING THE MERGER (SEE PAGE 40)

     IHI and T-3 have agreed in the merger agreement that at the closing of the merger the board of directors of IHI will consist of eight persons, six of whom will be designated by T-3 and two of whom will initially be designated by IHI. At the closing of the merger, the chief executive and financial officers of T-3, Michael L. Stansberry and Michael T. Mino, will assume the same positions with the combined company.

INTEREST OF CERTAIN PERSONS IN THE MERGER (SEE PAGE 42)

     A number of directors and executive officers of IHI and T-3 have interests in the merger as employees and/or directors that are different from, or in addition to, your interests as a shareholder. If we complete the merger, (1) certain directors and members of the existing senior management of each of IHI and T-3 will be designated as members of the initial board of directors and senior management of the combined company; (2) certain executive officers and/or directors of IHI and T-3 will enter into employment agreements with the combined company; (3) options to purchase T-3 common stock held by T-3's directors and officers will be automatically converted into options to acquire shares of combined company common stock adjusted to account for the exchange rate for T-3 common shares in the merger; (4) under the terms of the IHI employee stock option plans, all of the IHI employee stock options, including those held by IHI's senior management, will fully vest on closing of the merger; and (5) certain officers of IHI will receive severance payments on account of the merger. The boards of directors of IHI and T-3 recognized these interests and determined that they did not detract from the fairness of the merger to IHI shareholders and T-3 shareholders, respectively.

BUSINESS RELATIONSHIPS BETWEEN IHI AND T-3 (SEE PAGE 61)

     In connection with the execution of the merger agreement and to improve the liquidity of IHI prior to closing, on May 7, 2001, IHI sold its subsidiary, A&B Bolt & Supply, Inc., to T-3 for a cash purchase price of $15.0 million. The proceeds were used by IHI to repay secured bank indebtedness of approximately $8.8 million, to pay third party consent fees and for working capital purposes.

OTHER TERMS AND CONDITIONS TO COMPLETION OF THE MERGER (SEE PAGE 54)

     IHI and T-3 will complete the merger only if a number of conditions are satisfied, including, but not limited to, the following:

     - the merger agreement must be approved by the shareholders of both IHI and T-3;

     - IHI must sell its Engineered Products Group, which we sometimes refer to in this joint proxy statement-prospectus as "EPG," and one of its subsidiaries, Beaird Industries, Inc., in accordance with the terms of the merger agreement;

     - IHI and T-3 must obtain all legally required consents and approvals;

     - no material adverse change has occurred with respect to IHI or T-3;

     - no law, regulation or order prohibits the completion of the merger;

     - no more than 2.5% of T-3 shareholders have exercised dissenters' rights; and

     - each member of the IHI board of directors has resigned immediately before the merger closes.

     In addition, all indebtedness under IHI's senior credit facility, its loan agreement with EnSerCo, L.L.C., as well as other designated IHI indebtedness, must be refinanced either through a third party financing or a bridge loan from First Reserve Fund VIII, which it has agreed to provide if a third party refinancing cannot be obtained prior to the merger.

ACCOUNTING TREATMENT (SEE PAGE 46)

     For accounting purposes, the merger will be treated as if T-3 was the acquiror (a reverse acquisition) of IHI using the purchase method of accounting. Under the purchase method of accounting, the purchase price is allocated to the assets and liabilities of IHI acquired by T-3 based upon the estimated fair values of such assets and liabilities on the date of acquisition. Any excess of the fair market value of the consideration given over the fair market value of the identifiable net assets acquired is reported as goodwill.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 43)

     It is a condition to the obligation of T-3 to complete the merger that it receive a legal opinion from Porter & Hedges, L.L.P., counsel for T-3, that the merger constitutes a reorganization within the meaning of Section 368 of the Internal Revenue Code for United States federal income tax purposes.

     If the merger is treated as reorganization under the Internal Revenue Code, in general, for federal income tax purposes:

     - no gain or loss will be recognized by IHI shareholders, except cash received by IHI shareholders on exercise of dissenters' rights; and

     - no gain or loss will be recognized by T-3 shareholders as a result of the exchange of their T-3 common shares for combined company common shares in the merger, except with respect to cash received by T-3 shareholders in lieu of fractional common shares of the combined company or on the exercise of dissenters' rights.

FEDERAL SECURITIES LAW CONSEQUENCES (SEE PAGE 45)

     The combined company common stock issuable in the merger will be registered under the Securities Act of 1933 and will be freely transferable, except for combined company common stock issued to any person who is deemed an "affiliate" of T-3 at the time of the T-3 special meeting.

     Under the merger agreement the combined company must file a shelf registration statement with the SEC within 45 days after the merger closes to register for public resale the merger shares received by certain of the T-3 shareholders.

REGULATORY APPROVALS REQUIRED TO COMPLETE THE MERGER (SEE PAGE 46)

     We are unaware of any material regulatory approval required to complete the merger.

               REINCORPORATION FOLLOWING THE MERGER (SEE PAGE 63)

     IHI and T-3 have agreed in the merger agreement that, subject to IHI shareholder approval, the combined company will be reincorporated in Delaware immediately after completion of the merger. If the merger between IHI and T-3 is not completed, the reincorporation will not occur even if approved by IHI shareholders. If the reincorporation is completed, each share of combined company common stock will be exchanged for one share of common stock in the reincorporated company. The shares of the Delaware corporation will have substantially the same rights and preferences as the exchanged shares, except to the extent those rights differ under Texas and Delaware law.

                ADDITIONAL ANNUAL MEETING MATTERS (SEE PAGE 24)

     At the IHI annual meeting, IHI shareholders will also vote on the election of three Class I directors to serve until the earlier of the third annual meeting following their election or the closing of the merger.

                           RISK FACTORS (SEE PAGE 20)

     The business of the combined company following the merger will be subject to various risks, including those arising from the merger.

                           FORWARD-LOOKING STATEMENTS

     This joint proxy statement-prospectus contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to IHI and T-3 that are based on the beliefs of the management of IHI and T-3 as well as assumptions made by, and information currently available to, the management of IHI and T-3. In addition, when used in this document, the words "likely," "will," "suggests," "may," "would," "could," "anticipate," "expect," "intend," "plan," "believe," "seek," "estimate," "predict" and similar expressions and their variants, as they relate to IHI, T-3 or the combined company, or to the management of any of the companies, may identify forward-looking statements. These statements reflect the judgment of the management of IHI or T-3 as of the date of this joint proxy statement-prospectus about future events, the outcome of which is subject to certain risks, including the risk factors described in this joint proxy statement-prospectus, which may have a significant impact on the business, operating results or financial conditions of IHI, T-3 or the combined company. Shareholders are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in this joint proxy statement-prospectus. Neither IHI nor T-3 undertakes any obligation to update forward-looking statements.

          SELECTED SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following selected summary unaudited pro forma combined financial data combines the historical consolidated balance sheets of T-3 and IHI as of March 31, 2001 and the statements of operations of T-3 and IHI for the year ended December 31, 2000 and for the three months ended March 31, 2001 after giving effect to: (1) T-3's acquisitions of Cor-Val, Inc., Preferred Industries, Inc., O&M Equipment, Inc., Control Products of Louisiana, Inc., Coastal Electric Motors, Inc. and A&B Bolt & Supply, Inc.; (2) IHI's dispositions or planned dispositions (as required by the merger agreement) of Blastco Services Company, A&B Bolt & Supply, Inc., the Engineered Products Group and Beaird Industries, Inc.; (3) the conversion by First Reserve Fund VIII (as required by the merger agreement) of $23.5 million in convertible notes along with the related accrued interest into equity of T-3; (4) the conversion (as required under the merger agreement) by SJMB, L.P. of $7.3 million in convertible notes along with the related accrued interest into equity of IHI; (5) the additional $2.3 million equity investment by First Reserve Fund VIII into T-3 (as required by the merger agreement); (6) the refinancing of the combined company debt (as required by the merger agreement); and (7) the merger of T-3 and IHI, all as if these events had occurred January 1, 2000 for operating data and March 31, 2001 for balance sheet data.

     We are providing this information to assist you in your analysis of the financial aspects of the merger. For accounting purposes the merger will be treated as if T-3 was the acquiror (a reverse acquisition) of IHI using the purchase method of accounting. See, "The Merger and Related
Transactions -- Accounting Treatment" (page 46).

     We are providing this information for illustrative purposes only. It does not necessarily reflect what the results of operations or financial position of the combined company would have been if the merger had actually occurred on the indicated dates. This information also does not necessarily indicate what the combined company's operating results or consolidated financial position will be in the future. The following information should be read in conjunction with the unaudited pro forma combined condensed financial statements and related notes included elsewhere in this joint proxy statement-prospectus.

                                                                           PRO FORMA
                                                             --------------------------------------
                                                               THREE MONTHS
                                                                  ENDED              YEAR ENDED
                                                              MARCH 31, 2001     DECEMBER 31, 2000
                                                             ----------------    ------------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Sales......................................................      $55,553              $185,743
Cost of sales..............................................       38,593               131,921
                                                                 -------              --------
Gross profit...............................................       16,960                53,822
Selling, general and administrative........................       11,741                47,820
                                                                 -------              --------
Operating income...........................................        5,219                 6,002
Interest expense, net......................................       (1,667)               (6,576)
Other income (expense)(2)..................................         (141)               (3,838)
                                                                 -------              --------
Income (loss) from continuing operations before income
  taxes....................................................        3,411                (4,412)
Income tax expense.........................................        1,534                   207
                                                                 -------              --------
Net income (loss) from continuing operations(3)............      $ 1,877              $ (4,619)
                                                                 =======              ========
PER SHARE DATA:
Basic earnings (loss) per share............................      $  0.04              $   (.09)
Diluted earnings (loss) per share..........................      $  0.03              $   (.09)(1)
Weighted average common shares outstanding -- basic........       52,577                52,543
Weighted average common shares outstanding -- dilutive.....       54,160                52,543(1)

                                                                PRO FORMA
                                                                  AS OF
                                                              MARCH 31, 2001
                                                              --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................     $ 24,497
Total assets................................................      187,068
Long-term obligations(4)....................................       63,541
Total liabilities...........................................      107,412
Shareholders' equity........................................       79,656

---------------
(1) Common stock equivalents have not been included in the calculation of earnings per share because their inclusion would be anti-dilutive.

(2) Other income (expense) for 2000 includes a $7 million loss on the write-off of IHI's equity investment in an Italian heavy fabrication company and a $2.7 million gain on sale of surplus real estate.

(3) Net income (loss) from continuing operations does not include an extraordinary charge of $1.0 million related to capitalized financing fees of T-3 which will be written off in connection with the required refinancing.

(4) Excludes other long-term liabilities and deferred income taxes.

         IHI'S SELECTED SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

     IHI derived the following selected summary historical consolidated financial data for each of the five years for the period ended December 31, 2000 from its audited consolidated financial statements. IHI's consolidated financial data give retroactive effect to the acquisitions of Whir Acquisition, Inc., GHX, Incorporated, Moores Pump and Services, Inc., United Wellhead Services, Inc. and Blastco Services Company under the "pooling-of-interests" method of accounting.

     In IHI's opinion, the unaudited financial data for the three-month periods ended March 31, 2001 and 2000 include all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the results of operations and financial position for such periods. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the full year or any future period. The following information should be read in conjunction with IHI's consolidated financial statements, related notes and other financial data included elsewhere in this joint proxy statement-prospectus.

                                    THREE
                                MONTHS ENDED
                                  MARCH 31,                    YEARS ENDED DECEMBER 31,
                              -----------------   ---------------------------------------------------
                               2001      2000     2000(1)    1999(2)    1998(3)    1997(4)    1996(5)
                              -------   -------   --------   --------   --------   --------   -------
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA(6):
Sales.......................  $60,714   $43,264   $186,201   $202,457   $183,821   $121,022   $76,882
Cost of sales...............   47,265    34,774    149,310    166,750    141,417     88,494    58,053
                              -------   -------   --------   --------   --------   --------   -------
Gross profit................   13,449     8,490     36,891     35,707     42,404     32,528    18,829
Selling, general and
  administrative............    9,998    11,386     40,149     45,555     33,042     24,305    16,575
                              -------   -------   --------   --------   --------   --------   -------
Operating income (loss).....    3,451    (2,896)    (3,258)    (9,848)     9,362      8,223     2,254
Equity in earnings (losses)
  of unconsolidated
  affiliates................       --        --         --     (6,008)     1,303        (61)       --
Other income (expense)......   (2,606)   (2,942)   (13,495)    (6,379)    (2,705)    (1,450)     (716)
                              -------   -------   --------   --------   --------   --------   -------
Income (loss) from
  continuing operations
  before income tax expense
  (benefit).................      845    (5,838)   (16,753)   (22,235)     7,960      6,712     1,538
Income tax expense
  (benefit).................       20        --        224     (6,055)     2,928      2,714       582
                              -------   -------   --------   --------   --------   --------   -------
Income (loss) from
  continuing operations.....      825    (5,838)   (16,977)   (16,180)     5,032      3,998       956
Income (loss) from
  discontinued
  operations(6).............       --       371    (22,527)    (2,853)     1,102      1,205       749
                              -------   -------   --------   --------   --------   --------   -------
Net income (loss)...........      825    (5,467)   (39,504)   (19,033)     6,134      5,203     1,705
Distributions to
  shareholders..............       --        --         --         --         34        130        77
                              -------   -------   --------   --------   --------   --------   -------
Net income (loss) available
  to common shareholders....  $   825   $(5,467)  $(39,504)  $(19,033)  $  6,100   $  5,073   $ 1,628
                              =======   =======   ========   ========   ========   ========   =======
PER SHARE DATA:
Basic earnings (loss) per
  share:
  Continuing operations.....  $   .06   $  (.38)  $  (1.21)  $  (1.08)  $    .36   $    .34   $   .10
  Discontinued operations...       --       .02      (1.60)      (.19)       .08        .10       .08
                              -------   -------   --------   --------   --------   --------   -------
  Net income (loss).........  $   .06   $  (.36)  $  (2.81)  $  (1.27)  $    .44   $    .44   $   .18

                                    THREE
                                MONTHS ENDED
                                  MARCH 31,                    YEARS ENDED DECEMBER 31,
                              -----------------   ---------------------------------------------------
                               2001      2000     2000(1)    1999(2)    1998(3)    1997(4)    1996(5)
                              -------   -------   --------   --------   --------   --------   -------
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Diluted earnings (loss) per
  share:
  Continuing operations.....  $   .05   $  (.38)  $  (1.21)  $  (1.08)  $    .34   $    .31   $   .09
  Discontinued operations...       --       .02      (1.60)      (.19)       .08        .10       .08
                              -------   -------   --------   --------   --------   --------   -------
  Net income (loss).........  $   .05   $  (.36)  $  (2.81)  $  (1.27)  $    .42   $    .41   $   .17
Weighted average common
  shares
  outstanding -- basic......   13,690    15,111     14,053     14,956     14,000     11,489     9,060
Weighted average common
  shares
  outstanding -- dilutive...   19,730    15,111     14,053     14,956     14,726     12,403     9,710

                                         AS OF                     AS OF DECEMBER 31,
                                       MARCH 31,   --------------------------------------------------
                                         2001        2000       1999       1998      1997      1996
                                       ---------   --------   --------   --------   -------   -------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)............  $(32,861)   $(32,875)  $ (2,220)  $ 43,552   $26,601   $24,105
Total assets.........................   153,472     149,682    180,640    198,517    91,310    57,621
Long-term obligations(7).............     6,134       6,391      9,903     30,334    13,510     9,461
Total debt...........................    95,292      96,798     98,863     96,368    36,644    26,500
Total liabilities....................   143,965     141,000    131,036    132,604    53,986    35,153
Shareholders' equity.................     9,507       8,682     49,604     65,913    37,324    22,468

---------------
(1) IHI sold Blastco effective April 1, 2000.

(2) IHI sold Rogers Equipment in October 1999.

(3) IHI acquired RJ Machine in January 1998, Beaird in July 1998, and A&B Bolt in August 1998. The results of their operations have been included from the dates of acquisitions. Philform, acquired in February 1998, and Ideal Products, acquired in August 1998, are part of EPG and their results of operations have been included in income (loss) from discontinued operations.

(4) IHI acquired Lone Star in February 1997, Manifold Valve Services in March 1997, Rogers Equipment in August 1997 and Walker Bolt in November 1997. The results of their operations have been included from the dates of acquisition.

(5) IHI acquired American Rivet in November 1996. American Rivet is part of EPG and its results of operations have been included in income (loss) from discontinued operations.

(6) In December 2000, IHI adopted a plan of disposal for EPG.

(7) Excludes other long-term liabilities and deferred income taxes.

         T-3'S SELECTED SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

     T-3 was incorporated in October 1999, but did not engage in business activities until the acquisition of Cor-Val, Inc. on February 29, 2000. T-3 acquired Preferred Industries, Inc. on April 30, 2000. For financial reporting purposes, T-3 was deemed the accounting acquiror of both Cor-Val and Preferred Industries and applied the purchase method of accounting in both acquisitions. Cor-Val and Preferred Industries have been identified as predecessors to T-3 for financial presentation purposes. In this joint proxy statement-prospectus, T-3 sometimes refers to Cor-Val and Preferred Industries together as the "Predecessors". The results of operations for the Predecessors are included in the operating results of T-3 from their respective dates of acquisition.

T-3

     The following selected summary unaudited historical consolidated financial data for the year ended December 31, 2000 was derived from the audited consolidated financial statements of T-3. The unaudited financial data for the three month periods ended March 31, 2001 and 2000 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which T-3 considers necessary for a fair presentation of the financial position and the results of operations for each period. Operating results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the entire year or any future periods. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial data included elsewhere in this joint proxy statement-prospectus.

                                                            THREE MONTHS ENDED
                                                                 MARCH 31,                 YEAR ENDED
                                                       -----------------------------      DECEMBER 31,
                                                           2001             2000              2000
                                                       ------------     ------------     ---------------
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
OPERATING DATA(1):
Sales................................................    $13,392           $1,339            $25,683
Cost of sales........................................      8,559              651             15,171
                                                         -------           ------            -------
Gross profit.........................................      4,833              688             10,512
Selling, general and administrative..................      2,962              355              6,767
                                                         -------           ------            -------
Operating income.....................................      1,871              333              3,745
Interest expense.....................................       (964)            (183)            (2,722)
Other income (expense)...............................          2                5                (20)
                                                         -------           ------            -------
Income before income taxes...........................        909              155              1,003
Income tax expense...................................        452               81                668
                                                         -------           ------            -------
Net income...........................................    $   457           $   74            $   335
                                                         =======           ======            =======
Basic earnings per share.............................    $  2.11           $34.88            $  2.34
                                                         =======           ======            =======
Diluted earnings per share...........................    $  1.91           $34.88(2)         $  2.34(2)
                                                         =======           ======            =======
Weighted average common shares
  outstanding -- basic...............................    216,977            2,110            143,367
Weighted average common shares
  outstanding -- diluted.............................    301,857            2,110(2)         143,367(2)

                                                                AS OF         AS OF
                                                              MARCH 31,    DECEMBER 31,
                                                                2001           2000
                                                              ---------    ------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................   $ 7,466       $ 6,663
Total assets................................................    69,428        66,819
Long-term debt..............................................    28,581        28,083
Convertible subordinated debt, from shareholder.............     8,000         8,000
Total liabilities...........................................    46,938        44,786
Shareholders' equity........................................    22,490        22,033

---------------
(1) T-3 has not paid cash dividends for any of the periods presented.

(2) The impact from the assumed conversion of T-3's convertible subordinated debt was not included in the computation of diluted earnings per share because its inclusion would have been anti-dilutive.

COR-VAL, INC.

     The following selected summary unaudited historical financial data for the year ended March 31, 1999 and for the eleven months ended February 29, 2000 were derived from the audited consolidated financial statements of Cor-Val. Cor-Val has been identified as a predecessor to T-3 for financial presentation purposes. The data should be read in conjunction with the financial statements, related notes, and other financial data included elsewhere in this joint proxy statement-prospectus.

                                                              ELEVEN MONTHS
                                                                  ENDED        YEAR ENDED
                                                              FEBRUARY 29,     MARCH 31,
                                                                 2000(2)          1999
                                                              -------------    ----------
                                                                    (IN THOUSANDS)
OPERATING DATA(1):
Sales.......................................................     $10,842        $10,310
Cost of sales...............................................       5,577          4,818
                                                                 -------        -------
Gross profit................................................       5,265          5,492
Selling, general and administrative.........................       3,649          4,130
                                                                 -------        -------
Operating income............................................       1,616          1,362
Interest expense............................................         (88)          (120)
Other income (expense)......................................         141             23
                                                                 -------        -------
Income before income taxes..................................       1,669          1,265
Income tax expense..........................................          51            468
                                                                 -------        -------
Net income..................................................     $ 1,618        $   797
                                                                 =======        =======

                                                                  AS OF
                                                                MARCH 31,
                                                                   1999
                                                              --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA(1):
Working capital.............................................      $1,289
Total assets................................................       4,041
Long-term debt..............................................          94
Total liabilities...........................................       1,686
Shareholders' equity........................................       2,355

---------------
(1) Financial data for periods prior to fiscal 1999 has not been presented as sufficient detailed accounting records are not readily available to convert financial information to U.S. generally accepted accounting principles on a comparable basis. Additionally, T-3 management believes that this information would not be meaningful in relation to the trend of T-3's current operating results or financial condition.

(2) In July 1999, Cor-Val purchased all of the equity securities of Cor-Val Services, Inc. in exchange for its common stock.

PREFERRED INDUSTRIES, INC.

     The following selected summary unaudited historical financial data for the two years ended December 31, 1999 and 1998, and for the four months ended April 30, 2000 were derived from the audited financial statements of Preferred Industries. Preferred has been identified as a predecessor to T-3 for financial reporting purposes. The data should be read in conjunction with the financial statements, related notes and other financial data included elsewhere in this joint proxy statement-prospectus.

                                                          FOUR MONTHS            YEARS ENDED
                                                             ENDED              DECEMBER 31,
                                                           APRIL 30,      -------------------------
                                                              2000         1999           1998
                                                          ------------    -------    --------------
                                                                       (IN THOUSANDS)
OPERATING DATA(1):
Sales...................................................     $3,808       $12,925       $18,040
Cost of sales...........................................      2,526         8,501        12,266
                                                             ------       -------       -------
Gross profit............................................      1,282         4,424         5,774
Selling, general and administrative.....................        641         4,449         5,545
                                                             ------       -------       -------
Operating income (loss).................................        641           (25)          229
Interest expense........................................        (62)         (205)         (146)
Other income............................................         39           138           107
                                                             ------       -------       -------
Income (loss) before income taxes.......................        618           (92)          190
Income tax expense......................................        266            39            87
                                                             ------       -------       -------
Net income (loss).......................................     $  352       $  (131)      $   103
                                                             ======       =======       =======

                                                                   AS OF DECEMBER 31,
                                                              ----------------------------
                                                                  1999            1998
                                                              ------------    ------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA(1):
Working capital.............................................     $2,189          $2,448
Total assets................................................      6,923           7,942
Long-term debt..............................................      1,843           2,358
Total liabilities...........................................      3,228           4,116
Shareholders' equity........................................      3,695           3,826

---------------
(1) Financial data for periods prior to fiscal 1998 has not been presented as sufficient detailed accounting records are not readily available to convert financial information to U.S. generally accepted accounting principles on a comparable basis. Additionally, T-3 management believes that this information would not be meaningful in relation to the trend of T-3's current operating results or financial condition.

                           COMPARATIVE PER SHARE DATA

     The following summary presents comparative historical per share data for both IHI and T-3 and pro forma per share information for the combined company. The pro forma amounts assume the merger was effective as of the commencement of the periods presented and was accounted for as a reverse acquisition.

     Pro forma amounts represent the combined pro forma results of IHI and T-3. The data presented should be read in conjunction with the historical financial statements and related notes included elsewhere in this joint proxy statement-prospectus.

                                                                 THREE MONTHS
                                                                     ENDED         YEAR ENDED
                                                                   MARCH 31,      DECEMBER 31,
                                                                     2001             2000
                                                                ---------------   ------------
Historical -- IHI
  Basic earnings (loss) per share from continuing
     operations.............................................         $ .06           $(1.21)
  Diluted earnings (loss) per share from continuing
     operations.............................................           .05            (1.21)
  Cash dividends per share..................................            --               --
  Book value per share......................................           .69              .63
Historical -- T-3(1)
  Basic earnings per share..................................         $ .03           $  .03
  Diluted earnings per share................................           .02              .03
  Cash dividends per share..................................            --               --
  Book value per share......................................          1.30             1.27
Pro Forma per share data -- combined company
  Basic earnings (loss) per share...........................         $ .04           $ (.09)
  Diluted earnings (loss) per share.........................           .03             (.09)
  Cash dividends per share..................................            --               --
  Book value per share......................................          1.52               --

---------------

(1) Equivalent amounts per share as adjusted by the exchange rate set forth in the merger agreement.

                         COMPARATIVE MARKET PRICE DATA

IHI COMMON STOCK

     IHI common stock trades on the Nasdaq National Market under the symbol "IHII." The following table sets forth the high and low closing sales prices of its common stock for the periods indicated below:

                                                               HIGH      LOW
                                                              ------    -----
2001
  First Quarter.............................................  $ 2.25    $1.00
  Second Quarter (through June 21, 2001)....................  $ 2.31    $1.65
2000
  First Quarter.............................................  $ 2.81    $1.81
  Second Quarter............................................  $ 2.31    $0.75
  Third Quarter.............................................  $ 2.53    $1.31
  Fourth Quarter............................................  $ 2.13    $0.81
1999
  First Quarter.............................................  $10.38    $7.38
  Second Quarter............................................  $ 9.00    $6.75
  Third Quarter.............................................  $ 7.94    $3.25
  Fourth Quarter............................................  $ 4.19    $1.88

     All of the foregoing prices reflect interdealer quotations, without retail mark-up, mark-downs or commissions and may not necessarily represent actual transactions in IHI common stock.

     On Monday April 2, 2001, the last full trading day before the public announcement of the signing of the letter of intent, the last reported sales price of IHI common stock, as quoted by the Nasdaq National Market, was $2.3125
per share. On             , 2001, the last full trading day before the date of
this joint proxy statement-prospectus, the last reported sales price of IHI
common stock, as quoted by the Nasdaq National Market, was $     per share.
Shareholders of IHI and T-3 are urged to obtain current quotations for IHI
common stock. On             , 2001 there were approximately 267 record holders
of IHI common stock. IHI has never paid dividends on its common stock.

     IHI will apply for quotation of the common stock of the combined company on the Nasdaq National Market under the symbol "TTES".

T-3 COMMON STOCK INFORMATION

     T-3 common stock is not traded on any exchange and there is no established public trading market of such stock. No resales of the T-3 common stock occurred during the relevant period. T-3 has never paid dividends on its common stock.

POST-MERGER COMBINED COMPANY DIVIDEND POLICY

     After the merger, the combined company intends to retain future earnings to support its operations and growth. Any payment of cash dividends in the future will be at the discretion of the combined company board of directors and will be determined after consideration of factors including the amount of funds legally available for dividends, its earnings, financial condition, cash flows from operations, capital requirements and restrictions that may be imposed under the combined company's credit facilities.

                                  RISK FACTORS

     Both the merger and an investment in the common stock of the combined company involve a high degree of risk. By voting in favor of the merger, T-3 shareholders will be choosing to invest in IHI common stock, and IHI shareholders will be choosing to combine T-3's business with IHI's business and to dilute their percentage ownership interest in IHI. In addition to the other information contained in this joint proxy statement-prospectus, you should consider carefully the following risk factors in deciding whether to vote in favor of the merger. Realization of any of the following risks could have a material adverse effect on the combined company's business, results of operations, financial condition and cash flow.

RISKS RELATED TO THE MERGER

THE VALUE OF THE MERGER CONSIDERATION TO BE RECEIVED BY T-3 SHAREHOLDERS IN THE MERGER FOR EACH SHARE OF T-3 COMMON STOCK WILL NOT BE ADJUSTED FOR CHANGES IN THE MARKET PRICE OF IHI COMMON STOCK.

     T-3 shareholders will receive 80.006 shares of the combined company's common stock for each share of T-3 common stock that they hold. This exchange ratio will not be adjusted for increases or decreases in the market price of IHI common stock. Therefore, neither the IHI shareholders nor the T-3 shareholders will know the market value of the merger consideration to be paid at closing at the time they vote on the merger.

     The market price of IHI common stock may vary significantly prior to the closing of the merger. Unanticipated changes in IHI's business could cause IHI's operating results to vary significantly from quarter to quarter, which could lead to volatility or significant changes in the market price of IHI common stock. In addition, in recent years, the stock market has experienced extreme price and volume fluctuations that at times have been disproportionate, or unrelated to, the operating performance of the effected companies. Accordingly, the market price of IHI common stock may fluctuate significantly before the completion of the merger.

THE MERGER AGREEMENT REQUIRES IHI TO DISPOSE OF CERTAIN OPERATIONS, AND IHI MAY RECEIVE LESS SALES PROCEEDS THAN ANTICIPATED.

     The merger agreement provides that IHI will sell its subsidiaries that make up its Engineered Products Group and its Heavy Fabrication Group subsidiary, Beaird Industries, Inc. These dispositions are required to be completed prior to the closing of the merger. The agreements effecting the dispositions must be in a form reasonably acceptable to IHI and T-3, and T-3 will have no obligation to consent to the dispositions if the aggregate net proceeds will be less than $32.5 million. In addition, if the net proceeds from the dispositions are less than $39.4 million, First Reserve Fund VIII, T-3's principal shareholder, may acquire additional equity of T-3, which will increase the number of shares received by First Reserve Fund VIII in the merger. See "The Merger
Agreement -- Required IHI Dispositions (page 57) and -- Equity Investments in T-3" (page 57) for a more complete discussion of these dispositions and the additional equity investment.

WE WILL FACE SIGNIFICANT CHALLENGES IN INTEGRATING IHI AND T-3 OPERATIONS AND, AS A RESULT, MAY NOT REALIZE THE EXPECTED BENEFITS OF THE MERGER.

     Integrating the operations and personnel of IHI and T-3 will be a complex process, and we cannot be certain that the integration will be completed in a timely manner or that the anticipated benefits of the merger will be achieved. The successful integration of IHI and T-3 will require, among other things, the integration of our finance, human resources, operations and marketing groups and the coordination of our information systems. The diversion of the attention of our management and any difficulties encountered in the process of combining the companies could cause the disruption of, or a loss of momentum in, the activities of our business.

BECAUSE THE COMBINED COMPANY WILL BE CONTROLLED BY FIRST RESERVE FUND VIII, OTHER SHAREHOLDERS WILL HAVE A REDUCED ABILITY TO INFLUENCE OUR BUSINESS.

     Following the merger, current T-3 shareholders will own approximately 66% of the combined company. First Reserve Fund VIII, the principal shareholder of T-3, will own approximately 61% of the outstanding shares, and by virtue of its share ownership, will be able to elect the entire combined company board of directors, thereby controlling and generally directing its affairs. Although IHI will designate two of the eight members of the initial combined company board of directors, these two directors might not be re-elected after their initial one year term. First Reserve Fund VIII will also be able to determine, without the consent of other shareholders, the outcome of any corporate transaction or other matter submitted to other shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the combined company's assets. First Reserve Fund VIII will have sufficient voting power to prevent or cause a change in control of the combined company and amend its charter and bylaws. The interests of First Reserve Fund VIII may not be the same as the interests of the other holders of combined company common stock.

THE POSSIBILITY OF FUTURE SALES BY COMBINED COMPANY SHAREHOLDERS OF A SUBSTANTIAL AMOUNT OF COMBINED COMPANY COMMON STOCK COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Future sales of substantial amounts of shares of combined company common stock in the public market could adversely affect the prevailing market prices and the price of your common stock. Upon completion of the merger, the combined company will have approximately 53.4 million shares of common stock outstanding. Under the terms of the merger agreement, the combined company has agreed to file a shelf registration statement within 45 days after the completion of the merger to register for resale the restricted securities held by certain T-3 shareholders. See "The Merger Agreement -- Shelf Registration Statement" on page 58 for a more complete description of the shelf registration. In addition, certain other current shareholders of IHI have registration rights and will be able to register their common stock on the shelf registration statement. Sales of these restricted securities in the public market, or the availability of these shares for sale, could adversely affect the market price of combined company common stock.

THE COMBINED COMPANY COMMON STOCK MAY NO LONGER BE LISTED ON THE NASDAQ NATIONAL MARKET AFTER THE MERGER.

     Because the merger constitutes a change of control of IHI under the Nasdaq Marketplace Rules, the combined company must comply with the initial listing requirements for Nasdaq quotation. The combined company may not meet the initial listing requirements for the Nasdaq National Market, which are more stringent than the requirements for continued listing, including a minimum bid price of $5 per share. If the combined company common stock is not listed on the Nasdaq National Market, it may qualify for listing on the Nasdaq SmallCap market. If the common stock does not qualify for the Nasdaq SmallCap market, it will be traded on the over-the-counter bulletin board. If the combined company common stock is not approved for quotation immediately following the merger and the reincorporation, IHI shareholders may have dissenters' rights under Texas law. See "The Merger -- Dissenters' Rights and Appraisal Rights" on page 47 for a more complete discussion of the dissenters' rights of the IHI shareholders. Complying with dissenters' rights may be expensive for the combined company. In addition, if the combined company common stock is not listed on the Nasdaq National Market, combined company shareholders will not have as liquid a market for their common stock. IHI will apply for listing of the combined company common stock on the Nasdaq National Market; however, Nasdaq may not approve the combined company common stock for listing.

RISKS RELATED TO IHI AND T-3

THE COMBINED COMPANY WILL DEPEND ON THE OIL AND GAS INDUSTRY.

     Both IHI and T-3 are, and the combined company will continue to be, dependent upon the oil and gas industry and the level of oil and gas exploration and production. The level of exploration and production depends upon the prevailing view of future product prices. Many factors affect the supply and demand for oil and gas and therefore influence product prices, including:

     - the level of production from known reserves;

     - the cost of producing oil and gas;

     - the level of drilling activity;

     - worldwide economic activity; and

     - environmental regulation.

     If there is a significant reduction in demand for drilling services, in cash flows of drilling contractors or production companies or in drilling or well servicing rig utilization rates, then demand for our products will decline.

MOST OF IHI INDEBTEDNESS IS EITHER IN DEFAULT OR A CURRENT OBLIGATION.

     IHI is in default of a $15 million note payable to EnSerCo, L.L.C. On March 6, 2001, EnSerCo made demand for payment of all outstanding principal and interest totaling approximately $18 million. IHI and EnSerCo have entered into an agreed injunction providing that if the merger with T-3 is terminated or is not completed by October 31, 2001 (or December 31, 2001, if the parties are continuing commercial best efforts to complete the transaction), EnSerCo is entitled to enter an agreed judgement for the entire obligation, including accrued interest. IHI is also in financial covenant default of a $6.4 million term note with Heller Financial, Inc. In prior periods, IHI obtained waivers of these covenant defaults but has not done so with respect to the defaults existing as of December 31, 2000 and March 31, 2001. Although Heller has not expressed an intention to accelerate this obligation, it retains the right to do so. In addition, IHI's senior credit facility matures on August 31, 2001. IHI anticipates that it will seek an extension of the senior credit facility because it is likely that the closing of the merger will not occur by the maturity date.

     If IHI is unable to obtain an extension of its senior credit facility or if Heller seeks to collect the debt outstanding, the merger with T-3 may not be completed, and IHI's business may be adversely effected.

THE COMBINED COMPANY WILL HAVE SUBSTANTIAL DEBT, WHICH COULD ADVERSELY AFFECT ITS BUSINESS.

     At March 31, 2001, IHI had total indebtedness of approximately $95.3 million and debt as a percentage of total capitalization of 91%. On a pro forma basis after giving effect to the merger, the combined company would have had total indebtedness of approximately $68.2 million and debt as a percentage of total capitalization of 46% as of March 31, 2001. In connection with the merger, it is anticipated that the combined company will enter into a new credit facility, which will effect a refinancing of substantially all of the combined company's indebtedness. This level of indebtedness could have adverse consequences, including the following:

     - increase its vulnerability to general adverse economic and industry conditions;

     - limit its ability to fund future working capital, acquisitions, capital expenditures and other general corporate requirements;

     - limit its flexibility in planning for, or reacting to, changes in its business and its industry; and

     - place it at a competitive disadvantage compared to its competitors that have less debt.

     Under the terms of the merger agreement, if IHI is unable to enter into a new credit facility which will effect a refinancing of substantially all of the combined company's indebtedness, First Reserve Fund VIII has agreed to provide a bridge loan at the closing of the merger in an amount sufficient to refinance substantially all of IHI's indebtedness. In addition, in connection with IHI's refinancing, First Reserve Fund VIII has the right under the merger agreement to invest up to $10 million in T-3 at a price of

$140.01 per share (or $1.75 per equivalent IHI common share) in an effort to secure a third party refinancing for the combined company.

THE COMBINED COMPANY POST-MERGER ACQUISITION STRATEGY MAY NOT BE SUCCESSFUL.

     The combined company plans to make strategic acquisitions after completion of the merger. While we will evaluate business opportunities on a regular basis, we may not be successful in identifying any attractive acquisitions, or we may not have sufficient financial resources to make acquisitions. In addition, if we complete acquisitions after the merger, the combined company will be subject to all of the risks inherent in an expanding business, including integrating financial reporting, establishing satisfactory budgetary and other financial controls, funding increased capital needs and overhead expenses, obtaining management personnel required for expanded operations, and funding cash flow shortages that may occur if anticipated sales and revenues are not realized or are delayed, whether by general economic or market conditions or unforeseen internal difficulties. The combined company's future performance will depend, in part, on our ability to manage expanding operations and to adapt our operational systems for these expansions. We may not succeed at effectively and profitably managing the integration of any future acquisitions.

THE OILFIELD SERVICE INDUSTRY IN WHICH THE COMBINED COMPANY WILL PARTICIPATE IS HIGHLY COMPETITIVE, WHICH MAY RESULT IN A LOSS OF MARKET SHARE OR A DECREASE IN REVENUE OR PROFIT MARGINS.

     The oilfield service industry in which we operate is highly competitive. Many of our competitors have greater financial and other resources than we do. Each of our operating units are subject to competition from a number of similarly sized or larger businesses. Factors that affect competition include price, quality and customer service. Strong competition may result in a loss of market share and a decrease in revenue and profit margins.

                     THE ANNUAL MEETING OF IHI SHAREHOLDERS

GENERAL

     This joint proxy statement-prospectus is furnished in connection with the solicitation of the enclosed proxy by the board of directors of IHI for use at the annual meeting of shareholders of IHI to be held at its offices at 7135
Ardmore, Houston, Texas 77054, at 9:00 a.m., Houston time, on                ,
2001, and at any adjournment or postponement of the meeting. This joint proxy statement-prospectus is expected to be mailed to shareholders on or about
            , 2001.

PURPOSE OF THE MEETING

     The annual meeting will be held for the following purposes:

          1.  To approve the merger agreement.

          2. To approve the reincorporation of the combined company from Texas to Delaware.

          3. To elect three Class I directors to serve until the earlier of the third annual meeting following their election or the closing of the merger.

          4. To consider and act upon such other business as may properly come before the annual meeting.

RECORD DATE FOR THE ANNUAL MEETING

     The IHI board of directors has fixed the close of business on
               , 2001 as the record date. Only shareholders of record of IHI common stock on the books of IHI as of the close of business on the record date will be entitled to receive notice of, and to vote at, the meeting and any
adjournment or postponement of the meeting. On                , 2001, IHI had
13,690,165 shares of IHI common stock issued and outstanding and 267 shareholders of record. Each share of IHI common stock outstanding on the record date is entitled to one vote at IHI's meeting on each matter to be voted on.

QUORUM AND VOTING

     IHI has appointed Mellon Investor Services to function as the inspector of elections of the meeting, to tabulate votes, to ascertain whether a quorum is present and to determine the voting results on all matters presented to IHI shareholders. A majority of all shares of IHI common stock outstanding on the record date, represented in person or by proxy, constitutes a quorum for the transaction of business at the IHI annual meeting. Abstentions and broker non-votes are included in the determination of the number of shares present and voting and they count toward the quorum. However, abstentions and broker non-votes are tabulated separately. Abstentions and broker non-votes are counted in tabulations of votes cast on proposals presented to the shareholders and will have the same effect as negative votes on the merger and the reincorporation. If you fail to mail your proxy card, or if you fail to instruct your broker how to vote shares held for you in your broker's name, the effect will be the same as a vote against the merger and the reincorporation.

     If a quorum is not obtained, or if fewer shares of IHI common stock are voted in favor of the matters presented for consideration and approval at the IHI annual meeting than the number of shares necessary to approve the matters, IHI expects that the meeting will be postponed or adjourned for the purpose of allowing additional time for obtaining additional proxies or votes. At any subsequent reconvening of the IHI meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the annual meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

     Each holder of IHI common stock will be entitled to one vote, in person or by proxy, for each share of IHI common stock registered in the holder's name on the books of IHI as of the record date on any matter submitted for the vote of IHI shareholders. The proposals to approve the merger agreement and the reincorporation require the affirmative vote of the holders of at least two-thirds of the outstanding shares of IHI common stock. The election of each Class I director nominee will be approved if the number of shares voted in favor of that nominee exceeds the number of shares voted in opposition.

PROXIES

     Shares of IHI common stock represented by proxies properly executed and received by IHI in time to be voted at the IHI annual meeting will be voted in accordance with the directions indicated on the proxies. If no directions are indicated, the shares will be voted:

     - "FOR" the approval of the merger agreement;

     - "FOR" the approval of the combined company reincorporation in Delaware;

     - "FOR" each of the candidates for Class I director named in this joint proxy statement-prospectus;

     - "FOR" any other business as may properly come before the meeting.

     All proxies voted "FOR" the approval of the merger agreement, "FOR" the approval of IHI reincorporation in Delaware, "FOR" each of the director nominees, "FOR" any other business as may properly come before the meeting will, at the discretion of the proxy holder, be voted "FOR" a motion to adjourn or postpone the IHI meeting to another time or place for the purpose of soliciting additional proxies or otherwise.

     The IHI board of directors currently is not aware of any business to be acted upon at the meeting other than as described in this joint proxy statement-prospectus. If, however, other matters are properly brought before the meeting, in the absence of instructions to the contrary, persons appointed as proxies will have discretion to vote or act on the matters in their best judgment.

REVOCATION OF PROXIES

     The presence of an IHI shareholder at the meeting, or at any adjournment or postponement, will not automatically revoke the shareholder's proxy. However, an IHI shareholder may revoke a proxy at any time prior to its exercise by:

     - delivery to the secretary of IHI of a written notice of revocation prior to the annual meeting (or, if the annual meeting is adjourned or postponed, prior to the time the adjourned or postponed meeting is actually held);

     - delivery to the secretary of IHI prior to the annual meeting (or, if the annual meeting is adjourned or postponed, prior to the time the adjourned or postponed meeting is actually held) of a duly executed proxy bearing a later date; or

     - attending the annual meeting (or, if the annual meeting is adjourned or postponed, by attending the adjourned or postponed meeting) and voting in person at the annual meeting.

SOLICITATION OF PROXIES/EXPENSE

     IHI has retained Mellon Investor Services, a proxy solicitation firm, to assist in the solicitation of proxies for the annual meeting at a cost of approximately $10,000 plus reimbursement of out-of-pocket costs. Solicitation of proxies may be supplemented by mail, personal interview, telephone and fax by directors, officers and employees of IHI and its subsidiaries on a part-time basis and for no additional compensation.

     IHI will bear the costs it incurs in the solicitation of proxies under this joint proxy statement-prospectus, including amounts paid in reimbursement to banks, brokerage firms, custodians, nominees and others for its expenses in forwarding soliciting material to the beneficial owners of IHI common stock.

COMMUNICATIONS BY IHI SHAREHOLDERS WITH IHI

     Any written revocation of proxy or other communications in connection with this joint proxy statement-prospectus and requests for additional copies of this joint proxy statement-prospectus or the proxy card should be addressed to Stephen W. Nash, vice president, general counsel and corporate secretary, Industrial Holdings, Inc., 7135 Ardmore, Houston, Texas 77054. If you have any questions or need further assistance in voting your shares, please call Mr. Nash at (713) 747-1025.

                    THE SPECIAL MEETING OF T-3 SHAREHOLDERS

GENERAL

     This joint proxy statement-prospectus is furnished in connection with the solicitation of the enclosed proxy by the board of directors of T-3 for use at the special meeting of shareholders of T-3 to be held at 600 Travis, Suite 6000,
Houston, Texas 77002 on             , 2001, beginning at 8:00 a.m., Houston
time, and at any adjournment or postponement of the meeting. This joint proxy statement-prospectus is expected to be mailed to shareholders on or about
            , 2001.

PURPOSE OF THE MEETING

     The special meeting will be held for the following purposes:

          1. To approve the merger agreement.

          2. To transact any other business that properly comes before the meeting or any adjournments or postponements of the meeting.

RECORD DATE FOR THE SPECIAL MEETING

     The T-3 board of directors has fixed the close of business on             ,
2001, as the record date. Only shareholders of record of T-3 common stock on the books of T-3 as of the close of business on the record date will be entitled to notice of, and to vote at, the special meeting and any adjournments or
postponements of the meeting. On             , 2001, T-3 had 218,377 shares of
T-3 common stock issued and outstanding and nine shareholders of record. Each share of T-3 common stock outstanding on the record date is entitled to one vote at the T-3 special meeting on each matter to be voted on.

QUORUM AND VOTING

     A majority of all shares of T-3 common stock outstanding on the record date, represented in person or by proxy, constitutes a quorum for the transaction of business at the T-3 special meeting. Abstentions are included in the determination of the number of shares present and voting, and count toward the quorum. However, abstentions are tabulated separately. Abstentions are counted in tabulations of votes cast on proposals presented to the shareholders and will have the same effect as negative votes.

     If a quorum is not obtained, or if fewer shares of T-3 common stock are voted in favor of the matters presented for consideration and approval at the T-3 special meeting than a majority of the shares eligible to vote at the special meeting in person or by proxy, T-3 expects that the special meeting will be postponed or adjourned for the purpose of allowing additional time for obtaining additional proxies or votes. At any subsequent reconvening of the T-3 special meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent special meeting.

     Each holder of T-3 common stock will be entitled to one vote, in person or by proxy, for each share of T-3 common stock registered in the holder's name on the books of T-3 as of the record date on any matter submitted for the vote of the T-3 shareholders. The proposal to approve the merger agreement will be approved if holders of at least a majority of the outstanding shares of T-3 common stock are voted in favor of the merger.

PROXIES

     Shares of T-3 common stock represented by proxies properly executed and received by T-3 in time to be voted at the T-3 special meeting will be voted in accordance with the directions indicated on the proxies. If no directions are indicated, the shares will be voted "FOR" the adoption of the merger agreement; all proxies voted "FOR" the merger will, at the discretion of the proxy holder, be voted

"FOR" a motion to adjourn or postpone the T-3 special meeting to another time or place for the purpose of soliciting additional proxies or otherwise.

     The T-3 board of directors currently is not aware of any business to be acted upon at the special meeting other than as described in this joint proxy statement-prospectus. If, however, other matters are properly brought before the special meeting, in the absence of instructions to the contrary, persons appointed as proxies will have discretion to vote or act on the matters in their best judgment.

REVOCATION OF PROXIES

     The presence of a T-3 shareholder at the special meeting, or at any adjournment or postponement, will not automatically revoke the shareholder's proxy. However, a T-3 shareholder may revoke a proxy at any time prior to its exercise by:

     - delivery to the secretary of T-3 of a written notice of revocation prior to the special meeting (or, if the special meeting is adjourned or postponed, prior to the time the adjourned or postponed meeting is actually held);

     - delivery to the secretary of T-3 prior to the special meeting (or, if the special meeting is adjourned or postponed, prior to the time the adjourned or postponed meeting is actually held) of a duly executed proxy bearing a later date; or

     - attending the special meeting (or, if the special meeting is adjourned or postponed, by attending the adjourned or postponed meeting) and voting in person at the special meeting.

SOLICITATION OF PROXIES/EXPENSE

     Proxies may be solicited by mail, personal interview, telephone and fax by directors, officers and employees of T-3 and its subsidiaries on a part-time basis and for no additional compensation. T-3 will bear the costs it incurs in the solicitation of proxies under this joint proxy statement-prospectus.

COMMUNICATIONS BY T-3 SHAREHOLDERS WITH T-3

     Any written revocation of proxy or other communications in connection with this joint proxy statement-prospectus and requests for additional copies of this joint proxy statement-prospectus or the proxy card should be addressed to Michael T. Mino, vice president, chief financial officer, treasurer and secretary, T-3 Energy Services, Inc., 600 Travis Street, Suite 6050, Houston, Texas 77002. If you have any questions or need further assistance in voting your shares, please call Mr. Mino at (713) 437-5111.

                      THE MERGER AND RELATED TRANSACTIONS

GENERAL

     IHI and T-3 are furnishing this joint proxy statement-prospectus to their shareholders to solicit proxies for use at the meetings of shareholders.

     At the meetings, shareholders will be asked to approve, among other things, the merger agreement.

     The terms of the merger are set forth in the merger agreement. Under the merger agreement:

          - T-3 will merge into IHI, with IHI surviving the merger under the new name "T-3 Energy Services, Inc.".

          - T-3 will cease its independent existence and become part of the combined company;

          - First Reserve Fund VIII is anticipated to invest $1.9 million (based on an expected closing date of September 30, 2001) in T-3 immediately prior to the closing of the merger at an equivalent price per share of IHI common stock of $1.75, which investment may be adjusted depending on the timing of the closing of the merger, the sale proceeds received by IHI from certain required dispositions, and IHI's ability to secure refinancing pending closing of the merger (see, "The Merger Agreement -- Equity Investments in T-3" (page 57)).

          - T-3 shareholders will own approximately 66% of the combined company outstanding common shares immediately after the merger closes, and IHI shareholders will own the remaining 34% of the outstanding common shares of the combined company.

          - The combined company's eight-member board of directors will initially consist of six persons designated by T-3 and two persons designated by IHI. T-3's chief executive officer and chief financial officer will assume the same positions with the combined company.

          - The combined company charter and bylaws will be amended and restated to, among other things, increase the number of authorized shares of common stock from 50 million to 75 million.

BACKGROUND OF THE MERGER

     During 1999, IHI's operating results were adversely affected by falling oil and gas prices and depressed activity in the energy industry, a decline in spending in the refining and processing industry, increased foreign competition in its Heavy Fabrication Group, and costs associated with a strategic reorganization within its Engineered Products Group. The losses incurred caused financial covenant defaults under most of its indebtedness. Because of weak energy prices and continuing losses, IHI was unable to refinance its debt. Although IHI's operating results improved in 2001 and 2000 over 1999, it remains cash constrained and highly-leveraged, with $95.3 million in debt at March 31, 2001, a significant amount of which is currently due or in default.

     In late 2000, the IHI board of directors determined that it would be in the best interest of IHI to become exclusively an energy services company. The board of directors believed that IHI would benefit from a focus of both management and financial resources on a single market. Additionally, IHI believed that this strategic change would enhance the probability of successfully refinancing IHI's indebtedness. To begin implementation of its strategy, in December 2000, the board of directors of IHI decided to sell its Engineered Products Group and adopted a plan of disposal. In furtherance of the strategy, in April 2001, the board directed management to attempt to sell its Heavy Fabrication Group subsidiary, Beaird Industries, Inc.

     As it became apparent to IHI management in December 2000 that a successful refinancing of its indebtedness was not likely to occur in the near term, it began to review various alternatives to ensure the ongoing viability of the company. These alternatives included raising additional equity and selling other assets. One of these alternatives included seeking a strategic business combination in the oilfield service industry.

     T-3 was formed to make strategic acquisitions designed to take advantage of the continued consolidation of the oilfield service industry and the recent increase in reinvestment in the industry infrastructure along the Gulf Coast. T-3's acquisition strategy has focused on businesses with complementary business lines operating in fragmented markets, and with established name or brand recognition.

     As part of T-3's ongoing acquisition review, Manifold Valve Services, an IHI subsidiary, was identified as a possible acquisition candidate. On December 1, 2000, Michael L. Stansberry, president and chief executive officer of T-3, met with Andrew Cormier, president of Manifold Valve, to explore the possibility of T-3 acquiring Manifold Valve. Mr. Cormier recommended a meeting with Robert
E. Cone, chairman of the board of IHI, to more fully explore opportunities between IHI and T-3. On December 4, 2000, Messrs. Stansberry and Cone met for the first time and discussed the possible combination of IHI and T-3.

     At the T-3 board of directors' meeting on December 6, 2000, a review of T-3's acquisition strategy was presented. As a result of the review, T-3's board of directors directed management to: (1) seek larger acquisition candidates; (2) provide an opportunity for First Reserve Fund VIII to make a greater equity investment in T-3; and (3) develop a long-term exit strategy for First Reserve Fund VIII. T-3's management was then directed to pursue the IHI/Manifold Valve opportunity.

     On January 9, 2001, Mr. Cone and Donald P. Carlin, an IHI board member, met with Ben A. Guill, chairman of the board of T-3, Joseph R. Edwards, a T-3 board member and vice president of First Reserve Corporation, Mr. Stansberry and Michael T. Mino, chief financial officer of T-3, and agreed to more fully explore a potential combination.

     From January 2001 until April 2001, representatives of T-3 undertook an extensive due diligence review of IHI. During that time, discussions were held between representatives of IHI and T-3 to determine a structure whereby T-3 would merge with IHI, accelerate the divestiture of EPG and Beaird, recapitalize IHI, and enable First Reserve Fund VIII the opportunity to invest additional equity into the combined company.

     On March 8, 2001, T-3 proposed a merger with IHI, with T-3 shareholders receiving 75% of the shares of common stock of the combined company. Mr. Cone countered with a proposal that would result in IHI shareholders retaining 51% of the combined company. T-3 made a counter offer that IHI shareholders retain 39% of the combined company, subject to an increase in that level if the proceeds of the sale of EPG and Beaird exceeded $39.4 million. On March 16, 2001, Mr. Cone presented T-3's proposal to the board of directors of IHI, and was given authority to continue negotiations regarding a merger as long as the result of the transaction was that IHI shareholders would retain at least 40% of the combined company.

     By the end of March 2001, negotiations had progressed to the point that the IHI board of directors authorized Mr. Cone to sign a letter of intent. On April 2, 2001, First Reserve Fund VIII, T-3 and IHI signed a letter of intent that set forth the non-binding understanding of the parties that T-3 and IHI would merge in a stock-for-stock transaction with the result that T-3 shareholders would acquire a controlling interest in the combined company; that prior to the merger, T-3 would purchase A&B Bolt for $15 million; and that First Reserve Fund VIII would commit to invest up to $9.6 million in the combined company at an equivalent price per share of IHI common stock of $1.75. The letter of intent contemplated that T-3 shareholders would receive at least 60% of the fully diluted equity of the combined company. IHI and T-3 agreed that each business would be valued based on multiples of their expected 2001 EBITDA to arrive at a total enterprise value for each business, and after giving effect to IHI's planned, agreed-to divestitures. Actual December 2000 debt levels were then subtracted to arrive at an equity value for each business. The resulting relative equity valuation of approximately 60% for T-3 and 40% for IHI was used to determine the amount of IHI common stock that would be issued to the shareholders of T-3 in exchange for T-3 merging with IHI. The parties recognized in the letter of intent that the proposed 60% T-3 shareholder ownership percentage did not take into account the effects of the A&B Bolt sale or the proposed First Reserve Fund VIII equity investment, both of which would increase the relative ownership percentage of T-3 shareholders. On April 3, 2001, IHI and T-3 publicly announced the signing of the letter of intent. During the last two weeks of April, IHI conducted extensive legal and financial due diligence on T-3.

     On April 11, 2001, EnSerCo, L.L.C. obtained a temporary restraining order preventing IHI from entering into a merger agreement with T-3 based on restrictions contained in its loan agreement with IHI. On April 12, 2001, EnSerCo and IHI signed an agreed temporary injunction enjoining IHI from selling or disposing of any assets and enjoining IHI from proceeding with the merger without the consent of EnSerCo, which would not be granted unless EnSerCo was paid a $1 million consent fee.

     On April 26, 2001, the IHI board met with its legal and financial advisors to consider a draft merger agreement and a draft stock purchase agreement for the purchase of A&B Bolt by T-3. Raymond James gave a presentation of its analysis of the relative values of IHI and the combined company, and its opinion that the merger agreement was fair to IHI shareholders from a financial point of view. The IHI board of directors then discussed the terms of the merger agreement and the stock purchase agreement with its legal counsel, LeBoeuf, Lamb, Greene & MacRae, L.L.P. After further consideration and in light of the outstanding EnSerCo agreed injunction, the IHI board of directors instructed IHI's management to resolve the EnSerCo situation, and tabled further action on the agreements until the next board meeting.

     T-3's management kept its board of directors informed through the merger negotiation process, including delivery of formal due diligence reports, written and verbal presentations on IHI's business, operations, financial condition and competitive position, as well as cross-selling and cost savings opportunities which they believed could be achieved after the merger, and circulation of the merger agreement drafts and related schedules and exhibits. On May 2, 2001, the T-3 board of directors executed a written consent approving the merger agreement and related transactions.

     On May 3, 2001, IHI obtained the consent of EnSerCo to the merger with T-3 and to the sale of A&B Bolt, EPG and Beaird, subject to the payment of the $1 million consent fee. The consent was provided in an amended agreed injunction which provided that the arbitration proceeding to collect the debt and the temporary restraining order are stayed until the earlier of either the termination of the merger agreement or the consummation of the merger, at which time all amounts due EnSerCo are to be paid. As a result of the payment of the consent fee, T-3 negotiated adjustments to the merger exchange rate based on the reduced enterprise value of IHI from this payment.

     On May 4, 2001, the board of directors of IHI met to consider updated drafts of the merger agreement and the stock purchase agreement. After confirmation from Raymond James that the changes to the merger agreement would not affect Raymond James' fairness opinion, the board of directors voted unanimously to approve the merger agreement with T-3 and the stock purchase agreement effecting the sale to T-3 of A&B Bolt for $15 million.

     On May 7, 2001, the merger agreement was signed and the A&B Bolt transaction was closed. In connection with the transactions, IHI obtained the consent of its senior lenders. St. James Capital Corp. and its affiliates also consented to the transactions and agreed to convert two 11% subordinated notes in the principal amount of $3.45 million each, together with accrued interest, into shares of IHI common stock at $1.75 per share. Prior to obtaining the consent, one of the notes was convertible at any time, together with accrued interest, at $1.15 per share, and the other note was convertible, beginning on August 25, 2001, together with accrued interest, at $2.00 per share.

     Upon execution of the merger agreement, IHI also entered into a fifth amendment to its credit agreement with its senior lenders providing for (1) a reduction in the commitment amount to the lesser of $43 million or a defined borrowing base and (2) the senior lenders' consent to the merger and the sale of A&B Bolt. A consent fee of $50,000 was paid to its senior lenders at the time of the A&B Bolt sale and the signing of the merger agreement.

IHI'S REASONS FOR THE MERGER

     In approving the merger, the board of directors of IHI considered various factors, including but not limited to:

          - the structure of the merger and the terms of the merger agreement and the exchange rate, which were based on arm's length negotiations between T-3 and IHI;

          - whether the terms of the merger are fair and reasonable to IHI shareholders;

          - IHI's ability to refinance its indebtedness with the addition of T-3's assets and cash flow through either a third party financing or a bridge loan from First Reserve Fund VIII;

          - T-3's strong business, current financial condition and results of operations, including its strong cash flow;

          - T-3's strategic fit with IHI's Energy Group and Stud Bolt and Gasket Group;

          - IHI management's comfort with the resulting compatibility of IHI's and T-3's operations and management cultures, particularly T-3's strong emphasis on employee and customer relations;

          - the management skills and talent of the executive officers of T-3 that will be utilized to manage the combined company after the merger is completed;

          - information regarding the financial performance and condition, business operations and prospects of each of T-3 and IHI, and IHI's future performance and prospects as a separate entity and on a combined basis with T-3;

          - the presentation and opinion of Raymond James that the consideration to be received by IHI shareholders is fair from a financial point of view;

          - the likelihood that the merger would be consummated;

          - other strategic alternatives available to IHI, including disposition of assets to facilitate refinancing its outstanding debt and remain an independent company;

          - the tax free nature of the transaction; and

          - the interest of certain persons in the merger, including certain directors and officers.

     In approving the merger, the IHI board of directors was aware of and considered certain negative factors, including that following the merger the IHI shareholders would own less than 40% of the combined company and that First Reserve Fund VIII will effectively control the management and operations of the combined company. Nevertheless, taking into account all factors, the board of directors believes that the merger is fair to and in the best interests of IHI shareholders.

     In determining that the merger was advisable and in the best interests of the IHI shareholders, the board of directors considered the factors above as a whole and did not assign specific or relative weights to those factors. Individual directors may have given different weights to different factors. Moreover, this discussion of reasons for the merger is not intended to be exhaustive.

RECOMMENDATION OF THE IHI BOARD OF DIRECTORS

     The IHI board of directors unanimously recommends that IHI shareholders vote "FOR" approval of the merger agreement.

OPINION OF IHI'S FINANCIAL ADVISOR

     IHI retained Raymond James as its financial advisor to render, to the extent it was able consistent with its policies and practices, an opinion to the IHI board of directors as to the fairness, from a financial point of view, to IHI shareholders, of the consideration to be received by such holders in connection with the merger. On April 26, 2001, at a special meeting of the IHI board of directors, Raymond James delivered its oral opinion that, as of that date and based on the assumptions made, matters considered and limitations described with respect to its opinion, the consideration to be received by IHI shareholders in connection with the merger was fair, from a financial point of view, to those shareholders. Raymond James also delivered its written opinion to the IHI board of directors on April 26, 2001.

     After review of the draft of the merger agreement dated April 30, 2001, Raymond James orally confirmed its fairness opinion at the May 4, 2001 IHI board of directors meeting, and on May 7, 2001, Raymond James delivered its written confirmation to the IHI board of directors that the revisions set forth in the April 30 draft did not change its April 26, 2001 fairness opinion.

     THE FULL TEXT OF THE RAYMOND JAMES OPINION, WHICH STATES THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY RAYMOND JAMES IN RENDERING ITS OPINION, IS INCLUDED IN THIS JOINT PROXY STATEMENT-PROSPECTUS AT ANNEX II. THE RAYMOND JAMES OPINION IS ADDRESSED TO AND IS INTENDED FOR THE USE AND BENEFIT OF THE IHI BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, TO IHI SHAREHOLDERS OF THE CONSIDERATION TO BE RECEIVED BY THE SHAREHOLDERS IN CONNECTION WITH THE MERGER. THE RAYMOND JAMES OPINION DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY IHI TO ENTER INTO THE MERGER, DOES NOT CONSTITUTE A RECOMMENDATION TO ANY IHI SHAREHOLDER AS TO HOW THE SHAREHOLDER SHOULD VOTE ON THE PROPOSED MERGER AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED MERGER OR ANY RELATED TRANSACTION. RAYMOND JAMES NEITHER DETERMINED NOR RECOMMENDED TO THE IHI BOARD OF DIRECTORS THE AMOUNT OF SUCH CONSIDERATION. THE RAYMOND JAMES OPINION DOES NOT EXPRESS ANY OPINION AS TO THE PRICE AT WHICH THE SHARES OF COMMON STOCK OF IHI WILL TRADE FOLLOWING THE ANNOUNCEMENT OF THE MERGER OR THE PRICE AT WHICH THE COMMON STOCK OF THE COMBINED COMPANY WILL TRADE FOLLOWING THE CONSUMMATION OF THE MERGER. THE DESCRIPTION OF THE RAYMOND JAMES OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE RAYMOND JAMES OPINION. RAYMOND JAMES HAS CONSENTED TO THE SUMMARIZATION OF ITS FAIRNESS OPINION, AND THE ATTACHMENT OF ITS OPINION TO, THIS JOINT PROXY STATEMENT-PROSPECTUS. HOLDERS OF IHI COMMON STOCK ARE URGED TO, AND SHOULD, READ THE RAYMOND JAMES OPINION CAREFULLY IN ITS ENTIRETY.

     In reviewing the proposed transaction and arriving at its opinion, Raymond James, among other things:

     - reviewed certain publicly available business and financial information relating to IHI that Raymond James considered relevant;

     - reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of T-3 and IHI, furnished to Raymond James by T-3 and IHI, respectively;

     - conducted discussions with members of senior management and representatives of T-3 and IHI concerning the matters described above, as well as their respective businesses and prospects before and after giving effect to the merger;

     - reviewed the market prices and valuation multiples for shares of IHI common stock and compared them with those of certain publicly traded companies that Raymond James considered relevant;

     - reviewed the results of operations of T-3 and IHI and compared them with those of certain publicly traded companies that Raymond James considered relevant;

     - compared the proposed financial terms of the merger with the financial terms of certain other transactions that Raymond James considered relevant;

     - reviewed the potential pro forma impact of the transaction;

     - reviewed drafts dated April 20, 2001 and April 30, 2001 of the merger agreement and the financial terms and conditions contained therein; and

     - reviewed such other financial studies and analyses and took into account such other matters as Raymond James considered necessary, including Raymond James' assessment of general economic, market and monetary conditions.

     As described in its opinion, Raymond James took into account such accepted financial and investment banking procedures and considerations as it deemed relevant. In conducting its analysis and preparing its opinion, Raymond James assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Raymond James has not assumed any responsibility for independently verifying such information or undertaken or obtained an independent evaluation or appraisal of any of the assets or liabilities of T-3 or IHI. In addition, Raymond James did not assume any obligation to conduct any physical inspection of the properties or facilities of T-3 or IHI. With respect to the financial forecast information furnished to or discussed with Raymond James by T-3 or IHI, Raymond James assumed that it was reasonably prepared in good faith and reflected the best currently available estimates and judgment of T-3's or IHI's management as to the expected future financial performance of T-3 or IHI, as the case may be. Raymond James further assumed that the transaction will be accounted for as a purchase under generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes. Raymond James also assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by it.

     The Raymond James opinion is necessarily based upon market, economic and other conditions as in effect on, and on the information made available to Raymond James as of, the date of its opinion. Raymond James assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the transaction.

     Set below is a summary of the analyses performed by Raymond James in connection with the preparation of its opinion and presented to the IHI board of directors at its meeting on April 26, 2001. These descriptions include information presented in tabular format. In order to fully understand the financial analyses performed by Raymond James, the tables must be read together with the text of each description. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Raymond James.

     In its analyses, Raymond James utilized multiple valuation methodologies to calculate the fair range of equity values for IHI prior to the proposed merger and the fair range of equity values for the combined company resulting from the proposed merger transaction. In formulating its fairness opinion, Raymond James, based on guidance from IHI management and the draft of the merger agreement, made the following assumptions: (1) First Reserve Fund VIII would contribute the maximum amount of $9.6 million in equity required by the merger agreement (as described on page 57), because at the time Raymond James rendered its opinion, St. James had not yet agreed to convert its $7.3 million in convertible notes including related accrued interest, and (2) IHI would divest its Engineered Products Group and Beaird Industries, Inc. for $39.4 million in aggregate net proceeds.

  IHI Stand-Alone

     Discounted Cash Flow Analysis. A discounted cash flow analysis is generally used to calculate a valuation range for a company by calculating the present value of the expected cash flows that will be generated by the company during fiscal years 2001 through 2005, discounted at a rate that reflects the uncertainty of such estimated future cash flows. Raymond James used discount rates of 25% to 29% and terminal multiples for fiscal year 2005 estimated EBITDA (which Raymond James defined as earnings before interest, taxes, depreciation and amortization) of 6.0x to 9.0x.

     Raymond James calculated the following implied equity values of IHI based on the discounted cash flow analysis:

                                                              IMPLIED EQUITY
                                                                  VALUE
                                                              --------------
                                                               LOW     HIGH
                                                              -----    -----
                                                                (MILLIONS)
Equity Value................................................  $16.4    $55.5

     Comparable Public Company Analysis. Raymond James compared financial data relating to IHI to financial data relating to eleven publicly traded oilfield service/industrial manufacturing companies:

              OILFIELD SERVICE/INDUSTRIAL MANUFACTURING COMPANIES

            Circor International Inc.      Hydril Co.

            Cooper Cameron Corp.           Lufkin Industries Inc.

            Dril-Quip Inc.                 National-Oilwell Inc.

            Flowserve Corp.                Oil States International Inc.

            Gardner Denver Inc.            Varco International Inc.

            Grant Prideco Co.

     These comparable companies were chosen because they are publicly traded companies with operations that for purposes of this analysis may be considered reasonably similar to the operations of IHI. For each of these comparable companies and IHI, Raymond James calculated market equity value and firm value (which Raymond James defined, for purposes of this analysis, as market equity value plus long-term debt less cash) as a multiple of estimated 2001 and 2002 earnings and firm value as a multiple of estimated 2001 and 2002 EBITDA.

     For purposes of calculating the market equity value as a multiple of estimated 2001 and 2002 earnings, Raymond James used the closing price per share of each of the comparable companies' common stock on April 17, 2001 and each of the comparable companies' estimated 2001 and 2002 earnings per share or "EPS" as reported to First Call as of April 17, 2001. For purposes of calculating the firm value as a multiple of estimated EBITDA for 2001 and 2002, Raymond James used publicly available equity research reports from a variety of sources. Raymond James did not independently verify any of these used resources. The following tables give information concerning the range of price per share of common stock as a multiple of estimated earnings for 2001 and 2002 and firm value as a multiple of estimated EBITDA for 2001 and 2002.

              OILFIELD SERVICE/INDUSTRIAL MANUFACTURING COMPANIES

                                                                              FIRM
                                                         PRICE/EPS        VALUE/EBITDA
                                                       --------------    --------------
                                                       2001E    2002E    2001E    2002E
                                                       -----    -----    -----    -----
Maximum..............................................  34.2x    19.1x    14.4x    11.7x
Median...............................................  23.4x    15.1x    11.7x     8.1x
Mean.................................................  21.3x    14.1x    10.4x     8.0x
Minimum..............................................  10.0x     7.3x     4.2x     3.4x

     Raymond James calculated implied equity values of IHI by incorporating the above comparable company multiples to IHI estimated EPS and EBITDA for the years ending December 31, 2001 and December 31, 2002. The following table presents the range of equity values of IHI based on these analyses:

                                                              IMPLIED EQUITY
                                                                  VALUE
                                                              --------------
                                                               LOW     HIGH
                                                              -----    -----
                                                                (MILLIONS)
Based on EBITDA.............................................  $15.2    $42.4
Based on EPS................................................  $26.3    $42.0

     Precedent Industry Transactions. Using publicly available information, Raymond James analyzed information relating to the following selected oilfield services/industrial manufacturing industry acquisitions and mergers. The transactions used in the analysis were selected because they involved the acquisition/merger of companies that are engaged in businesses that are reasonably similar to that of IHI and because such companies have operating profiles and financial statistics that are similar to those of IHI.

                OILFIELD SERVICE/INDUSTRIAL ACQUISITIONS/MERGERS

ANNOUNCEMENT DATE             ACQUIROR                            TARGET
-----------------             --------                            ------
July 1999          Precision Drilling Corp         Computalog Ltd.
May 1999           Weatherford International Inc   Dailey International Inc.
August 1999        Rolls-Royce PLC                 Cooper Cameron compression business
November 1999      Lone Star Technologies Inc      Fintube Corp.
November 1999      Flowserve Corp                  Innovative Valve
October 1999       National-Oilwell Inc            Hitec ASA
July 2000          Hanover Compressor              Dresser-Rand
July 2000          Hanover Compressor              OEC Compression

     For the selected comparable transactions, Raymond James calculated trailing twelve month valuation multiples to revenue and EBITDA. The following table sets forth information concerning those analyses:

                                                              FIRM             FIRM
                                                          VALUE/REVENUE    VALUE/EBITDA
                                                          -------------    ------------
Maximum.................................................       4.3x            20.5x
Mean....................................................       1.5x            13.2x
Median..................................................       1.1x             9.5x
Minimum.................................................       0.6x             7.6x

     Raymond James calculated implied equity values of IHI by incorporating the above multiples to revenue and EBITDA of IHI for the year ended December 31, 2000:

                                                              IMPLIED EQUITY
                                                                   VALUE
                                                              ---------------
                                                               LOW      HIGH
                                                              -----    ------
                                                                (MILLIONS)
Based on Revenue............................................  $30.3    $147.2
Based on EBITDA.............................................  $34.2    $ 68.6

     Historical Market Valuation Analysis. Raymond James reviewed the historical trading prices of IHI common stock during the fifty-two week period proceeding April 17, 2001. The price of IHI common stock ranged from a low of $0.88 on December 21, 2000 to a high of $2.47 on April 9, 2001. The price of

IHI common stock prior to the announcement of the proposed merger with T-3 of $1.80 per share resulted in an equity market capitalization of approximately $24.6 million.

  Combined Company

     Discounted Cash Flow Analysis. Raymond James calculated the following implied equity value of existing IHI shareholders' ownership interest in the combined company, based on its discounted cash flow analysis of the combined company on a consolidated basis, using terminal multiples for fiscal year 2005 estimated EBITDA of 6.5x to 9.5x and discount rates of 18% to 22%:

                                                              IMPLIED EQUITY
                                                                  VALUE
                                                              --------------
                                                               LOW     HIGH
                                                              -----    -----
                                                                (MILLIONS)
Equity Value................................................  $32.0    $56.3

     Comparable Public Company Analysis. Raymond James compared certain financial data relating to the combined company to eleven publicly traded oilfield service/industrial companies:

              OILFIELD SERVICE/INDUSTRIAL MANUFACTURING COMPANIES

Circor International Inc.           Hydril Co.
Cooper Cameron Corp.                Lufkin Industries Inc.
Dril-Quip Inc.                      National-Oilwell Inc.
Flowserve Corp.                     Oil States International Inc.
Gardner Denver Inc.                 Varco International Inc.
Grant Prideco Co.

     These comparable companies were chosen because they are publicly traded companies with operations that for purposes of this analysis may be considered reasonably similar to the operations of the combined company. Raymond James calculated implied equity values of the combined company by incorporating the above multiples to estimated EPS and EBITDA for 2001 and 2002. The following table presents the range of equity values of IHI shareholders' ownership interest in the combined company based on these analyses:

                                                              IMPLIED EQUITY
                                                                  VALUE
                                                              --------------
                                                               LOW     HIGH
                                                              -----    -----
                                                                (MILLIONS)
Based on EBITDA.............................................  $27.1    $40.5
Based on EPS................................................  $29.1    $38.8

     Precedent Industry Transactions. Using publicly available information, Raymond James analyzed information relating to the following selected oilfield services/industrial manufacturing industry acquisitions and mergers. The transactions used in the analysis were selected because they involved the acquisition/merger of companies that are engaged in businesses that are reasonably similar to that of the combined company and because these companies have operating profiles and financial statistics that are similar to those of the combined company.

                OILFIELD SERVICE/INDUSTRIAL ACQUISITIONS/MERGERS

ANNOUNCEMENT DATE             ACQUIROR                           TARGET
-----------------             --------                           ------
July 1999          Precision Drilling Corp.        Computalog Ltd.
May 1999           Weatherford International Inc.  Dailey International Inc.
August 1999        Rolls-Royce PLC                 Cooper Cameron compression business
November 1999      Lone Star Technologies Inc.     Fintube Corp.
November 1999      Flowserve Corp.                 Innovative Valve
October 1999       National-Oilwell Inc.           Hitec ASA
July 2000          Hanover Compressor              Dresser-Rand
July 2000          Hanover Compressor              OEC Compression

     For the selected comparable transactions, Raymond James calculated trailing twelve month valuation multiples to revenue and EBITDA. The following table sets forth information concerning those analyses:

                                                              FIRM             FIRM
                                                          VALUE/REVENUE    VALUE/EBITDA
                                                          -------------    ------------
Maximum.................................................       4.3x            20.5x
Mean....................................................       1.5x            13.2x
Median..................................................       1.1x             9.5x
Minimum.................................................       0.6x             7.6x

     Raymond James calculated implied equity values of existing IHI shareholders' ownership interest in the combined company by incorporating the above multiples to revenue and EBITDA of IHI and T-3 on a combined basis for the year ended December 31, 2000:

                                                              IMPLIED EQUITY
                                                                  VALUE
                                                              --------------
                                                               LOW     HIGH
                                                              -----    -----
                                                                (MILLIONS)
Based on Revenue............................................  $30.3    $56.9
Based on EBITDA.............................................  $28.1    $45.3

  General

     The summary of the analyses performed by Raymond James in connection with its opinion does not purport to be a complete description of such analyses. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. Raymond James believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or selecting part or all of the above summary, without considering all factors and analyses, would create an incomplete view of the process underlying Raymond James' opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, so the ranges of valuations resulting from any particular analysis should not be taken to be Raymond James view of the actual value of IHI or the combined company.

     In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of IHI. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Raymond James' analysis of the fairness of the terms and conditions of the merger to the shareholders of IHI from a financial point of view and were provided to the IHI board of directors. The analyses do not purport to be appraisals or to reflect the prices at which businesses or securities might be sold. In addition, as described above, the opinion of Raymond James was one of many factors taken into consideration by the IHI board of directors in making its determination to approve the merger. Consequently, the analyses described above should not be viewed as determinative of the IHI board of directors's or IHI management's opinion with respect to the value of IHI.

  Compensation Arrangements

     IHI retained Raymond James based on its experience and expertise. Raymond James is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Raymond James is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Neither Raymond James nor its affiliates have had any material business relationship with IHI or T-3 or their affiliates during the previous two years. No limitations were placed by the IHI board of directors or management regarding the procedures or investigations undertaken by Raymond James in connection with arriving at its opinion. IHI and its management cooperated fully with Raymond James in connection with the engagement.

     Raymond James delivered a written fairness opinion to the IHI board of directors in connection with the merger. Under the terms of a letter agreement dated April 16, 2001 between IHI and Raymond James, Raymond James received a fee from IHI for its services in the amount of $350,000. In addition, IHI agreed to reimburse Raymond James for its reasonable out-of-pocket expenses incurred in connection with rendering its opinion, including the reasonable fees and disbursements of its legal counsel. IHI agreed to indemnify Raymond James and its directors, officers, agents, employees and controlling persons, for all losses, claims, damages and liabilities related to or arising out of its rendering of services under its engagement, including liabilities incurred under the federal securities laws, or, if such indemnification is unavailable to Raymond James or insufficient to hold it harmless, then IHI has agreed to contribute to the amount paid or payable by Raymond James as a result of such occurrence in proportion to the relative benefits received by and the fault of the parties, with the amount of Raymond James' contribution being capped at the amount of fees it has received. In the ordinary course of business, Raymond James may trade in the securities of IHI and any successor corporation for its own account and for the accounts of its customers, and, accordingly, may at any time hold a long or short position in these securities.

T-3'S REASONS FOR THE MERGER

     In reaching its conclusion to approve the merger, the T-3 board of directors considered various factors, including the following:

     - information regarding the financial performance and condition, business operations and prospects of each of T-3 and IHI, and T-3's future performance and prospects as a separate entity and on a combined basis with IHI;

     - current industry and economic conditions and how they relate to business combinations or strategic alliances in the oil and gas industry;

     - recent and historical prices of IHI common stock;

     - the structure of the transaction and terms of the merger agreement and the exchange rate, which were based on arm's length negotiations between T-3 and IHI and would result in the T-3 shareholders acquiring a majority of the share ownership of the combined company;

     - the financial analysis and due diligence carried out by T-3 and its representatives;

     - consolidation benefits that may be available to the combined entity, primarily in the form of revenue enhancement, associated margin improvements and corporate cost reductions;

     - the advantage of becoming a publicly traded company, including the expectation of increased analyst coverage of the combined company common stock and increased liquidity to T-3 shareholders;

     - the advice of its tax advisors that T-3 shareholders will be able to receive IHI common stock free of immediate U.S. federal income tax impacts;

     - the likelihood the merger would be consummated; and

     - the eight-member board of directors of the combined company would consist of six members designated by T-3 thereby assuring T-3 shareholders of significant representation in the leadership of the combined company, and T-3's management would have primary management responsibility of the combined company after the merger.

     The T-3 board of directors also considered the following negative factors:
(1) the uncertainty inherent in combining the operations and the strategies of IHI and T-3, (2) the ability of the combined company to achieve the benefits intended by the merger in a timely manner and (3) the risk that the merger would not close.

     This discussion of the information and factors considered by the T-3 board of directors is not exhaustive. Because it considered so many factors in evaluating the merger, the T-3 board of directors did not find it practicable to, and did not quantify or otherwise assign relative weights to, specific factors it considered. In addition, individual members of the T-3 board of directors may have given different weight to different factors.

RECOMMENDATION OF THE T-3 BOARD OF DIRECTORS

     The board of directors of T-3 unanimously recommends that T-3 shareholders vote in favor of approval of the merger agreement.

DIRECTORS AND OFFICERS OF THE COMBINED COMPANY FOLLOWING THE MERGER

     The merger agreement provides that when the merger closes, the board of directors of the combined company will consist of eight individuals, six of whom will be designated by T-3 and two of whom will be designated by IHI. These designees include: Steve W. Krablin, James M. Tidwell, Joseph R. Edwards, Ben A. Guill, Michael L. Stansberry and Thomas R. Denison as the T-3 designees, and Robert E. Cone and Donald P. Carlin, as the IHI designees. Also, as of the closing of the merger, Messrs. Krablin and Tidwell will serve as the members of the combined company's audit committee, and Messrs. Guill, Denison and Carlin will serve as the members of the combined company's compensation committee.

     The merger agreement provides that the officers of the combined company will consist of Michael L. Stansberry, as president and chief executive officer, Michael T. Mino, as vice president, chief financial officer, treasurer and secretary and Helen A. Tate, as assistant secretary. Each of Messrs. Stansberry and Mino and Ms. Tate are current officers of T-3.

     The following table sets forth the name, age and position of each person who will be an executive officer or director of the combined company upon the consummation of the merger.

                                                                                             DIRECTOR
NAME                                        AGE                    POSITION                    CLASS
----                                        ---                    --------                  --------
Michael L. Stansberry.....................   53    President, Chief Executive Officer and
                                                   Director                                  Class III
Michael T. Mino...........................   46    Vice President, Chief Financial Officer,
                                                   Treasurer and Secretary
Ben A. Guill..............................   50    Chairman of the Board                     Class III
Thomas A. Denison.........................   40    Director                                  Class III
James M. Tidwell..........................   55    Director                                  Class II

                                                                                             DIRECTOR
NAME                                        AGE                    POSITION                    CLASS
----                                        ---                    --------                  --------
Steven W. Krablin.........................   51    Director                                  Class II
Joseph R. Edwards.........................   28    Director                                  Class II
Robert E. Cone............................   49    Director                                   Class I
Donald P. Carlin..........................   42    Director                                   Class I

---------------
(1) Following a transition period, each director class will serve for three years, with one class being elected each year at the combined company annual shareholders' meeting. During the transition period, the term of the Class I directors will expire at the 2002 annual meeting, the term of the Class II directors will expire at the 2003 annual meeting, and the term of the Class III directors will expire at the 2004 annual meeting.

     Michael L. Stansberry will become President, Chief Executive Officer and a Director of the combined company upon the consummation of the merger. Mr. Stansberry previously served as President of T-3. Mr. Stansberry was with Continental Emsco Company from September 1995 until April 1999 serving as President and Chief Operating Officer from November 1995 until April 1999. Before then, he was President and Chief Executive Officer of Enterra Oilfield Rental from September 1990 until September 1995.

     Michael T. Mino will become Vice President, Chief Financial Officer, Treasurer and Secretary of the combined company upon consummation of the merger. Mr. Mino has served as T-3's Vice President and Chief Financial Officer since March 2000. From July 1997 until March 2000, he served as Chief Financial Officer, Secretary and Treasurer of Tulsa Industries, Inc., a manufacturer of oilfield equipment headquartered in Tulsa, Oklahoma. From July 1995 until July 1997, he served as Chief Financial Officer of Intellicard Communications, Inc., a privately held reseller of long distance service. Before then, Mr. Mino was in public accounting for eighteen years with PricewaterhouseCoopers L.L.P., the last six of which he served as a Partner in the firm's Business Assurance Division.

     Ben A. Guill will become Chairman of the Board of Directors of the combined company upon the consummation of the merger. Mr. Guill is President of First Reserve Corporation and joined that firm in 1998. Prior to joining First Reserve Corporation, Mr. Guill spent 18 years with Simmons & Company International, a Houston-based, energy-focused investment banking firm, where he served as Managing Director and Co-Head of Investment Banking. Before then, he was with Blyth Eastman Dillon & Company. Mr. Guill is a director of National Oilwell, Inc., Superior Energy Services, Inc., TransMontaigne, Inc. and Chicago Bridge & Iron Company N.V.

     Thomas R. Denison, will become a Director of the combined company upon the consummation of the merger. Mr. Denison has been a Managing Director of First Reserve Corporation since he joined the Firm in 1998. Before then, he was a partner in the international law firm of Gibson, Dunn & Crutcher LLP, where he worked for 12 years specializing in corporate securities transactions and mergers and acquisitions.

     James M. Tidwell will become a Director of the combined company upon the consummation of the merger. From 1999 to the present, Mr. Tidwell has served as Vice President Finance and Chief Financial Officer of WEDGE Group Incorporated, a privately owned investment company with holdings in manufacturing, hotels, commercial real estate and oil field services. From 1996 through 1998, Mr. Tidwell served as Executive Vice President and Chief Financial Officer of Daniel Industries, Inc., and served as President of Daniel Measurement & Control in 1999. Before then, Mr. Tidwell served as Vice President and Chief Financial Officer of Hydril Co., from 1993 until 1996.

     Steven W. Krablin will become a Director of the combined company upon the consummation of the merger. From January 1996 to the present, Mr. Krablin has served as Vice President and Chief Financial and Accounting Officer for National Oilwell, a leading NYSE manufacturer of drilling equipment and a leader in the distribution of oilfield supplies. From 1986 through 1995, Mr. Krablin was Corporate

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

Controller and subsequently Vice President and Chief Financial Officer of Enterra Corporation, another NYSE listed oilfield service company.

     Joseph R. Edwards will become a Director of the combined company upon the consummation of the merger. Mr. Edwards has served in various capacities at First Reserve Corporation since joining the firm in March 1998 and currently serves as Vice President in their Houston office. Mr. Edwards was previously a member of the corporate finance team for three years with Simmons & Company International, a Houston-based, energy-focused investment banking firm.

     Robert E. Cone will become a Director of the combined company upon the consummation of the merger. Mr. Cone is Chairman of the Board of Directors, President and Chief Executive Officer of IHI. He founded IHI in 1989 and served as President, Chief Executive Officer and Chairman of the Board from 1989 until June 1, 2000. From June 1, 2000 until December 18, 2000, Mr. Cone served as Chairman of the Board only. Effective December 18, 2000, Mr. Cone resumed his duties as President and Chief Executive Officer.

     Donald P. Carlin will become a Director of the combined company upon the consummation of the merger. Mr. Carlin has served as a director of IHI since December 20, 2000. Mr. Carlin was Chief Executive Officer of IHI's subsidiary, Moores Pump and Services, Inc. from 1981 until it was acquired by IHI on April 3, 1998, when Mr. Carlin resigned his position. Mr. Carlin is the founder and primary executive officer of Crossroads Investments L.L.C.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     When considering your board's reasons and recommendations for the merger, you should be aware some of the members of the IHI and T-3 board of directors and executive officers may have interests in the merger that are different from or in addition to the interests of their respective shareholders. Each board of directors recognized these interests and determined that these interests did not detract from the fairness of the merger to their respective shareholders.

     Board and Management Representation. Michael L. Stansberry, Ben A. Guill, Steven W. Krablin, Thomas R. Denison and Joseph R. Edwards, each of whom is currently a director of T-3 and Mr. Stansberry also being its principal executive officer, and Robert E. Cone and Donald P. Carlin, each of whom is a current director of IHI, will become directors of the combined company on closing of the merger. When the merger closes, Mr. Stansberry will become president and chief executive officer of the combined company and Michael T. Mino, currently the vice president, chief financial officer, treasurer and secretary of T-3, will serve in the same positions with the combined company.

     Employment Agreements. Under the terms of the merger agreement, T-3's obligation to close the merger is conditioned upon the combined company securing employment agreements with 12 key employees of IHI and T-3, including Michael T. Stansberry and Michael T. Mino of T-3 and Christine A. Smith and Andrew Cormier of IHI. The terms of these agreements are still being formulated but will be finalized and described in this joint proxy statement-prospectus before its effective date.

     Indemnification. IHI and T-3 have agreed in the merger agreement that for a period of four years after the merger closes, the surviving corporation will indemnify the present and former officers and directors of IHI and T-3 to the full extent provided under their existing charters, as well as under any existing employment agreement, subject to any limitations imposed by applicable law.

     The combined company is also required to pay insurance premiums required for a period of four years after the merger closes with respect to any existing IHI and T-3 officers' and directors' insurance policies covering the IHI and T-3 officers and directors or substantially similar policies for those persons under the combined company's officers and directors insurance policy.

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

  Stock Options

     Certain directors and senior management of T-3 own options to purchase shares of T-3 common stock, including Michael L. Stansberry -- 11,106 shares, Michael T. Mino -- 4,374 shares and Steven W. Krablin -- 2,370, which options will automatically convert into options to purchase shares of common stock of the combined company adjusted for the exchange rate set forth in the merger agreement. Other than adjustments to the number shares and exercise price based on the merger exchange ratio, the terms of the new combined company options will be the same as their existing T-3 options.

     IHI's 1998 Incentive Plan provides for the automatic vesting of all stock options, stock appreciation rights, performance shares, performance units and any other stock based awards as of the day immediately preceding a change in control (as defined in the 1998 Incentive Plan), unless the option or rights holder's agreement provides otherwise. Christine A. Smith has 40,000 options, Stephen W. Nash, vice president and general counsel of IHI, has 13,333 options and Titus H. Harris III, chief financial officer of IHI, has 83,333 options that will vest early as a result of the merger. Additionally, all restrictions or conditions on any restricted stock or other stock based awards are deemed satisfied upon a change in control. The merger qualifies as a change in control, and thus, unvested stock options, stock appreciation rights, performance shares or other stock based awards held by IHI directors and executive officers will vest early on closing of the merger.

  Severance or Bonus Payments related to Change of Control

     Mr. Cone has an employment agreement with IHI. IHI, T-3 and Mr. Cone are currently negotiating a buy-out of this agreement, the terms of which will be described in this joint proxy statement-prospectus before its effective date.

     Christine A. Smith, chief accounting officer of IHI, has an employment letter from IHI providing for the payment to her of severance upon a change of control equal to six months salary for each year of employment, with a maximum of three years' salary. Ms. Smith will receive $498,000 upon the closing of the merger, which is equivalent to three years' salary.

     Titus H. Harris, III, the chief financial officer of IHI, has an employment letter from IHI providing for a severance payment upon a change of control equal to his annual base salary. Accordingly, Mr. Harris will receive $175,000 upon the closing of the merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following summary discusses the material U.S. tax consequences to U.S. holders of IHI and T-3 common stock.

     Limitations. This discussion is based upon the Internal Revenue Code of 1986, as amended, the regulations promulgated under the Internal Revenue Code, Internal Revenue Service and other administrative rulings, and judicial authority now in effect, all of which are subject to change, possibly with retroactive effect. Any change could affect the continuing validity of this discussion. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a shareholder in light of the shareholder's particular circumstances or to those IHI and T-3 shareholders subject to special rules, such as:

     - individual shareholders who are not citizens or residents of the U.S.;

     - shareholders who are foreign corporations, partnerships, trusts or estates;

     - financial institutions;

     - tax-exempt organizations;

     - insurance companies;

     - dealers in securities;

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

     - traders in securities electing mark to market method of accounting with respect to their securities holdings;

     - investors in pass through entities that hold shares of IHI or T-3;

     - shareholders who acquired their IHI or T-3 shares through the exercise of options or similar derivative securities or otherwise as compensation;

     - shareholders who hold their IHI or T-3 shares through a tax-qualified retirement plan or as part of a straddle or conversion transaction; or

     - holders of options granted under any IHI or T-3 benefit plan.

     This discussion assumes that IHI and T-3 shareholders hold their respective IHI and T-3 shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code. Neither T-3 nor IHI intends to obtain a ruling from the IRS with respect to the tax consequences of the merger.

     It is a condition to the obligations of T-3 to complete the merger that it receive a tax opinion from Porter & Hedges, L.L.P., counsel to T-3, that the merger constitutes a reorganization within the meaning of Section 368 of the Internal Revenue Code for U.S. federal income tax purposes.

     The legal opinion will assume the merger will be completed according to the terms of the merger agreement and will rely on representations made by T-3, IHI and others, including those contained in the merger agreement and in certificates of officers of T-3 and IHI delivered in connection with the opinion. If any of these assumptions or representations is inaccurate, the tax opinion cannot be relied upon and the tax consequences of the merger could differ from those described here. The opinion is not binding on the courts or the IRS and does not prevent the courts or the IRS from adopting a contrary position.

     The opinion will also provide that, on the basis of the facts, representations and assumption set forth in the opinion:

     - Holders of IHI common stock will not recognize any gain or loss for United States federal income tax purposes as a result of the merger, except for any cash received by IHI shareholders with respect to their shares on exercise of their dissenters' rights.

     - Holders of shares of T-3 common stock will:

      - not recognize any gain or loss for United States federal income tax purposes as a result of the exchange of their T-3 common shares for combined company common shares in the merger, except with respect to cash received by T-3 shareholders in lieu of fractional common shares of the combined company or with respect to their shares on exercise of dissenters' rights;

      - have a tax basis in the combined company common shares received in the merger equal to the tax basis of T-3 common shares surrendered in the merger reduced by any amount allocable to the fractional share interests in the combined company for which cash is received or with respect to cash received for their shares on the exercise of their dissenters' rights; and

      - have a holding period for the combined company common shares received in the merger that will include the holding period of the T-3 common shares surrendered in the merger.

     - Neither IHI nor T-3 will recognize gain or loss for United States federal income tax purposes as a result of the merger.

     A copy of this opinion is attached as exhibit 8.1 to the registration statement of which this joint proxy statement-prospectus forms a part. Any change in currently applicable law, which may or may not be retroactive, or failure of any factual representations or assumptions to be true, correct and complete in all material respects, could affect the continuing validity of the Porter & Hedges tax opinion.

     Cash Instead of Fractional Shares. The receipt of cash instead of a fractional share of combined company common stock by a holder of IHI or T-3 common stock will result in taxable gain or loss to
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

such holder for U.S. federal income tax purposes based upon the difference between the amount of cash received by such holder and the U.S. holder's adjusted tax basis in the fractional share. The gain or loss will constitute capital gain or loss and will constitute long-term capital gain or loss if the holder's holding period is greater than 12 months as of the date of the merger. For non-corporate holders, long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 20%. The deductibility of capital losses is subject to limitations.

     Dissenters'/Appraisal Rights. A holder of IHI or T-3 common stock who exercises dissenters' or appraisal rights generally will recognize taxable capital gain or loss based upon the difference between the amount of cash received by such holder and the holder's tax basis in the shares of IHI or T-3 common stock exchanged, provided that such holder does not own directly or constructively any combined company common stock following the merger. For this purpose, a holder of IHI or T-3 common stock may be treated as owning stock owned by certain related individuals and entities and stock which such holder has the right to acquire by exercise of an option. Holders of IHI or T-3 common stock who actually or constructively own combined company common stock following the merger should consult their tax advisors to determine the tax consequences to them resulting from the exercise of their dissenters' rights and appraisal rights.

     Backup Withholding. Certain non-corporate T-3 shareholders may be subject to backup withholding at a 31% rate on cash payments received instead of fractional shares of combined company common stock. Backup withholding will not apply, however, to a T-3 shareholder who:

     - furnishes a correct taxpayer identification number to the combined company and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to the T-3 shareholders following the date of completion of the merger.

     - provides a certification of foreign status on Form W-8 or successor form; or

     - is otherwise exempt form backup withholding.

     If a holder of T-3 common stock does not provide a correct taxpayer identification number, such holder may also be subject to penalties.

     Reporting Requirements. Holders of T-3 common stock receiving combined company common stock as a result of the merger and holders of IHI common stock may be required to retain records related to such holders' common stock, and file with its federal income tax return, a statement setting forth facts relating to the merger.

     THIS DISCUSSION PROVIDES ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. IT IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. IN ADDITION, WE DO NOT ADDRESS TAX CONSEQUENCES WHICH MAY VARY WITH, OR ARE CONTINGENT UPON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, WE DO NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. ACCORDINGLY, WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR TO DETERMINE YOUR PARTICULAR U.S. FEDERAL, STATE, LOCAL, OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES RESULTING FROM THE MERGER, WITH RESPECT TO YOUR SPECIFIC CIRCUMSTANCES.

FEDERAL SECURITIES LAW CONSEQUENCES OF THE MERGER

     The combined company common shares issuable in the merger will be registered under the Securities Act of 1933 and will be freely transferable, except for shares issued to any person who is deemed an "affiliate" of T-3. Persons who may be deemed affiliates include individuals or entities that control, are controlled by, or are under common control of T-3 and may include its executive officers and directors, as well as its significant shareholders. Affiliates may not sell their combined company common shares received in the merger, except under:

     - an effective registration statement under the Securities Act covering the resale of those shares;

     - an exemption under paragraph (d) of Rule 145 under the Securities Act; or

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

     - any other applicable exemption under the Securities Act.

     Under the merger agreement the combined company must file a shelf registration statement with the SEC within 45 days after the merger closes to register for public resale the merger shares received by certain of the T-3 shareholders who may be considered affiliates and who together will receive shares representing approximately 62% of the total combined company common shares issuable in the merger. For a more complete discussion of the required shelf registration statement, see "The Merger Agreement -- Shelf Registration Statement" (page 58).

     The IHI registration statement on Form S-4, of which this joint proxy statement-prospectus forms a part, does not cover the resale of combined company common shares to be received by any T-3 affiliate in the merger.

ACCOUNTING TREATMENT OF THE MERGER

     For accounting purposes, the merger will be treated as if T-3 was the acquiror (a reverse acquisition) of IHI using the purchase method of accounting. Under the purchase method of accounting, the purchase price is allocated to the assets and liabilities of IHI acquired by T-3 based upon the estimated fair values of such assets and liabilities on the date of acquisition. Any excess of the fair market value of the consideration given over the fair market value of the identifiable net assets acquired is reported as goodwill.

REGULATORY FILINGS AND APPROVALS REQUIRED TO COMPLETE THE MERGER

     We are not aware of any significant government or regulatory approval we need to complete the merger. If either company discovers that any other approvals are required, the companies will seek to obtain them.

     We believe that the merger can be consummated in compliance with federal and state antitrust laws. Nevertheless, at any time before or after the merger closes, the Antitrust Division of the Department of Justice, the Federal Trade Commission, state antitrust authorities or a private person could seek to enjoin the merger or cause either of the companies to divest certain assets. The merger agreement conditions the merger on the receipt of all required governmental consents and approvals, including expiration or termination of the waiting period under the Hart-Scott-Rodino Act, if applicable.

LISTING ON THE NASDAQ NATIONAL MARKET

     On April 18, 2001, IHI received a notice of delisting of its common stock and Class B, C, and D warrants from the Nasdaq National Market because the company's consolidated financial statements contained in IHI's 2000 Annual Report on Form 10-K, filed on April 12, 2001, reflected potential non-compliance with the requirements of the Nasdaq Marketplace rules that require National Market companies to have $4 million in net tangible assets. As of December 31, 2000, IHI had negative net tangible assets of $8.4 million. The Nasdaq notice also cited the proposed merger with T-3 as a potential change of control transaction that would require the combined company to qualify for listing under the initial listing requirements of the Nasdaq Marketplace rules, which are more stringent than the continued listing requirements. IHI responded that it believes it can satisfy the Marketplace Rules for continued listing based on a pilot program which allows Nasdaq National Market companies to comply with a standard requiring $10 million in shareholders' equity instead of $4 million in net tangible assets. As of March 31, 2001, IHI had negative net tangible assets of $7.3 million, but had shareholders' equity of $9.5 million. In addition, IHI has an agreement from SJMB, L.P., as holder of IHI convertible subordinated debt, to convert $6.9 million in debt (plus accrued and unpaid interest) to equity at $1.75 per share. On June 11, 2001, Nasdaq notified IHI that the company had presented a definitive plan that would enable it to evidence compliance with requirements for continued listing, pending completion of the merger with T-3, and determined to continue listing IHI's securities on the Nasdaq National Market provided that IHI complies with the following conditions:

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

     - On or before June 29, 2001, IHI must make a public filing evidencing a minimum of $10 million in shareholders' equity, as well as compliance with all other requirements for continued listing on the Nasdaq National Market;

     - IHI must make a timely filing of its Form 10-Q for the quarter ending June 30, 2001 evidencing continued compliance;

     - On or before October 31, 2001, IHI must submit documentation to Nasdaq evidencing the consummation of the merger with T-3; and

     - Immediately upon consummation of the merger, the combined company must satisfy all requirements for initial listing on the Nasdaq National Market, including the minimum $5 bid price per share requirement.

     In the event IHI fails to comply with any of these terms, IHI common stock may be immediately transferred to the Nasdaq SmallCap market or may be completely delisted from The Nasdaq Stock Market, in which case, it would become eligible to trade on the over-the-counter bulletin board. In addition, the pilot program that provides for the exception to the $4 million net tangible asset requirement is scheduled to expire on July 1, 2001; and while Nasdaq expects that proposed rules adopting this exception will be formally approved by the SEC prior to July 1, 2001, if the proposed rules are not approved by the SEC, IHI common stock may be subject to immediate delisting from the Nasdaq National Market.

     Under the merger agreement, IHI has agreed to use its reasonable best efforts to have approved for quotation the combined company common stock on the Nasdaq National Market. However, such approval is not a condition to either company's obligation to close the merger. IHI will apply for quotation of the common stock of the combined company on the Nasdaq National Market under the symbol "TTES."

DISSENTERS' RIGHTS AND APPRAISAL RIGHTS

IHI SHAREHOLDERS

     The availability of dissenters' rights depends on whether IHI common stock is listed on The Nasdaq Stock Market. If on the record date for the IHI annual meeting, IHI common stock is listed on the Nasdaq National Market and immediately after the merger the combined company common stock is approved for quotation on the Nasdaq National Market, IHI shareholders will not have dissenters' rights. If, however, IHI common stock is not listed on the Nasdaq National Market at the time of the merger, IHI stockholders may have dissenters' rights as a result of the merger.

     IHI has received a notice of potential delisting from Nasdaq. See, "-- Listing on the Nasdaq National Market" (page 46). Because Texas law is unclear and IHI may be delisted from Nasdaq, IHI shareholders who wish to object to the merger and/or the reincorporation and assert dissenters' rights should consult with their attorneys. The following summary of articles 5.11, 5.12 and
5.13 of the Texas Business Corporation Act is not intended to be complete and is qualified in its entirety by reference to the full text of Articles 5.11, 5.12 and 5.13, a copy of which is attached to this joint proxy statement-prospectus as Annex IX and is incorporated into this summary by reference.

     Under Texas law, a shareholder of a corporation does not have the right to dissent or to assert appraisal rights if:

     - the shares held by the shareholder are part of a class or series which are, as of the record date fixed to determine the shareholders entitled to vote on the merger agreement:

        - listed on a national securities exchange;

        - listed on the Nasdaq Stock Market or designated as a national market system security by the National Association of Securities Dealers, Inc.; or

        - held of record by not less than 2,000 holders;

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

     - the shareholder is not required by the terms of the merger agreement to accept for the shareholder's shares any consideration that is different than the consideration to be provided to any other holder of shares that are part of the same class or series, other than cash in lieu of fractional shares; and

     - the shareholder is not required by the terms of the merger agreement to accept for the shareholder's shares any consideration other than:

        - shares that, immediately after the effective time of the merger or exchange, will be part of a class or series which are:

           - listed, or authorized for listing upon official notice of issuance, on a national securities exchange;

           - approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

           - held of record by not less than 2,000 holders.

        - cash in lieu of fractional shares; or

        - any combination of securities and cash described above.

     IHI shares are currently listed on the Nasdaq National Market, and IHI will apply for listing of the shares of the combined company on the Nasdaq National Market System. For a more complete discussion of the status of IHI's Nasdaq listing and continued Nasdaq listing after the closing of the merger, see
"-- Listing on the Nasdaq National Market" (page 46).

     If the common stock of the combined company is not approved for listing on the Nasdaq National Market, IHI shareholders may, subject to the conditions set forth below, be entitled to exercise dissenters' rights under Articles 5.11,
5.12 and 5.13 of the Texas Business Corporation Act, which we sometimes refer to in this section as the "TBCA". Articles 5.11, 5.12 and 5.13 of the TBCA are reprinted in their entireties in Annex IX to this joint proxy statement prospectus. FAILURE TO TAKE ANY ACTION REQUIRED BY THE TBCA MAY RESULT IN A TERMINATION OR WAIVER OF A SHAREHOLDER'S RIGHTS UNDER THE TBCA.

     The following discussion is not a complete statement of law relating to dissenters' rights, and is qualified in its entirety by reference to Annex IX. Annex IX should be reviewed carefully by any IHI shareholder who wishes to exercise statutory dissenters' rights or wishes to preserve the right to do so, since failure to comply with the required procedures will result in the loss of such rights.

     Only a record holder of shares is entitled to demand appraisal for the shares registered in that holder's name. Accordingly, the written objection described in the following paragraph must be signed by or for the record holder fully and correctly, as the holder's name appears on the holder's stock certificate(s). If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, then the written objection should be signed in that capacity. If the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, then the written objection should be signed by or for all owners. An authorized agent, including one of two or more joint owners, may sign the written objection for a record holder; however, the agent must identify the record owner or owners and expressly disclose that, in signing the written objection, the agent is acting as agent for the record owner or owners. A record holder, such as a broker, who holds shares as nominee for beneficial owners may exercise a holder's dissenters' right with respect to the shares held for all or less than all of such beneficial owners. In such case, the written objection should set forth the number of shares covered by the objection.

     In order to qualify as a dissenting shareholder, an IHI shareholder must
(1) file with IHI, before the annual meeting, a written objection to the merger or the reincorporation, as applicable, setting out that the shareholder's right to dissent will be exercised if the merger agreement or the reincorporation merger agreement is approved, as applicable, and giving the shareholder's address to which notice thereof shall be delivered or mailed in that event, and
(2) not vote in favor of approving the merger agreement or the reincorporation merger agreement, as applicable. The written objection must be delivered to:
Steven W.
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

Nash, Industrial Holdings, Inc., 7135 Ardmore, Houston, Texas 77054. No particular form of such written objection is provided by IHI. A proxy or vote abstaining or voting against approving the merger agreement will not constitute a written objection.

     Within ten days after the merger is closed, the combined company will mail written notice that the merger has closed to IHI shareholders who object and abstain from voting to approve the merger agreement or the reincorporation merger agreement, as applicable, or who do not return a proxy card and do not otherwise vote.

     Within ten days after the combined company delivers or mails notice of the effectiveness of the merger to a dissenting shareholder, the dissenting shareholder must deliver to the combined company a written demand for payment of the fair value of the dissenting shareholder's shares. The demand must state the number of shares that the dissenting shareholder owns and the dissenting shareholder's estimate of the fair value of the shares. Any shareholder who fails to make such written demand within the 10-day period will be bound by the terms of the merger agreement. The fair value of such shares will be their value determined as of the day immediately preceding the annual meeting, excluding any appreciation or depreciation in anticipation of the merger. The written demand must he signed by or for the record holder of the shares in the same manner that the written objection described above must be signed.

     Any dissenting shareholder who has demanded payment for shares in accordance with the TBCA will not thereafter be entitled to vote or exercise any other shareholder rights, except the right to receive payment for the shares pursuant to the TBCA and the right to maintain an appropriate action to obtain relief on the ground that the merger would be or was fraudulent. The shares for which payment has been demanded will not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

     Within 20 days after demanding payment in accordance with the TBCA, the dissenting shareholder must surrender the certificate(s) representing the shares to the combined company for notation on the certificate(s) that such demand has been made. The combined company may terminate the dissenting shareholder's rights under the TBCA if the dissenting shareholder fails to so deliver the certificate(s), unless a court of competent jurisdiction for good and sufficient cause shown otherwise directs.

     Within 20 days after the combined company receives a demand for payment from a dissenting shareholder in accordance with the TBCA, the combined company must deliver or mail to the dissenting shareholder a written notice that either
(1) accepts the dissenting shareholder's fair value estimate and agrees to pay that amount for the dissenting shareholder's shares within 90 days after the time the merger becomes effective and upon surrender of duly endorsed certificate(s) representing the shares, or (2) contains the combined company's estimate of the fair value of the shares and offers to pay the amount of that estimate within 90 days after the time the merger becomes effective upon receipt of notice within 60 days after the time the merger becomes effective from the dissenting shareholder that the dissenting shareholder agrees to accept that amount upon the surrender of the certificate(s) duly endorsed.

     If, within 60 days after the effective time, the combined company and the dissenting shareholder agree on the value of the shares, then the combined company will pay for the shares within 90 days after the time the merger becomes effective and upon surrender of the certificate(s) representing the shares duly endorsed. Upon payment of the agreed value, the dissenting shareholder will no longer have any interest in the shares or in the combined company.

     If, within 60 days after time the merger becomes effective, the dissenting shareholder and the combined company do not agree on value, then either the dissenting shareholder or the combined company may, between 60 days and 120 days after the time the merger becomes effective, file a petition in any court of competent jurisdiction in Harris County, Texas seeking a finding and determination of the fair value of the shares. Upon the filing of any such petition by the dissenting shareholder, service of a copy of such petition shall be made upon the combined company. Within ten days after a copy of any such petition is served upon the combined company, the combined company must file in the office of the clerk of the court in which the petition was filed, a list containing the names and addresses of all dissenting

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

shareholders who have demanded payment for their shares and with whom the combined company has not reached agreement as to the fair value of their shares. If the combined company files the petition, then the petition will be accompanied by such a list. Dissenting shareholders should not assume that the combined company will file a petition seeking to appraise the shares or that the combined company will initiate any negotiations with respect to the fair value of such shares. Accordingly, dissenting shareholders should initiate all necessary action to perfect their dissenters' rights within the time periods specified in the TBCA. Dissenting shareholders lose the right to appraisal if no petition for appraisal is filed within 120 days after the merger becomes effective.

     If a petition for an appraisal is timely filed, then after a hearing on the petition, the court will determine the dissenting shareholders who have complied with the TBCA and will appoint one or more qualified appraisers to determine the fair value of the shares and will direct the combined company to pay that value, together with interest, if any, to the date of judgment, to the dissenting shareholders entitled to such payment upon surrender of duly endorsed certificate(s) for the shares. Upon payment of the judgment, the dissenting shareholders will no longer have any interest in the shares or in the combined company. Any such judicial determination of the "fair value" of the shares could be based upon considerations other than or in addition to the price paid in the merger and the market value of the shares, including asset value, the investment value of the shares and any other valuation considerations generally accepted in the investment community. The value so determined for the shares could be more, less than, or the same as the consideration paid pursuant to the merger agreement. The court may also order that all or a portion of any dissenting shareholder's expenses incurred in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against all the parties to the appraisal proceeding. The court will allow the appraisers a reasonable fee as court costs, and all court costs will be allotted among the parties in the manner that the court determines to be fair and equitable.

     Any dissenting shareholder who has demanded payment in accordance with the TBCA may withdraw the demand at any time before payment for his shares or before any petition has been filed requesting a finding and determination of fair value by sending written notice of the withdrawal of his demand to Michael T. Mino, T-3 Energy Services, Inc., 600 Travis Street, Suite 6050, Houston, Texas 77002. A demand may not be withdrawn after payment has been made or, unless the combined company consents, after any such petition has been filed. If (1) a demand is properly withdrawn, (2) the combined company terminates the dissenting shareholder's rights for failure to submit certificate(s) for notation of demand, (3) no petition is filed within 120 days after the effective time the merger becomes effective, or (4) after a hearing on any such petition, the court determines that a dissenting shareholder is not entitled to the relief provided by the TBCA, then, in any such case, a dissenting shareholder and all persons claiming under him will be conclusively presumed to have approved and ratified the merger and will be bound by the terms of the merger, the right of the dissenting shareholder pursuant to the TBCA to be paid the fair value for his shares will cease, and his status as a shareholder will be restored without prejudice to any corporate proceedings that may have been taken during the interim and the shareholder will be entitled to receive any dividends or other distributions made to shareholders in the interim.

     In the absence of fraud in the transaction, Article 5.12 of the TBCA provides that the remedy contained therein is the exclusive remedy for the recovery of the value of a dissenter's shares or money damages to such dissenting shareholder with respect to the merger. Precise compliance with the provisions of the TBCA is required to perfect the rights of a dissenting shareholder.

T-3 SHAREHOLDERS

     Under Delaware law, T-3 shareholders are entitled to appraisal rights in connection with the merger. However, under the merger agreement, IHI is not obligated to close the merger if T-3 shareholders holding an aggregate of greater than 2.5% of the outstanding T-3 common shares have properly delivered written demand for appraisal of their shares under Delaware law.

     The following summary of the provisions of Section 262 of the Delaware General Corporation Law is not intended to be a complete statement of the provisions and is qualified in its entirety by reference to the

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

full text of Section 262 of the Delaware General Corporation Law, a copy of which is attached to this joint proxy statement-prospectus as Annex VIII and is incorporated into this summary by reference.

     If the merger is completed, each T-3 shareholder who (1) files written notice with T-3 of an intention to exercise rights to appraisal of his or her shares prior to the T-3 special meeting, (2) does not vote in favor of the merger and (3) follows the procedures set forth in Section 262, will be entitled to be paid for his or her T-3 common shares by the combined company the fair value in cash of the T-3 common shares. The fair value of the T-3 common shares will be determined by the Delaware Court of Chancery, exclusive of any element of value arising from the merger. The T-3 common shares with respect to which T-3 shareholders have perfected their appraisal rights in accordance with
Section 262 and have not effectively withdrawn or lost their appraisal rights are referred to in this joint proxy statement-prospectus as the "dissenting shares."

     Within ten days after the effective date of the merger, the combined company must mail a notice to all T-3 shareholders who have complied with (1) and (2) above notifying such T-3 shareholders of the effective date of the merger. Within 120 days after the effective date, holders of dissenting shares may file a petition in the Delaware Court of Chancery for the appraisal of their shares, although they may, within 60 days of the effective date, withdraw their demand for appraisal. Within 120 days of the effective date, the holders of dissenting shares may also, upon written request, receive from the combined company a statement setting forth the aggregate number of shares with respect to which demands for appraisal have been received.

     Appraisal rights are available only to the record holder of shares. If you wish to exercise appraisal rights but have a beneficial interest in shares which are held of record or in the name of another person, such as a broker or nominee, you should act promptly to cause the record holder to follow the procedures set forth in Section 262 to perfect your appraisal rights.

     A demand for appraisal should be signed by or on behalf of a T-3 shareholder exactly as the T-3 shareholder's name appears on the shareholder's stock certificates. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a record holder; however, in the demand the agent must identify the record owner or owners and expressly disclose that the agent is executing the demand as an agent for the record owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights for the shares held for one or more beneficial owners and not exercise rights for the shares held for other beneficial owners. In this case, the written demand should state the number of shares for which appraisal rights are being demanded. When no number of shares is stated, the demand will be presumed to cover all shares held of record by the broker or nominee.

     If any T-3 shareholder who demands appraisal of his or her shares under
Section 262 fails to perfect, or effectively withdraws or loses the right to appraisal, his or her shares will be converted into a right to receive a number of the combined company common shares in accordance with the terms of the merger agreement. Dissenting shares lose their status as dissenting shares if:

     - the merger is abandoned;

     - the dissenting T-3 shareholder fails to make a timely written demand for appraisal;

     - the dissenting shares are voted in favor of the merger;

     - neither the combined company nor the T-3 shareholder files a complaint or intervenes in a pending action within 120 days after the effective date of the merger; or

     - the T-3 shareholder delivered to the combined company, within 60 days of the effective date of the merger, or thereafter with the combined company's approval, a written withdrawal of the T-3 shareholder's demand for appraisal of the dissenting shares, although no appraisal proceeding in

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

       the Delaware Court of Chancery may be dismissed as to any T-3 shareholder without the approval of the court.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS, IN WHICH EVENT A T-3 SHAREHOLDER WILL BE ENTITLED TO RECEIVE THE CONSIDERATION WITH RESPECT TO THE HOLDER'S DISSENTING SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, T-3 SHAREHOLDERS WHO ARE CONSIDERING OBJECTING TO THE MERGER SHOULD CONSULT THEIR OWN LEGAL ADVISORS.

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

                              THE MERGER AGREEMENT

     This discussion summarizes the material provisions of the merger agreement. A copy of the agreement is included in this document as Annex I. This summary is qualified by reference to the full agreement, which you are encouraged to read.

CLOSING THE MERGER

     The merger will be completed when all conditions to the completion of the merger are satisfied or waived, including the approval of the merger agreement by the shareholders of IHI and T-3. The merger agreement will become effective upon the filing of articles of merger and a certificate of merger with the Secretary of State of Texas and Delaware, respectively.

     We are working toward completing the merger as quickly as possible. We expect to complete the merger by the end of the third calendar quarter of 2001.

MANNER AND BASIS OF CONVERTING SECURITIES

     No Conversion of IHI Common Stock. If you are an IHI shareholder, nothing will happen to your IHI common shares as a result of the merger. They will not be converted, and you will not need to surrender your share certificates for exchange. After the merger, your certificates will represent the same number of combined company common shares as IHI common shares they represented before the merger.

     Conversion of T-3 Common Stock. Upon completion of the merger, each outstanding T-3 common share will automatically convert into 80.006 common shares of the combined company. As a result, it is expected that T-3 shareholders will own approximately 66% of the combined company total outstanding common shares when the merger is completed depending on the amount of permitted additional equity investment in T-3 by its principal shareholder after the merger agreement was signed and before the merger closes. For a complete discussion of the permitted equity investment, see " -- Equity Investments in T-3" (page 57).

     After the merger, holders of outstanding certificates previously representing shares of T-3 common stock may surrender their certificates to an exchange agent to be designated by the surviving company in exchange for new certificates representing the number of whole shares of common stock of the combined company. Once the merger is completed, there will be no further registration of transfers on T-3's stock transfer books for previously outstanding T-3 shares.

     T-3 shareholders will receive payment in cash, without interest, in lieu of fractional shares of the combined company which would have been otherwise issuable to them as a result of the merger.

     Treatment of T-3 Stock Options. Upon completion of the merger, each outstanding T-3 stock option will be converted into an option to purchase the number of combined company common shares that is equal to the product of 80.006 multiplied by the number of T-3 common shares underlying the existing T-3 options prior to conversion, rounded down to the nearest whole share. The exercise price per share of the replacement combined company options will be equal to the exercise price per share of the existing T-3 options, prior to conversion divided by 80.006. The other terms and conditions of the converted T-3 options will continue to apply to the replacement combined company options. All of the combined company shares to be issued on the exercise of the replacement options will be covered by an effective registration statement.

REPRESENTATIONS AND WARRANTIES.

     In the merger agreement, the parties have each made substantially reciprocal representations and warranties as to, among other things:

     - their corporation's organization and compliance with law

     - their capitalization

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

     - corporate authorization and enforceability of the merger agreement

     - absence of conflicts

     - their real, personal and intellectual property

     - required approvals or consents

     - their financial statements

     - insurance

     - litigation

     - material contracts

     - permits

     - employee benefit matters

     - labor matters

     - tax matters

     - environmental, safety and health matters

     - customers and suppliers

     - affiliated transactions

     These representations and warranties will expire when the merger closes.

CONDITIONS TO THE MERGER

     The obligations of the parties to complete the merger are subject to satisfaction of certain conditions on or before the closing. These include:

     - The continuing truthfulness of the representations made in the merger agreement.

     - The absence of a governmental order, a law or private action preventing the transaction or seeking to prevent it.

     - All parties' compliance with the merger agreement's terms.

     - The required approval by the IHI shareholders and T-3 shareholders.

     - The absence of a material adverse change in either of the two companies.

     - Receipt of customary opinions of counsel.

     - Delivery of a tax opinion.

     - Any applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act having expired or terminated.

     - The closing of certain required dispositions by IHI. For a more complete discussion of the dispositions, see "-- Required IHI Dispositions" (page
       57).

     - T-3 shareholders holding in the aggregate more than 2.5% of the outstanding T-3 common shares having not exercised their appraisal rights under Section 262 of the Delaware General Corporation Law.

     - The IHI fairness opinion delivered by Raymond James having not been withdrawn at the effective date of the merger.

     - Each member of the IHI board of directors resigning effective immediately before the merger closes.
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

     - The combined company or its subsidiaries having entered into employment agreements with 12 individuals specified in merger agreement who were previously employed by IHI, T-3 or their respective subsidiaries.

     - All voting agreements among IHI shareholder regarding the election of directors or voting of the IHI common shares having been terminated.

     In addition, all indebtedness under IHI's senior credit facility, its loan agreement with EnSerCo, L.L.C. and certain other designated indebtedness of IHI must be refinanced either through a third party financing or a bridge loan from First Reserve Fund VIII, which it has agreed to provide if third party refinancing cannot be obtained prior to the merger. For a more complete discussion of this refinancing, see "-- IHI Financing" (page 57).

OBLIGATIONS PENDING CLOSING

     The merger agreement imposes obligations and restrictions on its parties pending the merger. The affirmative obligations include:

     - Conducting business in the usual manner.

     - Permitting inspection of property and records.

     - Notifying of emergencies or other events that would cause a representation or warranty to be incomplete or untrue or would be materially adverse to a party.

     - Maintaining insurance policies.

     - Obtaining required approvals and consents and complying with all applicable legal requirements relating to the merger.

     - Calling shareholder meetings for the transactions contemplated by the merger agreement and the recommendation by the boards of directors of IHI and T-3 that their shareholders approve the transactions applicable to them.

     - Using reasonable commercial efforts to obtain a new IHI credit facility reasonably satisfactory to T-3 and its principal shareholder.

     - IHI repaying its full indebtedness under the IHI senior secured credit facility and the loan agreement with EnSerCo, L.L.C., as well as certain other IHI indebtedness specified under the merger agreement.

     - Cooperating with respect to all filings, if any, with action required under the Hart-Scott-Rodino Improvements Act of 1976, if any, with respect to the merger.

     - Conferring with each other on a regular basis to report material operational matters and general status of ongoing operations.

     For both IHI and T-3, the agreement prohibits or restricts to agreed levels:

     - amendments to organizational documents;

     - changes in capitalization;

     - dividends and distributions;

     - new debt;

     - bonuses, salary increases or entering into or modifying any employee benefit plans, change of control, severance or similar arrangements;

     - dispositions of material assets;

     - capital expenditures;

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

     - violations of applicable law;

     - failing to maintain books and record;

     - failing to pay or make provisions for the payment of taxes;

     - material changes in the conduct of its business;

     - contracts outside the ordinary course;

     - imposition of liens on assets;

     - changes in accounting principles or practices;

     - engaging in new lines of businesses; and

     - settlement of any tax liability or the making of inconsistent tax elections.

NO SOLICITATION

     The merger agreement contains provisions prohibiting IHI and T-3 from seeking an alternative "Sale Transaction." Under this "no solicitation" provision, each of IHI and T-3 has agreed that pending closing neither it nor its subsidiaries will, nor will it permit any of its affiliates, officers, directors, representatives or agents to, directly or indirectly:

     - solicit, initiate or encourage a proposal for a Sale Transaction;

     - enter into an agreement for any Sale Transaction or give approval for any Sale Transaction; or

     - participate in any discussions or negotiations regarding, or furnish any information or take any action to facilitate the making of a proposal for, a Sale Transaction.

     A "Sale Transaction" means with respect to the applicable party, except certain specified transactions:

     - any acquisition of securities representing a majority of the combined voting power of the outstanding capital stock of such party;

     - a reorganization, recapitalization, merger, consolidation or similar business combination involving such party (unless the shareholders of each party continue to own sufficient securities of the surviving entity to elect a majority of its board of directors upon completion of the transaction); or

     - a sale or disposition of assets having a market value greater than 25% of the market value of the combined assets of such party and its subsidiaries.

     However, the merger agreement does not prevent IHI or T-3 or their respective boards of directors from:

     - furnishing information to, or participating in discussions and negotiations with, any person in response to an unsolicited written proposal for a Sale Transaction by that person;

     - effecting a change in the board of directors recommendation in a manner adverse to the approval of the merger agreement; and

     - approving or recommending any Sale Transaction;

but only to the extent that such board of directors determines in good faith:

     - based on the advice of outside counsel, that it is advisable to do so in order to comply with its fiduciary duties under applicable law; and

     - after consultation with its financial advisors, that the Sale Transaction constitutes a Superior Proposal.

     A "Superior Proposal" is generally a written proposal for a Sale Transaction made to IHI or T-3 that, if completed, would result in a transaction superior to the transaction contemplated by the merger

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

agreement, taking into account, among other things, the long-term interests of IHI or T-3, as applicable, and their respective shareholders.

EQUITY INVESTMENTS IN T-3

     The merger agreement provides that before the merger closes, First Reserve Fund VIII, the principal shareholder of T-3, must acquire additional shares of T-3 at a price of $140.01 per share (i.e., $1.75 per share equivalent of IHI common shares based on the 80.006 exchange rate) as described below. The total required investment by First Reserve Fund VIII is $9.6 million less the sum of
(1) the total amount of principal and interest converted into IHI common stock under two $3.45 million convertible subordinated promissory notes issued by IHI in favor of SJMB, L.P. and (2) the amount by which the net sale proceeds from certain specified business dispositions by IHI required by the merger agreement exceeds $39.4 million. For a more complete discussion of these specified business dispositions, see " -- Required IHI Dispositions" (page 57). As of May 31, 2001, the total principal and interest outstanding under the SJMB subordinated convertible promissory notes totaled $7.48 million. Under the merger agreement, SJMB has agreed to convert, immediately before the merger closes, all of the outstanding principal and interest under the two SJMB subordinated convertible promissory notes at a conversion price of $1.75 per share.

     If, as a result of the equity investment described above, T-3 shareholders would not own at least 55% of the fully diluted combined company common shares immediately after the merger closes, T-3 shareholders may acquire additional T-3 common shares before the merger closes at a price of $140.01 per share such that after giving effect to such issuance T-3 shareholders would own such 55%.

     In addition to the above investments, First Reserve Fund VIII may, at its option, acquire additional T-3 common shares at a price of $140.01 based on the following investment amounts:

     - the amount by which the net sale proceeds from the specified business dispositions by IHI required under the merger agreement is less than $39.4 million; and

     - an additional amount necessary, after giving effect to all other equity investments by First Reserve Fund VIII or the T-3 shareholders described above (including under the immediately preceding bullet point), necessary to enable IHI to obtain a new senior credit facility reasonably satisfactory to T-3, but in no event may the additional amount exceed $10 million.

IHI FINANCING

     The merger agreement provides, pending the closing, IHI will use its commercially reasonable efforts to obtain a new senior credit facility in a form reasonably satisfactory to T-3. T-3 has agreed to reasonably cooperate in this effort.

     In addition, if IHI is unable to secure the above financing, First Reserve Fund VIII has agreed to provide a bridge loan to IHI at closing to enable it to repay in full the IHI indebtedness under the existing IHI senior secured credit facility, the loan agreement with EnSerCo, L.L.C. and certain other indebtedness specified in the merger agreement. As of May 31, 2001, the aggregate amount of this IHI indebtedness was approximately $77.4 million.

REQUIRED IHI DISPOSITIONS

     Under the merger agreement, IHI is required to (1) continue marketing efforts to dispose of its subsidiary, Beaird Industries, Inc. and the IHI subsidiaries making up EPG and (2) enter into definitive disposition agreements not later than the effective date of this joint proxy statement-prospectus with bona fide third party purchasers (which may include current or former directors or officers of IHI) that are financially capable of completing these transactions. These disposition agreements must be consented to by T-3, which consent cannot be unreasonably withheld. However, T-3 is not obligated to consent to these dispositions if the aggregate Net Proceeds from the sale of all these businesses are less than $32.5 million.

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

IHI has engaged Pinnacle Capital Corporation to assist it in the disposition of its Engineered Products Group.

     "Net Proceeds" generally means the amount of the cash consideration received by IHI or its subsidiaries from these dispositions less taxes payable from the transaction and applicable transaction costs.

     Under these dispositions, the merger agreement provides that purchaser must assume all liabilities of the purchased company, except borrowed money indebtedness and capitalized leases. The Net Proceeds from these dispositions must be used first, to repay capitalized leases of the sold entity or borrowed indebtedness secured by assets of the sold entity and second, to pay down IHI's existing senior secured credit facility.

EMPLOYEE BENEFITS

     The merger agreement provides that the employees of the combined company and its subsidiaries will be entitled to participate in the employee benefit plans of T-3, which plans are to survive the merger. The existing IHI 401(k) plan is to be merged into the 401(k) plan maintained by T-3 to the extent permitted by applicable law. Employees will be credited for their services with IHI, T-3 and their subsidiaries for purposes of eligibility, benefit entitlement and vesting in the employee benefit plans provided by the combined company, but not executive compensation plans or programs.

RULE 144 REPORTS

     As long as any former T-3 shareholder, who was a director or officer of T-3, or a beneficial owner of 10% or more of the outstanding T-3 common shares immediately before the merger closes, holds combined company common shares received as a result of the merger, the combined company must keep current public information available as prescribed by Rules 145(d) and 144(c) of the Securities Act and to furnish a written statement to that effect to the extent reasonable requested by such former T-3 shareholder.

SHELF REGISTRATION STATEMENT

     The combined company must file a shelf registration statement with the SEC within 45 days after the merger closes to register for public resale of the merger shares to be issued to the former T-3 shareholder affiliates described in the preceding section. These T-3 shareholders will be subject to restrictions relating to the resale of their merger shares under Rule 145(d) under the Securities Act of 1933. See, "The Merger -- Federal Securities Law Consequences of the Merger" (page 45) for a more complete discussion of these restrictions. IHI agreed to use its best efforts to have the shelf registration statement declared effective as soon as possible after its filing, and to generally keep the registration statement effective until December 31, 2006. The combined company, with the consent of not less than holders of 50% of the registered stock, may voluntarily suspend the effectiveness of the shelf registration statement under specified circumstances. The combined company will pay all costs and expenses related to the shelf registration statement other than expenses of the former T-3 shareholders for underwriters' commissions and discounts or legal fees. The offering of the registered merger shares under the shelf registration statement will not require the combined company to retain a contractual underwriter or to enter into an underwriting agreement with any investment banking firm. These registration rights granted to the former T-3 shareholder affiliates are not transferable, except in limited circumstances.

DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE

     Under the merger agreement, for a period of four years after the merger closes, the combined company is required to indemnify the present and former officers and directors of IHI and T-3 to the full extent provided under their existing charters, as well as under any existing employment agreement, subject to any limitations imposed by applicable law.

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

     The combined company is also required to pay insurance premiums for a period of four years after the merger closes with respect to any existing IHI and T-3 officers' and directors' insurance policies covering the IHI and T-3 officers and directors or substantially similar policies for those persons under the combined company's officers' and directors' insurance policy.

TERMINATION

     The Agreement may be terminated at any time before the transaction is completed by:

     - mutual consent of the boards of directors of IHI and T-3;

     - either party, if the transactions are not completed by December 31, 2001 (or any later mutually agreed date), other than because of a breach of the agreement by the terminating party;

     - either party, if either party's shareholders fail to approve the merger agreement;

     - either party, if the other party has breached any representation, warranty or covenant under the merger agreement necessary for the conditions of the terminating party to be satisfied and the breach has not been cured before the earlier of (1) 30 days after receipt of notice of the breach or (2) December 31, 2001 (but not if the terminating party is at such time in material breach of its representations, warranties or covenants);

     - either party, if there exists any pending injunction or court or governmental authority order preventing the transactions contemplated by the merger agreement from being consummated, subject to a limited exception;

     - either party, if (1) the board of directors of the other party (A) withdraws or modifies, in a manner adverse to the terminating party, its recommendation for approval of the merger or (B) recommends a "Sale Transaction" (See, "-- No Solicitation" (page 56), (2) a tender or exchange offer for 30% or more of the other party's outstanding common shares is commenced, and the applicable board of directors fails to recommend against the offer or takes no position as to the offer within ten business days after the offer is made or (3) any person has acquired beneficial ownership of 30% or more of the other party's outstanding common shares; or

     - either party, if the other party accepts a proposed Sale Transaction approved by its board of directors based on the board of directors' determination in accordance with the merger agreement that it was advisable based on its fiduciary duties under applicable law and the Sale Transaction constituted a "Superior Proposal." For a full discussion of permitted Sale Transactions, see "-- No Solicitation" (page 56).

TERMINATION FEES

     Each party has agreed to pay to the other party a termination fee of $850,000 if:

     - the other party has breached any representation, warranty or covenant under the merger agreement necessary for the conditions of the terminating party to be satisfied, and the breach is not cured before the earlier of (1) 30 days after receipt of notice of the breach or (2) December 31, 2001 (but not if the terminating party is in material breach of its representations, warranties or covenants);

     - (1) the other party's board of directors (A) withdraws or adversely modifies its recommendation for the merger or (B) recommends a Sales Transaction, (2) a tender or exchange offer for 30% or more of the other party's outstanding common shares is commenced, and the applicable board of directors fails to recommend against the offer or takes no position as to the offer within 10 business days after the offer is made or (3) any person has acquired beneficial ownership of 30% or more of the other party's outstanding common shares;

     - the other party has accepted a proposed Sale Transaction approved by its board of directors based on the board of directors' determination in accordance with the merger agreement that it was

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

       advisable based on its fiduciary duties under applicable law and the Sale Transaction constitutes a "Superior Proposal".

     T-3 has agreed to pay any termination fee payable to IHI directly to EnSerCo, L.L.C. to be applied against IHI outstanding indebtedness under its loan agreement in favor of EnSerCo.

AMENDMENT AND WAIVER

     The merger agreement may be amended only by mutual written agreement. Waivers under the agreement must be in writing.

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

                   BUSINESS RELATIONSHIPS BETWEEN IHI AND T-3

     In connection with the execution of the merger agreement and to improve the liquidity of IHI, on May 7, 2001, T-3 purchased IHI's subsidiary, A&B Bolt & Supply, Inc., for a cash purchase price of $15.0 million. The proceeds were used by IHI to repay secured bank indebtedness of approximately $8.8 million, to pay EnSerCo a $1 million consent fee and for working capital purposes. The purchase price was arrived at through arms-length negotiations between First Reserve Fund VIII, T-3 and IHI.

     The stock purchase agreement executed by IHI and T-3 in connection with T-3's acquisition of A&B Bolt provides for the following ongoing obligations:

     - Purchase price adjustment. The purchase price is adjusted downward in the amount that the net working capital of A&B Bolt provided on the closing balance sheet is less than $7,500,000.

     - Indemnification. IHI and T-3 each agreed to indemnify the other and their respective employees, agents and advisors for breaches of representations, warranties, covenants and misrepresentations to the agreement until the earlier of November 2002 or the closing of the merger; except claims relating to representations and warranties regarding ownership of the shares or assets of A&B Bolt which survive indefinitely; claims based on willful fraud which expire upon the expiration of the applicable statute of limitations plus 60 days; and claims relating to tax or environmental matters which expire upon the expiration of the applicable statute of limitations plus 45 days.

     Further, IHI agreed to indemnify T-3 for tax liabilities incurred but not paid on or before the closing; material claims with respect to products sold or leased by T-3 within 90 days after the closing; material claims with respect to death or personal injury caused by products sold or leased prior to the closing and claims arising from material violations of law prior to the closing. T-3 agreed to indemnify IHI for claims arising from the operation of A&B Bolt after the closing; material claims with respect to death or personal injury caused by products sold or leased which were produced after the closing or sold or leased more than 90 days after the closing; and claims arising from material violations of law and environmental conditions on or after the closing (except those relating to existing practices of A&B Bolt).

     Indemnification of either party is capped at the amount of the purchase price and claims will not be indemnified unless they exceed $300,000. In the event that the merger closes, indemnification will only be through issuance of additional stock of the surviving entity in the merger to the party entitled to indemnification.

                       COMBINED COMPANY BUSINESS STRATEGY

     The combined company's business strategy will be to maximize shareholder value by building a diversified oilfield services company founded on products and services that enhance its customers' operations. The combined company intends to adopt the strategies described below:

     - develop niche markets for products and services that allow it an opportunity to perform more effectively and efficiently than major energy services companies;

     - select product and services that complement each other in the manufacturing, aftermarket and service arenas;

     - expand higher margin aftermarket services by promoting rapid response to customer needs;

     - focus primarily on the Gulf of Mexico and high pressure gas markets;

     - seek internal growth opportunities through cross-selling of existing and new products and services; and

     - complete strategic add-on acquisitions that are accretive to earnings.

     The combined company will have 33 locations throughout the Gulf Coast area and in other select oil and gas regions in Texas, Oklahoma and Louisiana. The combined company believes that the oilfield

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

service industry will continue to consolidate as industry participants seek to gain access to additional markets and broader product offerings. The combined company believes that it will be well-positioned to take advantage of its customers' increasing desire for vendors to "bundle" a wide range of products and services and its customers' expected future investment in the energy industry's upstream and downstream infrastructure.

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

                      REINCORPORATION FOLLOWING THE MERGER

INTRODUCTION

     The proposed reincorporation of the combined company immediately after the consummation of the merger is intended to move its jurisdiction of incorporation to Delaware from Texas. IHI is soliciting its shareholders vote on a proposal to be reincorporated in Delaware promptly after the closing of the merger with T-3.

GENERAL

     At the IHI annual meeting, IHI shareholders will be asked to approve an agreement and plan of merger, a form of which is attached hereto as Appendix
VII. Under the reincorporation merger agreement, the combined company is to merge into a newly created Delaware corporation which is wholly owned by the combined company, to be named T-3 Energy Services, Inc., with (1) each outstanding share of combined company common stock to be automatically converted into one share of the reincorporated company common stock, par value $.001 per share, and (2) each outstanding option or warrant to purchase combined company common stock to be converted into options or warrants to purchase one share of common stock of the reincorporated company. We sometimes refer to these transactions as the "reincorporation." The reincorporated company will be the surviving corporation and will continue to be governed by the laws of Delaware. On the effective date of the reincorporation, the reincorporated company will succeed to the properties, assets and other rights of the combined company, and will be subject to and responsible for the liabilities and obligations of the combined company.

     On the effective date of the reincorporation, the former shareholders of the combined company immediately before the effective date will own a substantially identical interest in the reincorporated company.

NO CHANGES IN BUSINESS OF THE COMBINED COMPANY

     No change in the business of the combined company will result from the reincorporation. The reincorporated company's business will be carried on in the same places and in the same manner as the business of the combined company. The reincorporated company will possess all the assets and will be responsible for all liabilities of the combined company. The certificate of incorporation and bylaws of the reincorporated company will be, as nearly as practicable, identical to the articles of incorporation and bylaws applicable to the combined company as existed immediately prior to the effective date of the reincorporation. The sole purpose for the reincorporation is to change the jurisdiction of IHI's incorporation from Texas to Delaware.

REASONS OF REINCORPORATION

     In connection with the negotiation of the merger agreement with T-3, the IHI board of directors agreed to submit to its shareholders for approval the reincorporation. Approval of the reincorporation is not a condition to the closing of the merger with T-3 and is independent of the proposal to approve the merger agreement with T-3. However, if the merger with T-3 is not consummated, the reincorporation will not be effected.

RECOMMENDATION OF THE IHI BOARD OF DIRECTORS

     The IHI board of directors unanimously recommends that IHI shareholders vote "FOR" approval of the reincorporation merger agreement.

CONSUMMATION OF THE REINCORPORATION

     No specific effective date is provided for with respect to the reincorporation; however, if the reincorporation is approved and adopted by the requisite vote of IHI shareholders, it is contemplated that

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

the reincorporation will be consummated as promptly as practicable after the effective date of the merger with T-3, and after all other conditions have been satisfied or waived. The reincorporation will become effective upon the filing of the articles or certificate of merger with each of the Secretaries of State of Texas and Delaware.

CERTIFICATE EXCHANGE

     Immediately following the effective date of the reincorporation, certificates for the reincorporated company common stock will be issued to the holders of the combined company common stock outstanding immediately prior to the effective time of the reincorporation, upon surrender of their certificates evidencing IHI common stock and T-3 common stock to the exchange agent. Such shareholders will be notified by the exchange agent promptly after the effective date of the reincorporation as to the procedures necessary to complete the certificate exchange. Shareholders should not submit their stock certificates for exchange until they have received a letter of transmittal and instructions from the exchange agent, but are urged to do so promptly thereafter since, until so exchanged, such IHI and T-3 common stock certificates will not be in good delivery form for executing trades in common stock of the reincorporated company on Nasdaq, where it is anticipated such stock will be listed.

FEDERAL INCOME TAX CONSEQUENCES

     No gain or loss will be recognized to the shareholders of the combined company for federal income tax purposes as a result of the reincorporation, except with respect to cash received upon the exercise of dissenters' rights. The adjusted basis of each share of common stock of the reincorporated company will be equal to the adjusted basis of the combined company common stock for which it was exchanged. The holding period of each share of common stock of the reincorporated company will include the combined period during which the combined company common stock for which it was exchanged was held.

TRANSFERABILITY OF SHARES

     The issuance of certificates evidencing shares of common stock of the reincorporated company is exempt from registration under the Securities Act by virtue of the exemption from the registration requirements of the Securities Act afforded by Section 3(a)(9) and, in general, the common stock of the reincorporated company will be freely transferable by the holders thereof; however, persons who are "affiliates" (within the meaning of the Securities Act) of the reincorporated company will continue to be subject to limitations as to timing and manner of sale and the number of shares of common stock of the reincorporated company which may be sold, all as specified by Rules 144 and 145 under the Securities Act.

RIGHTS OF DISSENTING SHAREHOLDERS

     IHI shareholders will have the right in accordance with Texas law to dissent from the reincorporation and receive an agreed or judicially appraised value of their shares unless the combined company common shares are listed on The Nasdaq Stock Market and reincorporated company common shares are quoted on the Nasdaq National Market, in which case no dissenters' rights will exist. Under Texas law, the former T-3 shareholders who become shareholders of the combined company will not have the right to dissent from the reincorporation. For procedures regarding dissenters' rights under the Texas law, see "The Merger and Related Transactions -- Dissenters' Rights and Appraisal Rights" (page 47).

ACCOUNTING TREATMENT

     For financial reporting purposes, the reincorporation will be treated as a reorganization of affiliated entities, with all assets and liabilities of the combined company recorded on the books of the reincorporated company at their historical cost basis book carrying values subsequent to the closing of the merger.

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

CONDITIONS; TERMINATION AND ABANDONMENT

     The reincorporation is subject to the approval of the shareholders of IHI and the closing of the merger with T-3. The board of directors of the combined company (or IHI if the merger with T-3 is not consummated) may abandon the reincorporation notwithstanding its approval by the shareholders of IHI.

DIFFERENCES BETWEEN THE TEXAS AND DELAWARE CORPORATION LAWS

     If the reincorporation is consummated, holders of IHI common stock on the effective date of the merger with T-3 will become holders of shares of common stock of the reincorporated company, and the rights of such holders will be governed by the laws of the State of Delaware and by the reincorporated company certificate of incorporation and bylaws. The rights of the holders of shares of the common stock of the reincorporated company under the certificate of incorporation and bylaws of the reincorporated company differ in certain respects from the rights of the holders of the IHI common stock under the restated articles of incorporation and restated bylaws of the combined company adopted as of the effective date of the merger with T-3. For a discussion of these differences, see "Comparison of Rights of Holders of IHI Common Stock and T-3 Common Stock" (page 66).

                          DESCRIPTION OF CAPITAL STOCK

     At the effective time of the merger, IHI's current articles of incorporation and bylaws will be replaced with the amended and restated articles of incorporation and the amended and restated bylaws, the material provisions of which are described below and which are attached to this joint proxy statement-prospectus as Annexes III and IV, respectively. This summary of the characteristics of the combined company's capital stock and the rights of combined company shareholders under the combined company articles of incorporation and the combined company bylaws are qualified in all respects by reference to the combined company articles of incorporation and the combined company bylaws.

GENERAL

     Following the merger, the combined company will be authorized to issue an aggregate of 100,000,000 shares, consisting of 25,000,000 shares of preferred stock, par value $0.01 per share, and 75,000,000 shares of common stock, par value $0.01 per share.

COMMON STOCK

     This description of the combined company common stock assumes that no combined company preferred stock is issued and outstanding and that the combined company board of directors has not determined the rights and preferences of any shares of combined company preferred stock. The rights and preferences of the combined company common stock, as generally described below, may change in relation to any shares of combined company preferred stock that might be issued in the future.

     Par Value. The combined company common stock will have a par value of $.01 per share.

     Dividend Rights. The common stock is junior to the preferred stock and is subject to all the powers, rights, privileges, preferences and priorities of the preferred stock. Subject to all rights of the preferred stock, dividends may be paid on the common stock as and when declared by the combined company board of directors out of any funds of the combined company legally available for the payment thereof.

     Voting Rights and Cumulative Voting. The holders of shares of common stock shall possess exclusive voting rights for the election of directors and for all other purposes, each holder of common stock on the date fixed for determining the shareholders entitled to vote being entitled to one vote for each share of common stock held of record by such holder. Holders of the combined company common stock will not have cumulative voting rights for the election of directors.

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

     Preemptive Rights. The holders of combined company common stock will have no preemptive rights to purchase additional shares of the combined company common stock or other securities of the combined company.

     Liquidation Rights. After payment shall have been made in full to the holders of the preferred stock in the event of any liquidation, dissolution or winding up of the affairs of the combined company, the remaining assets and funds of the combined company shall be distributed to the holders of common stock according to their respective shares.

PREFERRED STOCK

     The combined company board of directors will have the authority under the combined company certificate to issue, without any vote or action by the combined company shareholders, up to 25,000,000 shares of combined company preferred stock from time to time in one or more series and in such amounts as they determined. The voting powers, designations, preferences and relative, participating, optional or other special rights, if any, or the qualifications, limitations or restrictions thereof, if any, of the preferred stock of each series will be fixed by the combined company board of directors.

     There are no shares of combined company preferred stock designated or outstanding as of the date of this joint proxy statement-prospectus, and there are no existing agreements or understandings for the designation of any series of preferred stock or the issuance of preferred shares. Any issuance of the combined company preferred stock may adversely affect the voting powers or other rights of holders of common stock of the combined company.

                       COMPARISON OF RIGHTS OF HOLDERS OF
                     IHI COMMON STOCK AND T-3 COMMON STOCK

     IHI is a Texas corporation and the rights of IHI shareholders currently are governed by the IHI articles of incorporation, the IHI bylaws and the laws of Texas. T-3 is a Delaware corporation, and the rights of T-3 shareholders currently are governed by the T-3 certificate of incorporation, the T-3 bylaws and the laws of Delaware. Following the merger, the combined company will be a Texas corporation and the combined company shareholders will be governed by the combined company articles of incorporation, the combined company bylaws and the laws of Texas. If the reincorporation is approved, the reincorporated company will be a Delaware corporation and the rights of reincorporated company shareholders will be governed by the reincorporated company certificate of incorporation and bylaws and Delaware law.

     This summary is not a complete statement of the rights of IHI shareholders, T-3 shareholders, combined company shareholders, or reincorporated company shareholders and is qualified in its entirety by reference to the (1) IHI current articles of incorporation and bylaws, which are available from IHI upon request as provided under the section entitled "Where You Can Find More Information" (page 127), and which are on file with the SEC, (2) T-3 current certificate of incorporation and bylaws, which are available from T-3 upon request as provided under the section entitled "Where You Can Find More Information", (3) combined company articles of incorporation and bylaws, the forms of which are attached as Annexes III and IV to this joint proxy statement-prospectus and (4) certificate of incorporation and bylaws of the reincorporated company, the forms of which are attached as Annexes V and VI to this joint proxy statement-prospectus. Furthermore, the description of the differences between Texas law and Delaware law is a summary only, is not a complete description of the differences between Texas law and Delaware law and is qualified in its entirety by reference to Texas law and Delaware law.

AUTHORIZED CAPITAL

     The total number of authorized shares of capital stock of IHI is 57,500,000, consisting of 50,000,000 shares of IHI common stock, par value $0.01 per share, and 7,500,000 shares of IHI preferred stock, par value $0.01 per share. No shares of IHI preferred stock are outstanding.

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

     The total number of authorized shares of capital stock of T-3 is 1,000,000, consisting of 500,000 shares of the T-3 common stock, par value $0.001 per share, and 500,000 shares of T-3 preferred stock, par value $0.01 per share. No shares of T-3 preferred stock are outstanding.

     If the merger is completed, the total number of authorized shares of the combined company capital stock will be 100,000,000, consisting of 75,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

     If the reincorporation is completed, the total number of authorized shares of reincorporated company capital stock will be 100,000,000, consisting of 75,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.001 per share.

PREEMPTIVE RIGHTS AND CUMULATIVE VOTING

     Texas and Delaware law do not require shareholders to have preemptive rights or the right of cumulative voting. The IHI articles of incorporation and the T-3 certificate of incorporation expressly deny preemptive rights and cumulative voting. The combined company articles of incorporation and the reincorporated company certificate of incorporation will also expressly deny preemptive rights and cumulative voting.

DENIAL OF VOTING RIGHTS

     Delaware law provides that holders of the outstanding shares of a class of stock will be entitled to vote as a class upon a proposed amendment to the certificate of incorporation, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would change the aggregate number of authorized shares or the par value of the class or would adversely affect the powers, preferences or special rights of the class.

     Texas law provides that holders of each class of shares are entitled to vote as a class upon a proposed amendment to the articles of incorporation, whether or not entitled to vote thereon by the articles of incorporation, if the amendment would change the number of authorized shares or the par value of the class, reclassify, cancel, or exchange shares of the class, create a new class of shares having equal or superior preferences or rights of the class, increase the rights of an already outstanding class or adversely affect the powers, preferences or special rights of the class.

REQUIRED VOTE

     Extraordinary Transactions. Except as provided below, and in certain other limited circumstances, Delaware law requires that a merger, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of a corporation's business, or a dissolution of a corporation, be approved by the holders of a majority of the shares entitled to vote thereon, unless the corporation's certificate of incorporation provides otherwise. The T-3 certificate of incorporation does not provide otherwise.

     Except as provided below, and in certain other limited circumstances, Texas law requires that a merger, a disposition not in the regular course of business or a dissolution of a corporation be approved by the holders of at least two-thirds of the shares entitled to vote thereon, unless the corporation's articles of incorporation require the vote of a different number of shares which may not be less than a majority of the shares entitled to vote thereon. The IHI articles of incorporation do not require the vote of a different number of shares.

     If the merger is completed, the combined company articles of incorporation will provide that only the approval of the holders of shares having a majority of the votes entitled to be cast thereon is required.

     If the reincorporation is completed, the reincorporated company certificate of incorporation will not require a greater vote than that required by Delaware law.

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     Absence of Required Vote for Certain Mergers.  Unless otherwise required by its certificate of incorporation, Delaware law does not require a vote of the shareholders of a corporation surviving a merger to approve the merger if:

     - the agreement of merger does not amend the certificate of incorporation of the corporation;

     - each share of stock of the corporation outstanding immediately before the merger is to be an identical outstanding or treasury share of the surviving corporation thereafter; and

     - the number of shares of common stock of the corporation to be issued in the merger, if any, does not exceed 20% of the number of shares outstanding immediately before the merger.

     The T-3 certificate of incorporation does not require shareholder approval of mergers described above and if the reincorporation is approved, neither will the certificate of incorporation of the reincorporated company.

     Unless otherwise required by its articles of incorporation, Texas law does not require a vote of the shareholders of a corporation surviving a merger to approve the merger if:

     - the corporation is the sole surviving corporation in the merger;

     - the articles of incorporation of the corporation will not differ from its articles of incorporation before the merger;

     - each shareholder of the corporation whose shares are outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the effective date of the merger;

     - the voting power of the number of voting shares outstanding immediately after the merger, plus the voting power of the number of voting shares issuable by the corporation in the merger, will not exceed by more than 20% the voting power of the total number of voting shares outstanding immediately before the merger;

     - the number of participating shares, that is, shares whose holders are entitled to participate without limitation on dividends or other distributions, outstanding immediately after the merger, plus the number of participating shares that the corporation will issue in the merger, will not exceed by more that 20% the total number of participating shares outstanding immediately before the merger; and

     - the board of directors of the corporation adopts a resolution approving the plan of merger.

     The IHI articles of incorporation do not require shareholder approval of mergers described above and if the merger is approved, neither will the articles of incorporation of the combined company.

BOARD OF DIRECTORS

     Delaware law permits the certificate of incorporation or the bylaws of a corporation to govern the number of directors. However, if the certificate of incorporation fixes the number of directors, that number may not be changed without amending the certificate of incorporation. The T-3 certificate of incorporation does not fix the number of directors. The T-3 bylaws state that the number of directors will be one or more, with the exact number to be fixed from time to time by the T-3 board of directors. There are currently five directors serving on the T-3 board of directors.

     Texas law permits the articles of incorporation or the bylaws of a corporation to govern the number of directors. The IHI articles of incorporation authorize no less than one and no more than twenty-five directors with the exact number to be determined from time to time in the manner provided by law or the IHI bylaws. The IHI bylaws authorize no less than three and no more than fifteen directors, with the exact number to be fixed by resolution of the IHI board of directors. There are currently eight directors serving on the IHI board of directors.

     If the merger is completed, the combined company articles of incorporation will provide that the combined company's initial board of directors will have eight members and that the number of directors

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constituting the whole board of directors shall be determined from time to time by a majority of the directors then in office; provided, however, that from and after the date the combined company has a class or series of capital stock registered under the Exchange Act, there must be at least three directors. The combined company bylaws authorize no less than three and no more than fifteen directors, with the exact number to be determined by resolution of the board of directors. The combined company articles of incorporation also provide for the board of directors to be classified into three classes with the term of each director to expire at the third annual meeting following such director's election. The term of the initial directors elected to each class will expire as follows: Class I -- the annual meeting next following the end of calendar year 2002; Class II -- the annual meeting next following the end of calendar year 2003; and Class III -- the annual meeting next following the end of calendar year 2004.

     If the reincorporation is completed, the reincorporated company certificate of incorporation and bylaws will have the same provisions as the combined company governing the number of directors and classification of the board of directors.

REMOVAL OF DIRECTORS

     Under Delaware law, the holders of a majority of the shares entitled to vote at any election of directors may remove any director or the entire board of directors, with or without cause, except in the case of a corporation with a classified board of directors where, unless the certificate of incorporation provides otherwise, removal must be for cause. However, when the holders of any class are entitled to elect one or more directors by the certificate of incorporation, the vote of the holders of the outstanding shares of that class is required to remove without cause a director or directors elected by that class. The T-3 bylaws and articles of incorporation are silent as to removal of directors.

     Under Texas law, the bylaws or articles of incorporation of a Texas corporation may provide that at any meeting of shareholders called expressly for that purpose, the holders of a majority of the shares then entitled to vote at an election of directors may vote to remove any director or the entire board of directors, with or without cause, subject to further restrictions on removal that the bylaws may contain. The IHI bylaws provide that any director or the entire board of directors may be removed, with or without cause, at any meeting of the shareholders called expressly for that purpose, by the affirmative vote of the holders of a majority of shares then entitled to vote at an election of directors present in person or by proxy.

     If the merger is completed, the combined company articles of incorporation will provide that no director can be removed except for cause, and then only by the affirmative vote of holders of at least two-thirds of the voting power of all outstanding shares of capital stock generally entitled to vote in the election of directors, voting together as a single class. The combined company articles of incorporation will state that, except as may otherwise be provided by law, cause for removal of a director will exist only if: (i) the director whose removal is proposed has been convicted, or where a director is granted immunity to testify where another has been convicted, of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (ii) such director has been found by the affirmative vote of a majority of the entire board of directors at any regular or special meeting of the board of directors called for that purpose or by a court of competent jurisdiction to have been grossly negligent or guilty of misconduct in the performance of his duties to the corporation in a matter of substantial importance to the corporation; or (iii) such director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his ability as a director of the corporation.

     If the reincorporation is completed, the reincorporated company certificate of incorporation will default to Delaware law regarding removal of directors.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

     Under Delaware law and the T-3 bylaws, a majority of the directors then in office (even though less than a quorum) may fill vacancies and newly created directorships. However, Delaware law provides that if the directors then in office constitute less than a majority of the whole board of directors, the Delaware Court of Chancery may, upon application of any shareholder or shareholders holding at least 10% of the

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total number of shares at the time outstanding and entitled to vote for directors, order an election to be held to fill any such vacancy or newly created directorship.

     Under Texas law, the shareholders or a majority of the remaining directors may fill any vacancy occurring in the board of directors. A directorship to be filled by reason of an increase in the number of directors may be filled by the shareholders or by the board of directors for a term of office continuing only until the next election of one or more directors by the shareholders. However, the board of directors may not fill more than two such directorships during the period between any two successive annual meetings of shareholders. The IHI bylaws provide that any vacancy on the board of directors may be filled by the shareholders at an annual or special meeting called for that purpose, or by the affirmative vote of a majority of the remaining directors, though less than a quorum of the board of directors.

     If the merger is completed, the articles of incorporation and bylaws of the combined company will provide that, except as required by law, vacancies on the board of directors will be filled by the majority of directors then in office, though less than a quorum, or by a sole remaining director.

     If the reincorporation is completed, the provisions of the reincorporated company certificate of incorporation and bylaws governing vacancies on the board of directors will be substantially the same as those of the combined company.

SHAREHOLDER ACTION BY WRITTEN CONSENT PERMITTED

     Unless otherwise provided in the articles of incorporation, under the Texas Business Corporation Act, any action which is required to be taken or may be taken at a meeting of shareholders may be taken by a written consent signed by the holder or holders of all the shares entitled to vote with respect to the action that is the subject of the consent. The IHI articles of incorporation provide for action to be taken by the written consent of the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which holders of all shares entitled to vote on the action were present and voted. If the merger is completed, the provisions of the articles of incorporation of the combined company regarding shareholder action will be the same as those of IHI.

     Unless otherwise provided in the certificate of incorporation, under the Delaware General Corporation Law, any action which is required to be taken or may be taken at a meeting of shareholders, including the election of directors, may be taken by a written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting. The T-3 certificate of incorporation is silent with regard to action by written consent. If the reincorporation is completed, the reincorporated company certificate of incorporation will provide that any election or other action by its shareholders may be effected at an annual or special meeting or by action by written consent without a meeting.

ABILITY TO CALL SPECIAL MEETINGS

     Delaware law provides that the board of directors or another person or persons authorized in the corporation's certificate of incorporation or bylaws may call a special meeting of shareholders. The T-3 bylaws provide that only the chairman of the board, if any, the president, the board of directors or a committee of the board of directors authorized to call such meetings, may call special meetings. The T-3 certificate of incorporation does not confer on any other person the power to call a special meeting.

     Texas law provides that, in addition to the board of directors, the president, other persons authorized in the corporation's articles of incorporation or bylaws and the holders of not less than 10% of all the shares entitled to vote, unless the articles of incorporation otherwise specify a lower or higher percentage (but no greater than 50%) of the holders, have the right to call a special shareholder meeting. The IHI articles of incorporation and bylaws state that the president, the board of directors, or the holders of not less than 30% of the shares entitled to vote at the proposed special meeting may call a special meeting.

     If the merger is completed, the combined company articles of incorporation will provide that special meetings of the shareholders may be called only by the chairman of the board, the vice chairman of the board, the chief executive officer, the president, the board of directors by the written order of a majority of the entire board of directors or by the holders of at least fifty percent of all the shares entitled to vote at the proposed special meeting.

     If the reincorporation is completed, the reincorporated company certificate of incorporation will provide that special meetings of the shareholders may be called only by the chairman of the board, the vice chairman of the board, the chief executive officer, the president and the board of directors by the written order of a majority of the entire board of directors.

ADVANCE NOTICE PROVISIONS FOR SHAREHOLDER NOMINATIONS AND PROPOSALS

     The bylaws of IHI and T-3 are silent with regard to the advanced notice requirements for shareholder proposals and nominations for director. The bylaws of the combined company and the reincorporated company will generally require that proper notice of the nominations of persons for election to the board of directors or other business to be properly brought by a shareholder before an annual meeting must be received not less than 60 days nor more than 120 days prior to the date of the mailing to shareholders of the notice of meeting for the immediately preceding annual meeting. If the date of the annual meeting is changed by more than 30 days from the anniversary date of the immediately preceding annual meeting, notice by the shareholder to be timely must be received no later than the close of business on the 10th day following the earlier of the date on which a written statement setting forth the date of such meeting was mailed to shareholders or the date on which it is first disclosed to the public. In the case of a special meeting at which directors are to be elected, to be timely, a shareholder's nomination notice must be received not less than 50 days nor more than 120 days prior to the date of such meeting.

     TRANSACTIONS WITH INTERESTED SHAREHOLDERS; DELAWARE GENERAL CORPORATION LAW
SECTION 203 AND TEXAS BUSINESS CORPORATION ACT ARTICLE 13

     IHI is subject to Article 13 of the Texas Business Corporation Act. Under
Article 13, IHI shall not engage in a business combination with an affiliated shareholder, generally defined as a person owning 20% or more of a corporation's outstanding voting stock, during the three year period immediately following the affiliated shareholder's share acquisition date unless the business combination or acquisition by such affiliated shareholder was approved by:

     - the IHI board of directors before the affiliated shareholder's share acquisition date; or

     - two-thirds of the holders of the outstanding voting shares of IHI not beneficially owned by the affiliated shareholder at a meeting of shareholders and not by written consent, called for that purpose not less than six months after the affiliated shareholder's share acquisition date.

     Following the merger, the combined company will also be subject to Article 13 of the Texas Business Corporation Act.

     T-3 is subject to Section 203 of the Delaware General Corporation Law. Under Section 203, an interested shareholder, defined generally as a person owning 15% or more of a corporation's outstanding voting stock, is prevented from engaging in a business combination with the corporation for three years after becoming an interested shareholder unless:

     - the board of directors approved the transaction in which the interested shareholder became an interested shareholder;

     - the interested shareholder owns more than 85% of the stock after the consummation of the transaction in which the shareholder became interested; or

     - the board of directors approves the business combination and two-thirds of the outstanding voting stock of the corporation not owned by the interested shareholder approves the business combination.

     If the reincorporation is completed, the certificate of incorporation will expressly elect not to be governed by Section 203 of the Delaware General Corporation Law.

INSPECTION OF BOOKS AND RECORDS

     Under Delaware law, any shareholder of a Delaware corporation making a proper written demand may inspect the stock ledger, the list of shareholders and any other corporate books and records for any purpose reasonably related to the shareholder's interest as a shareholder.

     Under Texas law, any shareholder who holds at least 5% of all of the outstanding shares of a corporation or that has held its shares for at least six months will have the right, upon proper written demand, to examine at any reasonable time, for any proper purpose, the relevant books and records of account, minutes and share transfer records of the corporation.

PREFERRED STOCK

     Under the applicable articles or certificate of incorporation, the board of directors of each of IHI, T-3, the combined company and the reincorporated company has the authority to issue, without any vote or action by the applicable shareholders or shareholders, shares of preferred stock from time to time in one or more series and in such amounts, up to the applicable maximum number of shares of authorized preferred stock, as may be determined by the applicable board. The voting powers, designations, preferences and relative, participating, optional or other special rights, if any, or the qualifications, limitations or restrictions thereof, if any, of the preferred stock of each series are determined by the applicable board of directors.

AMENDMENT OF CERTIFICATE OF INCORPORATION

     Upon completion of the merger, the restated articles of incorporation for the combined company will be in substantially the form set forth in Annex III to this joint proxy statement-prospectus and the restated bylaws of the combined company will be substantially in the form set forth in Annex IV to this joint proxy statement-prospectus.

     Under Delaware law, the board of directors and shareholders may amend the corporation's certificate of incorporation if:

     - the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment, and directs that it be submitted to a vote at a meeting of shareholders; and

     - the holders of at least a majority of shares of stock entitled to vote thereon approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

     The T-3 certificate of incorporation does not require the vote of a greater number of shares. In addition, Delaware law provides that each class or series of stock affected, even if the affected stock would not otherwise have these rights, must approve by a majority vote amendments which make changes relating to the capital stock by increasing or decreasing the par value or the aggregate number of authorized shares of such class, or otherwise adversely affecting the rights of such class.

     Under Texas law, the board of directors and shareholders may amend a corporation's article of incorporation if:

     - the board of directors sets forth the proposed amendment in a resolution and directs that it be submitted to a vote at a meeting of shareholders; and

     - the holders of at least two-thirds of the outstanding shares entitled to vote thereon approve it by affirmative vote, unless the articles of incorporation otherwise requires the vote of a different number of shares.

     In addition, each class or series of stock affected, even if such stock would not otherwise have such rights, must approve by at least a two-thirds majority vote, unless the articles of incorporation otherwise require the vote of a different number of shares, amendments which make changes relating to the capital stock by increasing or decreasing the par value or the aggregate number of authorized shares of such class, or otherwise adversely affecting the rights of such class. The IHI articles of incorporation do not require a number of shares different from Texas law to approve an amendment to the IHI articles of incorporation.

     If the merger is completed, the combined company articles of incorporation will provide that shareholder approval of amendments to the articles of incorporation will only require the affirmative vote of the holders of a majority of shares entitled to vote on the amendments.

     If the reincorporation is completed, only the affirmative vote of the holders of a majority of shares entitled to vote thereon will be required to approve amendments to the reincorporated company certificate of incorporation.

AMENDMENT OF BYLAWS

     Under Delaware law, the power to adopt, alter and repeal the bylaws is vested in the shareholders, except to the extent that a corporation's certificate of incorporation or bylaws vest it in the board of directors. However, if the power to adopt, alter and repeal the bylaws is granted to the directors, the shareholders still hold the power to adopt, amend or repeal the bylaws. The T-3 certificate of incorporation grants the T-3 board of directors concurrent power with the shareholders to make, repeal, alter, amend and rescind the T-3 bylaws.

     Under Texas law, a board of directors may amend or repeal a corporation's bylaws, or adopt new bylaws, unless:

     - the articles of incorporation reserve that power exclusively to the shareholders; or

     - the shareholders, in amending, repealing or adopting a particular bylaw provision, expressly provide that the board of directors may not amend or repeal that bylaw.

     In all cases, Texas law provides shareholders the power to amend or repeal the bylaws unless the articles of incorporation or a bylaw adopted by the shareholders provides otherwise. The IHI articles of incorporation and the IHI bylaws do not provide otherwise. The IHI articles of incorporation expressly authorize the board of directors to alter, amend or repeal the bylaws or to adopt new bylaws.

     If the merger is completed, the articles of incorporation of the combined company will provide that the board of directors is expressly and exclusively authorized to adopt, amend or repeal the bylaws, or adopt new bylaws and that the shareholders may not adopt, amend or repeal the bylaws, or adopt new bylaws.

     If the reincorporation is completed, the reincorporated company certificate of incorporation will authorize the board of directors to adopt, amend or repeal the bylaws, or adopt new bylaws and Delaware law vests the same powers in the shareholders.

LIMITATION OF LIABILITY OF DIRECTORS

     Delaware law provides that a corporation's certificate of incorporation may include a provision limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of a fiduciary duty as a director. However, no provision can limit the liability of a director for:

     - any breach of the director's duty of loyalty to the corporation or its shareholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

     - willful or negligent violation of provisions of the Delaware General Corporation Law governing payment of dividends and stock purchases or redemptions;

     - any transaction from which the director derived an improper personal benefit; or

     - any act or omission prior to the adoption of such a provision in the certificate of incorporation.

     The T-3 certificate of incorporation eliminates the monetary liability of directors to the fullest extent permitted by Delaware law.

     Under Texas law, a corporation's articles of incorporation may eliminate all monetary liability of each director to the corporation or its shareholders for conduct in the performance of a director's duties other than some conduct specifically excluded from protection. Texas law does not permit any limitation of liability of a director for:

     - breaching the duty of loyalty to the corporation or its shareholders;

     - an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of law;

     - a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or

     - an act or omission for which the liability of a director is expressly provided by an applicable statute.

     The IHI articles of incorporation eliminate the monetary liability of the IHI directors to the fullest extent permitted by Texas law.

     The combined company articles of incorporation and the reincorporated company certificate of incorporation will both eliminate the monetary liability of directors to the fullest extent permitted by applicable law.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Scope. Delaware law provides that a corporation may indemnify any person who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of being:

     - a director, officer, employee or agent of the corporation; or

     - at the request of the corporation, a director, officer, employee or agent of another enterprise,

against expenses (including attorneys' fees), judgments, fines and settlement amounts actually and reasonably incurred in connection with such action, suit or proceeding if:

     - the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation; and

     - with respect to any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

     However, no indemnification is permitted with respect to any matter as to which the person is adjudged to be liable to the corporation, unless the court determines that the person is entitled to indemnity.

     Under Delaware law, indemnification rights are expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any other bylaw, agreement, shareholder vote, disinterested director vote or otherwise.

     The T-3 certificate of incorporation and bylaws provide, in substance, that T-3 will indemnify any person who was or is a party, or is threatened to be made a party, to any type of proceeding by reason of the fact that he or she:

     - is or was a director, officer, employee or agent of T-3; or

     - is or was serving at the request of T-3 as a director, officer, employee or agent of another corporation or entity,

to the fullest extent permitted by Delaware law, against any liability or expense actually or reasonably incurred by the person in respect thereof.

     Texas law permits a corporation to provide indemnification or advancement of expenses, by a bylaw provision, agreement, or otherwise, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by a person in connection with a proceeding if it is determined:

     - that the person conducted himself or herself in good faith;

     - in the case of conduct in his or her official capacity, reasonably believed that his or her conduct was in the corporation's best interest;

     - in all other cases that his or her conduct was not opposed to the corporation's best interests; and

     - in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     However, if the person is found liable to the corporation, or if the person is found liable on the basis that he or she received an improper personal benefit, indemnification under Texas law is limited to the reimbursement of reasonable expenses. No indemnification is available if the person is found liable for willful or intentional misconduct.

     The IHI articles of incorporation provide, in substance, that IHI will indemnify officers and directors against all expenses actually and reasonably incurred by them in connection with any action, suit or proceeding which they may be involved by reason of being or having been:

     - an officer or director of IHI; or

     - at the request of IHI, an officer or director of another corporation of which IHI was a shareholder or creditor and from which other corporation they are not entitled to be indemnified,

except in relation to matters as to which they are found liable on the basis of receiving an improper personal benefit or in which they are found liable to IHI. The IHI bylaws provide for indemnification of officers and directors to the fullest extent permitted under the Texas Business Corporation Act.

     If the reincorporation is completed, the reincorporated company bylaws will require the reincorporated company to indemnify and advance expenses to officers and directors of the reincorporated company to the fullest extent permitted under Delaware law.

     Advancement of Expenses. Delaware law provides for the advancement of expenses for proceedings upon receipt of an undertaking by or on behalf of the person to repay the amount advanced if it is ultimately determined that the person is not entitled to be indemnified. Delaware law does not require that the director give an affirmation regarding his conduct in order to receive an advance of expenses.

     Texas law provides that a corporation may pay or reimburse, in advance of the final disposition of the proceedings, reasonable court costs and attorneys' fees incurred by a director who was, is or is threatened to be made, a named defendant or respondent in a proceeding because the person is or was a director of the corporation. The corporation may pay or reimburse such expenses after the corporation receives:

     - a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under Texas law; and

     - a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or that indemnification for expenses is precluded under Texas law.

     Procedure for Indemnification. Delaware law provides that any of the following can determine that indemnification is appropriate under Delaware law:

     - a majority vote of directors who are not party to the proceeding, or a committee of those directors designated by a majority vote of those directors, even though, in both cases, less than a quorum;

     - if there are no such directors, or if such directors so direct, independent legal counsel; or

     - a shareholder vote.

     Texas law provides that any of the following can determine that indemnification is appropriate under Texas law:

     - a majority vote of a quorum consisting of directors who are not named defendants or respondents in the proceeding;

     - if such a quorum cannot be obtained, by a majority vote of a special committee of the board of directors consisting solely of two or more directors who are not named defendants or respondents in the proceeding;

     - special legal counsel; or

     - a shareholder vote excluding shares held by directors who are named defendants or respondents in the proceeding.

     Mandatory Indemnification. Delaware law requires indemnification with respect to any claim, issue or matter on which the director is successful on the merits or otherwise, in the defense of the proceeding. Under Texas law, indemnification by the corporation is mandatory only if the director is wholly successful on the merits or otherwise, in the defense of the proceeding.

     Insurance. Delaware law and Texas law both allow a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against that person and incurred by that person in such a capacity or arising out of his status as such a person whether or not the corporation would have the power to indemnify him against that liability. Under Texas law, a corporation may also establish and maintain arrangements, other than insurance, to protect these individuals, including a trust fund or surety arrangement. As noted above, indemnification rights under Delaware law are expressly nonexclusive.

     Persons Covered. Delaware law provides substantially the same indemnification rights to officers, employees and agents as it provides for directors. Texas law expressly and separately deals with the protection available for officers, employees and agents. Those protections are similar to those provided to directors.

     Continuity of Indemnification. Delaware law contains a provision that expressly provides that the statutory indemnification provisions:

     - apply to a director, officer, employee or agent after he leaves the corporation for acts he performed while a director, officer, employee or agent; and

     - apply to the estate and personal representatives of the director, officer, employee or agent.

     Texas law does not have a provision that expressly provides indemnification after a directorship has terminated for acts or omissions which took place prior to the termination. However, the articles of incorporation and bylaws of IHI and the bylaws of the combined company provide for such indemnification.

     Shareholder Report. Texas law requires a report to the shareholders upon indemnification or advancement of expenses. Delaware law does not have a similar reporting requirement.

PAYMENT OF DIVIDENDS

     Under Delaware law, a board of directors may authorize a corporation to make distributions to its shareholders, subject to any restrictions in its certificate of incorporation, either out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the board of directors declares the dividend and/or the preceding fiscal year. Delaware law does not permit distributions out of net profits, however, if, following the distribution, the corporation's capital is less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. The T-3 articles of incorporation do not further restrict the ability of the T-3 board of directors to declare dividends.

     Under Texas law, a board of directors may authorize a corporation to make distributions to its shareholders out of its surplus, subject to any restriction in its articles of incorporation. Texas law does not permit distributions if the distribution exceeds the surplus of the corporation or would render the corporation insolvent. The IHI certificate of incorporation does not further restrict the ability of the IHI board of directors to declare dividends.

APPRAISAL RIGHTS/DISSENTERS' RIGHTS

     Generally, under Delaware law, shareholders have the right to demand and receive payment in cash of the fair value of their stock, as appraised pursuant to judicial proceedings, instead of the consideration the shareholder would otherwise receive in the transaction in the event of a merger or consolidation. However, except as otherwise provided by Delaware law, a shareholder does not have appraisal rights in connection with a merger or consolidation or in the case of a disposition if:

     - the shares of the corporation are listed on a national securities exchange, designated as a national market system security by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders; or

     - the corporation will be the surviving corporation of the merger and Delaware law does not require a vote of the shareholders of the surviving corporation to approve the merger.

     However, a shareholder of a Delaware corporation is entitled to appraisal rights in the case of a merger or consolidation if the terms of an agreement of merger or consolidation require the shareholder to accept in exchange for his shares anything other than:

     - shares of stock of the corporation surviving or resulting from the merger or consolidation;

     - shares of any other corporation that at the effective time of the merger or consolidation will be listed on a national securities exchange, designated as a national market system security by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders; or

     - cash in lieu of fractional shares.

     The T-3 common stock is not listed on a national securities exchange, designated as a national market system security or held of record by more than 2,000 shareholders and T-3 will not survive the merger. T-3 shareholders will have appraisal rights in the merger.

     Generally, under Texas law, a shareholder has:

     - the right to dissent from any plan of merger or consolidation or disposition to which the corporation is a party if Texas law requires a shareholder vote; and

     - appraisal rights upon compliance with the statutory procedures.

     Under Texas law, a shareholder of a corporation does not have the right to dissent or to assert appraisal rights if:

     - the shares held by the shareholder are part of a class or series, shares of which on the record date fixed to determine the shareholders entitled to vote on the plan of merger or plan of exchange are:

        - listed on a national securities exchange;

        - listed on The Nasdaq Stock Market or designated as a national market system security by the National Association of Securities Dealers, Inc.; or

        - held of record by not less than 2,000 holders;

     - the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder's shares any consideration that is different than the consideration to be provided to any other holder of shares that are part of the same class or series, other than cash in lieu of fractional shares; and

     - the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder's shares any consideration other than:

        - shares that, immediately after the effective time of the merger or exchange, will be part of a class or series, shares of which are:

        - listed, or authorized for listing upon official notice of issuance, on a national securities exchange;

        - approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

        - held of record by not less than 2,000 holders;

        - cash in lieu of fractional shares; or

        - any combination of securities and cash described above.

                                BUSINESS OF IHI

GENERAL

     IHI owns and operates a diversified group of middle-market industrial manufacturing and distribution businesses whose products include metal fasteners, large and heavy pressure vessels, steam panels and wind towers, high-pressure industrial valves and related products and services. Its operations are organized into three business segments: (1) the Energy Group; (2) the Stud Bolt and Gasket Group; and (3) the Heavy Fabrication Group. The Engineered Products Group (which IHI refers to as "EPG") was accounted for as a discontinued operation in 2000.

ACQUISITIONS

     Since IHI's incorporation in 1989, it has acquired 19 companies that either expanded or complemented IHI's then-existing product offerings. The following chart describes each of IHI's acquisitions since then.

                                   ACQUISITION                          DESCRIPTION OF    ACCOUNTING
ACQUIRED COMPANY                       DATE              GROUP          CONSIDERATION     TREATMENT
----------------                  --------------   -----------------   ----------------   ----------
Pipeline Valve Specialty........  January 1992     Energy              Cash and Stock     Purchase
Landreth Metal Forming(1).......  September 1992   EPG                 Cash and Stock     Purchase
The Rex Group, Inc..............  March 1993       Energy              Stock              Purchase
Milford Rivet
  (Landreth -- CT)(1)...........  December 1995    EPG                 Cash               Purchase
American Rivet Company,
  Inc.(1).......................  November 1996    EPG                 Cash               Purchase
LSS-Lone Star-Houston, Inc......  February 1997    Stud Bolt           Cash and Stock     Purchase
Manifold Valve Services, Inc....  March 1997       Energy              Stock              Purchase
Rogers Equipment & Supply,
  Inc.(2).......................  August 1997      Energy              Cash               Purchase
Walker Bolt Manufacturing Co....  November 1997    Stud Bolt           Cash               Purchase
Philform, Inc.(1)...............  February 1998    EPG                 Stock              Purchase
WHIR Acquisition, Inc...........  March 1998       Stud Bolt           Stock              Pooling
Moores Pump and Services,
  Inc...........................  April 1998       Energy              Stock              Pooling
GHX, Inc........................  April 1998       Stud Bolt           Stock              Pooling
United Wellhead Services,
  Inc...........................  July 1998        Energy              Stock              Pooling
Beaird Industries, Inc..........  July 1998        Heavy Fabrication   Cash               Purchase
Ideal Products Company(1).......  August 1998      EPG                 Cash               Purchase
A&B Bolt and Supply, Inc.(3)....  August 1998      Energy              Cash and Stock     Purchase
Blastco Services Company(4).....  January 1999     Energy              Stock              Pooling
Orbitform(1)....................  August 2000      EPG                 Convertible Debt   Purchase

---------------
(1) Discontinued in 2000.

(2) Rogers was sold in October 1999.

(3) A&B Bolt was sold to T-3 in May 2001.

(4) Blastco was sold effective April 1, 2000.

OPERATIONS

  Products and Services

     The Energy Group manufactures, remanufactures, distributes, installs and provides maintenance and repair services for high-pressure valves, pumps and other related products from 14 locations for companies in the exploration, production and pipeline transportation of oil and gas and in the petrochemical, chemical and petroleum refining industries located primarily in the Gulf Coast area. The cost to provide these products and services has a high variable component that consists primarily of labor and raw materials costs. Accordingly, the cost structure of this segment can be quickly adjusted in response to market conditions. The Energy Group is a leading remanufacturer and distributor of valves and pumps in the Gulf Coast.

     The Stud Bolt Group manufactures and distributes stud bolts, nuts, gaskets, hoses, fittings and other products from ten locations in Texas and Louisiana primarily to the petrochemical, chemical and oil and gas industries located in the Gulf Coast region. The group manufactures ASTM Grade stud bolts and threaded fasteners, specializing in value-added services such as electroplating, coating and special machining and traceability. The group also produces specialty industrial fasteners including bolts, screws, studs, nuts and washers, all of which are made to order using forging, heat-treating, machining, grinding and threading processes. In addition to manufactured products, the group distributes a full line of industrial fasteners and other related products, including valves, pipe, gaskets, pipe hangers, steel, strainers, swages, tools, tubing and mill supplies. Gaskets are fabricated from metal sheet or cut in standard or custom shapes out of various soft gasket materials. The Stud Bolt Group is a leading manufacturer and distributor of stud bolts and gaskets in the Gulf Coast market. Its distribution facilities for stud bolt and gasket operations carry a broad product line, while its manufacturing facilities focus on specialty orders that generally require a rapid turnaround.

     IHI has made the strategic decision to sell its Heavy Fabrication Group. The Heavy Fabrication Group manufactures and distributes wind towers, heat panels, medium and thick-walled pressure vessels, gas turbine casings, heat exchangers, and other large machined weldments from a single location. Its products are sold to customers in the electric power, marine, petrochemical, petroleum refining and medical equipment industries and to major capital equipment suppliers. These products range in size from 500,000 to 2,000,000 pounds and are produced from sophisticated materials that are subject to quality requirements including fit, shape, size and metallurgy. IHI believes that the Heavy Fabrication Group is one of only four manufacturers in the U.S. with the capabilities and equipment required to produce these large machined weldments, which generally are critical components for their respective end-use applications. The group offers complete fabrication, material and welding laboratories, machining and finishing capabilities that are certified to conform to the International Quality System Standard 9001. Its facility in Shreveport, Louisiana is strategically located with access to commercial waterways, which is critical for the transportation of large pressure vessels and other heavy weldments.

     The Engineered Products Group has been classified as discontinued operations as a result of the strategic decision to divest of this group. EPG manufactures cold-formed fasteners and specialty metal components for sale primarily to original equipment manufacturers in the home furnishings, automotive, and electrical components industries. EPG also manufactures customized rivet-setting machinery and automated assembly systems, which are sold primarily to the automotive industry.

  Customers and Markets

     The Energy Group sells its products primarily to customers in the oil and gas exploration and production, pipeline transportation, refining and product storage industries. Per-job orders account for substantially all of the remanufacturing and repair work performed and pipeline valves sold. It also sells new, used and remanufactured pipeline valves from existing inventory according to customer special orders. The group conducts its sales efforts through an inside sales staff and through sales representatives. No single customer within this group accounted for over 10% of the total sales within the group.

     Within the Stud Bolt Group, stud bolts, specialty fasteners and gaskets are sold primarily to customers in the petrochemical, chemical and oil and gas industries on the Gulf Coast through a network of distribution facilities. The manufacturing and distribution facilities within this group are strategically located based on the customers that they serve. A significant portion of the products produced by the Stud Bolt Group are manufactured to specific customer order. No single customer within this group accounted for over 10% of the total sales within the group.

     The major markets served by the Heavy Fabrication Group include electric power, marine, petrochemical, petroleum refining and medical equipment industries. The customer base for this group consists primarily of large multinational corporations and engineering and construction companies. Most of the large fabricated and machined weldments are manufactured pursuant to specific customer orders. Both an inside and outside sales staff are used in marketing products in this group. While the group usually sells pressure vessels directly to engineering and construction firms, the group markets directly to end-users as well. Two customers, FPL Energy, LLC and Nooter/Eriksen, Inc., accounted for over 10% of total sales within the Heavy Fabrication Group. Sales to these customers in 2000 represented 25% and 17% of total sales within the Heavy Fabrication Group, respectively.

  Suppliers and Raw Materials

     In the Energy Group, new and used valves and related equipment are acquired from suppliers, including individual brokers, other remanufacturing companies or original equipment manufacturers.

     Steel is the principal raw material used in the Stud Bolt and Heavy Fabrication Groups. To date, IHI has encountered no difficulty in meeting supply requirements of any raw materials in these groups. IHI generally maintains an inventory level of raw materials necessary for approximately 30 days of operations in its Stud Bolt Group. IHI generally does not maintain a substantial raw material inventory in its Heavy Fabrication Group. The steel industry is cyclical, and steel prices can be volatile due to a number of factors beyond IHI's control. This volatility can significantly affect raw material costs. Competitive conditions determine whether steel price increases can be passed on to customers. The inability to pass some or all future steel price increases to customers may adversely affect IHI's business.

     IHI does not maintain firm contractual agreements with any of its suppliers. Instead, raw materials are purchased on a continuing basis from suppliers on the most favorable terms that can be negotiated. Since product purchases are negotiated on a continuing basis, the ability to obtain raw materials may not be as secure as if they were subject to a long-term contract. The inability to obtain sufficient raw materials from suppliers may adversely affect IHI's business.

COMPETITION

     The Energy Group believes that it is subject to competition from less than ten remanufacturing businesses. The Energy Group believes that its broad inventory of valves and valve parts, machining capabilities and high level of service are its primary competitive advantages. Factors that affect competition within all of the groups include price, quality and customer service. The Stud Bolt Group competes with nine stud bolt manufacturers on a national basis as well as other manufacturers on a regional basis. The Stud Bolt Group has many competitors in the markets for its gaskets, hoses and related products that compete in particular product categories. Competitors within the Heavy Fabrication Group vary based on the products manufactured. As the size and complexity of the products increase, competition generally decreases. The market for each product is very competitive and the Heavy Fabrication Group faces competition from a number of different manufacturers in each of its product areas. Some of the competitors within each of the groups have greater financial and other resources than IHI.

BACKLOG

     As of May 31, 2001, the backlog for the Energy Group and the Stud Bolt Group was $3.1 million and $3.0 million, respectively, compared to $3.9 million and $0.5 million for the Energy Group (excluding A&B Bolt) and $3.5 million and $2.0 million for the Stud Bolt Group at December 31, 2000 and 1999.

     A significant amount of the sales of the Heavy Fabrication Group relate to products that require several months to manufacture. As of May 31, 2001, the backlog for the Heavy Fabrication Group was $28.2 million compared to $42.9 million at December 31, 2000 and $13.1 million at December 31, 1999.

REGULATION

     Environmental Regulation

     IHI is subject to extensive and changing federal, state and local environmental laws including laws and regulations that relate to air and water quality, impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage and disposal of toxic and hazardous wastes. Stringent fines and penalties may be imposed for non-compliance with these environmental laws. In addition, environmental laws could impose liability for costs associated with investigating and remediating contamination at its facilities or at third-party facilities at which IHI has arranged for the disposal or treatment of hazardous materials.

     IHI believes that it is in compliance in all material respects with all environmental laws and is not aware of any non-compliance or obligation to investigate or remediate contamination that could reasonably be expected to result in material liability. However, it is possible that unanticipated factual developments could cause IHI to make environmental expenditures that are significantly different from those it currently expects. In addition, environmental laws continue to be amended and revised to impose stricter obligations. IHI cannot predict the effect such future requirements, if enacted, would have on it, although it believes that such regulations would be enacted over time and would affect the industry as a whole.

     Health and Safety Matters

     IHI's facilities and operations are governed by laws and regulations, including the federal Occupational Safety and Health Act, relating to worker health and workplace safety. IHI believes that appropriate precautions are taken to protect employees and others from workplace injuries and harmful exposure to materials handled and managed at its facilities. While IHI does not anticipate that it will be required in the near future to expend material amounts by reason of such health and safety laws and regulations, it is unable to predict the ultimate cost of compliance with these changing regulations.

EMPLOYEES

     Within its continuing operations as of May 31, 2001, IHI employed approximately 1,473 persons. Of these employees, approximately 569 are represented under one collective bargaining agreement, which expires on November 20, 2002. IHI has not experienced a work stoppage at any of its facilities.

PROPERTIES

     IHI manufactures products in the United States and distributes products and provides services throughout North America. IHI has 17 manufacturing/distribution facilities and eight distribution facilities in four states. At May 31, 2001, these facilities contained an aggregate of approximately 2.1 million square feet of which approximately 16% is owned and the remainder leased.

     IHI maintains its principal executive offices at 7135 Ardmore, Houston, Texas. The office facility portion of this property consists of conventional office space and is, in management's opinion, adequate to meet its needs for the foreseeable future. IHI believes that all existing office and warehouse facilities leased or owned by its subsidiaries are adequate to meet its needs for the foreseeable future and are suitable for the business conducted therein.

     The following chart lists material facilities by segment:

                                                                NUMBER
                                                                  OF        SQUARE
GROUP                                                         FACILITIES    FOOTAGE
-----                                                         ----------    -------
Energy Group................................................      14        433,000
Stud Bolt and Gasket Group..................................      10        276,000
Heavy Fabrication Group.....................................       1        691,000

  LEGAL PROCEEDINGS

     On March 6, 2001, EnSerCo, L.L.C. made demand for immediate payment of the outstanding principal and interest of a note from IHI totaling approximately $18 million and initiated an arbitration proceeding as required under the loan document. On April 11, 2001, EnSerCo obtained a temporary restraining order in the 295th Judicial District Court in Harris County, Texas prohibiting IHI's execution of the merger agreement with T-3. On April 12, 2001, IHI and EnSerCo entered into an agreed temporary injunction in the same court with respect to the merger with T-3. The agreed injunction provided in part that EnSerCo would not consent to the merger agreement with T-3 unless it received a $1 million consent fee from IHI. In addition, the agreed injunction restricted the sale of assets by IHI, including the proposed sale of A&B Bolt to T-3, and the planned dispositions of EPG and Beaird Industries. On May 3, 2001, EnSerCo consented to the merger with T-3, and the other related dispositions, subject to receipt of the consent fee and application of the proceeds of the transactions in accordance with the agreed injunction. At that time, EnSerCo agreed to a modification of the temporary injunction which provides for the arbitration to be stayed until the first to occur of (1) an event of default under the terms of the injunction, (2) the termination of the merger agreement, or (3) October 31, 2001, unless the parties are continuing to use their commercial best efforts to complete the merger, in which case the date is extended until December 31, 2001. The $1 million consent fee was paid to EnSerCo upon the execution of the merger agreement with T-3 and the acquisition of A&B Bolt by T-3. If a default under the agreed injunction occurs or the merger agreement is terminated or not timely completed, the agreed judgment against IHI will be entered for the full amount due under the EnSerCo note.

     In November 2000, IHI filed suit in the 270th Judicial District Court in Harris County, Texas for fraud and breach of contract against a number of the former Blastco Services Company ("Blastco") shareholders in a suit styled Industrial Holdings, Inc. and OF Acquisition, L.P. vs. Gary H. Martin and William R. Massey for collection of amounts owed to IHI from the sale of Blastco. IHI has received an interlocutory summary judgment against Messrs. Martin and Massey in the amount of $500,000, and has been ordered to mediate the remaining issues under dispute, which exceed $1,500,000. The defendants have filed a motion to reconsider, which has not been decided, alleging that they are entitled to a credit of $50,000 against the judgment for amounts previously paid.

     In addition to the above, IHI is involved in various claims and litigation arising in the ordinary course of business. While there are uncertainties inherent in the ultimate outcome of such matters and it is impossible to currently determine the ultimate costs that may be incurred, IHI believes the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on its consolidated financial condition or results of operations.

                   SELECTED HISTORICAL FINANCIAL DATA OF IHI

     IHI derived the following selected historical financial data for each of the five years in the period ended December 31, 2000 and for each of the three month periods ended March 31, 2001 and 2000 from its consolidated financial statements. The consolidated financial statements give retroactive effect to IHI's acquisitions of Whir Acquisition, Inc., GHX, Incorporated, Moores Pump and Services, Inc., United Wellhead Services, Inc. and Blastco Services Company under the "pooling-of-interests" method of accounting.

     In IHI management's opinion, the financial statements for the three-month periods ended March 31 include all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the results of operations and financial position for such periods. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the full year or any future period. The following data should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this joint proxy statement-prospectus.

                                        THREE MONTHS ENDED
                                             MARCH 31,                     YEARS ENDED DECEMBER 31,
                                           (HISTORICAL)                          (HISTORICAL)
                                        -------------------   ---------------------------------------------------
                                          2001       2000     2000(1)    1999(2)    1998(3)    1997(4)    1996(5)
                                        --------   --------   --------   --------   --------   --------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Sales.................................  $60,714    $43,264    $186,201   $202,457   $183,821   $121,022   $76,882
Cost of sales.........................   47,265     34,774     149,310    166,750    141,417     88,494    58,053
                                        -------    -------    --------   --------   --------   --------   -------
Gross profit..........................   13,449      8,490      36,891     35,707     42,404     32,528    18,829
Selling, general and administrative...    9,998     11,386      40,149     45,555     33,042     24,305    16,575
                                        -------    -------    --------   --------   --------   --------   -------
Operating income (loss)...............    3,451     (2,896)     (3,258)    (9,848)     9,362      8,223     2,254
Equity in earnings (losses) of
  unconsolidated affiliates...........       --         --          --     (6,008)     1,303        (61)       --
Other income (expense)................   (2,606)    (2,942)    (13,495)    (6,379)    (2,705)    (1,450)     (716)
                                        -------    -------    --------   --------   --------   --------   -------
Income (loss) from continuing
  operations before income taxes......      845     (5,838)    (16,753)   (22,235)     7,960      6,712     1,538
Income tax expense (benefit)..........       20         --         224     (6,055)     2,928      2,714       582
                                        -------    -------    --------   --------   --------   --------   -------
Income (loss) from continuing
  operations..........................      825     (5,838)    (16,977)   (16,180)     5,032      3,998       956
Income (loss) from discontinued
  operations(6).......................       --        371     (22,527)    (2,853)     1,102      1,205       749
                                        -------    -------    --------   --------   --------   --------   -------
Net income (loss).....................      825     (5,467)    (39,504)   (19,033)     6,134      5,203     1,705
Distributions to shareholders.........       --         --          --         --         34        130        77
                                        -------    -------    --------   --------   --------   --------   -------
Net income (loss) available to common
  shareholders........................  $   825    $(5,467)   $(39,504)  $(19,033)  $  6,100   $  5,073   $ 1,628
                                        =======    =======    ========   ========   ========   ========   =======
PER SHARE DATA:
Basic earnings (loss) per share:
  Continuing operations...............  $   .06    $  (.38)   $  (1.21)  $  (1.08)  $    .36   $    .34   $   .10
  Discontinued operations.............       --        .02       (1.60)      (.19)       .08        .10       .08
                                        -------    -------    --------   --------   --------   --------   -------
  Net income (loss)...................  $   .06    $  (.36)   $  (2.81)  $  (1.27)  $    .44   $    .44   $   .18
Diluted earnings (loss) per share:
  Continuing operations...............  $   .05    $  (.38)   $  (1.21)  $  (1.08)  $    .34   $    .31   $   .09
  Discontinued operations.............       --        .02       (1.60)      (.19)       .08        .10       .08
                                        -------    -------    --------   --------   --------   --------   -------
  Net income (loss)...................  $   .05    $  (.36)   $  (2.81)  $  (1.27)  $    .42   $    .41   $   .17
Weighted average common shares
  outstanding -- basic................   13,690     15,111      14,053     14,956     14,000     11,489     9,060
Weighted average common shares
  outstanding -- dilutive.............   19,730     15,111      14,053     14,956     14,726     12,403     9,710

                                         AS OF
                                       MARCH 31,                     AS OF DECEMBER 31,
                                      (HISTORICAL)                      (HISTORICAL)
                                      ------------   --------------------------------------------------
                                          2001         2000       1999       1998      1997      1996
                                      ------------   --------   --------   --------   -------   -------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)...........    $(32,861)    $(32,875)  $ (2,220)  $ 43,552   $26,601   $24,105
Total assets........................     153,472      149,682    180,640    198,517    91,310    57,621
Long-term obligations(7)............       6,134        6,391      9,903     30,334    13,510     9,461
Total debt..........................      95,292       96,798     98,863     96,368    36,644    26,500
Total liabilities...................     143,965      141,000    131,036    132,604    53,986    35,153
Shareholders' equity................       9,507        8,682     49,604     65,913    37,324    22,468

---------------
(1) IHI sold Blastco effective April 1, 2000.

(2) IHI sold Rogers Equipment in October 1999.

(3) IHI acquired RJ Machine in January 1998, Beaird in July 1998, and A&B Bolt in August 1998. The results of their operations have been included from the date of acquisition. Philform, acquired in February 1998, and Ideal Products, acquired in August 1998, are part of EPG and their results of operations have been included in income (loss) from discontinued operations.

(4) IHI acquired Lone Star in February 1997, Manifold Valve Services in March 1997, Rogers Equipment in August 1997 and Walker Bolt in November 1997. The results of their operations have been included from the date of acquisition.

(5) IHI acquired American Rivet in November 1996. American Rivet is part of EPG and its results of operations have been included in income (loss) from discontinued operations.

(6) In December 2000, IHI adopted a plan of disposal for EPG.

(7) Excludes other long-term liabilities and deferred income taxes.

                  IHI MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     IHI owns and operates a diversified group of middle-market industrial manufacturing and distribution businesses whose products include metal fasteners, large and heavy pressure vessels, steam panels and wind towers, high-pressure industrial valves and related products and services. Its operations are organized into three business segments: (1) the Energy Group; (2) the Stud Bolt and Gasket Group; and (3) the Heavy Fabrication Group. The Engineered Products Group (which IHI sometimes refers to as "EPG") was accounted for as a discontinued operation in 2000.

     IHI believes its businesses are characterized by strong market positions in niche markets, high value-added products and services, an established and diversified customer base, experienced and committed management, cost-efficient equipment and production facilities with a low sensitivity to technological change. IHI's products and services are sold to a broad customer base primarily in the energy industry. Most of IHI's products are manufactured to specific technical requirements and for specific customer orders.

     IHI's historical financial statements have been restated to include, for all periods presented, the results of operations from each of the companies that were acquired in acquisitions accounted for under the pooling-of-interests method. The results of operations for companies acquired in acquisitions accounted for under the purchase method are included in IHI's historical financial statements from the date of such acquisition. Since these "purchase" acquisitions were consummated at various times, the financial information contained herein with respect to each fiscal period does not fully reflect the results of operations that would have been achieved had these acquisitions been consummated at the beginning of the periods presented or which may be achieved in the future. In connection with each "purchase" acquisition, IHI has recorded goodwill to the extent the purchase price exceeded the fair market value of the specific assets acquired.

     During 1999, IHI's operating results were adversely affected by falling oil and gas prices and depressed activity in the energy industry, a decline in spending in the refining and processing industry, increased foreign competition in its Heavy Fabrication Group, and costs associated with a strategic reorganization within its Engineered Products Group. The losses incurred caused financial covenant defaults under most of its indebtedness. Because of weak energy prices and continuing losses, IHI was unable to refinance its debt.

     Although IHI's operating results improved in 2001 and 2000 over 1999, IHI remains cash constrained and highly leveraged with $95.3 million in debt at March 31, 2001, a significant amount of which is currently due or in default. As a result, IHI (1) may be required to seek an extension to its credit agreement with its senior lenders, which matures on August 31, 2001, in order to provide for enough time to complete the merger with T-3; (2) is a party to an agreed temporary injunction and an agreed judgment with respect to an approximately $18 million debt obligation with EnSerCo that requires the merger with T-3 to be completed by October 31, 2001, extendable to December 31, 2001 under certain circumstances; and (3) is currently in default on approximately $6.4 million of term debt with Heller Financial, Inc. and, absent any future financial covenant modifications, expects to remain in default for the rest of 2001. Although Heller has not expressed the intent to call this obligation, it retains the right to do so.

     In late 2000, the IHI board of directors determined that it would be in the best interest of IHI to become solely an energy services company. The board of directors believed that IHI would benefit from a concentration of both management and financial resources on a single market. Additionally, IHI management believed that this strategic change would enhance the probability of successfully refinancing IHI's indebtedness. To begin implementation of its strategy, in December 2000 the board of directors of IHI decided to sell its Engineered Products Group and adopted a plan of disposal. In furtherance of this strategy, in April 2001, the board directed management to attempt to sell its Heavy Fabrication Group subsidiary, Beaird Industries, Inc. IHI plans to use the proceeds from the sale of EPG and Beaird to reduce outstanding indebtedness.

     As it became apparent to IHI management in December 2000 that a successful refinancing of its indebtedness was not likely to occur in the near term, it began to review various alternatives to ensure the ongoing viability of the company. These alternatives included raising additional equity and selling other non-essential assets. One of these alternatives included seeking a strategic business combination in the oilfield service industry.

     On May 7, 2001, IHI executed the merger agreement with T-3. The merger agreement provides for an equity infusion by T-3's principal shareholder, First Reserve Fund VIII, in the combined company which is estimated to be $1.9 million (based on an expected closing date of September 30, 2001), and the refinancing of substantially all of IHI's indebtedness.

     In connection with the execution of the merger agreement with T-3, and to improve IHI's liquidity, IHI sold A&B Bolt to T-3, for a cash purchase price of $15 million. Approximately $8.8 million of the proceeds were used to repay secured bank indebtedness with the remaining proceeds utilized to pay a $1 million consent fee to EnSerCo under the agreed injunction and for working capital purposes.

     Effective January 31, 2001, IHI entered into a fourth amendment to its senior credit agreement. This amendment required that the outstanding borrowings under the credit agreement be paid in full by August 31, 2001 and required IHI to implement a plan to accomplish this repayment. The amendment further modified the financial covenants to require maintenance of a minimum tangible net worth and to limit capital expenditures. On December 31, 2000 and March 31, 2001, IHI was in violation of the financial covenants under the credit agreement in effect as of those dates. On May 4, 2001, IHI entered into a fifth amendment to its credit agreement. This amendment provided the consent of the lenders to the execution of the merger agreement between IHI and T-3 and the sale of A&B Bolt to T-3. The fifth amendment required a permanent reduction in the maximum borrowings under the revolving line of credit to the lesser of $43 million or a defined borrowing base and further modified the financial covenants to require maintenance of a minimum consolidated tangible net worth and an EBITDA-to-debt-service ratio. In addition, the lenders waived all prior covenant violations under the agreement.

     IHI's results of operations are affected by the level of economic activity in the industries served by its customers, which in turn may be affected by other factors, including the level of economic activity in the U.S. and foreign markets they serve. The principal industries served by IHI's customers within its continuing operations are the petrochemical and oil and gas industries. An economic slowdown in these industries could result in a decrease in demand for products and services, which could adversely affect operating results. During 2000 and continuing into the first quarter of 2001, oil and gas prices increased significantly, resulting in an increase in the demand for products and services that are used in the exploration, production and refining of oil and gas. Additionally, because of the extension of the tax credit for Renewable Electricity Production through December 31, 2001, IHI was awarded a significant contract for the fabrication of wind towers. Although IHI expects this credit to be extended, should it expire without extension, IHI expects the level or wind tower revenues to decrease in 2002.

     This section should be read in conjunction with IHI's consolidated financial statements included elsewhere in this joint proxy statement-prospectus.

     RESULTS OF OPERATIONS

     The following table sets forth certain operating statement data for each of the groups for each of the periods presented (in thousands):

                                        THREE MONTHS ENDED
                                            MARCH 31,             YEARS ENDED DECEMBER 31,
                                        ------------------    --------------------------------
                                         2001       2000        2000        1999        1998
                                        -------    -------    --------    --------    --------
Sales:
  Energy..............................  $27,405    $22,606    $ 96,030    $ 83,242    $ 86,371
  Stud Bolt and Gasket................   14,756     12,694      50,081      45,408      57,439
  Heavy Fabrication...................   18,553      7,964      40,090      73,807      40,011
                                        -------    -------    --------    --------    --------
                                         60,714     43,264     186,201     202,457     183,821
                                        -------    -------    --------    --------    --------
Cost of Sales:
  Energy..............................   19,390     17,483      73,078      62,968      64,598
  Stud Bolt and Gasket................   10,581      9,276      36,786      33,648      42,043
  Heavy Fabrication...................   17,294      8,015      39,446      70,134      34,776
                                        -------    -------    --------    --------    --------
                                         47,265     34,774     149,310     166,750     141,417
                                        -------    -------    --------    --------    --------
Gross Profit:
  Energy..............................    8,015      5,123      22,952      20,274      21,773
  Stud Bolt and Gasket................    4,175      3,418      13,295      11,760      15,396
  Heavy Fabrication...................    1,259        (51)        644       3,673       5,235
                                        -------    -------    --------    --------    --------
                                         13,449      8,490      36,891      35,707      42,404
                                        -------    -------    --------    --------    --------
Selling, General and Administrative:
  Energy..............................    5,022      5,079      17,672      20,436      16,905
  Stud Bolt and Gasket................    2,837      2,602      10,445      10,243      11,197
  Heavy Fabrication...................    1,404      1,431       5,330       9,359       3,254
  Corporate...........................      735      2,274       6,702       5,517       1,686
                                        -------    -------    --------    --------    --------
                                          9,998     11,386      40,149      45,555      33,042
                                        -------    -------    --------    --------    --------
Operating Income (Loss):
  Energy..............................    2,993         44       5,280        (162)      4,868
  Stud Bolt and Gasket................    1,338        816       2,850       1,517       4,199
  Heavy Fabrication...................     (145)    (1,482)     (4,686)     (5,686)      1,981
  Corporate...........................     (735)    (2,274)     (6,702)     (5,517)     (1,686)
                                        -------    -------    --------    --------    --------
                                        $ 3,451    $(2,896)   $ (3,258)   $ (9,848)   $  9,362
                                        =======    =======    ========    ========    ========

  Three Months Ended March 31, 2001 Compared with Three Months Ended March 31, 2000.

     Sales. On a consolidated basis, sales increased $17.5 million, or 40%, for the three months ended March 31, 2001 compared to the three months ended March 31, 2000.

     Sales for the Energy Group increased $4.8 million, or 21%, for the three months ended March 31, 2001 compared to the three months ended March 31, 2000. This sales increase was primarily attributable to increases in the worldwide rig count, optimism regarding the long-term hydrocarbon price environment, increasing worldwide demand for oil and gas coupled with declining production in many areas all resulting in increased oil and gas prices, increased exploration and production spending in the latter part of 2000 and early 2001 and an improved demand for oilfield services. In April 2000, IHI sold Blastco, its refinery demolition subsidiary. Blastco's sales were $3.4 million for 2000. Excluding Blastco, sales in the Energy Group would have increased $8.2 million, or 43%, for the three months ended March 31, 2001 compared to the three months ended March 31, 2000. Additionally in the second half of 2000, the group began

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providing temporary labor services to the oil and gas construction industry.
Sales of $1.3 million were recognized in the 2001 period related to this activity. There were no significant sales related to this activity in the comparable 2000 period.

     Sales for the Stud Bolt Group increased $2.1 million, or 16%, for the three months ended March 31, 2001 compared to the three months ended March 31, 2000. Over half of this group's sales are to the refining and processing industry and about one-fourth of its sales are to the upstream (or exploration and production) energy industry. Sales increased due to improvements in the refining and processing and energy industries.

     Sales for the Heavy Fabrication Group increased by $10.6 million, or 133%, for the three months ended March 31, 2001 compared to the three months ended March 31, 2000. Historically, a substantial percentage of this group's revenue was derived from the fabrication of heavy pressure vessels for customers in the hydrocarbon processing industry. Customers in the hydrocarbon processing industry materially reduced their capital spending during 1999 and 2000, which directly impacted sales in this group. Additionally, heavy competitive pressure from overseas, particularly Korean competition, has negatively impacted sales in the markets Beaird has traditionally served. As a result, Beaird actively pursued sales in new markets and in August 2000, Beaird entered into a contract with FPL to fabricate up to 800 wind turbine towers by November 2001 for a total price in excess of $55 million, with the initial orders of 542 towers for delivery to wind energy projects in West Texas and Oregon. Additionally, Beaird has a significant contract to produce steam panels for use in cogeneration power plants. As a result of these and other market diversification efforts, in the first quarter of 2001, the manufacture of wind turbine towers and steam panels made up 71% of Beaird's revenues in 2001. There were no revenues from these sources in the first quarter of 2000. Backlog at Beaird as of March 31, 2001 has increased 33% over March 31, 2000.

     Cost of Sales. On a consolidated basis, cost of sales increased $12.5 million, or 36%, for the three months ended March 31, 2001 compared to the three months ended March 31, 2000. Gross margin was 22% in 2001 compared to 20% in 2000. Gross margins were higher on a consolidated basis in the 2001 period compared to the 2000 period primarily as a result of improvements in margins at all three segments.

     Cost of sales for the Energy Group increased $1.9 million, or 11%, for the three months ended March 31, 2001 compared to the three months ended March 31, 2000, primarily as a result of the increase in sales described above. Gross margin increased from 23% in the 2000 period to 29% in the 2001 period. Excluding Blastco, the 2000 gross margin was 26%. The improvement in margins in 2001 compared to 2000 is attributable to increased sales that cover more fixed costs resulting in higher margins and less competitive pressure on prices to customers as manufacturers' shops became more fully utilized.

     Cost of sales for the Stud Bolt Group increased $1.3 million, or 14%, for the three months ended March 31, 2001 compared to the three months ended March 31, 2000, primarily as a result of the increase in sales described above. Gross margin increased from 27% in the 2000 period to 28% in the 2001 period. The improvement in margins in the 2001 period compared to the 2000 period is attributable to increased sales that cover more fixed costs resulting in higher margins and increased turnaround activity at customer refineries and processing plants.

     Cost of sales for the Heavy Fabrication Group increased $9.3 million, or 116%, for the three months ended March 31, 2001 compared to the three months ended March 31, 2000. The gross margin was 7% in the 2001 period compared to a negative 1% for the 2000 period. Gross margin was higher in the 2001 period than the 2000 period as sales increased to levels that were sufficient to generate enough gross profit to cover fixed costs. Additionally, Beaird experienced a favorable sales mix as a significant portion of sales in the 2001 period were made up of wind turbine tower work which has a higher margin than Beaird's other product lines.

     Selling, General and Administrative Expenses. On a consolidated basis, selling, general and administrative expenses decreased $1.4 million, or 12%, for the three months ended March 31, 2001 compared to the three months ended March 31, 2000. The 2000 period includes approximately

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

$1.0 million in expenses associated with failed refinancing efforts, $0.3 million in officer loan forgiveness expenses, and $0.3 million in additional professional fees.

     Selling, general and administrative expenses for the Energy Group decreased $0.1 million, or 1%, for the three months ended March 31, 2001 compared to the three months ended March 31, 2000. Excluding the effect of Blastco, which was sold in April 2000, selling, general and administrative expenses would have increased $0.7 million or 18% for the 2001 period compared to the 2000 period as a result of the increase in sales described above.

     Selling, general and administrative expenses for the Stud Bolt Group increased $0.2 million, or 9%, for the three months ended March 31, 2001 compared to the three months ended March 31, 2000, primarily as a result of the increase in sales described above.

     Selling, general and administrative expenses in the Heavy Fabrication Group remained unchanged for the three months ended March 31, 2001 compared to the three months ended March 31, 2000.

     Selling, general and administrative expenses at the corporate level decreased $1.5 million, or 68%, for the three months ended March 31, 2001 compared to the three months ended March 31, 2000. The 2000 period includes approximately $1.0 million in expenses associated with failed refinancing efforts, $0.3 million in officer loan forgiveness expenses, and $0.3 million in additional professional fees.

     Interest Expense. On a consolidated basis, interest expense decreased $0.2 million, or 7%, for the three months ended March 31, 2001 compared to the three months ended March 31, 2000, primarily as a result of slightly lower interest rates and average debt balances.

     Other Expense, Net. On a consolidated basis, other expense, net, was approximately $0.1 million for the three months ended March 31, 2001 compared with approximately $0.3 million for the three months ended March 31, 2000.

     Income Taxes. IHI recognized no federal tax benefit or expense for the three months ended March 31, 2001 or March 31, 2000 as a result of adjustments to its valuation allowance to offset the deferred tax asset associated with net operating loss carry forwards.

     Income (Loss) From Continuing Operations. On a consolidated basis, IHI generated income from continuing operations of $0.8 million for the three months ended March 31, 2001 compared to a net loss from continuing operations of $5.8 million for the three months ended March 31, 2000 as a result of the foregoing factors.

     Loss From Discontinued Operations. In December 2000, IHI made the decision to actively seek a purchaser for EPG and adopted a plan of disposal. IHI recorded a $22.5 million loss from discontinued operations for 2000. The net loss was comprised of a $1.0 million net loss from operations for 2000 and an estimated $21.5 million net loss on the disposal of EPG which included an accrual for the estimated net loss of EPG between the measurement date of December 29, 2000 and the estimated disposal date of July 31, 2001. The operating results of EPG have been reflected as discontinued operations. Income from discontinued operations was approximately $0.4 million for the three months ended March 31, 2000.

     Net Income (Loss). On a consolidated basis, IHI generated net income of $0.8 million for the three months ended March 31, 2001 compared to a net loss of $5.5 million for the three months ended March 31, 2000 as a result of the foregoing factors.

  Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

     Sales. On a consolidated basis, sales decreased $16.3 million, or 8%, in 2000 compared to 1999.

     Sales for the Energy Group increased $12.8 million, or 15%, in 2000 compared to 1999. This sales increase was primarily attributable to increases in the worldwide rig count, optimism regarding the long-term hydrocarbon price environment, increasing worldwide demand for oil and gas coupled with declining production in many areas all resulting in increased oil and gas prices, increased exploration and production spending in 2000 and an improved demand for oilfield services. In April 2000, IHI sold Blastco, its

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

refinery demolition subsidiary. Blastco's sales were $3.4 million and $12.1 million for 2000 and for 1999, respectively. Excluding Blastco, sales in the Energy Group would have increased $21.5 million or 30% for 2000 compared to 1999. Additionally in 2000, the group began providing temporary labor services to the oil and gas construction industry. Sales of $4.8 million were recognized in 2000 related to this activity.

     Sales for the Stud Bolt Group increased $4.7 million, or 10%, in 2000 compared to 1999. Over half of this group's sales are to the refining and processing industry and about one-fourth of its sales are to the upstream (or exploration and production) energy industry. Sales increased due to improvements in the refining and processing and energy industries.

     Sales for the Heavy Fabrication Group decreased by $33.7 million, or 46%, in 2000 compared to 1999. Historically, a substantial percentage of this group's revenue was derived from the fabrication of heavy pressure vessels for customers in the hydrocarbon processing industry. Customers in the hydrocarbon processing industry materially reduced their capital spending during 1999 and 2000, which directly impacted sales in this group. Additionally, heavy competitive pressure from overseas, particularly Korean competition, has negatively impacted sales in the markets Beaird has traditionally served. As a result, Beaird actively pursued sales in new markets and in August 2000, Beaird entered into a contract with FPL to fabricate up to 800 wind turbine towers by November 2001 for a total price in excess of $55 million, with the initial orders of 542 towers for delivery to wind energy projects in West Texas and Oregon. Additionally, Beaird has a significant contract to produce steam panels for use in cogeneration power plants. As a result of these and other market diversification efforts, in 2000, the manufacture of heavy pressure vessels made up only 29% of Beaird's revenues in comparison to 47% in 1999. Backlog at Beaird as of December 31, 2000 increased 227% over December 31, 1999.

     Cost of Sales. On a consolidated basis, cost of sales decreased $17.4 million, or 11%, in 2000 compared to 1999. Gross margin was 20% in 2000 compared to 18% in 1999. Gross margins were higher on a consolidated basis in 2000 than in 1999 primarily as a result of a change in the source of revenues. The Energy Group, which typically has the highest margins of all of IHI's segments, represented a larger percentage of total sales (52% in 2000 compared to 41% in 1999). The Heavy Fabrication Group, which typically has the lowest margins of all of IHI's segments, represented a smaller percentage of total sales (22% in 2000 compared to 36% in 1999).

     Cost of sales for the Energy Group increased $10.1 million, or 16%, in 2000 compared to 1999, primarily as a result of the increase in sales described above. Gross margin was 24% in both 2000 and 1999. Excluding Blastco, the 1999 gross margin was 23%. Cost of sales in 2000 and 1999 included charges of $0.5 million and $0.4 million, respectively, associated with the liquidation of assets, including inventories, as a result of the closure of the group's distribution facility in Baytown, Texas and in 1999, approximately $0.2 million related to the liquidation of certain inventories of a discontinued product offering. The improvement in margins in 2000 compared to 1999 (excluding the impact of Blastco) is attributable to increased sales that cover more fixed costs resulting in higher margins.

     Cost of sales for the Stud Bolt Group increased $3.1 million, or 9%, in 2000 compared to 1999, primarily as a result of the increase in sales described above. Gross margin increased from 26% in 1999 to 27% in 2000. The improvement in margins in 2000 compared to 1999 is attributable to increased sales that cover more fixed costs resulting in higher margins.

     Cost of sales for the Heavy Fabrication Group decreased $30.7 million, or 44%, in 2000 compared to 1999. The gross margin was 2% in 2000 compared to 5% for 1999. In response to the declining sales, Beaird attempted to reduce costs in all areas and substantially reduced its workforce in May and June 2000. As a result of these reductions, gross margin increased to 3% in the last six months of 2000 compared to break even or 0% in the first six months of 2000. Gross margin was lower in 2000 than 1999 as sales decreased to levels that were insufficient to generate enough gross profit to cover fixed costs.

     Selling, General and Administrative Expenses. On a consolidated basis, selling, general and administrative expenses decreased $5.4 million, or 12%, in 2000 compared to 1999. Both 2000 and 1999, include significant expenses associated with failed refinancing efforts, $0.9 million in 2000 and $1.7 million

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

in 1999. Additionally, the Heavy Fabrication Group's expenses in 1999 include $1.1 million for bad debts associated with the settlement of a dispute with a major customer and approximately $1.1 million in professional fees related to productivity consultants.

     Selling, general and administrative expenses for the Energy Group decreased $2.8 million, or 14%, in 2000 compared to 1999. This was primarily as a result of the sale of Blastco in April 2000. Excluding Blastco, selling, general and administrative expenses would have increased $0.5 million or 3% for 2000 compared to 1999 as a result of the increase in sales described above.

     Selling, general and administrative expenses for the Stud Bolt Group increased $0.2 million, or 2%, in 2000 compared to 1999, primarily as a result of the increase in sales described above.

     Selling, general and administrative expenses in the Heavy Fabrication Group decreased $4.0 million, or 43%, in 2000 compared to 1999. 1999 included a charge for $1.1 million for bad debts associated with the settlement of a dispute with a major customer and approximately $1.1 million in professional fees related to productivity consultants. As a result of sales declines, Beaird reduced its workforce and implemented other cost reduction measures, reducing its 2000 selling, general and administrative expenses.

     Selling, general and administrative expenses at the corporate level increased $1.2 million, or 22%, in 2000 compared to 1999. Both 2000 and 1999 included professional fees and other expenses associated with IHI's refinancing efforts (approximately $0.9 million and $1.7 million in 2000 and 1999, respectively), professional fees and other expenses associated with the amendment to IHI's current loan agreements and preparation of IHI's proxy as well as an increase in salaries and related expenses resulting from additional corporate personnel, and the forgiveness of $0.9 million of executive notes receivable.

     Earnings (Losses) from Equity Investments in Unconsolidated Affiliates. On a consolidated basis, earnings from equity investments increased by $6.0 million in 2000 compared to 1999, primarily as a result of IHI's equity investee involvement in demolition activities which had losses in 1999 and had no earnings in 2000 as anticipated losses on its contracts were accrued as of December 31, 1999. Additionally, the equity investment was sold as part of the sale of Blastco in April 2000.

     Interest Expense. On a consolidated basis, interest expense increased $2.2 million, or 28%, in 2000 compared to 1999, primarily as a result of higher debt levels and interest rates.

     Interest Income. On a consolidated basis, interest income decreased $0.1 million, or 53%, in 2000 compared to 1999, primarily as a result of lower cash balances being held in interest-bearing accounts.

     Other Income, Net. On a consolidated basis, other income, net, was an expense of approximately $3.6 million for 2000, consisting of a $7.0 million loss on the write-off of IHI's investment in Belleli, which was determined to be without value because of its continuing operating losses and anticipated future losses, a gain of $2.7 million on the sale of real estate, a $0.2 million gain on the sale of Blastco and gains and losses on disposal of various other assets. Other income in 1999 consisted primarily of $1.0 million in deferred gain recognition on the sale of a demolition contract, as well as rental income and gains and losses on the disposal of assets.

     Income Taxes. IHI recognized no federal tax benefit for the year ended December 31, 2000 as a result of adjustments to its valuation allowance to offset the deferred tax asset associated with net operating loss carry forwards.

     Income (Loss) From Continuing Operations. On a consolidated basis, IHI incurred a net loss from continuing operations of $17.0 million in 2000 compared to a net loss from continuing operations of $16.2 million in 1999 as a result of the foregoing factors.

     Loss From Discontinued Operations. In December 2000, IHI made the decision to actively seek a purchaser for EPG and adopted a plan of disposal. IHI recorded a $22.5 million loss from discontinued operations for 2000. The net loss was comprised of a $1.0 million net loss from operations for 2000 and an estimated $21.5 million net loss on the disposal of EPG. The loss on disposal of EPG reflects adjustments to net realizable values and transaction costs directly associated with the disposal ($20.7 million) and the

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

estimated net loss of EPG between the measurement date of December 29, 2000 and the estimated disposal date of July 31, 2001 ($0.8 million). The estimated net loss of EPG between the measurement date and the estimated disposal date includes costs associated with employee separation and facility consolidation.

     Net Loss. On a consolidated basis, IHI incurred a net loss of $39.5 million in 2000 compared to a net loss of $19.0 million in 1999 as a result of the foregoing factors.

     Year Ended December 31, 1999 Compared with Year Ended December 31, 1998

     Sales. On a consolidated basis, sales increased $18.6 million, or 10%, in 1999 compared to 1998, primarily as a result of the acquisition of Beaird on July 1, 1998.

     Sales for the Energy Group decreased $3.1 million, or 4%, in 1999 compared to 1998. This sales decrease was primarily attributable to reductions in the worldwide rig count, continued caution regarding the long-term hydrocarbon price environment, consolidation within the oil and gas industry and ongoing cost reduction efforts by oil and gas companies.

     Sales for the Stud Bolt Group decreased $12.0 million, or 21%, in 1999 compared to 1998. These operations were adversely affected by depressed activity in the oil and gas industries and a decline in spending in the refining and processing industries related to reductions in IHI's customers' profit margins that resulted from increases in their feedstock prices.

     Sales for the Heavy Fabrication Group increased by $33.8 million, or 84%, in 1999 compared to 1998. The Heavy Fabrication Group was formed July 1, 1998 with the acquisition of Beaird. Under the purchase method of accounting, no sales were recorded relating to this segment prior to the second half of 1998. Sales for 1999 increased $2.2 million, or 3.1%, compared to 1998, inclusive of Beaird's sales for the six-month period prior to our ownership. This sales increase, which was greater during the first half of the year, was based on a strategic decision to increase sales by expanding the range of products manufactured, primarily to the production of wind turbine towers. Beaird's primary contract for wind turbine towers required delivery of the towers on or before June 30, 1999, the mid-point of IHI's year. The man-hours associated with the completed wind turbine tower contract were not replaced during the remainder of 1999. Additionally, a substantial percentage of this segment's revenues were historically derived from customers in the hydrocarbon processing industry. Because of the volatile oil feedstock prices during 1999, the customers of this segment experienced a reduction in their profit margins and materially reduced their capital spending. In addition, heavy competitive pressure from overseas, particularly Korean competition, substantially reduced backlog.

     Cost of Sales. On a consolidated basis, cost of sales increased $25.3 million, or 18%, in 1999 compared to 1998. Gross margin was 18% in 1999 compared to 23% in 1998. Gross margin was lower in 1999 on a consolidated basis primarily as a result of the addition, in July 1998, of the Heavy Fabrication Group, which typically has lower gross margins on its large contract business in comparison to IHI's other segments, and therefore negatively impacted consolidated margins. Additionally, margins in the Energy Group, Stud Bolt Group and Heavy Fabrication Group decreased as competition for shrinking sales volumes in the energy-related industries (as discussed above) placed downward pressure on sales prices.

     Cost of sales for the Energy Group decreased $1.6 million, or 3%, in 1999 compared to 1998, primarily as a result of the decrease in sales described above. Gross margin was 24% in 1999 and 25% in 1998. For the first half of 1999, gross margin increased because as sales decreased, IHI's energy companies reduced their workforce and were able to eliminate overtime and outsourcing of production. However, in the second half of 1999, margins decreased in IHI's oilfield related businesses, especially in parts and equipment sales, as competition in this market intensified due to the reasons discussed in relation to sales decreases. In addition, IHI discontinued certain product offerings and wrote-off related inventories at one of its subsidiaries resulting in charges of approximately $0.2 million during 1999.

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

     Cost of sales for the Stud Bolt Group decreased $8.4 million, or 20%, in 1999 compared to 1998, primarily as a result of the decreased sales as described above. Gross margin was 26% for 1999 compared to 27% in 1998 as a result of management and production changes.

     Cost of sales for the Heavy Fabrication Group increased $35.4 million, or 102%, in 1999 compared to 1998. Gross margin was 5% in 1999 compared to 13% for 1998. Gross margins were adversely affected by the significant increase in sales during a period in which IHI was unable to hire or retain an adequate number of skilled workers due to the terms of its then-existing union contract that covered most of Beaird's workforce. The union contract expired in November 1998 and the effectiveness of the workforce was further reduced during the period of contract renegotiation. The backlog created during the negotiating process was still being cleared in the first half of 1999 and this, along with the increase in volume associated with the wind turbine tower product addition, resulted in higher than usual overtime and outsourcing costs. Margins also decreased as IHI was forced to lower its contract values in response to the competitive pressures mentioned in relation to the decline in sales. Cost of sales was also impacted by approximately $0.9 million in expenses, primarily relating to warranty reserves in connection with the wind turbine tower contract and personnel severance and related charges.

     Selling, General and Administrative Expenses. On a consolidated basis, selling, general and administrative expenses increased $12.5 million, or 38%, in 1999 compared to 1998. The increase is primarily the result of (1) an increase of approximately $7.7 million reflecting the fact that 1999 included a full year of expenses for Beaird (in the Heavy Fabrication Group) and A&B Bolt (in the Energy Group), which were acquired during the third quarter of 1998; (2) approximately $1.0 million in costs incurred due to the closing of the Baytown, Texas facility (in the Energy Group); (3) an expense of $1.1 million for bad debt associated with the settlement of a dispute with a major customer (in the Heavy Fabrication Group); (4) professional fees related to productivity consultants in the amount of approximately $1.1 million (in the Heavy Fabrication Group); and (5) $1.7 million in expenses incurred in relation to the high-yield bond offering that was abandoned in the third quarter of 1999 (in corporate). In addition, IHI increased provisions for bad debt at various subsidiaries due to the difficulties being experienced by its customers in the upstream energy market. These increases were partially offset by cost reduction measures implemented as a result of the decrease in sales.

     Selling, general and administrative expenses for the Energy Group increased $3.5 million, or 21%, in 1999 compared to 1998. The increase was primarily the result of the acquisition of A&B Bolt in August 1998 and the inclusion of a full year of expenses in 1999 along with a significant increase in expenses at Blastco as a result of an increase in sales at that subsidiary. The increase was partially offset by decreases in expense at the other companies within this group as a result of the elimination of the salary and related expenses of the president of a company who resigned in connection with IHI's acquisition of the company, which was accounted for under the pooling-of-interests method of accounting, other personnel reductions, and reductions in other general and administrative expenses in response to decreases in sales at these same subsidiaries.

     Selling, general and administrative expenses for the Stud Bolt Group decreased $1.0 million, or 9%, primarily as a result of the decrease in sales described above.

     Selling, general and administrative expenses in the Heavy Fabrication Group increased $6.1 million, or 188%, in 1999 compared to only six months for the year ended December 31, 1998 (Beaird was purchased effective July 1, 1998). As mentioned above, 1999 included an aggregate of approximately $1.1 million in expenses for a provision for bad debt related to a customer dispute and $1.1 million in professional fees associated with productivity consultants. Selling, general and administrative expenses without the provision and professional fees were comparable to the historical amounts for the full year of 1998 (including expenses incurred by Beaird prior to its acquisition by IHI).

     Selling, general and administrative expenses at corporate increased $3.8 million, or 227%, in 1999 compared to 1998. This increase was primarily attributable to the $1.7 million in expenses incurred in relation to the high-yield bond offering that was abandoned in the third quarter of 1999, and personnel additions and increases in professional fees associated with IHI's continued refinancing efforts.

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

     Earnings (Losses) from Equity Investments in Unconsolidated Affiliates. On a consolidated basis, earnings from equity investments decreased $7.3 million in 1999 compared to 1998, primarily as a result of IHI's investment in one affiliate, AWR, which is engaged in the demolition of refineries and site remediation. Losses at this affiliate for 1999 include the recognition of anticipated losses to complete its contracts. During 1999, AWR experienced a tank failure in addition to other problems at a job site, significantly increasing the cost of the site remediation. Additionally, IHI recognized a $280,000 loss on the liquidation of an investment in an affiliate, Midland, that had been engaged in the recycling business. Midland and AWR are equity investments of Blastco, which was sold in April 2000.

     Interest Expense. On a consolidated basis, interest expense increased $3.8 million, or 94%, in 1999 compared to 1998, primarily as a result of higher debt levels and interest rates.

     Interest Income. On a consolidated basis, interest income decreased $0.1 million, or 26%, in 1999 compared to 1998, primarily as a result of lower cash balances being held in interest bearing accounts.

     Other Income, Net. On a consolidated basis, other income, net, was approximately $1.3 million for 1999, primarily consisting of $1.0 million in deferred gain recognition on the sale of a demolition contract, as well as rental income and gains and losses on the disposal of assets.

     Income Taxes (Benefit). Income tax expense decreased $9.0 million in 1999 compared to 1998. IHI's effective tax rate for 1999 was 27% compared to 37% for 1998. The effective tax rate decreased as federal income tax refunds received as a result of net operating loss carrybacks were at an actual rate which was less than 34%, the increase in the valuation allowance, and because, despite net losses on a consolidated basis, IHI has tax expense at a state level.

     Income (Loss) From Continuing Operations. On a consolidated basis, IHI incurred a net loss from continuing operations of $16.2 million in 1999 compared to income from continuing operations of $5.0 million in 1998 as a result of the foregoing factors.

     Loss From Discontinued Operations. In December 2000, IHI made the decision to actively seek a purchaser for EPG and adopted a plan of disposal. On a consolidated basis, IHI incurred a net loss from discontinued operations of $2.9 million in 1999 compared to income from discontinued operations of $1.1 million in 1998, primarily the result of several factors: (1) reduced sales in 1999 compared with 1998 due to lower product demand by certain of EPG's customers; and (2) higher cost of sales in 1999 compared with 1998 due primarily to the write-off of inventory and tooling in the third and fourth quarters of 1999, primarily in association with the closing of EPG's Waterbury, CT and El Paso, TX manufacturing facilities.

     Net Loss. On a consolidated basis, IHI incurred a net loss of $19.0 million in 1999 compared to net income of $6.1 million in 1998 as a result of the foregoing factors.

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 2001, IHI had an accumulated deficit of $42.5 million and negative working capital of $32.9 million as a result of $89.2 million in notes payable and long-term obligations classified as current liabilities.

     At March 31, 2001, IHI had short-term debt of $49.3 million, current maturities of long-term obligations of $39.9 million, long-term obligations of $6.1 million and shareholders' equity of $9.5 million. Historically, IHI's principal liquidity requirements and uses of cash have been for debt service, capital expenditures, working capital and acquisition financing, and IHI's principal sources of liquidity and cash have been from cash flows from operations, borrowings under debt arrangements and issuances of equity securities. IHI financed acquisitions through bank borrowings, sales of equity and internally generated funds.

     Principal Debt Instruments. As of March 31, 2001, IHI had an aggregate of $95.3 million borrowed under IHI's principal bank credit facility and debt instruments entered into or assumed in connection with acquisitions as well as other bank financings. Of the $95.3 million in debt, $21.4 is currently in default.

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

     Effective January 31, 2001, IHI entered into a fourth amendment to its senior credit agreement. This amendment required that the outstanding borrowings under the credit agreement be paid in full by August 31, 2001 and required IHI to implement a plan to accomplish this repayment. The amendment further modified the financial covenants, requiring maintenance of a minimum tangible net worth and a further limitation on capital expenditures. On December 31, 2000 and March 31, 2001, IHI was in violation of the financial covenants under the credit agreement in effect as of those dates. On May 4, 2001, IHI entered into a fifth amendment to the credit agreement. This amendment provided the senior lenders' consent to the execution of the merger agreement between IHI and T-3 and the sale of A&B Bolt to T-3. The fifth amendment requires a permanent reduction in the maximum borrowings under the revolving line of credit to the lesser of $43 million or a defined borrowing base and further modifies the financial covenants to require maintenance of a minimum consolidated tangible net worth and an EBITDA-to-debt-service ratio. In addition, the senior lenders waived all prior covenant violations under the previous agreement.

     In connection with the revolving line of credit agreement, St. James Capital Corp. or its affiliates (collectively, "St. James") agreed, under the terms of a limited guaranty agreement with the senior lenders, to guarantee up to $2.0 million of any amount that is advanced to IHI in excess of the defined borrowing base amount under the credit agreement. As a condition of providing this guaranty, IHI entered into a reimbursement agreement with St. James. Additionally, St. James has entered into a credit support agreement under which it has agreed to advance up to $1.5 million of funds to cure any future financial covenant defaults under the credit agreement. No amounts have been advanced under these agreements.

     IHI has a $15 million note payable to EnSerCo that matured on November 15, 1999. IHI was granted an extension of the due date until January 31, 2000. On January 31, 2000, IHI defaulted on the EnSerCo note. On March 6, 2001, EnSerCo made demand for immediate payment of the outstanding principal and interest totaling approximately $18 million and initiated an arbitration proceeding as required under the loan document. On April 12, 2001, IHI and EnSerCo signed an agreed temporary injunction enjoining IHI from selling or disposing of any assets and enjoining IHI from proceeding with the T-3 merger without the consent of EnSerCo, which would not be granted unless EnSerCo was paid a consent fee of $1 million. On May 4, 2001, IHI obtained the consent of EnSerCo to the merger with T-3 and to the sale of A&B Bolt, EPG and Beaird, subject to the payment of the $1 million consent fee and application of the proceeds of the transactions in accordance with the agreed injunction. The consent was provided in an amended agreed injunction which provides that the arbitration proceeding to collect the debt and the temporary restraining order are stayed until the earlier of a default under the terms of the agreed injunction or the termination or the consummation of the merger, at which time all amounts due EnSerCo are to be paid. If the merger is not closed by October 31, 2001, or if the parties are continuing to use reasonable commercial efforts to close the merger by December 31, 2001, EnSerCo will enter with the court an agreed judgment with respect to all amounts payable by IHI. IHI paid the $1 million consent fee on the signing of the merger agreement.

     IHI has a $6.4 million term note with Heller, which matures on September 30, 2004. IHI was not in compliance with certain financial covenants at each of the required quarterly reporting dates during 1999 and 2000. IHI requested and received waivers from Heller through the September 30, 2000 reporting period; however, IHI did not seek waivers for either the reporting date of December 31, 2000 or March 31, 2001. IHI is in violation of the credit agreement, and although Heller has not expressed the intent to call this obligation, it retains the right to do so.

     IHI has a $3.4 million note payable to Trinity arising from its purchase of Beaird in 1998. This note was payable in equal quarterly installments over two years beginning January 31, 2001. In January 2001, this note was amended and extended. Under the terms of the amended agreement, interest accrued at prime until May 31, 2001, at which time the accrued interest was paid. Beginning August 2001, the note is payable in seven quarterly installments of principal plus accrued interest through February 2003.

     In August 2000, IHI issued two convertible subordinated notes ("Acquisition Note A" and "Acquisition Note B") to St. James in connection with its acquisition of the general partnership interest and the 51% of limited partnership interests of OF Acquisition, L.P. that it did not already own. Acquisition Note A is an 11% promissory note in the original principal amount of $3.45 million, convertible at any time, together with accrued interest, into shares of IHI common stock at a price of $1.15 per share. Acquisition Note B is an 11% promissory note in the original principal amount of $3.45 million, convertible, together with accrued interest, beginning one year after issuance into shares of IHI common stock at a price of $2.00 per share. In connection with the merger with T-3, St. James agreed to convert amounts outstanding under the notes immediately prior to the merger into shares of IHI common stock at $1.75 per share.

     IHI's liquidity has been constrained by its borrowing base limitations and by its operating losses and, as a result, its financial position and cash flows have been adversely affected. IHI has experienced an increase in the level of its accounts payable at March 31, 2001 as compared to prior periods. A significant portion of its debt is currently due or in default. In connection with signing the merger agreement with T-3, and to improve IHI's liquidity prior to closing, IHI sold A&B Bolt to T-3, for a cash purchase price of $15 million. Approximately $8.8 million of the proceeds were used to repay amounts under the senior credit agreement with the remaining proceeds used by IHI to pay the $1 million consent fee to EnSerCo and for working capital purposes. IHI will use the proceeds from the sale of EPG and Beaird to pay down IHI's debt and provide working capital.

     The merger agreement provides that a refinancing of substantially all of IHI's indebtedness is a condition to the closing of the transaction. T-3's principal shareholder, First Reserve Fund VIII, has agreed to assist the combined company in the refinancing effort and, if necessary, to make an equity contribution to the combined company in connection with the refinancing. If a third party refinancing is not available on commercially reasonable terms, First Reserve Fund VIII has agreed to provide a bridge loan to effect the refinancing. If the merger with T-3 is not closed for any reason, IHI may not be able to extend the payment of or refinance its indebtedness. In that event, IHI's financial condition and liquidity will be adversely impacted, which will negatively impact its business.

     The Energy Group's success is closely tied to the price of oil and gas. Sales and operating income within the Energy Group have improved in 2000 and the first quarter of 2001. These improvements have been primarily attributable to increases in the worldwide rig count, optimism regarding long-term energy prices, increases in worldwide demand for oil and gas, coupled with declining production in many areas, increased exploration and production spending in 2000 and 2001, and improved demand for oilfield services. Within the Energy Group, management believes that sales reached their lowest levels during the second and third quarters of 1999.

     The Stud Bolt Group serves both the oil and gas exploration and production industry and the hydrocarbon processing industry. The Stud Bolt Group has experienced results similar to the Energy Group operations. Management's expectation is that with higher oil and gas prices, higher sales and profitability within these operations will be sustained. The Stud Bolt Group has experienced such a trend for the first quarter of 2001.

     The Heavy Fabrication Group's sales and profitability have improved in the first quarter of 2001 compared to the first quarter of 2000 as a result of a new market focus, namely the alternative energy market. The composition of its backlog both at the end of 2000 and at the end of the first quarter of 2001 reflects this approach since a significant portion consists of products for the power generation industry as opposed to its traditional products that serve the hydrocarbon processing industry.

     Net Cash Provided by (Used in) Operating Activities. For the quarter ended March 31, 2001, net cash provided by operating activities was $3.2 million compared to the quarter ended March 31, 2000, which provided cash of $4.9 million. For the year ended December 31, 2000, net cash provided by operating activities was $2.4 million compared to 1999, which provided cash of $5.2 million and 1998, which used cash of $5.1 million. Cash was provided in 2000 primarily because the net loss added to depreciation and amortization was less than cash provided from working capital changes. Cash was provided in 1999 primarily because although the sum of the net loss added to depreciation and amortization was a negative number, it was more than offset by the positive cash generated by the reduction of accounts receivable and inventory levels during 1999 which decreased as sales decreased. The cash used in 1998 was primarily as a result of the acquisition of Beaird and the related net increases in receivables, inventory, other assets and accounts payable over those acquired. Beaird's receivables and inventories increased as sales increased for the six months ended December 31, 1998 compared to the six-month period ended June 30, 1998, which was prior to the Beaird acquisition. Additionally, receivables and payables increased at Beaird as $7.0 million in accounts receivable and all liabilities were distributed to the seller prior to acquisition.

     Net Cash Provided by (Used in) Investing Activities. Principal uses of cash are for capital expenditures and acquisitions. For the quarter ended March 31, 2001 and 2000, IHI made capital expenditures of approximately $1.2 million and $1.1 million, respectively. Additionally, IHI made investments in unconsolidated affiliates of $1.4 million for the quarter ended March 31, 2000. For 2000, 1999 and 1998, IHI made capital expenditures of approximately $5.1 million, $7.8 million and $5.5 million, respectively. In 2000, 1999 and 1998, IHI made investments in unconsolidated affiliates of $1.4 million, $3.3 million and $0.9 million, respectively. Other significant investing activities included acquisitions in 1998 with an aggregate cash purchase price totaling $58.7 million.

     Net Cash Provided by (Used in) Financing Activities. Sources of cash from financing activities include borrowings under the credit facilities and sales of equity securities. Financing activities used net cash of $1.5 million in the quarter ended March 31, 2001 compared with the quarter ended March 31, 2000 which used net cash of $3.4 million. During the quarter ended March 31, 2000, IHI had net repayments of $3.0 million under its credit facilities. During the quarter ended March 31, 2000, IHI had proceeds from issuance of long-term obligations of $1.9 million. During the quarter ended March 31, 2001, IHI made principal payments on long-term obligations of $1.6 million compared to $2.3 million the quarter ended March 31, 2000. Financing activities used net cash of $2.7 million in 2000 compared with cash provided of $5.5 million in 1999 and $13.6 million in 1998. During 2000, IHI had net borrowings of $2.9 million under its credit facilities compared to $3.7 million and $9.3 million during 1999 and 1998, respectively. During 2000, IHI had proceeds from issuance of long-term obligations of $2.6 million compared to proceeds of $6.6 million in 1999 and $1.7 million in 1998. During 2000, IHI made principal payments on long-term obligations of $8.2 million compared to $7.5 million in 1999 and $9.3 million in 1998. During 2000, IHI had no proceeds from the issuance of stock as compared to net proceeds from stock issuances of $2.7 million in 1999 and $12.9 million in 1998.

INFLATION

     Although IHI believes that inflation has not had any material effect on operating results, its business may be affected by inflation in the future.

SEASONALITY

     IHI believes that its business is not subject to any significant seasonal factors, and does not anticipate significant seasonality in the future.

NEW ACCOUNTING PRONOUNCEMENTS

     IHI adopted Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended on January 1, 2001. This statement requires the recognition of all derivatives as an asset or liability measured at its fair value and establishes accounting and reporting standards for derivative instruments embedded in other contracts. Depending on the intended use of the derivative, changes in its fair value will be reported in the period of change as either a component of earnings or a component of comprehensive income. IHI had no derivative instruments as defined by SFAS No. 133, and as a result, the adoption had no effect on its financial statements.

PROPOSED ACCOUNTING STANDARD

     In February 2001, the Financial Accounting Standards Board released a revised exposure draft for a proposed Statement of Financial Accounting Standards (SFAS), "Business Combinations and Intangible Assets -- Accounting for Goodwill." The proposed standards would, among other things:

     - prohibit the use of the pooling-of-interests method of accounting for business combinations;

     - require that goodwill not be amortized in any circumstance; and

     - require that goodwill be tested for impairment annually or when events or circumstances occur between annual tests indicating that goodwill of a reporting unit might be impaired.

     The proposed standards would establish a new method of testing goodwill for impairment. The FASB has recently set transition provisions and the FASB plans to issue the final standards in June 2001. The proposed standards would take full effect in fiscal 2002. The provisions of any final standards could differ from those reflected in the exposure draft. As a result, the actual application of any final standard could result in different effects than those described above. IHI has not tested goodwill for impairment under the proposed standards.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT IHI'S MARKET RISK

     Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices.

     IHI is exposed to some market risk due to the floating interest rate under its revolving line of credit and certain of its term debt. As of December 31, 2000, the revolving line of credit had a principal balance of $49.2 million and an interest rate that floats with prime. IHI also has $7.0 million of long-term debt bearing interest at LIBOR plus 2.5% and long-term debt of $12.2 million and an interest rate that floats with prime. A 1.0% increase in interest rates could result in a $0.7 million annual increase in interest expense on the existing principal balance. IHI has determined that it is not necessary to participate in interest rate-related derivative financial instruments because it currently does not expect significant short-term increases in interest rates charged under the revolving line of credit.

                                BUSINESS OF T-3

GENERAL

     T-3 provides a broad range of oilfield products and services primarily to major and independent oil and gas companies engaged in the exploration, production and development of oil and gas properties offshore in the Gulf of Mexico, major operators of petrochemical and refinery plants throughout the Gulf Coast region, and offshore and onshore drilling and well servicing contractors. These products and services include: (1) the manufacture of valves, chokes, actuators, and other high pressure, severe service products, (2) the aftermarket remanufacture and repair of blowout preventers, valves, manifolds and drilling machinery, including drawworks, mud pumps, and traveling equipment, (3) the sale, repair, and remanufacture of electric motors and generators used in both the upstream and downstream segments of the energy industry, and (4) the specialty distribution of pipes, valves, stud bolts, gaskets and other ancillary products used in both the upstream and downstream segments of the energy industry, as well as by shipyards and offshore fabrication companies in the Gulf Coast area.

BUSINESS STRATEGY

     T-3's business strategy is to maximize shareholder value by building a diversified oilfield service company focused on products and services that enhance its customers' operations. T-3 has adopted the strategies described below:

     - develop niche markets for products and services that allow an opportunity to perform more effectively and efficiently than major energy services companies;

     - select products and services that complement each other in the manufacturing, aftermarket, and service arenas;

     - expand higher margin aftermarket services by promoting rapid response to customer needs;

     - focus primarily on the Gulf Coast region and high pressure gas markets;

     - seek internal growth opportunities through cross-selling of existing and new products and services; and

     - complete strategic add-on acquisitions that are accretive to earnings.

     T-3 believes that the oilfield service industry will continue to consolidate as industry participants seek to gain access to additional markets and broader product offerings. T-3 believes that its customers have an increasing desire for vendors to "bundle" a wide range of products and services and that its customers will continue to invest in the energy industry's upstream and downstream infrastructure.

PRODUCTS AND SERVICES

     From 14 locations on the Gulf Coast, T-3 (1) manufactures, remanufactures, repairs and distributes valves, chokes, actuators and other pressure control related products, (2) remanufactures and repairs drilling equipment, (3) sells, remanufactures and repairs electric motors and generators and (4) distributes a wide range of pipes, valves, stud bolts, gaskets and other ancillary products. The valves, chokes, actuators, and the pressure control products are used to start, stop, and monitor the flow of liquids and gases and to protect equipment and personnel from excessive or sudden changes in pressure. The drilling machinery, including drawworks, mud pumps, rotary tables, blowout preventers and pipe handling equipment, are major mechanical and pressure control components of drilling and well servicing rigs. These components are essential to the pumping of fluids, the hoisting, supporting and rotating of the drill string, and controlling sudden changes in well pressure which may cause the well to ignite. The electric motors are used in numerous applications to provide power to equipment in petrochemical plants and refineries and on offshore production platforms and drilling and well servicing rigs. The generators are used on offshore platforms on drilling rigs to generate the electric power necessary for operations. The primary customers for these products and services are: (1) companies in the exploration, production, and pipeline transportation of oil and gas, (2) companies in the petrochemical, chemical and petroleum refining industries, and (3) onshore and offshore contract drilling and well servicing companies. The specialty distribution of pipes, valves, stud bolts, gaskets and ancillary products is carried out through a network of five distribution centers located along the Louisiana and Texas Gulf Coasts. The products stocked at each location vary depending upon local customer needs. The primary customers for these products are: (1) companies in the exploration, production and pipeline transmission of oil and gas, (2) shipyards engaged in the manufacture, refurbishment and repair of barges and seagoing vessels, and (3) offshore fabrication companies located along the Gulf Coast.

  Marketing

     T-3 markets its products primarily through its direct sales force of 32 persons. T-3 believes that its proximity to customers is a key to maintaining and increasing sales. A majority of T-3's sales are on a purchase order basis at fixed prices on normal 30-day trade terms. Large orders may be filled on a contract basis, depending on the circumstances. International sales are typically made with agent or representative arrangements, and significant sales are secured by letters of credit.

  Competition

     Many of the markets in which T-3 competes are highly fragmented, and many competitors in these niche markets are relatively small, privately-held businesses. Competition is based on several competitive factors, including reputation, manufacturing capabilities, availability of plant capacity, price, performance and dependability. Although T-3 does not typically maintain supply or service contracts with its customers, a significant portion of T-3's revenues represents repeat business from its customers. T-3 competes with a large number of companies, none of which are dominant, and many of whom possess greater financial resources or offer certain products and services it does not offer.

  Manufacturing Facilities

     T-3 operates 14 facilities, all located in the Gulf Coast region, which range in size from less than 3,000 square feet to approximately 56,900 square feet of manufacturing and related space, or an aggregate of approximately 274,400 square feet. Of this total, about 111,300 square feet of manufacturing and related space is located in leased premises under leases expiring at various dates through 2006. T-3 believes its facilities are suitable for their present and intended purposes and are adequate for its current level of operations.

  Environmental Regulations

     T-3 is subject to numerous federal, state and local laws and regulations relating to the storage, handling, emission and discharge of materials into the environment, including the Comprehensive Environmental Response Compensation and Liability Act, the Clean Water Act, the Clean Air Act and the Resource Conservation and Recovery Act. Each of these statutes allows the imposition of substantial civil and criminal penalties, as well as permit revocation, for violations of the requirements. Although T-3's operations may involve environmental management issues typically associated with manufacturing operations, T-3 believes that it is in material compliance with all environmental laws. T-3 has no current plans for substantial capital expenditures in this area. It is not a party to any threatened or pending legal proceedings or administrative actions relating to the environment. It is possible that future developments, such as changes in existing laws, regulations or enforcement practices under environmental laws, could lead to material costs of environmental compliance and cleanup by T-3.

  Employees

     As of May 31, 2001, T-3 had a total of 516 employees, 144 of whom are salaried and 372 of whom are paid on an hourly basis. The entire work force is employed within the United States. T-3 considers its relations with its employees to be good.

EXECUTIVE COMPENSATION

     The following table shows, for the year 2000, the annual compensation paid by T-3 to or earned by each person who will serve as an executive officer of the combined company immediately after the merger closes.

                           SUMMARY COMPENSATION TABLE

                                                                   LONG TERM COMPENSATION
                                                                       AWARDS PAYOUTS
                                                            ------------------------------------
                                  ANNUAL COMPENSATION       RESTRICTED   SECURITIES   LONG TERM
                              ---------------------------     STOCK      UNDERLYING   INCENTIVE     ALL OTHER
NAME & PRINCIPAL POSITION     YEAR   SALARY($)   BONUS($)   AWARDS($)    OPTIONS(1)   PAYOUTS($)   COMPENSATION
-------------------------     ----   ---------   --------   ----------   ----------   ----------   ------------
Michael L. Stansberry.......  2000    156,667      -0-         -0-          5,926        -0-           -0-
  President and Chief
  Executive Officer
Michael T. Mino.............  2000    117,167      -0-         -0-          2,370        -0-           -0-
  Vice President, Chief
  Financial Officer,
  Treasurer and Secretary

---------------
(1) The options were granted on the date of employment for each of Mr. Stansberry (February 28, 2000) and Mr. Mino (March 20, 2000). One-half of these options vest in equal quarterly amounts annually over four years from the date of grant. The vesting provisions of the remaining options were amended in June 2001 from performance criteria and vest 33 1/3% on the third, fourth and fifth anniversaries of the date of employment. In June 2001, additional options were granted (Mr. Stansberry -- 5,180 options; Mr. Mino -- 2,004), 50% of which vest in equal quarterly amounts from the date of employment, and 50% of which vest 33 1/3% on the third, fourth and fifth anniversaries of the date of employment. Under the terms of the merger agreement, any outstanding T-3 options will be converted into combined company options based on the merger exchange rate.

EMPLOYMENT AGREEMENTS

     T-3 has employment agreements with Michael L. Stansberry, its president and chief executive officer, and Michael T. Mino, its vice president, chief financial officer, treasurer and secretary. The agreements are for a one-year term commencing February 2000 for Mr. Stansberry and March 2000 for Mr. Mino, and are automatically renewed at the end of each calendar month such that the remaining term of the agreement is always one year. The employment agreements provide for annual base salaries of $200,000 for Mr. Stansberry and $165,000 for Mr. Mino. Each of the agreements contains non-competition covenants for two years after termination of the agreement and standard confidentiality covenants with respect to T-3's trade secrets. The agreements also provide for monthly severance payments (1) for a period of one year equal to the employee's monthly base salary on termination of employment by T-3 other than due to death, disability or cause (as defined in the agreements) and (2) for a period of two years equal to the employee's monthly base salary, if, within 18 months of a change of control transaction (including the merger), the executive has a material demotion in his title or responsibilities or is transferred outside of Houston, Texas, and the executive resigns within 60 days after that demotion or transfer.

                   SELECTED HISTORICAL FINANCIAL DATA OF T-3

     T-3 was incorporated in October 1999, but did not engage in business activities until the acquisition of Cor-Val, Inc. on February 29, 2000. T-3 acquired Preferred Industries, Inc. on April 30, 2000. For financial reporting purposes, T-3 was deemed the accounting acquiror of both Cor-Val and Preferred Industries and applied the purchase method of accounting in both acquisitions. Cor-Val and Preferred Industries have been identified as predecessors to T-3 for financial reporting purposes. The results of operations for Cor-Val and Preferred Industries are included in the operating results of T-3 from their respective dates of acquisition.

     The following selected unaudited historical financial data for the year ended December 31, 2000 was derived from the audited consolidated financial statements of T-3. The financial data for the three month periods ended March 31, 2001 and 2000 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which T-3 considers necessary for a fair presentation of the financial position and the results of operations for each period. Operating results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the entire year or any future periods. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this joint proxy statement-prospectus.

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,                YEAR ENDED
                                                         -------------------------------    DECEMBER 31,
                                                              2001             2000             2000
                                                         --------------   --------------   --------------
                                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
OPERATING DATA(1):
Sales..................................................      $13,392          $1,339          $ 25,683
Cost of sales..........................................        8,559             651            15,171
                                                             -------          ------          --------
Gross profit...........................................        4,833             688            10,512
Selling, general and administrative....................        2,962             355             6,767
                                                             -------          ------          --------
Operating income.......................................        1,871             333             3,745
Interest expense.......................................         (964)           (183)           (2,722)
Other income (expense).................................            2               5               (20)
                                                             -------          ------          --------
Income before income taxes.............................          909             155             1,003
Income tax expense.....................................          452              81               668
                                                             -------          ------          --------
Net income.............................................      $   457          $   74          $    335
                                                             =======          ======          ========
Basic earnings per share...............................      $  2.11          $34.88          $   2.34
                                                             =======          ======          ========
Diluted earnings per share.............................      $  1.91          $34.88(2)       $   2.34(2)
                                                             =======          ======          ========
Weighted average common shares outstanding -- basic....      216,977           2,110           143,367
Weighted average common shares
  outstanding -- diluted...............................      301,857           2,110(2)        143,367(2)

                                                                AS OF        AS OF
                                                              MARCH 31,   DECEMBER 31,
                                                                2001          2000
                                                              ---------   ------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................   $ 7,466      $ 6,663
Total assets................................................    69,428       66,819
Long-term debt..............................................    28,581       28,083
Convertible subordinated debt from shareholder..............     8,000        8,000
Total liabilities...........................................    46,938       44,786
Shareholders' equity........................................    22,490       22,033

---------------

(1) T-3 has not paid cash dividends for any of the periods presented.

(2) The impact from the assumed conversion of T-3's convertible subordinated debt was not included in the computation of diluted earnings per share because its inclusion would have been anti-dilutive.

COR-VAL, INC.

     The following selected unaudited historical financial data has been derived from the audited consolidated financial statements of Cor-Val, Inc. as of and for the year ended March 31, 1999 and for the eleven months ended February 29, 2000. Cor-Val has been identified as a predecessor to T-3 for financial reporting purposes. The data should be read in conjunction with the financial statements, related notes and other financial data included elsewhere in this joint proxy statement-prospectus.

                                                              ELEVEN MONTHS
                                                                  ENDED
                                                              FEBRUARY 29,      YEAR ENDED
                                                                 2000(2)      MARCH 31, 1999
                                                              -------------   --------------
                                                                      (IN THOUSANDS)
OPERATING DATA(1):
Sales.......................................................     $10,842         $10,310
Cost of sales...............................................       5,577           4,818
                                                                 -------         -------
Gross profit................................................       5,265           5,492
Selling, general and administrative.........................       3,649           4,130
                                                                 -------         -------
Operating income............................................       1,616           1,362
Interest expense............................................         (88)           (120)
Other income (expense)......................................         141              23
                                                                 -------         -------
Income before income taxes..................................       1,669           1,265
Income tax expense (benefit)................................          51             468
                                                                 -------         -------
Net income..................................................     $ 1,618         $   797
                                                                 =======         =======

                                                                   AS OF
                                                               MARCH 31, 1999
                                                               --------------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA(1):
Working capital.............................................       $1,289
Total assets................................................        4,041
Long-term debt..............................................           94
Total liabilities...........................................        1,686
Shareholders' equity........................................        2,355

---------------

(1) Financial data for periods prior to fiscal 1999 has not been presented as sufficient detailed accounting records are not readily available to convert financial information to U.S. generally accepted accounting principles on a comparable basis. Additionally, T-3 management believes that this information would not be meaningful in relation to the trend of T-3's current operating results or financial condition.

(2) In July 1999, Cor-Val purchased all of the equity securities of Cor-Val Services, Inc. in exchange for common stock.

PREFERRED INDUSTRIES, INC.

     The following selected historical financial data has been derived from the audited financial statements of Preferred Industries, Inc. as of and for the years ended December 31, 1999 and 1998 and for the four months ended April 30, 2000. Preferred Industries has been identified as a predecessor to T-3 for financial reporting purposes. The data should be read in conjunction with the financial statements, related notes and other financial data included elsewhere in this joint proxy statement-prospectus.

                                                                                  YEARS ENDED
                                                               FOUR MONTHS       DECEMBER 31,
                                                                  ENDED        -----------------
                                                              APRIL 30, 2000    1999      1998
                                                              --------------   -------   -------
                                                                        (IN THOUSANDS)
OPERATING DATA(1):
Sales.......................................................      $3,808       $12,925   $18,040
Cost of sales...............................................       2,526         8,501    12,266
                                                                  ------       -------   -------
Gross profit................................................       1,282         4,424     5,774
Selling, general and administrative.........................         641         4,449     5,545
                                                                  ------       -------   -------
Operating income (loss).....................................         641           (25)      229
Interest expense............................................         (62)         (205)     (146)
Other income (expense)......................................          39           138       107
                                                                  ------       -------   -------
Income (loss) before income taxes...........................         618           (92)      190
Income tax expense..........................................         266            39        87
                                                                  ------       -------   -------
Net income (loss)...........................................      $  352       $  (131)  $   103
                                                                  ======       =======   =======

                                                                   AS OF
                                                                DECEMBER 31,
                                                              ----------------
                                                               1999      1998
                                                              ------    ------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA(1):
Working capital.............................................  $2,189    $2,448
Total assets................................................   6,923     7,942
Long-term debt..............................................   1,843     2,358
Total liabilities...........................................   3,228     4,116
Shareholders' equity........................................   3,695     3,826

---------------

(1) Financial data for periods prior to fiscal 1998 has not been presented as sufficient detailed accounting records are not readily available to convert financial information to U.S. generally accepted accounting principles on a comparable basis. Additionally, T-3 management believes that this information would not be meaningful in relation to the trend of T-3's current operating results or financial condition.

                    T-3 MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The following discussion of T-3's historical results of operations and financial condition should be read in conjunction with T-3's consolidated financial statements and related notes included elsewhere in this joint proxy statement-prospectus. All per share amounts included in this discussion are based on "diluted" shares outstanding.

     T-3 was incorporated in October 1999, but it did not engage in business activities until the acquisition of Cor-Val, Inc. on February 29, 2000. T-3 acquired Preferred Industries, Inc. on April 30, 2000. For financial reporting purposes, T-3 was deemed the accounting acquiror of both Cor-Val and Preferred Industries and applied the purchase method of accounting in both acquisitions. In this joint proxy statement-prospectus, T-3 sometimes refers to Cor-Val and Preferred Industries together as the "Predecessors." The results of operations for the Predecessors are included in the operating results of T-3 from their respective dates of acquisition.

     During the year 2000, T-3 acquired five operating companies in transactions accounted for using the purchase method of accounting. T-3 acquired Cor-Val for approximately $21.4 million in cash, plus liabilities assumed and the issuance of 6,000 shares of T-3 common stock. On April 30, 2000, T-3 acquired Preferred Industries for approximately $18.8 million in cash, plus liabilities assumed and the issuance of 2,000 shares of T-3 common stock. On April 30, 2000, T-3 acquired O&M Equipment, Inc. for approximately $1.4 million in cash plus liabilities assumed. Additionally, T-3 acquired Control Products of Louisiana, Inc. and Coastal Electric Motors, Inc. in September 2000 and November 2000, respectively, for total consideration of approximately $10.3 million in cash, plus liabilities assumed.

     The following schedule summarizes investing activities related to year 2000 acquisitions included in T-3's consolidated statement of cash flows:

Fair value of tangible and intangible assets, net of cash
  acquired..................................................   $21,442,799
Goodwill recorded...........................................    36,950,316
Total liabilities assumed...................................    (6,503,527)
                                                               -----------
Cash paid for acquisitions, net of cash acquired............   $51,889,588
                                                               ===========

     The operations of the acquired businesses and assets are included in T-3's consolidated statement of operations from their respective acquisition dates.

     For the O&M Equipment acquisition, T-3 has entered into an earnout agreement which is based on the performance of the acquired company through fiscal year 2002. The former shareholders of O&M Equipment can receive up to an additional $1 million of cash consideration. Any additional consideration will be recorded at the time of payment as additional purchase price and is accrued at fiscal year end.

     The financial statements of T-3 for the year ended December 31, 2000 reflect operations for the ten-month period from March 1, 2000 (the date the company commenced business operations) to December 31, 2000. The results of operations of T-3 for the year ended December 31, 2000 are not comparable to the results of operations for the comparable periods for each of the predecessor companies because (1) T-3 was not engaged in business operations prior to March 1, 2000, (2) T-3 made three acquisitions during the year 2000 in addition to the Predecessors which are not reflected for the full period, and (3) the information presented for the Predecessors does not reflect the purchase accounting adjustments recorded by T-3.

     On May 7, 2001, simultaneous with the signing of the merger agreement with IHI, T-3 acquired A&B Bolt & Supply, Inc., a subsidiary of IHI, for $15 million in cash plus liabilities assumed in a transaction accounted for using the purchase method of accounting. The results of operations of A&B Bolt will be included in T-3's operating results from the date of acquisition.

RESULTS OF OPERATIONS OF T-3

  Three Months Ended March 31, 2001 Compared to Three Months Ended March 31,
2000

     T-3's revenues increased from $1.3 million for the first quarter 2000 to $13.4 million for the first quarter 2001. Revenues for the first quarter 2000 reflect only one month's revenues from T-3's initial acquisition of Cor-Val on February 29, 2000. Revenues for the first quarter 2001 reflect the activity of all five acquisitions made in 2000 with the majority of revenues being derived from the manufacture, remanufacture, repair and distribution of pressure control related products.

     Cost of sales as a percentage of revenues was 49% for the first quarter of 2000 as compared to 64% for the first quarter of 2001. The increase is primarily attributable to T-3's mix of products and services in the first quarter of 2001 as compared to the one month of operations of Cor-Val in the first quarter of 2000. Additionally, the companies acquired in the second half of 2000 generally have lower gross profit margins because a portion of their revenues are derived from the sale of control products and lower margin jobs on the remanufacture and repair of electric motors and generators.

     Depreciation and amortization expenses increased from $.1 million to $.9 million. The majority of this increase is attributable to the five acquisitions made in 2000 with the remainder attributable to 2000 capital expenditures.

     Selling, general and administrative expenses increased from $.4 million to $3.0 million. Of the $2.6 million increase, $.6 million was attributable to the amortization of intangibles associated with the five acquisitions made in 2000. The remainder is attributable to a full quarter of selling, general and administrative expenses for all T-3 entities in 2001, as compared to one month of such expenses for the first quarter of 2000.

     Interest expense increased from $.2 million in the first quarter 2000 to $1.0 million for the first quarter 2001. This increase is due to additional indebtedness incurred in connection with the acquisitions in 2000. Additionally, the first quarter of 2000 only reflects one month's borrowing for T-3's acquisition of Cor-Val.

     Income tax expense increased from $.1 million in the first quarter 2000 to $.5 million in the first quarter of 2001. The increase is attributable to higher pretax income along with higher nondeductible amortization of goodwill in the first quarter of 2001, as compared to the first quarter of 2000.

  Year Ended December 31, 2000

     Revenues were $25.7 million for the year ended December 31, 2000. Revenues were generated from the five companies acquired during the year, with $21.8 million of the revenue being derived from the operations of Cor-Val and Preferred Industries. These revenues consisted primarily of pressure control product sales, blowout preventer sales and repairs and custom manufacturing sales.

     Cost of sales was $15.2 million or 59% of revenues for the year ended December 31, 2000. Cost of sales as a percentage of revenues was lower than it would have been had T-3 owned all of the operating companies for the entire year. The businesses acquired in the last quarter of 2000 typically generate a slightly lower gross profit margin as compared to the companies acquired in the first half of 2000. As such, cost of sales would typically be slightly higher than the 59% of revenues experienced in 2000.

     Selling, general and administrative expenses were $6.8 million for the year ended December 31, 2000. Of this amount, $1.5 million was related to the amortization expense of intangibles associated with the five acquisitions. In the second half of 2000, T-3 began the implementation of its manufacturing and financial information system, as well as, the centralization of various administrative activities for the larger acquisitions.

     Interest expense was $2.7 million, or 11% of revenues, for the year ended December 31, 2000. The interest expense resulted primarily from a $25 million bridge loan from T-3's principal shareholder. The interest rate on this bridge loan escalated throughout the year. On September 29, 2000, T-3 refinanced the bridge loan with a senior credit facility and an $8 million convertible note with its principal shareholder. The senior credit facility provides for market interest rates with its current facility, which has resulted in a lower interest expense amount in the fourth quarter of 2000.

     Depreciation and amortization was $1.9 million for the year ended December 31, 2000. This amount primarily relates to the amortization of intangibles associated with the five acquisitions completed during 2000.

     T-3 is subject to U.S. federal and state taxes and recorded a combined effective tax rate of 67% in 2000. The tax rate in excess of statutory rates was primarily attributable to nondeductible goodwill associated with substantially all of the acquisitions completed during 2000.

RESULTS OF OPERATIONS OF COR-VAL, INC.

  Eleven Months Ended February 29, 2000 compared to Year Ended March 31, 1999

     The results of operations and cash flows for the interim eleven months ended February 29, 2000, are not necessarily indicative of the results for the entire fiscal year.

     Revenues increased to $10.8 million for the eleven months ended February 29, 2000 compared to $10.3 million for the year ended March 31, 1999. The decrease in sales due to a reduction in worldwide rig count, continued caution regarding the strength of oil and gas prices and ongoing cost reduction efforts by oil and gas companies was offset by the acquisition of Cor-Val Services, Inc. on July 1, 1999. Cor-Val Services focuses on the repair, refurbishment and sale of blowout preventers, valves, control valves and chokes.

     Cost of sales increased to $5.6 million for the eleven months ended February 29, 2000, compared to $4.8 million for the year ended March 31, 1999. As a percentage of revenues, cost of sales was 51% for the eleven months ended February 29, 2000, compared to 47% of revenues for the year ended March 31, 1999. The higher percentage is primarily attributable to lower gross profit margins on several pressure control repair jobs which were generated after the acquisition of Cor-Val Services on July 1, 1999, coupled with more fixed costs attributable to the lower revenues generated by Cor-Val during that period.

     Selling, general and administrative expenses decreased to $3.6 million for the eleven months ended February 29, 2000, compared to $4.1 million for the year ended March 31, 1999. This decrease was primarily attributable to lower compensation paid to the former owners during the eleven months ended February 29, 2000, as compared to the previous year due to the pending sale of Cor-Val to T-3.

     Interest expense was $.1 million for the eleven months ended February 29, 2000 and for the year ended March 31, 1999.

     Income tax expense decreased $.4 million for the eleven months ended February 29, 2000, compared to the year ended March 31, 1999. The decrease is attributable to Cor-Val, Inc. electing to be treated as an S Corporation effective April 1, 1999. The deferred taxes previously recorded on Cor-Val, Inc.'s March 31, 1999, balance sheet have been removed and charged to the provision for income taxes as of the effective date. The income of Cor-Val, Inc. for the eleven months ended February 29, 2000, is taxable to the stockholders and thus no provision for income taxes is made in the accounts of Cor-Val, Inc.

RESULTS OF OPERATIONS OF PREFERRED INDUSTRIES, INC.

  Four Months Ended April 30, 2000

     The results of operations for the period, January 1, 2000, through April 30, 2000, are not necessarily comparable to the results of operations for the years ended December 31, 1999 and 1998.

     Revenues for the four months ended April 30, 2000, were $3.8 million.

     Cost of sales was $2.5 million for the four months ended April 30, 2000, or 66% of revenues.

     Selling, general and administrative expenses were $.6 million or 17% of revenues. This expense is substantially less than in prior periods as the company incurred lower compensation expenses to former owners as compared to prior years due to the pending sale of Preferred Industries to T-3.

     Interest expense was $.1 million for the four months ended April 30, 2000. Such amounts when annualized are lower than the prior year due to reduced debt levels with its lending institutions.

     Income tax expense was $.3 million for the four months ended April 30, 2000. Preferred is subject to U.S. federal and state taxes and recorded an effective tax rate of 43% for the four months ended April 30, 2000. The tax rate in excess of statutory rates was primarily attributable to other nondeductible expenses.

  Year Ended December 31, 1999, Compared to December 31, 1998

     Revenues decreased to $12.9 million for 1999, compared to $18.0 million for 1998. The revenue decrease was primarily attributable to a reduction in the worldwide rig count, customers' concerns regarding the strength of oil and gas prices, consolidation within the oil and gas industry, and ongoing cost reduction efforts by oil and gas companies.

     Cost of sales decreased $3.8 million, or 31%, in 1999 compared to 1998. Gross profit margin was 34% in 1999 compared to 32% in 1998. This gross profit margin increase was attributable to Preferred Industries having a higher percentage of new customer manufacturing revenues in 1999 as compared to 1998 which revenues typically generate higher profit margins. This increase was offset by a charge of $.3 million to cost of sales during 1999 for the write-off of inventory that Preferred Industries determined was not saleable.

     Selling, general and administrative expense decreased from $5.5 million in 1998 to $4.4 million in 1999. As a percentage of revenues, these expenses were 34% in 1999 compared to 31% in 1998. This increase as a percentage of revenues is attributable to lower revenues in 1999 as compared to 1998.

     Interest expense increased to $.2 million in 1999 as compared to $.1 million in 1998. The increase is attributable to Preferred Industries borrowing $1.7 million on September 10, 1998, and approximately $1.2 million on March 5, 1998.

     Income tax expense decreased from $.09 million in 1998 to $.04 million in 1999. The decrease is attributable to a pretax loss along with higher nondeductible insurance expense during 1999 as compared to 1998.

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 2001, T-3 had working capital of $7.5 million. The significant components of its current assets are accounts receivable and inventories.

     Total capital expenditures were $5.9 million in 2000. Additions and enhancements to its pressure control products facilities in Houma, Louisiana, and Houston, Texas, accounted for the majority of the capital expenditures. Additionally, a smaller portion of the expenditures were related to T-3's effort to implement and fully integrate a manufacturing and financial information system at several of its significant operating facilities.

     During February 2000, T-3 entered into a $25 million senior secured promissory note with First Reserve Fund VIII, the principal shareholder of T-3. This note was paid in full on September 29, 2000 with proceeds from the senior credit agreement described below and the $8 million convertible subordinated promissory note issued in favor of First Reserve Fund VIII in September 2000.

     On September 29, 2000, T-3 entered into a senior credit agreement with a financial institution (the "Credit Agreement"). The Credit Agreement includes a revolving loan commitment of $5 million (the "Credit Facility"), a Term A Loan commitment of $9 million, a Term B Loan commitment of $12 million and an acquisition term loan (the "Acquisition Term Loan") commitment of $4 million. As of May 7,

2001, the Credit Agreement was amended to increase the borrowing capacity of the revolving loan commitment to $10 million.

     The Credit Facility bears interest at the Index Rate (8.0% at March 31,
2001) plus 2.00% payable monthly or the applicable LIBOR (4.985% at March 31,
2001) plus 3.25% payable quarterly, based on the aggregate Revolving Credit Advances (as defined) outstanding from time to time. The outstanding principal balance is due no later than September 1, 2006.

     The Term A loan bears interest at the Index Rate plus 2.00% payable monthly or the applicable LIBOR plus 3.25% payable quarterly. The Term A Loan provides for 24 consecutive quarterly principal payments commencing December 1, 2000, at escalating amounts with the final payment due September 1, 2006.

     The Term B Loan bears interest at the Index Rate plus 2.50% payable monthly or the applicable LIBOR plus 3.75% payable quarterly. The Term B Loan provides for 28 consecutive quarterly principal payments commencing December 1, 2000, at escalating amounts with the final payment due on September 1, 2007.

     The Acquisition Term Loan bears interest at the Index Rate plus 2.00% payable monthly or the applicable LIBOR plus 3.25% payable quarterly. The Acquisition Term Loan provides for 20 consecutive equal quarterly principal payments commencing December 1, 2001. The final payment is due on September 1, 2006.

     The Credit Agreement's weighted average interest rate for the three months ended March 31, 2001 was 10.03%, and the year ended December 31, 2000 was 10.66%.

     The Credit Agreement provides, among other restrictions, that T-3 maintain compliance with certain financial covenants, including a limitation on capital expenditures, a minimum fixed charge coverage ratio, an interest coverage ratio, EBITDA and a maximum senior debt-to-EBITDA ratio. The Credit Agreement is collateralized by substantially all of the assets of T-3's subsidiaries.

     On September 29, 2000, T-3 issued a 12%, $8 million convertible promissory note to First Reserve Fund VIII. The proceeds of the note were used to fund the acquisition of Control Products of Louisiana, capital expenditures and to refinance other outstanding indebtedness to First Reserve Fund VIII. Interest is payable quarterly in arrears, either in cash or by issuance of an additional promissory note on identical terms. The note is convertible at $100 per share of T-3 common stock and matures on March 31, 2008. First Reserve Fund VIII has indicated that it intends to convert the note into shares of T-3 common stock prior to closing of the merger with IHI.

     On May 7, 2001, T-3 issued a 12%, $15 million convertible promissory note to First Reserve Fund VIII. The proceeds of the note were used to fund the acquisition of A&B Bolt from IHI. Interest is payable quarterly in arrears, either in cash or by issuance of an additional promissory note on identical terms. The note is convertible at $130.88 per share of T-3 common stock and matures on April 30, 2008. First Reserve Fund VIII has indicated that it intends to convert the note into shares of T-3 common stock prior to closing of the merger with IHI.

     In the second quarter of 2000, T-3 issued 185,977 shares of common stock to First Reserve Fund VIII and 3,000 shares of common stock to two directors for aggregate cash proceeds of approximately $18.9 million. On September 29, 2000, T-3 issued an additional 20,000 shares of common stock to an affiliate of General Electric Capital Corporation, CFE, Inc., for aggregate cash proceeds of $2.0 million.

     T-3 believes cash generated from operations and amounts available under the senior credit facility and from other sources of debt will be sufficient to fund operations, working capital needs, capital expenditure requirements and financing obligations. It also believes any significant increase in capital expenditures caused by any need to increase manufacturing capacity can be funded from operations or through debt financing.

     T-3 intends to pursue additional acquisition candidates, but the timing, size or success of any acquisition effort and the related potential capital commitments cannot be predicted. It expects to fund future cash acquisitions primarily with cash flow from operations and borrowings, including the unborrowed portion of the senior credit facility or new debt issuances, but may also issue additional equity either directly or in connection with acquisition. However, acquisition funds may not be available at terms acceptable to T-3.

INFLATION

     Although T-3 believes that inflation has not had any material effect on operating results, its business may be affected by inflation in the future.

SEASONALITY

     T-3 believes that its business is not subject to any significant seasonal factors, and it does not anticipate significant seasonality in the future.

NEWLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting For Derivative Instruments and Hedging Activities," which became effective for T-3's financial statements beginning in 2001. SFAS No. 133 requires a company to recognize all derivative instruments (including certain derivative instruments embedded in other contracts) as assets or liabilities in its balance sheet and measure them at fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. T-3 has not engaged in the use of derivative instruments or hedging activities and therefore believes that the impact of SFAS No. 133 on its existing accounting policies and financial reporting disclosures will not be material.

     In December 1999, SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," was issued. SAB No. 101 summarizes certain of the SEC staffs' views in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. T-3 believes that its policy with respect to revenue recognition is in accordance with the new guidelines and therefore there was no impact from the adoption of the new guidelines on the T-3's consolidated financial position or results of operations.

PROPOSED ACCOUNTING STANDARD

     In February 2001, the Financial Accounting Standards Board released a revised exposure draft for a proposed Statement of Financial Accounting Standards (SFAS), "Business Combinations and Intangible Assets -- Accounting for Goodwill." The proposed standards would, among other things:

     - prohibit the use of the pooling-of-interests method of accounting for business combinations; and

     - require that goodwill not be amortized in any circumstance; and

     - require that goodwill be tested for impairment annually or when events or circumstances occur between annual tests indicating that goodwill of a reporting unit might be impaired.

     The proposed standards would establish a new method of testing goodwill for impairment. The FASB has recently set transition provisions and the FASB plans to issue the final standards in June 2001. The proposed standards would take full effect in fiscal 2002. The provisions of any final standards could differ from those reflected in the exposure draft. As a result, the actual application of any final standard could result in different effects than those described above. T-3 has not tested goodwill for impairment under the proposed standards.

FORWARD-LOOKING STATEMENTS

     Some of the information in this document contains forward-looking statements. Statements that are not historical facts, including statements about T-3's beliefs and expectations, are forward-looking statements. Forward-looking statements typically are identified by use of terms such as "believe," "may," "will," "expect," "anticipate," "estimate," and similar words, although some forward-looking statements are expressed differently. You should be aware that T-3's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including changes in oil and gas prices, customer demand for its products and worldwide economic activity. You should also consider carefully the statements under "Risk Factors" which address additional factors that could cause its actual results to differ from those set forth in the forward-looking statements. Given these uncertainties, you are cautioned not to place undue reliance on any such forward-looking statements. T-3 disclaims any obligation or intent to update any such factors or forward-looking statements to reflect future events or developments.

                           ELECTION OF IHI DIRECTORS

     At the IHI annual meeting, three Class I directors are to be elected, each to hold office until the earlier of (1) the third annual meeting of shareholders following his or her election or (2) the date the merger with T-3 is consummated.

     The persons named in the accompanying proxy have been designated by the IHI board of directors as the nominees for the Class I directors of IHI. One of the nominees for Class I directors previously has been elected by the IHI shareholders to serve as a member of the IHI board of directors. Two of the nominees, Donald P. Carlin and Andrew Cormier, were appointed to the IHI board of directors on December 20, 2000, one to fill the vacancy on the board created by the resignation of Charles I. Anderson and the other resulting from an expansion of the number of members comprising the full IHI board of directors. Although the IHI board of directors does not contemplate that any of the nominees will become unavailable for election, if such a situation arises before the annual meeting, the persons named in the enclosed proxy will vote for the election of such other person(s) that the board of directors nominates, or the size of the board may be reduced accordingly.

                                                                                          DIRECTOR
NAME                                                  PRINCIPAL POSITION WITH IHI   AGE    SINCE
----                                                  ---------------------------   ---   --------
CLASS I DIRECTORS WHOSE TERM (IF ELECTED) WILL
  EXPIRE IN 2004 (OR COMPLETION OF THE MERGER, IF
  EARLIER)
Donald P. Carlin....................................  Director                       42     2000
Andrew Cormier......................................  Director                       58     2000
James W. Kenney.....................................  Director                       57     1992
CLASS II DIRECTORS WHOSE TERM WILL EXPIRE IN 2002
  (OR COMPLETION OF THE MERGER, IF EARLIER)
John P. Madden......................................  Director                       57     1992
John L. Thompson....................................  Director                       40     1997
CLASS III DIRECTORS WHOSE TERM WILL EXPIRE IN 2003
  (OR COMPLETION OF THE MERGER, IF EARLIER)
Robert E. Cone......................................  Chairman of the Board,         49     1989
                                                      President, Chief Executive
                                                      Officer and Director
Barbara S. Shuler...................................  Director                       53     1991
Charles E. Underbrink...............................  Director                       45     2000

                        DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is a complete discussion regarding the business experience of the directors of IHI and age and business experience of the executive officers of IHI.

NOMINEES FOR DIRECTORS

     Donald P. Carlin has served as a director of IHI since December 20, 2000. Mr. Carlin was Chief Executive Officer of IHI's subsidiary, Moores Pump and Services, Inc., from 1981 until it was acquired by IHI on April 3, 1998, when Mr. Carlin resigned his position. Mr. Carlin is the owner of Crossroads Investments L.L.C., which owns a facility located in Broussard, Louisiana that it leases to Moores Pump and Services.

     Andrew Cormier has served as a director of IHI since December 20, 2000 and has been President of IHI's Energy Group since June 1, 2000. Additionally, he is President of IHI's subsidiary, Manifold Valve Services, Inc. Mr. Cormier was a founder of Manifold Valve and has served as its President since inception in 1989. Mr. Cormier is also a director of Jeff Davis Bank, located in Jennings, Louisiana.

     James W. Kenney has served as a director of IHI since October 1992. Since October 1993, Mr. Kenney has served as Executive Vice President of San Jacinto Securities, Inc. From February 1992 to September 1993, he served as the Vice President of Renaissance Capital Group, Inc. Prior to that time, Mr. Kenney served as Senior Vice President for Capital Institutional Services, Inc. and in various executive positions with major southwest regional brokerage firms, including Rauscher Pierce Refsnes Inc. and Weber, Hall, Sale and Associates, Inc. Mr. Kenney is a director of Consolidated Health Care Associates, Inc., a company that operates physical rehabilitation centers; Scientific Measurement Systems, Inc., a developer of industrial digital radiography and computerized tomography; and Tricom Corporation, a company that develops products and services for the telecommunication industry.

OTHER DIRECTORS

     Robert E. Cone founded IHI in 1989 and served as IHI's President, Chief Executive Officer and Chairman of the Board from 1989 until June 1, 2000. From June 1, 2000 until December 18, 2000, Mr. Cone served solely as IHI's Chairman of the Board. Effective December 18, 2000, Mr. Cone resumed his duties as IHI's President and Chief Executive Officer.

     John P. Madden has served as a director of IHI since October 1992. From January 1992 to April 1993, Mr. Madden served as Chairman of the Board of The Rex Group, Inc., which was purchased by IHI in 1992. Mr. Madden is Chairman and Chief Executive Officer of Ashburn Industries, Inc., a metalworking fluids manufacturer, and Mr. Madden is engaged in private industrial commercial real estate activity.

     Barbara S. Shuler has served as a director of IHI since September 1991 and served as Secretary of IHI from February 1992 to July 2000. Since 1974, Ms. Shuler has been self-employed in auction management, marketing, advertising and promotional aspects of the equine industry, serving as President of Shuler, Inc.

     John L. Thompson has served as a director of IHI since 1997. Mr. Thompson is a director, Chief Executive Officer and President of St. James Capital Corp. and SJMB, L.L.C., which are Houston-based merchant banking firms. Prior to co-founding St. James in August 1995, Mr. Thompson served as a Managing Director of Corporate Finance at Harris Webb & Garrison, a regional investment banking firm with a focus on mergers and acquisitions, financial restructuring and private placements of debt and equity issuances. He is also a director of Black Warrior Wireline Corp.

     Charles E. Underbrink was appointed as a director of IHI on February 16, 2000 to fill a vacancy on the board of directors. He is the Chairman of St. James Capital Corp. and SJMB, L.L.C. From August 1996 to the present, Mr. Underbrink has been a principal of HUB, Inc., which is a lender to small capitalization businesses and an operator of mini-storage facilities located in Minnesota and Wisconsin. He is also a director of Imperial Credit Industries, Inc., Black Warrior Wireline Corp., Sommerset House Publishing, Inc. and Monorail Computer Corporation.

OTHER EXECUTIVE OFFICERS

     Titus H. Harris, III, 40, has served as Executive Vice President and Chief Financial Officer of IHI since July 1, 2000 and has been employed by IHI since March 1, 2000. Additionally, he was a consultant to IHI from December 1999 to March 1, 2000. Previously, Mr. Harris was Executive Vice President and Chief Financial Officer of The GNI Group, Inc., a custom chemical manufacturing and waste management company from July 1990 until December 1998, and a Vice President from July 1985 through June 1990.

     Larry G. Hodges, 53, has served as Vice President of Administration of IHI since July 17, 2000. Previously, Mr. Hodges was employed from 1981 until July 2000 by Southdown, Inc., a manufacturer of cement and concrete products. While at Southdown, Mr. Hodges served as Director of Benefits from 1988 until July 2000 where he directed the Corporate Benefits Department, which included all of Southdown's benefit programs in both union and non-union environments.

     Stephen W. Nash, 46, has served as Vice President, Secretary and General Counsel of IHI since July 1, 2000. Previously, Mr. Nash was Director of Tax from June 1999 through June 2000. He was also a consultant to IHI from January 1999 to June 1, 1999. Before joining IHI, Mr. Nash was employed by Mitchell Energy & Development Co., Inc., an energy and real estate development company.

     Christine A. Smith, 48, has served as Executive Vice President and Chief Accounting Officer of IHI since July 1, 2000. Previously, Ms. Smith was Executive Vice President and Chief Financial Officer of IHI from January 1995 through June 2000. From April 1989 through December 1994, Ms. Smith was a principal of The Spinnaker Group, an investment banking firm providing services primarily to manufacturing and distribution companies. Prior to joining The Spinnaker Group, Ms. Smith, a certified public accountant, was a Senior Manager with Ernst & Young.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934 requires IHI's officers and directors, and persons who own more than 10% of a registered class of its equity securities to file reports of ownership and changes of ownership with the SEC. Officers, directors and greater than 10% shareholders are required to furnish IHI with copies of all Section 16(a) reports they file. Based solely on IHI's review of the forms received, IHI believes that during 2000, all filing requirements applicable to its officers, directors and greater than 10% shareholders were timely met.

BOARD OF DIRECTORS AND COMMITTEE ACTIVITY: STRUCTURE AND COMPENSATION

     IHI's operations are managed under the broad supervision of the board of directors, which has ultimate responsibility for the establishment and implementation of its general operating philosophy, objectives, goals and policies. During 2000, the board of directors held seven meetings. Each director attended at least 75% of the meetings held by the board or meetings of board committees of which he was a member during his tenure in 2000, except for Mr. Underbrink who attended five board meetings and Mr. Anderson who attended three board meetings. During 2000, outside directors received an annual fee of $15,000, $1,500 for attendance at board meetings and $500 for attendance at committee meetings, as well as reimbursement for reasonable travel expenses incurred in attending such meetings. In 2000, 60,000 non-qualified stock options were awarded to each of the non-employee directors (Messrs. Kenney, Madden, Thompson and Underbrink and Ms. Shuler).

COMMITTEES OF THE IHI BOARD OF DIRECTORS

     Under delegated authority, various board functions are discharged by the standing committees of the board of directors. The Audit Committee of the board of directors, composed of Messrs. Madden and

Kenney and Ms. Shuler, makes recommendations to the board of directors concerning the selection and engagement of IHI's independent public accountants and reviews the scope of the annual audit, audit fees and results of the audit. The Audit Committee also reviews and discusses with management and the board of directors such matters as accounting policies, internal accounting controls and procedures for preparation of financial statements. All members of the Audit Committee are independent directors (as independence is defined in Rule 4200(a)(15) of the Nasdaq Marketplace rules). The Audit Committee held three meetings in 2000.

     The Compensation Committee is composed of Messrs. Madden, Thompson and Kenney, and held five meetings in 2000. The Compensation Committee sets the compensation for IHI executive, managerial and technical personnel and administers the IHI stock option and other compensation plans.

     The board of directors does not have a Nominating Committee.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table provides certain summary information covering compensation paid or accrued during 2000, 1999 and 1998 to IHI's president and chief executive officer, former president and chief executive officer, and the other executive officers, whose annual compensation, determined as of the end of the last fiscal year, exceeds $100,000.

                                                                                     LONG-TERM
                                                                                   COMPENSATION
                                                                             -------------------------
                                               ANNUAL COMPENSATION           SECURITIES     ALL OTHER
NAME AND                                 -------------------------------     UNDERLYING      COMPEN-
PRINCIPAL POSITION                YEAR   SALARY($)   BONUS($)   OTHER($)     OPTIONS(#)     SATION($)
------------------                ----   ---------   --------   --------     ----------     ----------
Robert E. Cone(1)...............  2000    250,000         --    668,000(2)    300,000(3)        0
  Chairman, President and         1999    250,000     18,800     92,300(2)     90,000           0
  Chief Executive Officer         1998    259,153     16,000      4,800(2)    400,000(4)        0
Michael N. Marsh(5).............  2000    115,409         --         --       450,000(5)        0
  Former President and Chief
  Executive Officer
Titus H. Harris, III............  2000    139,813         --         --       250,000           0
  Executive Vice President and
  Chief Financial Officer
Stephen W. Nash.................  2000    120,517         --      1,738(2)     40,000           0
  Vice President, Secretary       1999     63,541         --         --        10,000           0
  And General Counsel
Christine A. Smith(6)...........  2000    166,000         --    448,490(2)    120,000           0
  Executive Vice President and    1999    160,000     18,800     35,167(2)     60,000           0
  Chief Accounting Officer        1998    160,000     16,000      6,000(2)    200,000(4)        0

---------------

(1) Mr. Cone served as President and Chief Executive Officer from IHI's inception until June 1, 2000. Then, effective December 18, 2000, Mr. Cone resumed his duties as President and Chief Executive Officer. In addition, he continues to serve as Chairman of the Board.

(2) Fringe benefits of $3,000 in 2000, and $4,800 in 1999 and 1998 for Mr. Cone; $1,738 in 2000 for Mr. Nash; and $2,490 in 2000, and $6,000 in 1999 and 1998
    for Ms. Smith. Also included in these totals is debt forgiveness of $552,000 in 2000 and $87,500 in 1999 for Mr. Cone, and $378,000 in 2000 and $29,167
    in 1999 for Ms. Smith. In addition, these totals include a stock grant to Mr. Cone of 100,000 shares in 2000 valued at $113,000 and a stock grant to Ms. Smith of 60,000 shares in 2000 valued at $68,000.

(3) IHI issued warrants to purchase 300,000 shares of IHI's common stock to Robert E. Cone at an exercise price of $1.25 per share as compensation for services rendered. These warrants were valued at $81,000.

(4) The Compensation Committee canceled these options in April 1999.

(5) Mr. Marsh served as President and Chief Executive Officer from June 1, 2000 until December 18, 2000. As a result of Mr. Marsh's departure from IHI, 300,000 of these options were canceled.

(6) Ms. Smith served as Executive Vice President and Chief Financial Officer from January 1995 until July 1, 2000 when Ms. Smith was appointed Executive Vice President and Chief Accounting Officer.

     Option Grants in 2000. The following table provides certain information with respect to options granted to IHI's executive officers during 2000 under its stock option plans:

                                                                                             POTENTIAL REALIZABLE
                                                                                               VALUE AT ASSUMED
                                                  INDIVIDUAL GRANTS                             ANNUAL RATES OF
                           ---------------------------------------------------------------           STOCK
                           NUMBER OF SHARES   PERCENT OF TOTAL                                PRICE APPRECIATION
                           OF COMMON STOCK    OPTIONS GRANTED      EXERCISE                   FOR OPTION TERMS(3)
                              UNDERLYING      TO EMPLOYEES IN       PRICE       EXPIRATION   ---------------------
NAME                       OPTIONS GRANTED      FISCAL YEAR      ($/SHARE)(2)      DATE        5%($)      10%($)
----                       ----------------   ----------------   ------------   ----------   ---------   ---------
Robert E. Cone...........           --                --               --              --          --          --
Michael N. Marsh(4)......      450,000(1)           22.7%            1.25        06/09/10     353,753     896,480
Titus H. Harris, III.....      250,000(1)           12.6%            1.25        06/09/10     196,530     498,045
Stephen W. Nash..........       40,000(1)            2.0%            1.25        06/09/10      31,445      79,687
Christine A. Smith.......      120,000(1)            6.1%            1.25        06/09/10      94,334     239,061

---------------

(1) These options vested 33% on September 1, 2000; another 33% on June 9, 2001; and the last 33% are scheduled to vest on June 9, 2002. All unvested options will become fully vested on the closing of the merger with T-3.

(2) The exercise price is the market value of the common stock on the date of grant. The market value is calculated as the closing price for the stock as quoted by the Nasdaq National Market on the date of grant.

(3) The indicated 5% and 10% rates of appreciation are provided to comply with SEC regulations and do not necessarily reflect IHI's views as to the likely trend in the stock price. Actual gains, if any, on stock option exercises and the sale of common stock holdings will depend on, among other things, the future performance of the common stock and overall stock market conditions.

(4) Mr. Marsh served as IHI's President and Chief Executive Officer from June 1, 2000 through December 18, 2000. As a result of Mr. Marsh's departure from IHI, 300,000 of these options were canceled.

Option Exercises During 2000 and Year End Option Values. The following table sets forth information on options exercised by the executive officers during 2000 and unexercised options and the value of in-the-money, unexercised options held by IHI executive officers at December 31, 2000.

                                                        NUMBER OF SECURITIES
                                                             UNDERLYING               VALUE OF UNEXERCISED
                                                         UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS AT
                           SHARES                       AT FISCAL YEAR END(#)         FISCAL YEAR END($)(1)
                         ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                     EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     -----------   -----------   -----------   -------------   -----------   -------------
Robert E. Cone.........      --            --          240,000            --           --             --
Michael N. Marsh(2)....      --            --          150,000            --           --             --
Titus H. Harris, III...      --            --          166,666        83,334           --             --
Stephen W. Nash........      --            --           26,666        13,334           --             --
Christine A. Smith.....      --            --          158,750        40,000           --             --

---------------

(1) Represents the difference between the average of the closing bid and ask price for the IHI common stock as quoted by the Nasdaq National Market on December 31, 2000 (1 1/16), and any lesser exercise price.

(2) Mr. Marsh served as IHI's President and Chief Executive Officer from June 1, 2000 through December 18, 2000.

EMPLOYMENT AGREEMENTS

     Effective July 1, 1991, IHI entered into an employment agreement with Mr. Cone, which was subsequently amended and extended. As amended, the term of employment is for four years and automatically renews annually unless and until terminated (1) upon the failure or inability for any reason other than illness or temporary disability not exceeding 90 consecutive days, of Mr. Cone to devote the lesser of (A) 40 hours per week or (B) sufficient time to perform the duties of any corporate offices he holds; (2) following his criminal conviction by any state or federal court of any illegal or criminal act, except for minor traffic violations or minor misdemeanors; (3) due to Mr. Cone's death; or (4) as otherwise mutually agreed to by the parties in writing. The employment agreement provides for an annual salary of $250,000.

     Christine Smith, chief accounting officer of IHI, has an employment letter from IHI providing for the payment to her of severance upon a change of control equal to six months' salary for each year of employment, with a maximum of three years' salary. Ms. Smith will receive $498,000 upon the closing of the Merger, which is equivalent to three years' salary.

     Titus H. Harris, III, chief financial officer of IHI, has an employment letter from IHI providing for the payment to him of severance upon a change of control equal to his annual base salary. Mr. Harris will receive $175,000 upon the closing of the merger.

PERFORMANCE GRAPH

     The following performance graph compares the performance of the IHI common stock to the Nasdaq Composite Index and to the Index of Nasdaq Industrial Companies. The graph covers the period from December 31, 1995 to December 31, 2000.

                                    (GRAPH)

-------------------------------------------------------------------------------------
                                                    Nasdaq        Nasdaq
                                                   Composite    Industrial      IHI
-------------------------------------------------------------------------------------
 Dec. 31, 1995.................................     100.000      100.000      100.000
 Dec. 31, 1996.................................     122.706      114.958      269.697
 Dec. 31, 1997.................................     149.254      126.568      300.000
 Dec. 31, 1998.................................     208.405      135.172      212.121
 Dec. 31, 1999.................................     386.769      232.093       62.121
 Dec. 31, 2000.................................     234.811      153.727       25.758

COMPENSATION COMMITTEE REPORT

     The compensation committee of the board of directors of IHI has furnished the following report on executive compensation for 2000:

     Under the supervision of the compensation committee, IHI has developed and implemented compensation policies, plans and programs designed to enhance profitability, and therefore shareholder value, by aligning closely the financial interests of IHI's senior executives with those of its shareholders. The compensation committee has adopted the following objectives as guidelines for making its compensation decisions:

     - provide a competitive total compensation package that enables IHI to attract and retain key executives;

     - integrate all compensation programs with IHI's annual and long-term business objectives and strategy, and focus executive behavior on the fulfillment of those objectives; and

     - provide variable compensation opportunities that are directly linked to the performance of IHI and that align executive remuneration with the interests of shareholders.

     Executive base compensation for senior executives is intended to be competitive with that paid in comparably situated industries and to provide a reasonable degree of financial security and flexibility to those individuals who the board of directors regards as adequately performing the duties associated with the various senior executive positions. In furtherance of this objective, the compensation committee periodically, though not necessarily annually, reviews the salary levels of a sampling of companies that are regarded by the compensation committee as having sufficiently similar financial and operational characteristics to provide a reasonable basis for comparison. Although the compensation committee does not attempt to specifically tie executive base pay to that offered by any particular sampling of companies, the review provides a useful gauge in administering IHI's base compensation policy. In general, however, the compensation committee considers the credentials, length of service, experience, and consistent performance of each individual senior executive when setting compensation levels.

     To ensure retention of qualified management, IHI entered into an employment agreement with its president and chief executive officer. The employment agreement established annual base salary amounts that the compensation committee may increase based on the foregoing criteria.

     The incentive plan is intended to provide key employees (including executive officers) of IHI and its subsidiaries, with a continuing proprietary interest in IHI, with a view to increasing the interest in IHI's welfare of those personnel who share the primary responsibility for the management and growth of IHI. Moreover, the incentive plan provides a significant non-cash form of compensation that is intended to benefit IHI by enabling it to continue to attract and to retain qualified personnel.

     The compensation committee is authorized to make incentive equity awards under the incentive plan to key employees, including officers (whether or not they are also directors), of IHI and its subsidiaries. Although the incentive awards are not based on any one criterion, the compensation committee will direct particular attention to management's ability to implement IHI's strategy of geographic expansion through acquisition followed by successful integration and assimilation of the acquired companies. In making incentive awards, the compensation committee will also consider margin improvements achieved through management's realization of operational efficiencies, as well as revenue and earnings growth. During 2000, stock options to purchase shares of IHI common stock were awarded as follows: 450,000 options to Mr. Marsh (150,000 of which were vested at the time Mr. Marsh left his employment with IHI with the remaining 300,000 being canceled as a result of his departure), 250,000 options to Mr. Harris, 40,000 options to Mr. Nash and 120,000 options to Ms. Smith. In addition, a stock grant of 100,000 shares was made to Mr. Cone, IHI's chief executive officer and a stock grant of 60,000 shares was made to Ms. Smith, IHI's chief accounting officer.

                          2000 COMPENSATION COMMITTEE
                         OF THE IHI BOARD OF DIRECTORS
                             JOHN P. MADDEN, CHAIR
                                JOHN L. THOMPSON
                                JAMES W. KENNEY

AUDIT COMMITTEE REPORT

     The audit committee of the board of directors is composed of three independent directors appointed by the board of directors (each of whom is independent under applicable Nasdaq Marketplace rules) and operates under a written charter adopted by the board of directors on May 18, 2000. The members of the audit committee are Mr. Madden (chairman of the audit committee), Mr. Kenney and Ms. Shuler. The audit committee recommends to the board of directors, subject to shareholder ratification, the selection of IHI's independent accountants.

     Management is responsible for IHI's internal accounting and financial controls, the financial reporting process, the internal audit function and compliance with IHI's legal and ethics programs. IHI's independent accountants are responsible for performing an independent audit of its consolidated financial statements in accordance with generally accepted auditing standards and for issuance of a report thereon. The audit committee's responsibility is to monitor and oversee these processes and report its findings to the full board of directors.

     In this context, the audit committee has met and held discussions separately, and jointly with each of management and the independent accountants. Management represented to the audit committee that IHI's consolidated financial statements were prepared according to generally accepted accounting principles, and the audit committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The audit committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

     In connection with new standards for independence of IHI's external auditors promulgated by the SEC, during 2001, the audit committee will undertake to consider in advance of the provision of any non-audit services by the combined company's independent accountants whether the provision of such services is compatible with maintaining the independence of the combined company's external auditors.

     IHI's independent accountants also provided to the audit committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committee), and the audit committee discussed with the independent accountants that firm's independence.

     Based on the audit committee's discussions with management of IHI and the independent accountants and the audit committee's review of the representation of management and the report of the independent accountants, the audit committee recommended that the board of directors include the audited consolidated financial statements in IHI's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC.

               2000 AUDIT COMMITTEE OF THE IHI BOARD OF DIRECTORS
                             JOHN P. MADDEN, CHAIR
                                JAMES W. KENNEY
                               BARBARA S. SHULER

PRINCIPAL ACCOUNTING FIRM FEES

     The following table sets forth the aggregate fees billed to IHI for the fiscal year ended December 31, 2000 by IHI's principal accounting firm, Deloitte & Touche LLP:

Audit Fees..................................................   $302,850
Financial Information Systems Design and Implementation
  Fees......................................................         --
All Other Fees..............................................     10,000
                                                               --------
                                                               $312,850
                                                               ========

IHI'S INDEPENDENT ACCOUNTANTS

     Deloitte & Touche LLP served as IHI's independent auditors for the fiscal year ended December 31, 2000. No representative of Deloitte & Touche LLP is expected to be present at the annual meeting.

CERTAIN TRANSACTIONS

     IHI enters into transactions with related parties only with the approval of a majority of the independent and disinterested directors and only on terms IHI believes to be comparable to or better than those that would be available from unaffiliated parties. In IHI's view, all of the transactions described below meet that standard.

     In connection with the purchase of Moores Pump and Services, Inc. in 1998, IHI entered into a lease agreement with Crossroads Investments L.L.C., a Louisiana Limited Liability Company owned by Donald P. Carlin, who is a member of the IHI board of directors, for the Moores facility located in Broussard, Louisiana. The lease expires in 2003. Rental payments are $480,000 annually.

     In connection with the purchase of Manifold Valve Services, Inc. in 1998, IHI entered into a lease agreement with Andrew and Carolyn Cormier for the Manifold Valve facility located in Jennings, Louisiana. Mr. Cormier is a member of the IHI board of directors, president of the Energy Group and president of Manifold Valve. The lease agreement is currently on a month-to-month basis, with rental payments of $7,000 per month.

     In July 1998, IHI entered into an option agreement that granted the right through 2003 to purchase approximately 95% of Belleli Energy S.r.L. Belleli is an Italian company that manufactures thick-walled pressure vessels and heat exchangers, as well as designs, engineers, constructs and erects components for desalination, electric power and petrochemical plants. Under the terms of the option agreement, IHI was obligated to provide certain interim funding to Belleli. Because of IHI's financial condition in 1999, it could no longer provide financial support to Belleli. In February 2000, SJMB acquired a majority interest in Belleli from Belleli's shareholder, Impianti. As a result of this transaction, all of IHI's obligations with respect to Belleli have been released and discharged. IHI retains a 3.5% minority interest in Belleli.

     As a part of the Belleli transaction, IHI issued warrants to purchase 750,000 shares of its common stock to SJMB at an exercise price of $1.25 per share (valued at $158,000). Additionally, IHI reimbursed St. James for satisfying installment payment obligations under the option agreement and for its out-of-pocket expenses associated with its purchase of Belleli of approximately $752,972 and for other reimbursable miscellaneous expenses of approximately $43,889.

     In connection with IHI's amended credit agreement with its senior lenders, St. James agreed, under the terms of a Limited Guaranty Agreement with the senior lenders, to guarantee up to $2.0 million of any amount that the senior lenders advance in excess of the defined borrowing base amount under the amended credit agreement. As a condition of providing this guaranty, IHI entered into a reimbursement agreement with St. James. Additionally, St. James has entered into a credit support agreement under which it has agreed to advance up to $1.5 million of funds to cure future financial covenant defaults under IHI's amended credit agreement.

     Under the reimbursement agreement and in consideration of the guaranty, IHI issued warrants to St. James to purchase 400,000 shares of IHI common stock at $1.25 per share (valued at $108,000) and forgave a $0.35 million note receivable from St. James. In addition, IHI will issue subordinated notes to St. James for guaranty payments and credit support payments, if any, that are made to the senior lenders. These notes, if any, and accrued interest at an annual rate of 11%, will be due on January 31, 2002. The principal amount of these notes together with all accrued and unpaid interest is convertible into shares of IHI common stock at a conversion price of $1.25 per share. Additionally, IHI agreed to issue to St. James warrants to purchase a number of shares of IHI common stock equal to the amount of any guaranty payments multiplied by 0.25, so that if St. James makes the full $2.0 million in guaranty payments, IHI would issue 500,000 warrants to acquire shares of IHI common stock at $1.25 per share. At December 31, 2000, there were no guaranty or credit support payments.

     In August 2000, after obtaining the required shareholder consents, IHI acquired from SJMB, LLC the general partnership interest and 51% of limited partnership interests of OF Acquisition, L.P. that it did not already own. The purchase price for the partnership interests was approximately $7.8 million in the form of: (1) $6.9 million in secured subordinated debt bearing interest at an annual rate of 11% that is convertible into shares of IHI common stock ($3.45 million convertible any time at $1.15 per share ("Acquisition Note A") and $3.45 million convertible after one year at $2.00 per share ("Acquisition Note B"));
(2) warrants to acquire 300,000 shares of IHI common stock at an exercise price of $1.25 per share (valued at $81,000); and (3) forgiveness of an $0.8 million note receivable from St. James. The purchase method was used to account for the St. James transaction. On May 7, 2001, St. James agreed in writing to convert prior to completion of the merger the amounts due and owing under the Acquisition Note A and the Acquisition Note B to IHI common stock at a conversion price of $1.75 per share.

     Effective as of December 31, 2000, the IHI board of directors forgave two loans that Mr. Robert E. Cone, president and chief executive officer of IHI, had outstanding, one in the amount of $83,000 relating to personal matters and one in the amount of $322,000 relating to the exercise of employee stock options, plus accrued interest of $74,000. Additionally, the IHI board forgave Mr. Cone's advances of $23,000 for personal expenses he had received, as well as $50,000 for payment of income taxes. The largest aggregate debt balance outstanding during the period was $552,000. The forgiveness of these loans and advances during 2000 were treated as compensation to Mr. Cone. Interest rates on these loans were at treasury rates.

     Effective as of December 31, 2000, the IHI board of directors forgave two loans that Ms. Christine A. Smith, executive vice president and chief accounting officer of IHI, had outstanding, one in the amount of $67,000 relating to personal matters and one in the amount of $262,000 relating to the exercise of employee stock options, plus accrued interest of $49,000. The largest aggregate debt balance outstanding during the period was $378,000. The forgiveness of these loans and advances during 2000 were treated as compensation to Ms. Smith. Interest rates on these loans were at treasury rates.

                           IHI SHAREHOLDER PROPOSALS

     IHI must receive proposals by shareholders intended to be presented at the 2002 Annual Meeting of Shareholders at 7135 Ardmore, Houston, Texas 77054,
Attention: Corporate Secretary, for inclusion in its proxy statement and form of proxy relating to that meeting no later than a reasonable time prior to the time IHI begins to print and mail its proxy materials.

     A shareholder who wishes to make a proposal at the 2002 Annual Meeting of Shareholders without complying with the requirements of Rule 14a-8 (and therefore without including the proposal in IHI's proxy materials) must notify IHI of that proposal within a reasonable time before the meeting is held. If a shareholder fails to timely give notice, then the persons named as proxies in the proxy cards solicited by the board of directors for that meeting will be entitled to vote the proxy cards held by them regarding that proposal, if properly raised at the meeting, in their discretion or as directed by management.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                          OWNERS AND MANAGEMENT OF IHI

     The table below sets forth certain information regarding the beneficial ownership of common stock at May 31, 2001, by (1) each person known to IHI to beneficially own more than 5% of IHI common stock, (2) each director, (3) each executive officer named in the Summary Compensation Table, and (4) all directors and executive officers as a group.

                                                                NUMBER OF SHARES      PERCENTAGE
NAME OF BENEFICIAL OWNER                                      BENEFICIALLY OWNED(1)    OF CLASS
------------------------                                      ---------------------   ----------
St. James Capital Partners, L.P.(2).........................        1,049,520             7.6%
  4295 San Felipe, Suite 200
  Houston, Texas 77027
SJMB, L.P.(3)...............................................        6,502,854            43.8%
  4295 San Felipe, Suite 200
  Houston, Texas 77027
DIRECTORS AND EXECUTIVE OFFICERS:
Robert E. Cone(4)...........................................          759,785             5.3%
Michael N. Marsh(5).........................................          164,000             1.2%
Titus H. Harris, III(6).....................................          183,666             1.3%
Stephen W. Nash(7)..........................................           27,566               *
Christine A. Smith(8).......................................          314,416             2.3%
Donald P. Carlin............................................          741,000             5.4%
Andrew Cormier(9)...........................................          185,000             1.3%
James W. Kenney(10).........................................           35,000               *
John P. Madden(11)..........................................          161,473             1.2%
Barbara S. Shuler(10).......................................          104,083               *
John L. Thompson(12)........................................           30,000               *
Charles E. Underbrink(13)...................................           47,210               *
All directors and executive officers as a group (13
  persons)(4)-(13)..........................................        2,753,199            18.3%

---------------

  *  Less than 1%

 (1) Subject to community property laws where applicable, each person has sole voting and investment power with respect to the shares listed, except as otherwise specified. Each person is a United States citizen. This table is based upon information supplied by officers, directors and principal shareholders and Schedules 13D and 13G, if any, filed with the SEC.

 (2) Includes 107,994 shares that may be acquired upon the exercise of warrants exercisable within 60 days. These warrants are owned by St. James Capital Corp., an affiliate of St. James Capital Partners, L.P.

 (3) Includes 1,150,000 shares that may be acquired upon the exercise of warrants exercisable within 60 days. Also, includes 5,129,250 shares that may be issued upon the conversion of a $3.45 million convertible promissory note along with accrued interest of $0.3 million at a conversion price of $1.15 per share and conversion of a $3.45 million convertible promissory note along with accrued interest of $0.3 million at a conversion price of $2.00 per share. In connection with the merger agreement, SJMB has agreed to convert these notes at $1.75 per share.

 (4) Includes 240,000 shares that may be acquired on the exercise of stock options exercisable within 60 days and 300,000 shares that may be acquired upon the exercise of warrants exercisable within 60 days. Also includes 13,500 shares held in trust for persons related to Mr. Cone for which Mr. Cone is the executor of the trusts and for which Mr. Cone is deemed to have beneficial ownership.

 (5) Includes 150,000 shares that may be acquired on the exercise of warrants and stock options exercisable within 60 days.

 (6) Includes 166,666 shares that may be acquired on the exercise of stock options exercisable within 60 days.

 (7) Includes 26,666 shares that may be acquired on the exercise of stock options exercisable within 60 days.

 (8) Includes 158,750 shares that may be acquired on the exercise of stock options exercisable within 60 days.

 (9) Includes 165,000 shares that may be acquired on the exercise of stock options exercisable within 60 days.

(10) Includes 35,000 shares that may be acquired on the exercise of stock options exercisable within 60 days.

(11) Includes 45,000 shares that may be acquired on the exercise of stock options exercisable within 60 days. Excludes 44,325 shares owned by persons related to Mr. Madden, but as to which Mr. Madden disclaims beneficial ownership.

(12) Includes 30,000 shares that may be acquired on the exercise of stock options exercisable within 60 days. Excludes a total of 1,365,130 shares and 1,057,994 warrants owned by St. James Capital Partners, L.P. and SJMB, L.P., though Mr. Thompson is a director, Chief Executive Officer and President of their general partner and may be deemed to share voting and investment power with respect to such shares.

(13) Includes 20,000 shares that may be acquired on the exercise of stock options exercisable within 60 days. Also includes 10,400 shares held in trust for Mr. Underbrink's daughter for which Mr. Underbrink is the trustee of the trust and for which Mr. Underbrink is deemed to have beneficial ownership. Excludes a total of 1,365,130 shares and 1,057,994 warrants owned by St. James Capital Partners, L.P. and SJMB, L.P., though Mr. Underbrink is Chairman of their general partner and may be deemed to share voting and investment power with respect to such shares.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                          OWNERS AND MANAGEMENT OF T-3

     This table shows beneficial ownership of the T-3 common stock as of May 31, 2001, by:

     - each beneficial owner of more than 5% of the T-3 common stock,

     - each of the T-3 directors and executive officers, and

     - all T-3 directors and executive officers as a group.

                                                               NUMBER OF SHARES    PERCENT
NAME                                                          BENEFICIALLY OWNED   OF CLASS
----                                                          ------------------   --------
First Reserve Fund VIII, L.P.(1)............................       388,031           92.3%
  600 Travis, Suite 6000
  Houston, Texas 77002
CFE, Inc. ..................................................        20,000            9.2%
  201 Highridge
  Stamford, Connecticut 06927
Michael L. Stansberry(2)....................................         3,241            1.5%
Michael T. Mino(3)..........................................           696              *
Steve W. Krablin............................................         1,500              *
All directors and executive officers as a group (6
  persons)(1-3).............................................       393,468           93.4%

---------------

 *  Denotes less than 1%.

(1) Includes an aggregate of 202,054 shares issuable on conversion of convertible promissory notes in the aggregate principal amount of $23.8 million and accrued interest. Messrs. Ben A. Guill, Thomas R. Denison and Joseph R. Edwards are directors of T-3 and officers of First Reserve Corporation, an affiliate of First Reserve Fund VIII. Each of Messrs. Guill, Denison and Edwards disclaims beneficial interest in the shares.

(2) Includes 741 shares possible on exercise of stock options.

(3) Includes 296 shares issuable on exercise of stock options.

                                 LEGAL MATTERS

     The validity of the shares of IHI common stock offered by this joint proxy statement-prospectus will be passed upon for IHI by LeBoeuf, Lamb, Greene & MacRae, L.L.P., Houston, Texas. Porter & Hedges L.L.P., counsel for T-3, will pass upon certain U.S. federal income tax consequences of the merger for T-3.

                                    EXPERTS

     The consolidated financial statements of Industrial Holdings, Inc. as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included in this joint proxy statement-prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the uncertainty of Industrial Holdings, Inc.'s ability to continue as a going concern), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of OF Acquisition, L.P. as of and for the year ended December 31, 1999 referenced in this joint proxy statement-prospectus have been audited by Kuhl & Schultz, P.C., independent public accountants, as stated in their report appearing herein and have been so referred in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

     The financial statements of AWR Acquisition, L.C. as of and for the year ended December 31, 1998 referenced in this joint proxy statement-prospectus have been audited by Simonton, Kutac & Barnidge, L.L.P., independent public accountants, as stated in their report appearing herein and have been so referred in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

     The audited consolidated financial statements for the year ended December 31, 2000, of T-3 Energy Services, Inc. and subsidiaries included in this joint proxy statement-prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited consolidated financial statements for the year ended March 31, 1999 and the consolidated statements of operations, cashflows and stockholders' equity for the eleven months ended February 29, 2000, of Cor-Val, Inc. and subsidiary included in this joint proxy statement-prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited financial statements for the years ended December 31, 1999 and 1998, and the statements of operations, cashflows and stockholders' equity for the four months ended April 30, 2000, of Preferred Industries, Inc. included in this joint proxy statement-prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     This joint proxy statement-prospectus does not contain all of the information discussed in the registration statement or the exhibits to the registration statement, parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information, you should refer to the registration statement, copies of which may be obtained from the SEC as explained below.

     You should not assume that the information in this joint proxy statement-prospectus is accurate as of any date other than that date.

     IHI files annual, quarterly and special reports, proxy statements and other information with the SEC. SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any documents that are filed at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C.; 7 World Trade Center, Suite 1300, New York, New York; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain filed documents from commercial document retrieval services (some of which provide on-line delivery).

                         INDEX TO FINANCIAL STATEMENTS

                            PRO FORMA

Industrial Holdings, Inc.
  Unaudited Pro Forma Combined Condensed Balance Sheet as of
     March 31, 2001.........................................   F-4
  Unaudited Pro Forma Combined Condensed Statement of
     Operations for the Three Months Ended March 31, 2001...   F-6
  Unaudited Pro Forma Combined Condensed Statement of
     Operations for the Year Ended December 31, 2000........   F-7
  Notes to Unaudited Pro Forma Combined Condensed Financial
     Statements.............................................   F-8

                            HISTORICAL

Industrial Holdings, Inc.
  Independent Auditors' Reports.............................  F-12
  Consolidated Balance Sheets as of March 31, 2001
     (unaudited) and December 31, 2000 and 1999.............  F-15
  Consolidated Statements of Operations for the Three Month
     Periods Ended March 31, 2001 and 2000 (unaudited) and
     the Years Ended December 31, 2000, 1999 and 1998.......  F-16
  Consolidated Statements of Cash Flows for the Three Month
     Periods Ended March 31, 2001 and 2000 (unaudited) and
     the Years Ended December 31, 2000, 1999 and 1998.......  F-17
  Consolidated Statements of Shareholders' Equity for the
     Three Month Period Ended March 31, 2001 (unaudited) and
     the Years Ended December 31, 2000, 1999 and 1998.......  F-19
  Notes to Consolidated Financial Statements................  F-20
T-3 Energy Services, Inc., and Subsidiaries
  Report of Independent Public Accountants..................  F-46
  Consolidated Balance Sheets as of March 31, 2001
     (unaudited) and December 31, 2000......................  F-47
  Consolidated Statements of Operations for the Three Month
     Periods Ended March 31, 2001 and 2000 (unaudited) and
     the Year Ended December 31, 2000.......................  F-48
  Consolidated Statements of Cash Flows for the Three Month
     Periods Ended March 31, 2001 and 2000 (unaudited) and
     the Year Ended December 31, 2000.......................  F-49
  Consolidated Statements of Stockholders' Equity for the
     Three Month Period Ended March 31, 2001 (unaudited) and
     the Year Ended December 31, 2000.......................  F-50
  Notes to Consolidated Financial Statements................  F-51
Cor-Val, Inc., and Subsidiary, a Predecessor of T-3 Energy
  Services, Inc. and Subsidiaries
  Report of Independent Public Accountants..................  F-62
  Consolidated Balance Sheet as of March 31, 1999...........  F-63
  Consolidated Statements of Operations for the Eleven Month
     Period Ended February 29, 2000 and the Year Ended March
     31, 1999...............................................  F-64
  Consolidated Statements of Cash Flows for the Eleven Month
     Period Ended February 29, 2000 and the Year Ended March
     31, 1999...............................................  F-65
  Consolidated Statements of Stockholders' Equity for the
     Eleven Month Period Ended February 29, 2000 and the
     Year Ended March 31, 1999..............................  F-66
  Notes to Consolidated Financial Statements................  F-67

Preferred Industries, Inc., a Predecessor of T-3 Energy
  Services, Inc. and Subsidiaries
  Report of Independent Public Accountants..................  F-75
  Balance Sheets as of December 31, 1999 and December 31,
     1998...................................................  F-76
  Statements of Operations for the Four Month Period Ended
     April 30, 2000 and the Years Ended December 31, 1999
     and 1998...............................................  F-77
  Statements of Cash Flows for the Four Month Period Ended
     April 30, 2000 and the Years Ended December 31, 1999
     and 1998...............................................  F-78
  Statements of Stockholders' Equity for the Four Month
     Period Ended April 30, 2000 and the Years Ended
     December 31, 1999 and 1998.............................  F-79
  Notes to Financial Statements.............................  F-80

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

     The following selected summary unaudited pro forma combined financial data combines the historical consolidated balance sheets of T-3 and IHI as of March 31, 2001 and the statements of operations of T-3 and IHI for the year ended December 31, 2000 and for the three months ended March 31, 2001 after giving effect to: (1) T-3's acquisitions of Cor-Val, Inc., Preferred Industries, Inc., O&M Equipment, Inc., Control Products of Louisiana, Inc., Coastal Electric Motors Inc. and A&B Bolt & Supply, Inc.; (2) IHI's dispositions or planned dispositions (as required by the merger agreement) of Blastco Services Company, A&B Bolt & Supply, Inc., the Engineered Products Group and Beaird Industries, Inc.; (3) the conversion by First Reserve Fund VIII (as required by the merger agreement) of $23.5 million in convertible notes along with the related accrued interest into equity of T-3; (4) the conversion (as required under the merger agreement) by SJMB, L.P. of $7.3 million in convertible notes along with the related accrued interest into equity of IHI; (5) the additional $2.3 million equity investment by First Reserve Fund VIII into T-3 (as required by the merger agreement); (6) the refinancing of the combined company debt (as required by the merger agreement); and (7) the merger of T-3 and IHI, all as if these events had occurred January 1, 2000 for operating data and March 31, 2001 for balance sheet data.

     For accounting purposes, the merger will be treated as if T-3 was the acquiror (a reverse acquisition) of IHI using the purchase method of accounting. Under the purchase method of accounting, the purchase price is allocated to the assets and liabilities of IHI acquired for accounting purposes by T-3 based upon the estimated fair values of such assets and liabilities on the date of acquisition. Any excess of the fair market value of the consideration given over the fair market value of the identifiable net assets acquired is reported as goodwill.

     Adjustments have been made to the unaudited pro forma combined condensed financial statements of T-3 and IHI to reflect the financial impact of purchase accounting and other items had the acquisitions, dispositions, refinancings and merger taken place on January 1, 2000 for operating statements and March 31, 2001 for balance sheet statements. The pro forma adjustments are described in the accompanying notes and are based on preliminary estimates and certain assumptions that the management of the companies believe reasonable under the circumstances.

     The unaudited pro forma combined condensed financial statements do not purport to be indicative of the results which would actually have been obtained had the acquisitions been effected on the pro forma dates, or of the results which may be obtained in the future. The unaudited pro forma combined condensed financial statements in the opinion of management reflects all adjustments necessary to present fairly the data for such periods.

     The unaudited pro forma combined condensed financial statements should be read in conjunction with the historical financial data and financial statements appearing elsewhere in this joint proxy statement-prospectus.

                           INDUSTRIAL HOLDINGS, INC.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 MARCH 31, 2001
                                 (IN THOUSANDS)

                                                                                        INDUSTRIAL
                                               T-3 ENERGY SERVICES, INC.              HOLDINGS, INC.
                                   -------------------------------------------------  --------------

                                                            PRO FORMA
                                       T-3         A&B     ACQUISITION        T-3          IHI
                                   AS REPORTED    BOLT     ADJUSTMENTS     PRO FORMA   AS REPORTED
                                   -----------   -------   -----------     ---------   -----------

              ASSETS
Current Assets:
  Cash and equivalents............   $   870     $    --    $     --        $   870     $  1,390
  Accounts receivable-trade.......     8,877       7,986          --         16,863       41,248
  Cost and estimated earnings in
    excess........................        --          --          --             --        2,936
  Inventories.....................     5,060       6,557          --         11,617       29,716
  Notes receivable, current
    portion.......................        --          --          --             --          283
  Net assets of discontinued
    operations....................        --          --          --             --       25,780
  Other current assets............       587          90          --            677        1,017
  Deferred income taxes...........       805          --         290(A)       1,095           --
                                     -------     -------    --------        -------     --------
        Total current assets......    16,199      14,633         290         31,122      102,370
Property and equipment, net.......    14,189       1,268        (159)(A)     15,298       34,032
Notes receivable..................        --          --          --             --          159
Other assets......................        85          --          --             85           63
Goodwill and other intangible
  assets..........................    38,955       9,597      (4,168)(A)     44,384       16,848
                                     -------     -------    --------        -------     --------
        Total assets..............   $69,428     $25,498    $ (4,037)       $90,889     $153,472
                                     =======     =======    ========        =======     ========


                                              INDUSTRIAL HOLDINGS, INC.
                                    -------------------------------------------------
                                     PRO FORMA DISPOSITION ADJUSTMENTS
                                    -----------------------------------                   PRO FORMA
                                       A&B                                     IHI         MERGER        COMBINED
                                      BOLT       BEAIRD          EPG        PRO FORMA    ADJUSTMENTS     PRO FORMA
                                    ---------   ---------     ---------     ---------    -----------     ---------
              ASSETS
Current Assets:
  Cash and equivalents............  $     --    $   (270)     $     --(C)   $  1,120      $     --       $  1,990
  Accounts receivable-trade.......    (7,986)    (14,100)           --(C)     19,162            --         36,025
  Cost and estimated earnings in
    excess........................        --      (2,936)           --(C)         --            --             --
  Inventories.....................    (6,557)     (8,550)           --(C)     14,609            --         26,226
  Notes receivable, current
    portion.......................        --          --            --           283            --            283
  Net assets of discontinued
    operations....................        --          --       (25,780)(C)        --            --             --
  Other current assets............       (90)       (782)           --(C)        145            --            822
  Deferred income taxes...........        --          --            --            --            --          1,095
                                    --------    --------      --------      --------      --------       --------
        Total current assets......   (14,633)    (26,638)      (25,780)       35,319            --         66,441
Property and equipment, net.......    (1,268)    (20,043)           --(C)     12,721         5,353(D)      33,372
Notes receivable..................        --          --            --           159            --            159
Other assets......................        --          --            --            63            --            148
Goodwill and other intangible
  assets..........................    (9,597)         --            --(C)      7,251        35,313(D)      86,948
                                    --------    --------      --------      --------      --------       --------
        Total assets..............  $(25,498)   $(46,681)     $(25,780)     $ 55,513      $ 40,666       $187,068
                                    ========    ========      ========      ========      ========       ========


                                               T-3 ENERGY SERVICES, INC.               INDUSTRIAL HOLDINGS, INC.
                                   -------------------------------------------------   -----------

                                                            PRO FORMA
                                       T-3         A&B     ACQUISITION        T-3          IHI
                                   AS REPORTED    BOLT     ADJUSTMENTS     PRO FORMA   AS REPORTED
                                   -----------   -------   -----------     ---------   -----------
  LIABILITIES AND SHAREHOLDERS'
               EQUITY
Current Liabilities:
  Notes payable...................   $    --     $    --    $     --        $    --     $ 49,276
  Accounts payable, trade.........     3,903       5,701          --          9,604       27,748
  Billings in excess of cost......        --          --          --             --        7,183
  Accrued expenses and other......     3,238         460         300(A)       3,998       11,142
  Current portion long-term
    debt..........................     1,591          --          --          1,591       39,882
                                     -------     -------    --------        -------     --------
        Total current
          liabilities.............     8,732       6,161         300         15,193      135,231
Long-term debt....................    28,581          --          --         28,581        6,134
Convertible subordinated debt,
  from stockholder................     8,000          --      15,000(B)      23,000           --
Other long term liabilities.......        --          --          --             --        2,298
Deferred income taxes payable.....     1,625          --          --          1,625          302
                                     -------     -------    --------        -------     --------
        Total liabilities.........    46,938       6,161      15,300         68,399      143,965
Shareholders' equity:
  Common stock....................        --          --          --             --          153
  Additional paid in capital......    21,698         696        (696)(A)     21,698       55,173
  Retained earnings (accumulated
    deficit)......................       792      18,641     (18,641)(A)        792      (42,547)
  Treasury stock..................        --          --          --             --       (3,272)
                                     -------     -------    --------        -------     --------
        Total shareholders'
          equity..................    22,490      19,337     (19,337)        22,490        9,507
                                     -------     -------    --------        -------     --------
        Total liabilities and
          shareholders' equity....   $69,428     $25,498    $ (4,037)       $90,889     $153,472
                                     =======     =======    ========        =======     ========

                                              INDUSTRIAL HOLDINGS, INC.
                                    -------------------------------------------------
                                     PRO FORMA DISPOSITION ADJUSTMENTS
                                    -----------------------------------                   PRO FORMA
                                       A&B                                     IHI         MERGER        COMBINED
                                      BOLT       BEAIRD          EPG        PRO FORMA    ADJUSTMENTS     PRO FORMA
                                    ---------   ---------     ---------     ---------    -----------     ---------
  LIABILITIES AND SHAREHOLDERS'
               EQUITY
Current Liabilities:
  Notes payable...................  $(14,654)   $   (245)     $(16,799)(C)  $ 17,578        (2,252)(F)   $     --
                                                                                           (15,326)(J)
  Accounts payable, trade.........    (5,701)     (7,794)           --(C)     14,253            --         23,857
  Billings in excess of cost......        --      (7,183)           --(C)         --            --             --
  Accrued expenses and other......      (460)     (1,942)           --(C)      8,740         2,305(E)      13,417
                                                                                             1,822(D)
                                                                                              (488)(G)
                                                                                              (448)(H)
                                                                                            (3,225)(J)
                                                                                               713(L)
  Current portion long-term
    debt..........................      (272)     (8,939)       (5,692)(C)    24,979        (6,900)(H)      4,670
                                                                                           (15,000)(J)
                                    --------    --------      --------      --------      --------       --------
        Total current
          liabilities.............   (21,087)    (26,103)      (22,491)       65,550       (38,799)        41,944
Long-term debt....................        --      (1,816)       (2,909)(C)     1,409        18,225(J)      63,541
                                                                                            15,326(K)
Convertible subordinated debt,
  from stockholder................        --          --            --            --       (23,000)(G)         --
Other long term liabilities.......        --      (2,298)           --(C)         --            --             --
Deferred income taxes payable.....        --          --            --           302            --          1,927
                                    --------    --------      --------      --------      --------       --------
        Total liabilities.........   (21,087)    (30,217)      (25,400)       67,261       (28,248)       107,412
Shareholders' equity:
  Common stock....................        --          --            --           153           347(I)         526
                                                                                                26(H)
  Additional paid in capital......        --          --            --        55,173       (31,707)(D)     78,338
                                                                                             2,252(F)
                                                                                              (347)(I)
                                                                                            23,488(G)
                                                                                             7,781(H)
  Retained earnings (accumulated
    deficit)......................    (4,411)    (16,464)         (380)(C)   (63,802)       67,279(D)         792
                                                                                            (2,305)(E)
                                                                                              (459)(H)
                                                                                              (713)(L)
  Treasury stock..................        --          --            --        (3,272)        3,272(D)          --
                                    --------    --------      --------      --------      --------       --------
        Total shareholders'
          equity..................    (4,411)    (16,464)         (380)      (11,748)       68,914         79,656
                                    --------    --------      --------      --------      --------       --------
        Total liabilities and
          shareholders' equity....  $(25,498)   $(46,681)     $(25,780)     $ 55,513      $ 40,666       $187,068
                                    ========    ========      ========      ========      ========       ========

   See accompanying notes to unaudited pro forma combined condensed financial statements.

                           INDUSTRIAL HOLDINGS, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 2001

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        T-3 ENERGY SERVICES, INC.
                                              ---------------------------------------------

                                                T-3                 PRO FORMA
                                                 AS        A&B     ACQUISITION       T-3
                                              REPORTED    BOLT     ADJUSTMENTS    PRO FORMA
                                              --------   -------   -----------    ---------
Sales.......................................  $13,392    $10,322      $  --        $23,714
Cost of sales...............................    8,559      7,434         --         15,993
                                              -------    -------      -----        -------
Gross profit................................    4,833      2,888         --          7,721
Selling, general and administrative.........    2,962      2,160        (12)(A)      5,074
                                                                        (36)(B)
                                              -------    -------      -----        -------
        Total operating expenses............    2,962      2,160        (48)         5,074
                                              -------    -------      -----        -------
Operating income............................    1,871        728         48          2,647
Other income (expense):.....................
  Interest expense..........................     (964)        (5)      (445)(C)     (1,414)
  Interest income...........................       --         --         --             --
  Other income (expense)....................        2         46         --             48
                                              -------    -------      -----        -------
        Total other income (expense)........     (962)        41       (445)        (1,366)
                                              -------    -------      -----        -------
Income before income taxes..................      909        769       (397)         1,281
Income taxes................................      452         --        154(D)         606
                                              -------    -------      -----        -------
Net income from continuing operations.......  $   457    $   769      $(551)       $   675
                                              =======    =======      =====        =======
Common stock equivalents -- basic...........      217                                  217
                                              =======                              =======
EPS -- basic................................  $  2.11                              $  3.11
                                              =======                              =======
Common stock equivalents -- diluted.........      302                                  420(E)
                                              =======                              =======
EPS -- diluted..............................  $  1.91                              $  2.51
                                              =======                              =======

                                                       INDUSTRIAL HOLDINGS, INC.
                                              --------------------------------------------
                                                              PRO FORMA
                                                             DISPOSITION
                                                             ADJUSTMENTS
                                                IHI      -------------------                  PRO FORMA
                                                 AS        A&B                      IHI        MERGER       COMBINED
                                              REPORTED     BOLT      BEAIRD      PRO FORMA   ADJUSTMENTS    PRO FORMA
                                              --------   --------   --------     ---------   -----------    ---------
Sales.......................................  $60,714    $(10,322)  $(18,553)(F)  $31,839      $   --        $55,553
Cost of sales...............................   47,265      (7,434)   (17,292)(F)   22,539          61(A)      38,593
                                              -------    --------   --------      -------      ------        -------
Gross profit................................   13,449      (2,888)    (1,261)       9,300         (61)        16,960
Selling, general and administrative.........    9,998      (2,160)    (1,404)(F)    6,434         233(B)      11,741
                                              -------    --------   --------      -------      ------        -------
        Total operating expenses............    9,998      (2,160)    (1,404)       6,434         233         11,741
                                              -------    --------   --------      -------      ------        -------
Operating income............................    3,451        (728)       143        2,866        (294)         5,219
Other income (expense):.....................
  Interest expense..........................   (2,467)        202        248(G)    (2,017)      1,760(H)      (1,671)
  Interest income...........................        4          --         --            4          --              4
  Other income (expense)....................     (143)        (46)        --(F)      (189)         --           (141)
                                              -------    --------   --------      -------      ------        -------
        Total other income (expense)........   (2,606)        156        248       (2,202)      1,760         (1,808)
                                              -------    --------   --------      -------      ------        -------
Income before income taxes..................      845        (572)       391          664       1,466          3,411
Income taxes................................       20          --         --           20         908(D)       1,534
                                              -------    --------   --------      -------      ------        -------
Net income from continuing operations.......  $   825    $   (572)  $    391      $   644      $  558        $ 1,877
                                              =======    ========   ========      =======      ======        =======
Common stock equivalents -- basic...........   13,690                              13,690                     52,577(M)
                                              =======                             =======                    =======
EPS -- basic................................  $  0.06                             $  0.05                    $  0.04
                                              =======                             =======                    =======
Common stock equivalents -- diluted.........   19,730                              19,730                     54,160(M)
                                              =======                             =======                    =======
EPS -- diluted..............................  $  0.05                             $  0.04                    $  0.03
                                              =======                             =======                    =======

   See accompanying notes to unaudited pro forma combined condensed financial statements.

                           INDUSTRIAL HOLDINGS, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               T-3 ENERGY SERVICES, INC.
                       ---------------------------------------------------------------------------------------------------------
                                                        ACQUISITIONS (HISTORICAL)
                                  ---------------------------------------------------------------------
                                                                         CONTROL
                                                                         PRODUCTS      TPS
                                              PREFERRED       O&M           OF       COASTAL               PRO FORMA
                        T-3 AS    COR-VAL,   INDUSTRIES,   EQUIPMENT,   LOUISIANA,   ELECTRIC     A&B     ACQUISITION    T-3 PRO
                       REPORTED     INC.        INC.          INC.         INC.       MOTORS     BOLT     ADJUSTMENTS     FORMA
                       --------   --------   -----------   ----------   ----------   --------   -------   -----------    -------
Sales................  $25,683     $2,413      $3,808         $587        $6,171      $4,419    $39,041     $    --      $82,122
Cost of sales........   15,171      1,182       2,526          436         3,815       1,894     30,162          63(A)    55,249
                       -------     ------      ------         ----        ------      ------    -------     -------      -------
Gross profit.........   10,512      1,231       1,282          151         2,356       2,525      8,879         (63)      26,873
Selling, general
 and.................    6,767        853         641          186         1,865       2,438      8,081         390(B)    20,956
 administrative......                                                                                            (265)(J)
                       -------     ------      ------         ----        ------      ------    -------     -------      -------
Total operating
 expenses............    6,767        853         641          186         1,865       2,438      8,081         125       20,956
Operating income
 (loss)..............    3,745        378         641          (35)          491          87        798        (188)       5,917
Other income
 (expense):
Interest expense.....   (2,722)       (16)        (62)          --           (34)        (62)      (551)     (1,721)(C)   (5,168)
Interest income......                    5                                                                                     5
Other income
 (expense)...........      (20)        26          38           --            --          25         94          --          163
                       -------     ------      ------         ----        ------      ------    -------     -------      -------
Total other income
 (expense)...........   (2,742)        15         (24)           0           (34)        (37)      (457)     (1,721)      (5,000)
Income (loss) before
 income taxes........    1,003        393         617          (35)          457          50        341      (1,909)         917
Income taxes.........      668         --         266           --            --           9         17         227(D)     1,187
                       -------     ------      ------         ----        ------      ------    -------     -------      -------
Net income (loss)
 from continuing
 operations..........  $   335     $  393      $  351         $(35)       $  457      $   41    $   324     $(2,136)     $  (270)
                       =======     ======      ======         ====        ======      ======    =======     =======      =======
Common stock
 equivalents --
 basic...............      143                                                                                               216(I)
                       =======                                                                                           =======
EPS -- basic.........  $  2.34                                                                                           $ (1.25)
                       =======                                                                                           =======
Common stock
 equivalents --
 diluted.............      143                                                                                               216(I)
                       =======                                                                                           =======
EPS -- diluted.......  $  2.34                                                                                           $ (1.25)(N)
                       =======                                                                                           =======

                                                           INDUSTRIAL HOLDINGS, INC.
                       --------------------------------------------------------------------------------------------------

                                      PRO FORMA DISPOSITION
                                           ADJUSTMENTS
                                  -----------------------------      PRO FORMA                    PRO FORMA        PRO
                        IHI AS                A&B                   ACQUISITION     IHI PRO        MERGER         FORMA
                       REPORTED   BLASTCO     BOLT      BEAIRD      ADJUSTMENTS      FORMA       ADJUSTMENTS     COMBINED
                       --------   -------   --------   --------     -----------     --------     -----------     --------
Sales................  $186,201   $(3,450)  $(39,041)  $(40,089)(F)   $    --       $103,621      $     --       $185,743
Cost of sales........   149,310    (3,365)   (30,162)   (39,447)(F)        --         76,336           336(A)     131,921
                       --------   -------   --------   --------       -------       --------      --------       --------
Gross profit.........    36,891       (85)    (8,879)      (642)           --         27,285          (336)        53,822
Selling, general
 and.................    40,149      (805)    (8,081)    (5,330)(F)        --         25,933                       47,820
 administrative......                                                                                  931(B)
                       --------   -------   --------   --------       -------       --------      --------       --------
Total operating
 expenses............    40,149      (805)    (8,081)    (5,330)           --         25,933           931         47,820
Operating income
 (loss)..............    (3,258)      720       (798)     4,688            --          1,352        (1,267)         6,002
Other income
 (expense):
Interest expense.....   (10,028)      233        809        990(G)       (706)(K)     (8,702)        7,186(H)      (6,684)
Interest income......       103                                                          103                          108
Other income
 (expense)...........    (3,570)      523        (94)      (860)(F)        --         (4,001)           --         (3,838)
                       --------   -------   --------   --------       -------       --------      --------       --------
Total other income
 (expense)...........   (13,495)      756        715        130          (706)       (12,600)        7,186        (10,414)
Income (loss) before
 income taxes........   (16,753)    1,476        (83)     4,818          (706)       (11,248)        5,919         (4,412)
Income taxes.........       224        --        (17)        --(F)         --            207        (1,187)(D)        207
                       --------   -------   --------   --------       -------       --------      --------       --------
Net income (loss)
 from continuing
 operations..........  $(16,977)  $ 1,476   $    (66)  $  4,818       $  (706)      $(11,455)     $  7,106       $ (4,619)
                       ========   =======   ========   ========       =======       ========      ========       ========
Common stock
 equivalents --
 basic...............    14,053                                                       13,656(L)                    52,543(M)
                       ========                                                     ========                     ========
EPS -- basic.........  $  (1.21)                                                    $  (0.84)                    $  (0.09)
                       ========                                                     ========                     ========
Common stock
 equivalents --
 diluted.............    14,053                                                       13,656(L)                    52,543(M)
                       ========                                                     ========                     ========
EPS -- diluted.......  $  (1.21)                                                    $  (0.84)(N)                 $  (0.09)(N)
                       ========                                                     ========                     ========

   See accompanying notes to unaudited pro forma combined condensed financial statements.

                           INDUSTRIAL HOLDINGS, INC.

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

     (A) To record T-3's acquisition of A&B from IHI for $15 million cash and to allocate the purchase price to the assets acquired and liabilities assumed. The excess of the fair value of the net assets acquired over the total purchase price has been used to reduce the value of acquired goodwill using the following assumptions (In thousands):

Cash paid to IHI at closing................................  $15,000
Estimated expenses attributable to the acquisition.........      300
                                                             -------
Total purchase price.......................................   15,300
Fair value of net assets acquired..........................    9,871
Acquired goodwill at historical net book value.............    9,597
                                                             -------
Excess.....................................................  $(4,168)
                                                             =======

     (B) To record the cash portion of the purchase price for A&B which was funded through the issuance of a $15 million 12% convertible subordinated note payable to First Reserve Fund VIII. Principal and interest are convertible into common stock of T-3 at $130.88 per share.

     (C) To record the disposition of A&B and the pending dispositions of EPG and Beaird, including the elimination of the assets and liabilities sold and to reflect the application of the sales proceeds (In thousands):

Cash......................................................  $ 51,700
Selling expenses..........................................      (374)
                                                            --------
Sales proceeds, net*......................................    51,326
Net book value of assets sold.............................    72,581
                                                            --------
Loss on sale of A&B, EPG and Beaird.......................  $(21,255)
                                                            ========

---------------

* Under the terms of IHI's agreement with its lender, the net cash proceeds of $51.3 million were or will be delivered directly to its lenders to reduce the term debt secured by the assets sold and to reduce the outstanding balance of IHI's line of credit.

     (D) To record the reverse acquisition of IHI by T-3. IHI will exchange approximately 35.0 million shares of IHI common stock for 100% of the outstanding stock of T-3. Because of the controlling interest that the T-3 shareholders will have in the combined entity, among other factors, the transaction will be accounted for as a reverse acquisition which will result in the adjustment of the net assets of IHI to their estimated fair values required by purchase accounting. The net assets of T-3 are reflected in this transaction at their historical book values. The valuation of IHI's net assets is based upon the number of shares of common stock outstanding prior to the merger times the trading price of $1.75 per share at the date the merger agreement letter of intent was announced, plus additional capitalized costs incurred by T-3 in connection with the transaction and by allocating the purchase price to the assets acquired and liabilities

                           INDUSTRIAL HOLDINGS, INC.

           NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
                           STATEMENTS -- (CONTINUED)

assumed. The excess of the total purchase price over the fair value of the net assets will be recorded as goodwill using the following assumptions (In thousands, except per share data):

IHI common stock outstanding...............................   13,690
Trading price per share....................................  $  1.75
                                                             -------
Value of common stock outstanding..........................  $23,958
Intrinsic value of outstanding IHI options and warrants....      834
Estimated expenses incurred by T-3 attributable to the
  transaction..............................................    1,821
                                                             -------
Total purchase price.......................................   26,613
Fair value of net assets acquired..........................   (8,700)
                                                             -------
Goodwill...................................................  $35,313
                                                             =======

     (E) To record professional fees incurred by IHI in connection with the transaction which will be expensed upon consummation of the merger.

     (F) To record the $2.3 million in additional equity investment of First Reserve Fund VIII as if the merger closed on March 31, 2001, and the use of proceeds to reduce debt. The ultimate amount of First Reserve Fund VIII's additional equity investment may differ from this amount.

     (G) To record the conversion of (i) $8.5 million in convertible debt and related accrued interest payable to First Reserve Fund VIII and (ii) $15 million in convertible debt payable to First Reserve Fund VIII into 199 shares of T-3 common stock.

     (H) To record the amendment of the two $3.45 million convertible notes payable to St. James, the first convertible into IHI common stock at $1.15 per share and the second convertible into IHI common stock at $2.00 per share, to a conversion into IHI common stock at $1.75 per share and to record the subsequent conversion of the notes and accrued interest totaling $7.3 million into 4.2 million shares of IHI common stock, with 1.6 million of the conversion shares to be issued from treasury stock.

     (I) To record the exchange of 100% of T-3's outstanding stock, including the shares issued in connection with the conversion of $23.5 million in convertible debt and accrued interest to equity and the shares issued as a result of the $2.3 million additional equity investment made by First Reserve Fund VIII, for 35.0 million shares of IHI common stock, $.01 par value.

     (J) To reflect the repayment of $15 million note payable to EnSerCo and the related accrued interest.

     (K) To reflect the refinancing of the combined company debt into a long-term credit facility.

     (L) To record severance costs to be incurred upon consummation of the merger.

UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

     (A) To adjust historical depreciation expense as a result of the application of purchase accounting and the resulting change in the fair value of property and equipment acquired over their estimated useful lives.

     (B) To record incremental amortization expense related to the recording of an increased amount of goodwill generated in connection with the acquisitions which is amortized over their estimated useful lives of 25 years.

                           INDUSTRIAL HOLDINGS, INC.

           NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
                           STATEMENTS -- (CONTINUED)

     (C) To adjust interest expense resulting from the debt incurred by T-3 to finance the acquisitions and to eliminate the incremental interest rate difference between the bridge financing provided by First Reserve Fund VIII to finance the T-3 acquisitions and the permanent financing used to replace the bridge financing.

                                     THREE MONTHS ENDED      YEAR ENDED
                                       MARCH 31, 2001     DECEMBER 31, 2000
                                     ------------------   -----------------
                                                 (IN THOUSANDS)
Elimination of historical interest
  expense on debt not assumed......         $ (5)              $ (695)
Elimination of incremental interest
  expense on bridge loan...........           --                 (538)
New interest expense related to:
  9.8% GECC debt...................           --                1,094
  Amortization of GECC capitalized
     financing fees................           --                   60
  12% First Reserve Fund VIII $15
     million convertible debt......          450                1,800
                                            ----               ------
                                            $445               $1,721
                                            ====               ======

     (D) To adjust income taxes to recognize the federal statutory rate, including the effect of non-deductible items (primarily goodwill amortization) and additional state income tax expense, as follows:

                                                        T-3 PRO FORMA            MERGER
                                                   ACQUISITION ADJUSTMENTS     ADJUSTMENT*
                                                  --------------------------   -----------
                                                  MARCH 2001   DECEMBER 2000   MARCH 2001
                                                  ----------   -------------   -----------
                                                               (IN THOUSANDS)
Tax at statutory rate on pro forma
  adjustments...................................     $126          $(29)          $724
Effect of non-deductible items..................       13           259             98
State income taxes..............................       15            (3)            86
                                                     ----          ----           ----
                                                     $154          $227           $908
                                                     ====          ====           ====

---------------

* IHI, because of its net operating loss carryforwards, recognizes no federal income tax expense in its pro forma disposition adjustments. However, income tax expense is recognized on IHI pretax income as part of the merger pro forma adjustment. Because of the combined losses on a pro forma basis for 2000, income tax expense is adjusted to reflect only state income tax expense.

     (E) On a pro forma basis, convertible debt was determined to be dilutive. Shares to be issued as a result of debt conversion are included in the calculation of diluted earnings per share.

     (F) To eliminate the historical results of operations which were or will be eliminated as a result of the dispositions of Blastco and A&B and the planned disposition of Beaird. IHI will recognize a loss of approximately $4.4 million in the second quarter of 2001 on the sale of A&B.

     (G) To adjust historical interest expense for the reduction in debt attributable to the proceeds from the dispositions and for historical interest expense on debt assumed by the purchasers of Blastco.

                           INDUSTRIAL HOLDINGS, INC.

           NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
                           STATEMENTS -- (CONTINUED)

     (H) To adjust historical interest expense for the conversion of $29.9 million in convertible debt to equity, for the reduction in debt attributable to the additional equity of $2.3 million net of the payment of merger expenses and the reduction in interest rate to the expected rate for the new credit facility.

                                                              MARCH 2001   DECEMBER 2000
                                                              ----------   -------------
                                                                    (IN THOUSANDS)
Elimination of historical pro forma interest expense........   $(3,431)      $(13,870)
New interest expense on 9.8% credit facility................   $ 1,671       $  6,684
                                                               -------       --------
Reduction in interest expense...............................   $(1,760)      $ (7,186)
                                                               =======       ========

     (I) To increase outstanding common stock for the effect of (i) the 8,000 shares of T-3 common stock issued in connection with the acquisitions of Cor-Val and Preferred as if these shares were outstanding for the full year, (ii) the 186,000 shares sold in a private placement to finance the acquisition of Preferred as if these shares were outstanding for the full year, and (iii) the 20,000 shares sold in a private placement to finance the acquisition of Control Products of Louisiana, Inc. as if these shares were outstanding for the full year.

     (J) To adjust operating expenses to reflect the net reduction of salaries and related benefits of owners and officers of certain companies acquired by T-3, whose positions and salaries have been eliminated and have not been replaced pursuant to contractual agreements resulting from the acquisitions, to increase operating expenses for amortization of non-compete agreements entered into with owners and officers and to eliminate transaction expenses incurred by the acquired companies in connection with the acquisitions.

     (K) To adjust historical interest expense for the $6.9 million 11% convertible notes entered into as part of the purchase price of Orbitform.

     (L) To decrease outstanding common stock for the effect of 1.6 million shares of common stock returned to IHI as part of the consideration received in the sale of Blastco.

     (M) Outstanding shares are increased for the conversion of St. James convertible debt to 4.2 million shares of IHI common stock, 35.0 million shares of IHI common stock issued in exchange for 100% of the outstanding T-3 common stock and, for fully diluted EPS for the three months ended March 31, 2001, the effect of stock options held by T-3 employees.

     (N) Common stock equivalents have not been included in the calculation of earnings per share because their inclusion would have been anti-dilutive.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Industrial Holdings, Inc.
  Houston, Texas

     We have audited the accompanying consolidated balance sheets of Industrial Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying consolidated financial statements give retroactive effect to the mergers of the Company and Blastco Services Company ("Blastco") in 1999 and GHX, Incorporated and Subsidiary ("GHX"), Whir Acquisition, Inc., d/b/a/ Ameritech Fastener Manufacturing, Inc. ("Ameritech"), Moores Pump and Services, Inc. ("Moores") and United Wellhead Services, Inc. ("UWS") in 1998, all of which have been accounted for as poolings-of-interest as described in Note 4 to the consolidated financial statements. We did not audit the financial statements, as of December 31, 1999 or for the year then ended, of OF Acquisition, L.P. ("Orbitform"), which was accounted for by use of the equity method. The Company's equity of $3,266,000 in Orbitform's net assets at December 31, 1999 and of $164,000 in Orbitform's net income for the year then ended are included in the Company's financial statements. We did not audit the financial statements of AWR Acquisition, L.C. ("AWR") for the year ended December 31, 1998, which was accounted for by use of the equity method. The Company's equity of $1,216,000 in AWR's net income for the year then ended was included in the Company's consolidated financial statements. The financial statements of Orbitform and AWR were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it is related to the amounts included for Orbitform and AWR, are based solely on the reports of such auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and reports of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has a net loss from operations, a working capital deficiency and debt in default. These conditions discussed in
Note 3 raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 3. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

                                            DELOITTE & TOUCHE LLP

Houston, Texas
April 11, 2001

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors of
  AWR Acquisition, L.C.

     We have audited the balance sheet of AWR Acquisition, L.C. as of December 31, 1998, and the related statements of operations and comprehensive income, changes in members' equity and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AWR Acquisition, L.C. as of December 31, 1998, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            SIMONTON, KUTAC & BARNIDGE, L.L.P.

Houston, Texas
March 5, 1999
  (except for Note 6 as to which
  the date is June 16, 1999)

                          INDEPENDENT AUDITORS' REPORT

To the Partners
  OF Acquisition, L.P.
  Houston, Texas

     We have audited the balance sheet of OF Acquisition, L.P. (a limited partnership) as of December 31, 1999, and the related statements of income and partners' capital and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OF Acquisition, L.P. as of December 31, 1999, and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            KUHL & SCHULTZ, P.C.
                                            Certified Public Accountants

February 24, 2000

                           INDUSTRIAL HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                               MARCH 31,       DECEMBER 31,
                                                              -----------   -------------------
                                                                 2001         2000       1999
                                                              -----------   --------   --------
                                                              (UNAUDITED)
                                       ASSETS

Current assets:
  Cash and cash equivalents.................................    $  1,390    $    945   $  1,738
  Accounts receivable -- trade, net.........................      41,248      38,155     33,509
  Costs and estimated earnings in excess of billings........       2,936       2,986      3,705
  Inventories...............................................      29,716      29,654     30,140
  Notes receivable, current portion.........................         283         278      1,904
  Net assets of discontinued operations -- Note 5...........      25,780      26,651     41,006
  Other current assets......................................       1,017         759      4,595
                                                                --------    --------   --------
          Total current assets..............................     102,370      99,428    116,597
Property and equipment, net.................................      34,032      32,942     40,792
Notes receivable, less current portion......................         159         162      1,120
Investment in unconsolidated affiliates.....................          --          --     (2,488)
Other assets................................................          63          93      6,501
Intangible assets, net......................................      16,848      17,057     18,118
                                                                --------    --------   --------
          Total assets......................................    $153,472    $149,682   $180,640

                                                                ========    ========   ========
                        LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Note payable..............................................    $ 49,276    $ 49,189   $ 46,193
  Accounts payable -- trade.................................      27,748      24,195     18,837
  Billings in excess of costs and estimated earnings........       7,183       6,473      2,170
  Accrued expenses and other................................      11,142      11,228      8,850
  Current portion of long-term obligations..................      39,882      41,218     42,767
                                                                --------    --------   --------
          Total current liabilities.........................     135,231     132,303    118,817
Long-term obligations, less current portion.................       6,134       6,391      9,903
Other long-term liabilities.................................       2,298       2,004      2,010
Deferred income tax liability...............................         302         302        306
                                                                --------    --------   --------
          Total liabilities.................................     143,965     141,000    131,036
Commitments and contingencies
Shareholders' equity
  Preferred stock, $.01 par value, 7,500,000 shares
     authorized, no shares issued or outstanding
  Common stock, $.01 par value, 50,000,000 shares
     authorized, 15,276,430 and 13,690,165 shares issued and
     outstanding, respectively, in March 2001 and December
     2000 and 15,111,097 shares issued and outstanding in
     1999...................................................         153         153        151
     Additional paid-in capital.............................      55,173      55,173     54,201
     Accumulated deficit....................................     (42,547)    (43,372)    (3,868)
     Treasury stock, at cost, 1,586,265 shares..............      (3,272)     (3,272)        --
     Notes receivable from officers.........................          --          --       (880)
                                                                --------    --------   --------
          Total shareholders' equity........................       9,507       8,682     49,604
                                                                --------    --------   --------
Total liabilities and shareholders' equity..................    $153,472    $149,682   $180,640
                                                                ========    ========   ========

                See notes to consolidated financial statements.

                           INDUSTRIAL HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            THREE MONTHS ENDED
                                                 MARCH 31,           YEAR ENDED DECEMBER 31,
                                            -------------------   ------------------------------
                                              2001       2000       2000       1999       1998
                                            ---------   -------   --------   --------   --------
                                                (UNAUDITED)
Sales.....................................   $60,714    $43,264   $186,201   $202,457   $183,821
Cost of sales.............................    47,265     34,774    149,310    166,750    141,417
                                             -------    -------   --------   --------   --------
Gross profit..............................    13,449      8,490     36,891     35,707     42,404
Selling, general and administrative
  expenses................................     9,998     11,386     40,149     45,555     33,042
                                             -------    -------   --------   --------   --------
Operating income (loss)...................     3,451     (2,896)    (3,258)    (9,848)     9,362
Equity in earnings (losses) of
  unconsolidated affiliates...............        --         --         --     (6,008)     1,303
Other income (expense):
Interest expense..........................    (2,467)    (2,647)   (10,028)    (7,848)    (4,044)
Interest income...........................         4         34        103        218        294
Other income (expense), net...............      (143)      (329)    (3,570)     1,251      1,045
                                             -------    -------   --------   --------   --------
Total other income (expense)..............    (2,606)    (2,942)   (13,495)    (6,379)    (2,705)
                                             -------    -------   --------   --------   --------
Income (loss) from continuing operations
  before income taxes.....................       845     (5,838)   (16,753)   (22,235)     7,960
Income tax expense (benefit)..............        20         --        224     (6,055)     2,928
                                             -------    -------   --------   --------   --------
Income (loss) from continuing
  operations..............................       825     (5,838)   (16,977)   (16,180)     5,032
Discontinued operations -- Note 5
  Income (loss) from discontinued
     operations (net of income tax expense
     (benefit) of $0 in March 2000, $8 in
     2000, $(1,221) in 1999, and $1,171 in
     1998)................................        --        371     (1,007)    (2,853)     1,102
  Loss on disposal of discontinued
     operations (net of income tax benefit
     of $0)...............................        --         --    (21,520)        --         --
                                             -------    -------   --------   --------   --------
Income (loss) from discontinued
  operations..............................                  371    (22,527)    (2,853)     1,102
                                             -------    -------   --------   --------   --------
Net income (loss).........................       825     (5,467)   (39,504)   (19,033)     6,134
Distributions to shareholders.............        --         --         --         --         34
                                             -------    -------   --------   --------   --------
Net income (loss) available to common
  shareholders............................   $   825    $(5,467)  $(39,504)  $(19,033)  $  6,100
                                             =======    =======   ========   ========   ========
Basic earnings (loss) per share:
  Continuing operations...................   $   .06    $  (.38)  $  (1.21)  $  (1.08)  $    .36
  Discontinued operations.................        --        .02      (1.60)      (.19)       .08
                                             -------    -------   --------   --------   --------
  Net income (loss).......................   $   .06    $  (.36)  $  (2.81)  $  (1.27)  $    .44
                                             =======    =======   ========   ========   ========
Diluted earnings (loss) per share:
  Continuing operations...................   $   .05    $  (.38)  $  (1.21)  $  (1.08)  $    .34
  Discontinued operations.................        --        .02      (1.60)      (.19)       .08
                                             -------    -------   --------   --------   --------
  Net income (loss).......................   $   .05    $  (.36)  $  (2.81)  $  (1.27)  $    .42
                                             =======    =======   ========   ========   ========
Weighted average common shares
  outstanding -- basic....................    13,690     15,111     14,053     14,956     14,000
Weighted average common shares
  outstanding -- diluted..................    19,730     15,111     14,053     14,956     14,726

                See notes to consolidated financial statements.

                           INDUSTRIAL HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                              THREE MONTHS ENDED
                                                   MARCH 31,           YEAR ENDED DECEMBER 31,
                                              -------------------   ------------------------------
                                                2001       2000       2000       1999       1998
                                              --------   --------   --------   --------   --------
                                                  (UNAUDITED)
Cash flows from operating activities:
Net income (loss)...........................  $   825    $(5,467)   $(39,504)  $(19,033)  $  6,134
Adjustments to reconcile income (loss) to
  net cash provided by (used in) operating
  activities:
  Loss (income) from discontinued
     operations.............................       --       (371)      1,007      2,853     (1,102)
  Loss on disposal of discontinued
     operations.............................       --         --      21,520         --         --
  Gain on sale of subsidiary................       --         --        (221)        --         --
  Gain on sale of real estate...............       --         --      (2,689)        --         --
  Write-off of investment in unconsolidated
     affiliate..............................       --         --       7,048         --         --
  Accretion of discount on note payable.....       --         --         300         --         --
  Depreciation and amortization.............    1,314      1,384       5,170      5,529      4,348
  Equity in (earnings) losses of
     unconsolidated affiliates..............       --         --          --      6,008     (1,303)
  Deferred income tax (benefit) expense.....       --         --          (4)    (3,177)       593
  Deferred compensation paid................       --         --          --        (24)      (174)
  Issuance of stock and warrants under bonus
     plans..................................       --         --         261         --         --
  Deferred gain on demolition contract......       --         --          --     (1,000)    (1,000)
  Income tax benefit from stock options
     exercised..............................       --         --          --         --         48
Changes in assets and liabilities, net of
  effect of purchase acquisitions:
  Accounts receivable.......................   (3,093)     5,717      (5,730)     7,066    (13,169)
  Employee advances.........................       --         --          --         (1)       107
  Inventories...............................   (1,093)    (1,299)     (3,340)    10,467     (4,314)
  Notes receivable..........................       (2)       977       3,464        918     (2,803)
  Other assets..............................     (177)     1,754       2,012     (5,385)    (3,136)
  Accounts payable and accrued expenses.....    4,177      1,059      14,100      1,781      6,370
  Other long-term liabilities...............      294        164          --      1,081        930
                                              -------    -------    --------   --------   --------
Net cash provided by (used in) operating
  activities of continuing operations.......    2,245      3,918       3,394      7,083     (8,471)
Net cash provided by (used in) operating
  activities of discontinued operations.....      925        938      (1,006)    (1,886)     3,334
                                              -------    -------    --------   --------   --------
Net cash provided by (used in) operating
  activities................................    3,170      4,856       2,388      5,197     (5,137)
Cash flows from investing activities:
Purchase of property and equipment..........   (1,192)    (1,097)     (5,148)    (7,840)    (5,508)
Proceeds from disposals of property and
  equipment.................................       28        528       3,920        453        370
Divestiture of net assets of subsidiary.....       --         --       2,001         --         --
Investments in unconsolidated affiliates....       --     (1,446)     (1,446)    (3,297)      (930)
Net proceeds from sale of interest in
  demolition contract.......................       --         --          --         --      2,000

                                              THREE MONTHS ENDED
                                                   MARCH 31,           YEAR ENDED DECEMBER 31,
                                              -------------------   ------------------------------
                                                2001       2000       2000       1999       1998
                                              --------   --------   --------   --------   --------
                                                  (UNAUDITED)
Distributions from unconsolidated
  affiliates................................       --         --          --         --      2,606
Business acquisitions, net of cash
  acquired..................................       --         --          --         --     (1,575)
                                              -------    -------    --------   --------   --------
Net cash used in investing activities of
  continuing operations.....................   (1,164)    (2,015)       (673)   (10,684)    (3,037)
Net cash provided by (used in) investing
  activities of discontinued operations.....      (54)       (42)        164     (1,654)    (3,753)
                                              -------    -------    --------   --------   --------
Net cash used in investing activities.......   (1,218)    (2,057)       (509)   (12,338)    (6,790)
Cash flows from financing activities:
Net borrowings (repayments) under revolving
  line of credit............................       87     (3,004)      2,940      3,706      9,325
Proceeds from issuance of long-term
  obligations...............................       51      1,925       2,566      6,580      1,680
Principal payments on notes payable and
  long-term obligations.....................   (1,645)    (2,290)     (8,184)    (7,478)    (9,277)
Proceeds from issuance of common stock......       --         --           6      2,659     12,915
Notes receivable from officers..............       --         --          --         --       (945)
Repurchase of common stock by an acquired
  company...................................       --         --          --         --        (50)
Distribution to shareholders................       --         --          --         --        (34)
                                              -------    -------    --------   --------   --------
Net cash provided by (used in) financing
  activities of continuing operations.......   (1,507)    (3,369)     (2,672)     5,467     13,614
Net cash provided by (used in) financing
  activities of discontinued operations.....       --         --          --         --         --
                                              -------    -------    --------   --------   --------
Net cash provided by (used in) financing
  activities................................   (1,507)    (3,369)     (2,672)     5,467     13,614
                                              -------    -------    --------   --------   --------
Net increase (decrease) in cash and cash
  equivalents...............................      445       (570)       (793)    (1,674)     1,687
Cash and cash equivalents, beginning of
  year......................................      945      1,738       1,738      3,412      1,725
                                              -------    -------    --------   --------   --------
Cash and cash equivalents, end of year......  $ 1,390    $ 1,168    $    945   $  1,738   $  3,412
                                              =======    =======    ========   ========   ========
Supplemental disclosure of non-cash
  investing and financing activities:
Property acquired with debt or capital
  leases....................................  $    51    $ 1,925    $  1,066   $  2,990   $    147
Reclassification of fixed assets to
  inventory.................................       --         --          --        551         --
Acquisition of businesses:
  Assets acquired...........................       --         --          --         --     83,804
  Liabilities assumed.......................       --         --          --         --     79,329
Supplemental disclosures of cash flow
  information:
  Cash paid for:
     Interest...............................  $ 2,028    $   723    $ 10,361   $  9,432   $  4,753
     Income taxes...........................        5         --         161        536      2,494

                See notes to consolidated financial statements.

                           INDUSTRIAL HOLDINGS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEAR ENDED DECEMBER 31, 2000, 1999 AND 1998
                       THREE MONTHS ENDED MARCH 31, 2001
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                                         RETAINED
                                                                                         EARNINGS                 NOTES
                               PREFERRED STOCK          COMMON STOCK        ADDITIONAL   (ACCUMU-   TREASURY   RECEIVABLE
                              ------------------   ----------------------    PAID-IN      LATED      STOCK,       FROM
                              SHARES   PAR VALUE     SHARES     PAR VALUE    CAPITAL     DEFICIT)   AT COST     OFFICERS
                              ------   ---------   ----------   ---------   ----------   --------   --------   -----------
BALANCE, JANUARY 1, 1998....    --       $ --      12,018,683     $120       $27,972     $ 9,233    $    --       $  --
Issuance of common stock:
  Acquisitions..............    --         --       1,227,854       12        10,508          --         --          --
  Exercise of warrants and
    options.................    --         --       1,493,125       15        12,900          --         --          --
Income tax benefits from
  stock options exercised...    --         --              --       --            48          --         --          --
Distribution to
  shareholders..............    --         --              --       --            --         (34)        --          --
Repurchase of common stock
  by an acquired company....    --         --              --       --           (50)         --         --          --
Reclassification of
  undistributed subchapter S
  earnings of pooled
  company...................    --         --              --       --           168        (168)        --          --
Notes receivable............    --         --              --       --            --          --         --        (945)
Net income..................    --         --              --       --            --       6,134         --          --
                               ---       ----      ----------     ----       -------     --------   -------       -----
BALANCE, DECEMBER 31,
  1998......................    --         --      14,739,662      147        51,546      15,165         --        (945)
Issuance of common stock:
  Private placement.........    --         --         349,580        3         2,587          --         --          --
  Exercise of warrants and
    options.................    --         --          21,855        1            68          --         --          --
Notes receivable............    --         --              --       --            --          --         --          65
Net loss....................    --         --              --       --            --     (19,033)        --          --
                               ---       ----      ----------     ----       -------     --------   -------       -----
BALANCE, DECEMBER 31,
  1999......................    --         --      15,111,097      151        54,201      (3,868)        --        (880)
Issuance of common stock:
  Grant to officers.........    --         --         160,000        2           179          --         --          --
  Exercise of warrants and
    options.................    --         --           5,333       --             6          --         --          --
  Issuance of warrants......    --         --              --       --           406          --         --          --
  Issuance of warrants to
    officers................    --         --              --       --            81          --         --          --
  Fair value of beneficial
    conversion on
    Acquisition Note A......    --         --              --       --           300          --         --          --
Treasury stock, at cost,
  acquired in Blastco
  sale......................    --         --              --       --            --          --     (3,272)         --
Notes receivable............    --         --              --       --            --          --         --         880
Net loss....................    --         --              --       --            --     (39,504)        --          --
                               ---       ----      ----------     ----       -------     --------   -------       -----
BALANCE, DECEMBER 31,
  2000......................    --         --      15,276,430      153        55,173     (43,372)    (3,272)         --
Net income (unaudited)......    --         --              --       --            --         825         --          --
                               ---       ----      ----------     ----       -------     --------   -------       -----
BALANCE, MARCH 31, 2001
  (UNAUDITED)...............    --       $ --      15,276,430     $153       $55,173     $(42,547)  $(3,272)      $  --
                               ===       ====      ==========     ====       =======     ========   =======       =====


                               TOTAL
                              --------
BALANCE, JANUARY 1, 1998....  $ 37,325
Issuance of common stock:
  Acquisitions..............    10,520
  Exercise of warrants and
    options.................    12,915
Income tax benefits from
  stock options exercised...        48
Distribution to
  shareholders..............       (34)
Repurchase of common stock
  by an acquired company....       (50)
Reclassification of
  undistributed subchapter S
  earnings of pooled
  company...................        --
Notes receivable............      (945)
Net income..................     6,134
                              --------
BALANCE, DECEMBER 31,
  1998......................    65,913
Issuance of common stock:
  Private placement.........     2,590
  Exercise of warrants and
    options.................        69
Notes receivable............        65
Net loss....................   (19,033)
                              --------
BALANCE, DECEMBER 31,
  1999......................    49,604
Issuance of common stock:
  Grant to officers.........       181
  Exercise of warrants and
    options.................         6
  Issuance of warrants......       406
  Issuance of warrants to
    officers................        81
  Fair value of beneficial
    conversion on
    Acquisition Note A......       300
Treasury stock, at cost,
  acquired in Blastco
  sale......................    (3,272)
Notes receivable............       880
Net loss....................   (39,504)
                              --------
BALANCE, DECEMBER 31,
  2000......................     8,682
Net income (unaudited)......       825
                              --------
BALANCE, MARCH 31, 2001
  (UNAUDITED)...............  $  9,507
                              ========

                See notes to consolidated financial statements.

                           INDUSTRIAL HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000, 1999 AND 1998

1. ORGANIZATION:

     The consolidated financial statements, as presented, give retroactive effect to the acquisitions accounted for as poolings-of-interest (see Note 4). Industrial Holdings, Inc. ("IHI" or the "Company"), which was incorporated in August 1989, reorganized its operations during the second quarter of 2000 into the following four business segments:

          (i) Energy Group which remanufactures and sells pumps and high-pressure valves, including pipeline valves, manifold valves and wellhead valves, and distributes other products primarily to the petrochemical, chemical and petroleum refining industries, the pipeline transportation and storage industries and energy industries, and sells new and used machine tools;

          (ii) Stud Bolt and Gasket Group which manufactures and distributes industrial metal fasteners and fabricates and distributes gaskets, hoses, fittings and other products primarily to the petrochemical and chemical refining and oil and gas industries;

          (iii) Heavy Fabrication Group which manufactures and distributes wind turbine towers, medium and thick-walled pressure vessels, gas turbine casings, heat exchangers and other large machine weldments primarily to customers in the electric power, marine, petrochemical and medical equipment industries; and

          (iv) Engineered Products Group which manufactures cold-formed fasteners and specialty metal components for sale primarily to original equipment manufacturers in the home furnishings, automotive and electrical components industries, and also manufactures customized rivet-setting machinery and automated assembly systems, which are sold primarily to the automotive industry. As described in more detail in Note 5, the results of the Engineered Products Group have been classified as discontinued operations in the Company's consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of consolidation

     The consolidated financial statements include the accounts of Industrial Holdings, Inc. and its wholly-owned subsidiaries (the "Company"). Investments in unconsolidated affiliates with ownership interests of 50% or less and which the Company does not control are accounted for using the equity method. All intercompany balances and transactions have been eliminated in consolidation.

  Revenue recognition

     The Company recognizes revenues upon shipment of its product or upon completion of services it renders. Revenues and profits on certain production contracts are recognized using the percentage-of-completion method. The percentage-of-completion is determined by relating costs or labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. Revisions of estimates are reflected in the year in which the facts necessitating the revisions become known. If a loss is indicated on any contract in process, a provision is made currently for the entire loss.

                           INDUSTRIAL HOLDINGS, INC.

     The following reflects the amounts relating to uncompleted construction contracts at December 31, 2000 and 1999 (dollars in thousands):

                                                               2000      1999
                                                              -------   -------
Costs incurred on uncompleted contracts.....................  $16,603   $ 9,101
Estimated earnings..........................................    3,090     2,183
                                                              -------   -------
                                                               19,693    11,284
Less: Billings to date......................................   23,180     9,749
                                                              -------   -------
                                                              $(3,487)  $ 1,535
                                                              =======   =======
Included in the accompanying consolidated balance sheets
  under the following captions:
  Costs and estimated earnings in excess of billings........  $ 2,986   $ 3,705
  Billings in excess of costs and estimated earnings........   (6,473)   (2,170)
                                                              -------   -------
                                                              $(3,487)  $ 1,535
                                                              =======   =======

  Credit risk

     The Company extends credit to its customers in the normal course of business and generally does not require collateral or other security. The Company performs ongoing credit evaluations of its customers' financial condition and historically has not incurred significant credit losses. Earnings are charged with a provision for doubtful accounts based on a current review of the collectibility of the accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. Presented below is a roll forward of the Company's allowance for doubtful accounts (dollars in thousands):

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                               2000     1999     1998
                                                              ------   -------   ----
Balance at beginning of year................................  $1,029   $   457   $271
Charged to expense..........................................     300     1,939    269
Write-offs and recoveries...................................    (370)   (1,367)   (83)
Sale of subsidiary company..................................    (300)       --     --
                                                              ------   -------   ----
          Balance at end of year............................  $  659   $ 1,029   $457
                                                              ======   =======   ====

     In the opinion of management, the Company is adequately reserved for credit risks related to its potentially uncollectible receivables. However, the Company continues to assess its allowance for doubtful accounts and may increase or decrease its periodic provision as additional information regarding the collectibility of these and other accounts becomes available.

  Fair value of financial instruments

     The Company's financial instruments consist of primarily cash, trade accounts and notes receivable, accounts and notes payable, and debt instruments. The book value of cash, trade accounts receivables and accounts payable are representative of their respective fair values due to the short-term maturity of these instruments. It is not practicable to estimate the fair values of debt instruments due to obligations being in default or the related party amounts (see Notes 7, 11 and 12) due to the nature of the instruments.

  Inventories

     Inventories are stated at the lower of cost or market. Cost includes, where applicable, manufacturing labor and overhead. The first-in, first-out method ("FIFO") is used to determine the cost of substantially

                           INDUSTRIAL HOLDINGS, INC.

all of the inventories except for certain valve inventories for which the specific identification method is used to determine the cost. Scrap inventories are valued at the lower of cost to recover such inventories or market.

  Property and equipment

     Property and equipment are stated on the basis of cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (3 to 15 years for furniture and fixtures, machinery and equipment and leasehold improvements, and 35 years for buildings). Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized and depreciated over their estimated useful lives. The Company leases various equipment and computer software under agreements which are classified as capital leases, which are included in property, plant and equipment.

  Long-lived assets

     The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

  Intangible assets

     Goodwill represents the excess of the purchase price over the fair market value of net tangible assets acquired. At December 31, 2000 and 1999, goodwill was $17,057,000 and $18,118,000, respectively, net of accumulated amortization of $3,251,000 and $2,404,000, respectively. Goodwill is amortized over its estimated useful life, which ranges from 20 to 30 years. Amortization expense was $847,000, $877,000, and $695,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

  Income taxes

     The Company utilizes the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  Earnings (loss) per share

     Basic earnings (loss) per share has been computed by dividing net income
(loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per share has been computed by dividing net income (loss) by the weighted average number of common shares outstanding plus dilutive potential common shares.

                           INDUSTRIAL HOLDINGS, INC.

     The following table presents information necessary to calculate basic and diluted earnings (loss) per share for the periods indicated (in thousands except per share data):

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                          2000       1999      1998
                                                        --------   --------   -------
BASIC EARNINGS (LOSS) PER SHARE:
Numerator:
  Numerator for income (loss) from continuing
     operations per share.............................  $(16,977)  $(16,180)  $ 4,998
  Numerator for income (loss) from discontinued
     operations per share.............................   (22,527)    (2,853)    1,102
                                                        --------   --------   -------
  Numerator for net income (loss) available to common
     shareholders per share...........................  $(39,504)  $(19,033)  $ 6,100
                                                        ========   ========   =======
Denominator:
  Weighted average common shares
     outstanding -- Basic.............................    14,053     14,956    14,000
                                                        ========   ========   =======
Income (loss) from continuing operations per
  share -- Basic......................................  $  (1.21)  $  (1.08)  $   .36
Income (loss) from discontinued operations per
  share -- Basic......................................     (1.60)      (.19)      .08
                                                        --------   --------   -------
Net income (loss) available to common shareholders per
  share -- Basic......................................  $  (2.81)  $  (1.27)  $   .44
                                                        ========   ========   =======
DILUTED EARNINGS (LOSS) PER SHARE:
Numerator:
  Numerator for income (loss) from continuing
     operations per share.............................  $(16,977)  $(16,180)  $ 4,998
  Numerator for income (loss) from discontinued
     operations per share.............................   (22,527)    (2,853)    1,102
                                                        --------   --------   -------
  Numerator for net income (loss) available to common
     shareholders per share...........................  $(39,504)  $(19,033)  $ 6,100
                                                        ========   ========   =======
Denominator:
  Weighted average common shares
     outstanding -- Basic.............................    14,053     14,956    14,000
  Shares issuable from assumed conversion of common
     share options, warrants granted and debt
     conversion.......................................        --         --       726
                                                        --------   --------   -------
  Weighted average common shares
     outstanding -- Diluted...........................    14,053     14,956    14,726
                                                        ========   ========   =======
Income (loss) from continuing operations per share --
  Diluted.............................................  $  (1.21)  $  (1.08)  $   .34
Income (loss) from discontinued operations per
  share -- Diluted....................................     (1.60)      (.19)      .08
                                                        --------   --------   -------
Net income (loss) available to common shareholders per
  share -- Diluted....................................  $  (2.81)  $  (1.27)  $   .42
                                                        ========   ========   =======

     There were 2,603,417, 698,950 and 882,250 options and 10,582,835, 3,488,258 and 3,006,667 warrants for 2000, 1999 and 1998, respectively, that were not included in the computation of diluted earnings (loss) per share because their inclusion would have been anti-dilutive.

                           INDUSTRIAL HOLDINGS, INC.

  Cash equivalents

     For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid investments with maturities of three months or less at the date of purchase.

  Reclassifications

     Certain reclassifications have been made to the prior-year amounts to conform to the current-year presentation.

  Estimates

     The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  New accounting pronouncement

     Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, was adopted by the Company on January 1, 2001. This statement requires the recognition of all derivatives as an asset or liability measured at its fair value and establishes accounting and reporting standards for derivative instruments embedded in other contracts. Depending on the intended use of the derivative, changes in its fair value will be reported in the period of change as either a component of earnings or a component of comprehensive income. The Company had no derivative instruments as defined by SFAS No. 133, and as a result, the adoption had no effect on the Company's financial statements.

3. BASIS OF PRESENTATION AND MANAGEMENT PLANS

     The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As disclosed in the financial statements, the Company has a net loss of $39.5 million for 2000, current liabilities in excess of current assets of $32.9 million at December 31, 2000, and debt in default. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

     As discussed in Note 10 to the consolidated financial statements, the Company's revolving line of credit agreement was amended in June 2000 with Comerica Bank-Texas, National Bank of Canada and Hibernia Bank (the "Senior Lenders"), which (i) accelerated the maturity date to January 31, 2001; (ii) reduced the revolving credit line to the lesser of $50 million or a defined borrowing base; (iii) increased the interest rate to prime plus 3%, payable weekly; and (iv) modified the financial covenants to require maintenance of minimum consolidated tangible net worth, and earnings before interest, taxes, depreciation and amortization ("EBITDA")-to-debt-service ratio as well as to require limitations on capital expenditures. In addition, the Senior Lenders waived all prior covenant violations under the previous agreement. At December 31, 2000, the Company was in violation of these financial covenants. Effective January 31, 2001, the Company entered into a fourth amendment to its credit agreement. This amendment requires that the outstanding borrowings under the credit agreement be paid in full by August 31, 2001 and required the Company to implement a plan to accomplish this repayment. Additionally, this amendment reduces the maximum availability by $100,000 each month from April 2001

                           INDUSTRIAL HOLDINGS, INC.

through August 2001 so that the maximum borrowings under the revolving line of credit could not exceed $49.5 million at August 31, 2001. The amendment further modifies the financial covenants to require maintenance of a minimum tangible net worth and a limitation on capital expenditures. At March 31, 2001, the Company was in violation of the financial covenants under the credit agreement in effect as of that date. The Company has not received waivers for these covenant violations and is currently in negotiations with the Senior Lenders to modify these covenants to levels with which the Company believes that it will be able to comply. However, without subsequent modification to the fourth amendment, the Company expects to continue to be in violation of these covenants.

     As discussed in Note 11 to the consolidated financial statements, the Company has a $15 million note payable to EnSerCo, L.L.C. ("EnSerCo") that matured on November 15, 1999. The Company was granted an extension of the due date through January 31, 2000. On January 31, 2000, the Company was unable to repay the amounts borrowed and defaulted on the note payable. On March 6, 2001, EnSerCo made demand for immediate payment of the outstanding principal and interest totaling $18 million and initiated an arbitration proceeding as required under the loan document. Discovery is in its early stages, and no opinion can be expressed as to the outcome at this time.

     As discussed in Note 11 to the consolidated financial statements, the Company has a $7.0 million term note with Heller Financial, Inc. ("Heller"), which matures on September 30, 2004. The Company was not in compliance with certain financial covenants at each of the required quarterly reporting dates during 1999 and 2000. The Company requested and received waivers from Heller through the September 30, 2000 reporting period; however, it did not seek waivers for the reporting date of December 31, 2000. The Company is in violation of the credit agreement and although Heller has not expressed the intent to call this obligation, it retains the right to do so.

     The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, continued forbearance by the Company's lenders pending modifications to these obligations or attainment of new financing.

     4. BUSINESS ACQUISITIONS AND DIVESTITURES:

     In March 2000, the Company sold its U.S. Crating subsidiary to the subsidiary's general manager for $400,000 at a gain of approximately $68,000. U.S. Crating provides crating, inspection, preparation and partial documentation services for domestic and international movement of goods. Sales for U.S. Crating were approximately $0.1 million, $1.6 million and $3.3 million for the years ended December 31, 2000, 1999 and 1998, respectively.

     Effective April 1, 2000, the Company sold its refinery dismantling and gas metering subsidiary, Blastco Services Company ("Blastco"), back to Blastco's former shareholders. The sales price of Blastco was $2.0 million in cash, $0.8 million in notes receivable and 1,586,265 shares of the Company's common stock that the former shareholders of Blastco received in the Company's acquisition of Blastco in a pooling-of-interests transaction. Also, the Company retained inventory and equipment with a net book value of $0.3 million. Subsequently, Blastco failed to perform on payment of its notes receivable and delivery of retained inventory to the Company as required under the agreement or securing a release of the Company of its guaranty of a $1.6 million secured obligation of Blastco. Additionally, Blastco defaulted on these secured debt obligations to its lenders. In January 2001, Blastco entered into a plan of liquidation under Chapter 7 of the U.S. Bankruptcy Code which was subsequently converted to a plan of reorganization under Chapter 11. As a result of Blastco's failure to perform, the Company has fully reserved against the Blastco notes receivable and the retained inventory and has accrued the shortfall between the guaranteed Blastco term note and the appraised value of the underlying collateral. The Company recorded a net gain of approximately $221,000 for the year ended December 31, 2000, which is

                           INDUSTRIAL HOLDINGS, INC.

included in other income (expense). Sales for Blastco were approximately $3.4 million, $12.1 million and $9.2 million for the years ended December 31, 2000, 1999 and 1998, respectively.

     For purposes of restating the Company's consolidated financial statements to give retroactive effect to the acquisition of Blastco, the consolidated financial statements of the Company as of and for the year ended December 31, 1998 were combined with the financial statements of Blastco as of and for the year ended December 31, 1998.

     In August 2000, after obtaining the required shareholder consents, the Company acquired from SJMB, LLC (together with its affiliates, "St. James") the general partnership interest and the 51% of limited partnership interests of OF Acquisition, L.P. ("Orbitform") that the Company did not already own (the "Orbitform Partnership Interests") (the "St. James Transaction"). The purchase price for the Orbitform Partnership Interests was approximately $7.8 million in the form of: (i) $6.9 million in secured subordinated debt bearing interest at an annual rate of 11% that is convertible into shares of the Company's common stock ($3.45 million convertible any time at $1.15 per share ("Acquisition Note A") and $3.45 million convertible after one year at $2.00 per share ("Acquisition Note B")); (ii) warrants to acquire 300,000 shares of the Company's common stock at an exercise price of $1.25 per share (valued at $81,000); and (iii) forgiveness of an $0.8 million note receivable from St. James. The purchase method was used to account for the St. James transaction and Orbitform's operations have been included in the consolidated financial statements of the Company commencing on August 15, 2000. The fair value of the beneficial conversion feature of Acquisition Note A of $0.3 million is included in interest expense based upon the immediate ability to convert. The aggregate excess of the purchase price paid over the fair value of the assets acquired was $2.6 million. Orbitform is part of EPG, and accordingly, has been accounted for as part of discontinued operations.

     In March 1998, the Company acquired WHIR Acquisition, Inc., doing business as Ameritech Fastener Manufacturing, Inc. ("Ameritech") and GHX, Incorporated ("GHX"). In April 1998, the Company acquired Moores Pump and Services, Inc. ("Moores"). In July 1998, the Company acquired United Wellhead Services, Inc. ("UWS") and in January 1999 the Company acquired Blastco in transactions accounted for as poolings-of-interest (the "Poolings"). In the Poolings the outstanding capital stock of Ameritech, GHX, Moores, UWS and Blastco (together, the "Pooled Companies") was exchanged for 5,376,063 shares of the Company's common stock.

     In January 1998, the Company acquired R. J. Machine Co., Inc. ("RJ"), in February 1998, the Company acquired Philform, Inc. ("Philform"), in July 1998, the Company acquired Beaird Industries, Inc. ("Beaird"), in August 1998, the Company acquired the assets and assumed certain liabilities of Ideal Products ("Ideal"), in August 1998, the Company acquired A&B Bolt and Supply, Inc. ("A&B") and in September 1998, the Company acquired the assets of Erie Manufacturing. The aggregate purchase price of these acquisitions was $58.7 million cash and assumed liabilities plus 1,227,854 shares of common stock valued at $10.5 million. The aggregate excess of cost over fair value of net assets acquired was $16.2 million. The results of operations of the acquired businesses have been included in the consolidated financial statements from the respective acquisition dates. Philform and Ideal are part of EPG, and accordingly have been accounted for as part of discontinued operations.

     On a pro forma unaudited basis, as if the 1998 acquisitions as described above which were accounted for under the purchase method of accounting had occurred as of January 1, 1998, sales, income from continuing operations, basic and diluted income per share from continuing operations, and basic and diluted net income per share would have been $231.4 million, $4.0 million, $0.27 and $0.26, and $0.43 and $0.41 for 1998. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the purchases been made at January 1, 1998.

                           INDUSTRIAL HOLDINGS, INC.

5. DISCONTINUED OPERATIONS

     In December 2000, the Company made the decision to actively seek a purchaser for EPG and adopted a plan to dispose of this segment of its business. The Company has accounted for the planned divestiture as discontinued operations. Accordingly, the sales, cost of sales and expenses, and assets and liabilities of EPG have been segregated in the Consolidated Statements of Operations and Consolidated Balance Sheets as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 as "Discontinued Operations."

     Following is summarized financial information for the discontinued operations (dollars in thousands):

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                         ----------------------------------
                                                            2000        1999        1998
                                                         ----------   ---------   ---------
Sales..................................................   $ 40,462     $39,713     $34,386

Income (loss) before income taxes......................       (999)     (4,074)      2,273
Income tax expense (benefit)...........................          8      (1,221)      1,171
                                                          --------     -------     -------
Income (loss) from operations of discontinued segments,
  net of tax...........................................     (1,007)     (2,853)      1,102
Loss on disposal.......................................    (21,520)         --          --
                                                          --------     -------     -------
Income (loss) from discontinued operations, net of
  tax..................................................   $(22,527)    $(2,853)    $ 1,102
                                                          ========     =======     =======

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Current assets..............................................  $16,712    $15,558
Total assets................................................   55,421     49,609
Current liabilities.........................................   28,518      8,411
Total liabilities...........................................   28,770      8,603
Net assets of discontinued operations.......................  $26,651    $41,006

     Interest expense totaling $2,089,000, $1,875,000 and $1,293,000 for 2000,
1999 and 1998, respectively, was allocated to the discontinued operations based on the outstanding debt specifically identified with EPG. The Company recorded a $22.5 million loss from discontinued operations for 2000. The net loss was comprised of a $1.0 million net loss from operations for 2000 and an estimated $21.5 million net loss on the disposal of EPG. The loss on disposal of EPG reflects adjustments to net realizable values and transaction costs directly associated with the disposal ($20.7 million) and the estimated net loss of EPG between the measurement date of December 29, 2000 and the estimated disposal date of July 31, 2001 ($0.8 million). The estimated net loss of EPG between the measurement date and the estimated disposal date includes costs associated with employee separation and facility consolidation.

6. INVENTORIES:

     Inventories at December 31, consist of (dollars in thousands):

                                                               2000      1999
                                                              -------   -------
Raw materials...............................................  $13,189   $ 9,381
Finished goods..............................................   14,506    17,360
Other.......................................................    1,959     3,399
                                                              -------   -------
                                                              $29,654   $30,140
                                                              =======   =======

                           INDUSTRIAL HOLDINGS, INC.

7. NOTES RECEIVABLE:

     Notes receivable at December 31 consist of the following (dollars in thousands):

                                                              2000    1999
                                                              ----   ------
Notes receivable from St. James or its affiliates due on
  demand, unsecured.........................................  $ --   $1,109
Mortgage note receivable with interest at 9.53% due in
  monthly installments of $15,166 through February 2007
  secured by land and building..............................    --      938
Notes receivable from employees, unsecured..................    75      228
Other notes receivable......................................   365      749
                                                              ----   ------
                                                               440    3,024
Less current portion........................................   278    1,904
                                                              ----   ------
                                                              $162   $1,120
                                                              ====   ======

     At December 31, 2000 and 1999, the Company had notes receivable from officers of $0 and $880,000, respectively (see Note 12).

8. PROPERTY AND EQUIPMENT

     Property and equipment at December 31 consist of (dollars in thousands):

                                                                2000       1999
                                                              --------   --------
Land........................................................  $    911   $  1,730
Buildings and improvements..................................     8,898     10,115
Machinery and equipment.....................................    34,323     40,908
Furniture and fixtures......................................     2,481      2,408
Construction in progress....................................       232        165
                                                              --------   --------
                                                                46,845     55,326
Less -- accumulated depreciation and amortization...........   (13,903)   (14,534)
                                                              --------   --------
                                                              $ 32,942   $ 40,792
                                                              ========   ========

     Depreciation and amortization expense was $4,323,000, $4,652,000 and $3,653,000 for 2000, 1999 and 1998, respectively. See Note 11 as it relates to capital leases and related accumulated amortization.

9. INVESTMENTS IN UNCONSOLIDATED AFFILIATES:

     Investments in unconsolidated affiliates consist of a 33 1/3% interest in AWR Acquisition, L.C. ("AWR") and a 30% interest in Midland Recycle, LLC ("Midland") and were ($2,488,000) at December 31, 1999. The Company's investment in AWR and Midland was acquired in connection with the Blastco acquisition (see
Note 4). In January 2000, Midland was liquidated for less than its net book value. As a result at December 31, 1999, we wrote-off a $343,000 intercompany note receivable from Midland as unrecoverable and recognized a $280,000 loss on the investment. The investment in AWR was sold as part of the sale of Blastco in April 2000.

                           INDUSTRIAL HOLDINGS, INC.

     The combined results of operations and financial position of the Company's unconsolidated affiliates for the year ended December 31, 1999 are summarized below:

Condensed Statement of Operations Information for the year ended December 31, 1999 (dollars in thousands):

                                                           AWR      MIDLAND   COMBINED
                                                         --------   -------   --------
Sales..................................................  $  1,734   $1,289    $  3,023
Gross profit (loss)....................................   (16,775)   1,196     (15,579)
Net income (loss)......................................   (17,147)      77     (17,070)

     Condensed Balance Sheet Information at December 31, 1999:

Current assets.........................................  $  8,340   $  240    $  8,580
Non-current assets.....................................       515    1,900       2,415
Current liabilities....................................    16,648      186      16,834
Non-current liabilities................................        --    1,625       1,625

     Condensed Statement of Operations Information for the year ended December 31, 1998:

Sales..................................................  $ 15,743   $2,671    $ 18,414
Gross profit (loss)....................................     3,956    1,493       5,449
Net income (loss)......................................     3,647     (537)      3,110

10. NOTE PAYABLE:

     Note payable at December 31 consists of the following (dollars in thousands):

                                                               2000      1999
                                                              -------   -------
Revolving line of credit with banks which provide for
  borrowings up to the lesser of a defined borrowing base or
  $50,000 at December 31, 2000 (no availability at December
  31, 2000), and $55,000 at December 31, 1999 ($1,846
  available at December 31, 1999), principal due August 31,
  2001, interest payable weekly at prime (9.50% at December
  31, 2000) plus 3%, secured by all assets of the Company...  $49,189   $46,193
                                                              =======   =======

     In June 2000, the Company amended its revolving line of credit agreement with Comerica Bank-Texas, National Bank of Canada and Hibernia Bank (the "Senior Lenders"), which (i) accelerated the maturity date to January 31, 2001; (ii) reduced the revolving credit line to the lesser of $50 million or a defined borrowing base; (iii) increased the interest rate to prime plus 3%, payable weekly; and (iv) modified the financial covenants to require maintenance of minimum consolidated tangible net worth, and earnings before interest, taxes, depreciation and amortization ("EBITDA")-to-debt-service ratio as well as to require limitations on capital expenditures. In addition, the Senior Lenders waived all prior covenant violations under the previous agreement. At December 31, 2000, the Company was in violation of these financial covenants. Effective January 31, 2001, the Company entered into a fourth amendment to its credit agreement. This amendment requires that the outstanding borrowings under the credit agreement be paid in full by August 31, 2001 and required the Company to implement a plan to accomplish this repayment. Additionally, this amendment reduces the maximum availability by $100,000 each month from April 2001 through August 2001 so that the maximum borrowings under the revolving line of credit could not exceed $49.5 million at August 31, 2001. The amendment further modifies the financial covenants to require maintenance of a minimum tangible net worth and a limitation on capital expenditures. At

                           INDUSTRIAL HOLDINGS, INC.

March 31, 2001, the Company was in violation of the financial covenants under the credit agreement in effect as of that date. The Company has not received waivers for these covenant violations and is currently in negotiations with the Senior Lenders to modify these covenants to levels with which the Company believes that it will be able to comply. However, without subsequent modification to the fourth amendment, the Company expects to continue to be in violation of these covenants. At December 31, 2000, the borrowing capacity under the credit agreement was $49.2 million and there was no availability.

     On June 30, 2000, the Company issued warrants to purchase 150,000 shares of its common stock to its Senior Lenders at an exercise price of $1.40 per share in connection with the amendment of its credit agreement. These warrants were valued at $60,000.

11. LONG-TERM OBLIGATIONS:

     Long-term obligations consist of long-term debt totaling $46.6 million and $49.8 million and capital lease obligations of $1.0 million and $2.8 million at December 31, 2000 and 1999, respectively. Current portion of long-term debt was $41.0 million and $42.2 million at December 31, 2000 and 1999, respectively. Current portion of capital lease obligations was $0.2 million and $0.5 million at December 31, 2000 and 1999, respectively.

                           INDUSTRIAL HOLDINGS, INC.

  Long-Term Debt

Long-term debt at December 31 consists of the following (dollars in thousands):

                                                               2000      1999
                                                              -------   -------
Notes payable to Comerica Bank-Texas with monthly payments
  including interest at prime (9.50% at December 31, 2000),
  maturing through 2005, secured by certain assets of the
  Company...................................................  $ 8,780   $11,433
Note payable to EnSerCo with interest currently at 18%
  matured January 31, 2000, unsecured.......................   15,000    15,000
Notes payable to Heller with monthly payments including
  interest at Libor + 2.5% (9.07% at December 31, 2000),
  maturing December 2003 and October 2004, secured by
  certain equipment.........................................    7,043     9,456
Convertible debenture payable to Trinity in quarterly
  installments beginning August 2001 including interest at
  prime (9.50% at December 31, 2000) through February 2003,
  unsecured with principal and interest convertible to the
  Company's common stock at $12.00 per share................    3,400     5,000
Convertible subordinated note payable to St. James with
  interest accruing at 11% due February 2002, with principal and interest convertible to the Company's common stock at
  $1.15 per share...........................................    3,450        --
Convertible subordinated note payable to St. James with
  interest accruing at 11% due February 2002, beginning
  after August 2001 principal and interest convertible to
  the Company's common stock at $2.00 per share.............    3,450        --
Various notes payable in monthly installments, including
  interest ranging from 7.65% to 10%, maturing 2004 through
  2010, secured by real estate..............................    2,537     3,221
Various notes payable to individuals, payable in monthly
  installments including interest ranging from 5% to 8%,
  maturing June 1998 through February 2007, unsecured.......      381       629
Various notes payable in monthly installments through 2003,
  including interest ranging from 6% to 16%, secured
  primarily by equipment....................................    2,545     5,087
                                                              -------   -------
                                                               46,586    49,826
Less current portion........................................   40,979    42,232
                                                              -------   -------
                                                              $ 5,607   $ 7,594
                                                              =======   =======

The aggregate maturities of long-term debt at December 31, 2000 are as follows (dollars in thousands):

Year ended December 31:
  2001.....................................................  $40,979
  2002.....................................................    2,624
  2003.....................................................      506
  2004.....................................................      423
  2005.....................................................      385
  Thereafter...............................................    1,669
                                                             -------
                                                             $46,586
                                                             =======

     On March 6, 2001, EnSerCo made demand for immediate payment of the outstanding principal and interest totaling $18 million and initiated an arbitration proceeding as required under the loan document. Discovery is in its early stages, and no opinion can be expressed as to the outcome at this time.

                           INDUSTRIAL HOLDINGS, INC.

Additionally, EnSerCo's payment demand created an event of default under most of the Company's term notes.

     The Company's notes payable to Heller contain requirements as to the maintenance of minimum levels of working capital and net worth, minimum rates of debt to cash flow, cash flow to certain fixed charges, liabilities to tangible net worth and capital expenditures. At December 31, 2000, the Company was not in compliance with these covenants. The Company requested and received waivers from Heller through the September 30, 2000 reporting period; however, it did not seek waivers for the reporting date of December 31, 2000.

     The Company has a $3.4 million note payable to Trinity Industries, Inc. ("Trinity") arising from its purchase of Beaird in 1998. This note was payable in equal quarterly installments over two years beginning January 31, 2001. In January 2001, this note was amended and extended. Under the terms of the amended agreement, interest accrues at prime until May 31, 2001, at which time the accrued interest is due and payable. Beginning August 2001, the note is payable in seven quarterly installments of principal plus accrued interest through February 2003.

  Capital Lease Obligations

     The Company leases various equipment and computer software under agreements that are classified as capital leases. The leases have original terms of five years. Most equipment leases have purchase options at the end of the original term. Leased capital assets included in property and equipment at December 31, 2000 are as follows (dollars in thousands):

Furniture and fixtures......................................  $1,023
Accumulated amortization....................................    (338)
                                                              ------
                                                              $  685
                                                              ======

     Future minimum payments, by year and in the aggregate, under noncancelable capital leases with initial or remaining terms of one year or more consist of the following at December 31, 2000 (dollars in thousands):

2001........................................................  $  329
2002........................................................     329
2003........................................................     329
2004........................................................     247
                                                              ------
Total minimum lease payments................................   1,234
Amounts representing interest...............................     211
                                                              ------
Present value of minimum payments...........................   1,023
Current portion.............................................     239
                                                              ------
Long-term capital lease obligations.........................  $  784
                                                              ======

12. COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS:

     The Company has entered into noncancelable operating leases with related parties for buildings and other third parties for buildings and equipment expiring in various years through 2007. Rent payments to the related parties were $648,000 for 2000, $546,000 for 1999 and $120,000 for 1998. Aggregate rent expense on all operating leases amounted to $1,591,000, $1,901,000 and $2,315,000 for the years 2000, 1999 and 1998, respectively.

                           INDUSTRIAL HOLDINGS, INC.

Future minimum lease payments are as follows (dollars in thousands):

Year ended December 31:
  2001......................................................  $1,378
  2002......................................................   1,220
  2003......................................................     785
  2004......................................................     578
  2005......................................................     516
  Thereafter................................................     730
                                                              ------
                                                              $5,207
                                                              ======

     Lease commitments to related parties are approximately $578,000, $480,000 and $120,000 for 2001, 2002, and 2003, respectively. The Company has an option to renew one building lease for an additional five years.

     In July 1998, the Company entered into an option agreement that granted it the right through 2003 to purchase approximately 95% of Belleli Energy S.r.L. ("Belleli"). Belleli is an Italian company that manufactures thick-walled pressure vessels and heat exchangers, as well as designs, engineers, constructs and erects components for desalination, electric power and petrochemical plants. Under the terms of the option agreement, the Company was obligated to provide certain interim funding to Belleli. Because of its financial condition in 1999, the Company could no longer provide financial support to Belleli. In February 2000, St. James acquired a majority interest in Belleli from Belleli's shareholder, Impianti. As a result of this transaction, the Company's obligations with respect to Belleli have been released and discharged. The Company retained a 3.5% minority interest in Belleli. In 2000, because of Belleli's continuing operating losses and anticipated future losses, the Company wrote-off its investment in Belleli.

     As a part of the Belleli transaction, the Company issued warrants to purchase 750,000 shares of its common stock to St. James at an exercise price of $1.25 per share (valued at $158,000). Additionally, the Company reimbursed St. James for satisfying its installment payment obligations under the option agreement and for its out-of-pocket expenses associated with its purchase of Belleli of approximately $752,972 and for other reimbursable miscellaneous expenses of approximately $43,889.

     In connection with the Company's amended credit agreement with its Senior Lenders, St. James agreed, under the terms of a Limited Guaranty Agreement with the Senior Lenders (the "Guaranty"), to guarantee up to $2.0 million of any amount that the Senior Lenders advance to the Company in excess of the defined borrowing base amount under the amended credit agreement. As a condition of providing this Guaranty, the Company entered into a Reimbursement Agreement with St. James. Additionally, St. James has entered into a Credit Support Agreement under which it has agreed to advance up to $1.5 million of funds to cure future financial covenant defaults under the Company's amended credit agreement.

     Under the Reimbursement Agreement and in consideration of the Guaranty, the Company issued warrants to St. James to purchase 400,000 shares of the Company's common stock at $1.25 per share (valued at $108,000) and forgave a $0.35 million note receivable from St. James. In addition, the Company will issue subordinated notes to St. James for Guaranty payments and Credit Support payments, if any, that are made to the Senior Lenders. These notes, if any, and accrued interest at an annual rate of 11%, will be due on January 31, 2002. The principal amount of these notes together with all accrued and unpaid interest is convertible into shares of the Company's common stock at a conversion price of $1.25 per share. Additionally, the Company agreed to issue to St. James warrants to purchase a number of shares of the Company's common stock equal to the amount of any Guaranty payments multiplied by 0.25, so that if St. James makes the full $2.0 million in Guaranty payments, the Company would issue

                           INDUSTRIAL HOLDINGS, INC.

500,000 warrants to acquire shares of its common stock at $1.25 per share. At December 31, 2000, there were no Guaranty or Credit Support payments.

     During 2000, the Company forgave $880,000 of notes receivable from officers and gave certain officers company-owned vehicles. Such amounts have been recorded as compensation expense for the year ended December 31, 2000.

     During 2000, the Company issued warrants to purchase 300,000 shares of its common stock to an executive officer, at an exercise price of $1.25 per share as compensation for services. These warrants were valued at $81,000.

     During 2000, the Company issued an aggregate of 160,000 shares of its common stock to two executive officers as compensation for services. These shares of common stock were valued at $181,000.

     In March 2000, the Company sold its U.S. Crating subsidiary to the subsidiary's general manager for $400,000. In April 2000, the Company sold Blastco to Blastco's former shareholders for $2.0 million in cash, $0.8 million in notes receivable and 1,586,265 shares of the Company's common stock. In August 2000, the Company acquired the Orbitform Partnership Interests from St. James for $6.9 million in convertible subordinated debt, warrants to purchase 300,000 shares of the Company's common stock at an exercise price of $1.25 per share and forgiveness of an $0.8 million note receivable from St. James (see
Note 4).

     In 1999, Blastco exchanged an aircraft with a fair value of $240,000 for $80,000 in cash and an aircraft lease with a company of which the president of Blastco is a 25% shareholder. This lease provides for monthly lease payments of $18,000 from June 1999 through April 2000 and March 2001 through May 2001 in addition to payments based on hours used and certain of the operating costs of the aircraft. The Company recorded an $11,000 gain on the exchange.

     During 1999, Blastco purchased inventory in the amount of $65,000 from a company of which the president of Blastco is a 25% shareholder.

     During 1999, AWR distributed property to one of its partners in exchange for services. AWR recognized $1.0 million in expense as a result of this distribution.

     During 1999, Blastco funded capital contributions totaling $1,307,500 for one of AWR's limited partners that did not meet its funding commitments. These contributions have been included in Investment in Unconsolidated Affiliates (see
Note 9).

     During 1998, the Company sold an interest in a demolition contract to AWR, an equity investee, for $2,000,000, net of associated expenses. This income has been recognized over the two-year estimated life of the demolition contract. The Company has recognized $1,000,000 related to this contract in each of the years ended December 31, 1999 and 1998, which is included in the accompanying consolidated statement of income under the caption Other Income.

     During 1998, the Company recorded $1,035,000 in staffing fee revenues from AWR, an affiliate in which it holds an equity interest. During 1999, no such amounts were recorded.

     In 1998, Blastco purchased equipment for $500,000 from a company of which the president of Blastco is a 25% shareholder. In 1999, the equipment was reclassified to inventories. In February 2000, the equipment was sold back to the company it was originally purchased from for $300,000. The Company recorded an impairment loss of $200,000 in 1999 on the transaction.

     In connection with its 1998 acquisition of GHX, an officer of the Company, who was a minority shareholder of GHX, received 24,345 shares of the Company's common stock.

                           INDUSTRIAL HOLDINGS, INC.

     In 1998, the Company paid St. James $1 million in advisory fees in connection with acquisitions of various companies. Mr. John Thompson, a director of the Company since February 1997, is also a director and President of St. James. Mr. Charles Underbrink, a director of the Company since February 2000, is also Chairman and Chief Executive Officer of St. James. In the second quarter of 1999, the Company realized proceeds of $2.6 million from the issuance of 349,580 shares of the Company's common stock to an affiliate of St. James. The shares were valued at $7.44 per share based upon the closing market price for the Company's stock immediately preceding the consummation of the sale.

     In connection with the 1997 purchase of Lone Star, the Company issued a note payable to the former shareholder and president of Lone Star with quarterly principal and interest payments of $30,575, maturing in January 2002 (see Note
11).

     At December 31, 2000, the Company had $652,333 in letters of credit outstanding.

     Although the sales agreement required the purchasers of Blastco to obtain the Company's release from any of its guarantees of Blastco debt, the purchasers have not done so and the Company continues to have in place its corporate guaranty of $1.6 million of Blastco term debt. This term debt is secured by equipment owned by Blastco (see Note 4).

     In July 1998, the Company acquired Beaird from Trinity for $35.0 million in cash and receivables and a $5.0 million note to Trinity. Under the purchase agreement, Trinity assumed all liabilities and retained certain accounts receivable of Beaird. The Company believed that it was entitled to receive $2.2 million of excess purchase price paid to Trinity under the purchase agreement resulting from liabilities incurred by us the Company in connection with the acquisition, and $1.84 million in other claims arising from breaches of representation and warranties. On July 15, 1999, the first installment of $1.8 million was due on the Trinity note. It was the Company's position that it offset the amount owed under the purchase agreement against this principal and interest payment. Although Trinity agreed that the Company was owed an amount, in January 2000, Trinity filed suit against us in the 134th Judicial District in the District Court of Dallas County, Texas, in a suit styled Trinity Industries, Inc. v. Industrial Holdings, Inc. In the lawsuit, Trinity alleged that the Company defaulted on the $5 million note payment and asserted that the amount it owed the Company was not sufficient to pay the first principal and interest payment and additionally cannot be offset against the $5 million note payment. In response, in February 2000, the Company filed a counterclaim alleging Trinity's fraud in failing to disclose, and in misrepresenting, certain facts about Beaird. In June 2000, the litigation was settled. Pursuant to the settlement agreement, Trinity agreed to reduce the note payable by $1.6 million in satisfaction of the counterclaim and reimbursement to the Company for losses incurred and recognized during 1999 on a contract. The Company has recorded the reduction in the note payable as an offset to the original purchase price and the loss reimbursement as other income.

     In addition to the above, the Company is involved in litigation arising in the ordinary course of its business. In the opinion of management, the ultimate liabilities, if any, as a result of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations or cash flows.

                           INDUSTRIAL HOLDINGS, INC.

13. INCOME TAXES:

     The provision for income taxes for the years ended December 31 is as follows (dollars in thousands):

                                                              2000    1999      1998
                                                              ----   -------   ------
Current
  Federal...................................................  $ --   $(2,921)  $1,774
  State.....................................................   228        43      561
                                                              ----   -------   ------
                                                               228    (2,878)   2,335
Deferred, primarily federal.................................    (4)   (3,177)     593
                                                              ----   -------   ------
Income tax expense (benefit) from continuing operations.....  $224   $(6,055)  $2,928
                                                              ====   =======   ======
Income tax expense (benefit) from discontinued operations...  $  8   $(1,221)  $1,117
                                                              ====   =======   ======

     The Company and its subsidiaries file a consolidated federal income tax return. At December 31, 2000, the Company has net operating loss ("NOL") carryforwards of approximately $34.5 million for income tax purposes which expire in 2017 and 2021. Of the carryforward amount, $33.4 million may be used at any time prior to its expiration. The remainder of these losses may be offset against the future income of the applicable subsidiary only and are subject to annual limitations.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the carrying amounts for income tax purposes, primarily resulting from the acquisitions of the Company's subsidiaries. During 2000 the Company increased the deferred tax asset valuation allowance by $11.1 million to provide for a valuation allowance to the extent that the Company's deferred tax assets exceeded its deferred income tax liabilities.

     The major components of deferred income tax assets and liabilities at December 31 are as follows (dollars in thousands):

                                                               2000      1999
                                                              -------   -------
Deferred income tax liabilities:
  Depreciation..............................................  $(7,525)  $(6,910)
  Other.....................................................   (1,176)   (2,242)
                                                              -------   -------
          Total deferred income tax liabilities.............   (8,701)   (9,152)
                                                              -------   -------
Deferred income tax assets:
  Net operating loss carryforwards..........................   11,716     7,182
  Inventory.................................................      672       608
  Losses attributable to discontinued operations............    7,317       746
  Other.....................................................    1,005     1,568
                                                              -------   -------
          Total deferred income tax assets..................   20,710    10,104
                                                              -------   -------
          Deferred income tax valuation allowance...........  (12,311)   (1,258)
                                                              -------   -------
          Deferred income tax liability, net................  $  (302)  $  (306)
                                                              =======   =======

                           INDUSTRIAL HOLDINGS, INC.

     A reconciliation of income tax expense (benefit) computed at statutory rates to income tax expense (benefit) for the years ended December 31 from continuing operations is as follows (dollars in thousands):

                                                            2000      1999      1998
                                                           -------   -------   ------
Tax at statutory rate....................................  $(5,696)  $(7,560)  $2,706
Effect of permanent difference...........................      221       237      209
Increase (decrease) in deferred tax asset valuation
  allowance..............................................   11,053     1,199       (6)
Tax effect of S corporation net income...................       --        --       (2)
Change in deferred taxes attributable to discontinued
  operations.............................................   (5,221)     (170)    (261)
Other....................................................     (283)      211      (88)
State income taxes, net of federal benefit...............      150        28      370
                                                           -------   -------   ------
          Income tax expense (benefit)...................  $   224   $(6,055)  $2,928
                                                           =======   =======   ======

14. SHAREHOLDERS' EQUITY:

  Common stock

     Holders of the Company's common stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors of the Company. Upon any liquidation or dissolution of the Company, the holders of common stock are entitled, subject to any preferential rights of the holders of preferred stock, to receive a pro rata share of all of the assets remaining available for distribution to shareholders after payment of all liabilities.

  Distribution to shareholders

     Distributions to shareholders consist of distributions to S corporation shareholders prior to the acquisition of the S corporation by the Company.

  Warrants to acquire common stock

     In 1998, the Company completed an offer to the holders of Class B warrants to exchange each Class B warrant and $10.00 cash for one share of common stock, one Class C warrant and one Class D warrant. The Company received net proceeds of $10.9 million after deducting approximately $0.1 million of related expenses.

                           INDUSTRIAL HOLDINGS, INC.

     The following table sets forth the outstanding warrants to acquire 5,388,258 shares of common stock as of December 31, 2000:

                                                                 NUMBER OF
                                                               COMMON SHARES
                                                               -------------
Class B redeemable warrants to acquire common stock at
  $10.00 per share issued in connection with initial public
  offering and with tender offer to Class B warrant holders
  currently exercisable, expiring on January 14, 2003,
  redeemable upon 30 days notice............................       149,375
Class C redeemable warrants to acquire common stock at
  $15.00 per share issued in connection with tender offer to
  Class B warrant-holders, currently exercisable, expiring
  on January 14, 2003, redeemable if closing bid price of
  common stock equals or exceeds $20.00 for 20 consecutive
  days......................................................     1,724,603
Class D redeemable warrants to acquire common stock at
  $22.50 per share issued in connection with tender offer to
  Class B warrant-holders, currently exercisable, expiring
  on January 14, 2003, redeemable if closing bid price of
  common stock equals or exceeds $25.00 for 20 consecutive
  days......................................................     1,102,689
Warrant to acquire common stock at $3.27 per share issued in connection with private financing, currently exercisable,
  expiring on December 8, 2000..............................        99,304
Warrant to acquire common stock at $7.00 per share issued in connection with acquisition financing, currently
  exercisable, expiring on November 18, 2001................       382,287
Warrant to acquire common stock at $10.00 per share,
  currently exercisable, expiring on June 18, 2007..........        30,000
Warrants to acquire common stock at $1.25 per share issued
  to SJMB as compensation for consulting services provided
  in connection with its investment in Belleli Energy,
  currently exercisable, expiring on June 29, 2005..........       750,000
Warrants to acquire common stock at $1.25 per share issued
  to SJMB in consideration of a $2 million guaranty provided by SJMB to the Company's Senior Lenders, currently
  exercisable, expiring on June 13, 2005....................       400,000
Warrants to acquire common stock at $1.40 per share issued
  to the Company's Senior Lenders in connection with the
  amendment of its credit agreement, currently exercisable,
  expiring on June 30, 2005.................................       150,000
Warrants to acquire common stock at $1.25 per share issued
  to SJMB in connection with the Company's acquisition from
  SJMB of Orbitform, currently exercisable, expiring on June
  30, 2005..................................................       300,000
Warrants to acquire common stock at $1.25 per share issued
  to an executive officer of the Company as compensation for services rendered, currently exercisable, expiring on June
  13, 2005..................................................       300,000

  Employee Stock Option Plan

     At December 31, 2000, the Company has a stock-based compensation plan under which shares or options can be granted to employees. The Company measures compensation cost for this plan using the intrinsic value method of accounting prescribed by APB Option No. 25 "Accounting for Stock Issued to Employees." Given the terms of the plan, no compensation cost has been recognized for stock options granted under the plan.

     Under the 1998 Incentive Stock Plan ("Employee Plan"), the Company may grant incentive or nonqualified options to key employees. As of December 31, 2000, there were 2.3 million shares of common stock reserved for issuance under the Employee Plan. The option price per share is generally the fair market value on the date the option is granted and each option is exercisable into one share of common stock. The options under the Employee Plan are exercisable immediately to five years after the grant date

                           INDUSTRIAL HOLDINGS, INC.

in accordance with the vesting provisions of the individual agreements set forth at the time of the award. All options expire ten years from the date of the grant.

     The following table summarizes information about employee stock options outstanding at December 31:

                                         2000                   1999                   1998
                                 --------------------   --------------------   --------------------
                                             WEIGHTED               WEIGHTED               WEIGHTED
                                             AVERAGE                AVERAGE                AVERAGE
                                             EXERCISE               EXERCISE               EXERCISE
FIXED OPTIONS                     SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
-------------                    ---------   --------   ---------   --------   ---------   --------
Outstanding at the beginning of
  the year.....................    623,950    $7.19     1,179,700    $10.57      522,750    $ 6.68
Granted........................  1,983,000    $1.26       150,000    $ 3.19      822,000    $11.87
Exercised......................     (5,333)   $1.25        (3,250)   $10.00     (156,800)   $ 4.42
Forfeited......................   (353,200)   $2.48      (702,500)   $11.99       (8,250)   $ 9.82
                                 ---------    -----     ---------    ------    ---------    ------
Outstanding at end of year.....  2,248,417    $2.71       623,950    $ 7.19    1,179,700    $10.57
                                 ---------    -----     ---------    ------    ---------    ------
Options exercisable at end of
  year.........................  1,228,417    $4.96       591,450    $ 7.59      455,077    $ 8.79
Weighted-average fair value of
  options granted during the
  year at market price.........  1,983,000    $0.64       150,000    $ 1.69      191,000    $ 3.70
Weighted-average fair value of
  options granted during the
  year where exercise price is
  greater than market price at
  grant date...................         --       --            --        --      631,000    $ 5.99

  Directors' Stock Option Plan

     The Company has a stock option plan for Non-Employee Directors (the "Director Plan"). At December 31, 2000, there were 150,000 shares of common stock reserved for issuance under the Director Plan. Pursuant to the terms of the plan, each non-employee director is entitled to receive options to purchase common stock of the Company upon initial appointment to the Board (initial grants) and annually thereafter. Grants vest over nine months and are exercisable until the tenth anniversary of the date of grant. Grants have an exercise price equal to the fair market value of the Company's stock on the date of grant.

     On June 9, 2000, an aggregate amount of 300,000 non-qualified options outside of the Director Plan were issued to five non-employee directors. One-third of these options vest immediately, with the remaining options vesting one-third on each of September 1, 2001 and 2002. These options are exercisable until the fifth anniversary of the date of grant. The exercise price of $1.25 per share was equal to the fair market value of the Company's stock on the date of grant.

                           INDUSTRIAL HOLDINGS, INC.

     The following table summarizes information about directors stock options outstanding at December 31:

                                                   2000                1999                 1998
                                            ------------------   -----------------   ------------------
                                                      WEIGHTED            WEIGHTED             WEIGHTED
                                                      AVERAGE             AVERAGE              AVERAGE
                                                      EXERCISE            EXERCISE             EXERCISE
FIXED OPTIONS                               SHARES     PRICE     SHARES    PRICE     SHARES     PRICE
-------------                               -------   --------   ------   --------   -------   --------
Outstanding at the beginning of the
  year....................................   75,000    $9.28     75,000    $9.28      60,000    $ 6.78
Granted...................................  300,000    $1.25         --       --      25,000    $12.50
Exercised.................................       --       --         --       --     (10,000)   $ 2.38
Forfeited.................................  (20,000)   $7.58         --       --          --        --
                                            -------    -----     ------    -----     -------    ------
Outstanding at end of year................  355,000    $2.59     75,000    $9.28      75,000    $ 9.28
                                            -------    -----     ------    -----     -------    ------
Options exercisable at end of year........  155,000    $4.32     75,000    $9.28      75,000    $ 9.28
Weighted-average fair value of options
  granted during the year at market
  price...................................  300,000    $0.64         --       --          --        --
Weighted-average fair value of options
  granted during the year where exercise
  price is greater than market price at
  grant date..............................       --       --         --       --      25,000    $ 5.07

     The following table summarizes significant ranges of outstanding and exercisable options at December 31, 2000.

                                         WEIGHTED
                                          AVERAGE      WEIGHTED                          WEIGHTED
                         NUMBER          REMAINING      AVERAGE          NUMBER           AVERAGE
RANGE OF             OUTSTANDING AT     CONTRACTUAL   EXERCISABLE    EXERCISABLE AT     EXERCISABLE
EXERCISABLE PRICES  DECEMBER 31, 2000      LIFE          PRICE      DECEMBER 31, 2000      PRICE
------------------  -----------------   -----------   -----------   -----------------   -----------
     $1.25              1,959,667           8.7         $ 1.25           749,667          $ 1.25
 $1.75 - $3.19            165,000           8.9         $ 3.08           155,000          $ 3.15
 $4.00 - $5.50            175,000           5.0         $ 4.79           175,000          $ 4.79
 $9.00 - $10.50           238,750           7.6         $10.01           238,750          $10.01
$11.38 - $13.75            65,000           6.9         $12.72            65,000          $12.72

     The Company's reported net income (loss) and earnings (loss) per share would have been affected had compensation cost for the Company's stock-based compensation plans been determined using the fair value method of accounting as set forth in SAFS No. 123 "Accounting for Stock-Based Compensation." For purposes of estimating the fair value disclosures below, the fair value of each stock option has been estimated on the grant date with a Black-Scholes option-pricing model using the following weighted-average assumptions: dividend yield of 0%; expected volatility range of .445% to .750%, a risk-free interest rate range of 5.75% to 6.50%; and expected lives of 3 to 6 years for stock options granted. The effects of using the fair value method of accounting on net income and earnings per share are indicated in the pro forma amounts below:

                                                            2000       1999      1998
                                                          --------   --------   ------
Net income (loss).........................  As reported   $(39,504)  $(19,033)  $6,134
                                            Pro forma     $(39,634)  $(19,201)  $4,641
Earnings (loss) per share:
  Basic...................................  As reported   $  (2.81)  $  (1.27)  $  .44
                                            Pro forma     $  (2.82)  $  (1.28)  $  .33
  Diluted.................................  As reported   $  (2.81)  $  (1.27)  $  .42
                                            Pro forma     $  (2.82)  $  (1.28)  $  .32

                           INDUSTRIAL HOLDINGS, INC.

15. EMPLOYEE BENEFIT PLANS:

     The Company maintains various 401(k) savings plans that permit participants to contribute up to 18 percent of their compensation each year. The Company will match a percentage of a participant's contributions, subject to specified limits. The Company's results of operations reflect expenses associated with the plan of approximately $406,000, $371,000 and $277,000 for 2000, 1999 and 1998,
respectively.

     On July 1, 1998, the Company acquired Beaird. Beaird has a non-contributory defined benefit plan covering its union employees. The plan provides benefits that are generally based on years of service. Annual contributions to the plan are sufficient to satisfy legal requirements.

     Net pension cost attributable to the Beaird plan includes the following components (dollars in thousands):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              2000    1999
                                                              ----   ------
Service cost -- benefits earned during the period...........  $863   $1,051
Interest cost on projected benefit obligation...............   560      482
Unrealized net loss.........................................    (3)      23
Curtailment gain............................................  (171)      --
Expected return on plan assets..............................  (558)    (487)
                                                              ----   ------
          Total pension cost................................  $691   $1,069
                                                              ====   ======

     Following are reconciliations of the Company's beginning and ending balances of its retirement plan benefit obligation, plan assets and funded status for 2000 and 1999 (dollars in thousands):

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      1999
                                                              -------   -------
Change in Benefit Obligation
  Benefit obligation at beginning of year...................  $ 7,430   $ 6,499
  Service cost..............................................      863     1,051
  Interest cost.............................................      560       482
  Benefits paid.............................................      (78)      (64)
  Curtailment gain..........................................     (171)       --
  Actuarial (gain) loss.....................................      703      (537)
                                                              -------   -------
          Benefit obligation, end of year...................    9,307     7,431
                                                              -------   -------
Change in Plan Assets
  Plan asset, at beginning of year..........................    6,203     5,424
  Benefits paid.............................................      (78)      (64)
  Employer contributions....................................      690        --
  Actual investment return..................................      (14)      843
                                                              -------   -------
          Plan assets, end of year..........................    6,801     6,203
                                                              -------   -------
Reconciliation of Funded Status
  Funded status.............................................   (2,506)   (1,228)
  Unrecognized prior service cost...........................       --        --
  Unrecognized actuarial (gain) loss........................      507      (771)
                                                              -------   -------
          Net amount recognized.............................  $(1,999)  $(1,999)
                                                              =======   =======

                           INDUSTRIAL HOLDINGS, INC.

     The benefit obligation was determined using an assumed discount rate of 7.26%. A long-term annual rate of compensation increase of 4.5% was assumed for the plan. The assumed long-term rate of return on plan assets was 9%. The unrecognized transitional asset, prior service cost and net (gain) or loss related to the plan were recognized at the acquisition date.

16. REPORTABLE SEGMENTS

     The Company's determination of reportable segments considers the strategic operating units under which the Company sells various types products and services to various customers. Financial information for purchase transactions is included in the segment disclosures only for periods subsequent to the dates of acquisition.

     As described in Note 5, the Company has reclassified the results of operations of EPG as discontinued operations. This business was previously disclosed as a separate operating segment. The segment data included below has been restated to exclude amounts related to discontinued operations.

     EPG and the Stud Bolt and Gasket Group were previously combined in the fastener manufacturing and distribution segment. The Energy Group also includes what was formerly known as the machine tool distribution segment. Additionally, one of our subsidiaries that was previously included in the fastener manufacturing and distribution segment is now part of the Energy Group.

     The accounting policies of the segments are the same as those of the Company as described in Note 2. The Company evaluates performance based on income from operations excluding certain corporate costs not allocated to the segments. Inter-segment sales are not material. Substantially all sales are from domestic sources and all assets are held in the United States.

                                            STUD BOLT       HEAVY
                                  ENERGY    AND GASKET   FABRICATION   CORPORATE   CONSOLIDATED
                                  -------   ----------   -----------   ---------   ------------
                                                     (DOLLARS IN THOUSANDS)
2000
Sales...........................  $96,030    $50,081       $40,090      $    --      $186,201
Depreciation and amortization...    2,132      1,189         1,773           76         5,170
Operating income (loss).........    5,280      2,850        (4,686)      (6,702)       (3,258)
Total assets....................   52,193     24,784        44,821        1,233       123,031
Equity investment in
  affiliates....................       --         --            --           --            --
Capital expenditures............    2,371        904         1,855           18         5,148
1999
Sales...........................  $83,242    $45,408       $73,807      $    --      $202,457
Depreciation and amortization...    2,907      1,097         1,499           26         5,529
Operating income (loss).........     (162)     1,517        (5,686)      (5,517)       (9,848)
Total assets....................   59,641     24,329        44,987       10,677       139,634
Equity investment in
  affiliates....................   (2,488)        --            --           --        (2,488)
Capital expenditures............    6,443        515           872           10         7,840
1998
Sales...........................  $86,371    $57,439       $40,011      $    --      $183,821
Depreciation and amortization...    2,644      1,123           550           31         4,348
Operating income................    4,868      4,199         1,981       (1,686)        9,362
Total assets....................   60,405     26,875        59,394        3,374       150,048
Equity investment in
  affiliates....................     (778)        --            --           --          (778)
Capital expenditures............    2,732      1,767           690          319         5,508

                           INDUSTRIAL HOLDINGS, INC.

         RECONCILIATION OF OPERATING INCOME (LOSS) TO NET INCOME (LOSS)

                                                          2000       1999      1998
                                                        --------   --------   -------
Operating income (loss)...............................  $ (3,258)  $ (9,848)  $ 9,362
Equity in earnings (losses) of unconsolidated
  affiliates..........................................        --     (6,008)    1,303
Other income (expense):
  Interest expense....................................   (10,028)    (7,848)   (4,044)
  Interest income.....................................       103        218       294
  Other income, net...................................    (3,570)     1,251     1,045
                                                        --------   --------   -------
Total other income (expense)..........................   (13,495)    (6,379)   (2,705)
Income (loss) from continuing operations before income
  taxes...............................................   (16,753)   (22,235)    7,960
Income tax expense (benefit)..........................       224     (6,055)    2,928
                                                        --------   --------   -------
Income (loss) from continuing operations..............   (16,977)   (16,180)    5,032
Income (loss) from discontinued operations............   (22,527)    (2,853)    1,102
                                                        --------   --------   -------
          Net income (loss)...........................  $(39,504)  $(19,033)  $ 6,134
                                                        ========   ========   =======

                    RECONCILIATION OF PRODUCTS AND SERVICES

                                                         2000       1999       1998
                                                       --------   --------   --------
Valves, pumps and related products...................  $ 96,030   $ 83,242   $ 86,371
Wind towers, pressure vessels and related products...    40,090     73,807     40,011
Stud bolts, gaskets and hoses........................    50,081     45,408     57,439
                                                       --------   --------   --------
Sales................................................  $186,201   $202,457   $183,821
                                                       ========   ========   ========

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial data for 2000 and 1999 are as follows (in thousands, except per share data):

                                           MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                           --------   -------   ------------   -----------
2000
Sales....................................  $43,264    $42,692     $50,874       $ 49,371
Gross profit.............................    8,490      9,122      11,044          8,235
Income (loss) from continuing
  operations.............................   (5,838)       422         329        (11,890)
Income (loss) from discontinued
  operations.............................      371        259         (94)       (23,063)
Net income (loss)........................   (5,467)       681         235        (34,953)
Earnings (loss) per share:
  Basic:
     Continuing operations...............     (.40)       .03         .02          (0.87)
     Discontinued operations.............      .02        .01        (.00)         (1.68)
     Net income (loss)...................     (.38)       .04         .02          (2.55)
  Diluted:
     Continuing operations...............     (.40)       .03         .02           (.87)
     Discontinued operations.............      .02        .01        (.00)         (1.68)
     Net income (loss)...................     (.38)       .04         .02          (2.55)

                           INDUSTRIAL HOLDINGS, INC.

                                           MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                           --------   -------   ------------   -----------
1999
Sales....................................  $61,568    $55,475     $46,381       $ 39,033
Gross profit.............................   12,585     10,740       6,231          6,151
Income (loss) from continuing
  operations.............................    1,623        509      (5,591)       (12,721)
Income (loss) from discontinued
  operations.............................      510        (46)     (1,703)        (1,614)
Net income (loss)........................    2,133        463      (7,294)       (14,335)
Earnings (loss) per share:
  Basic:
     Continuing operations...............      .10        .02        (.37)          (.83)
     Discontinued operations.............      .04        .01        (.11)          (.12)
     Net income (loss)...................      .14        .03        (.48)          (.95)
  Diluted:
     Continuing operations...............      .10        .02        (.37)          (.83)
     Discontinued operations.............      .04        .01        (.11)          (.12)
     Net income (loss)...................      .14        .03        (.48)          (.95)

18. SUBSEQUENT EVENTS (UNAUDITED)

     On April 26, 2001, the Company reached the strategic decision to market the Company's Heavy Fabrication Group subsidiary, Beaird, for sale. Beaird manufactures and distributes medium and thick-walled pressure vessels, wind towers, gas turbine casings, heat exchangers, heat panels and other large machined weldments. Much of Beaird's customer base is outside the traditional oil and gas services industry and is more focused on alternative energy industries, such as wind energy and cogeneration. As was the case with the Company's decision with respect to EPG, the Company believes that divesting of Beaird will allow it to strategically focus on the oil and gas services market. The Company believes the ability to concentrate both management and financial resources on a single market will allow it to successfully capitalize on the opportunities in that market. Additionally, the proceeds from the sale of Beaird will be used to reduce debt.

     Effective May 7, 2001, the Company executed the Merger Agreement among the Company, T-3, and First Reserve whereby the Company and T-3 will be merged in a stock for stock transaction. Upon completion of the merger, the Company will be the surviving entity and the current stockholders of T-3 will own a majority of the combined company. As a part of the transaction, T-3's primary shareholder, First Reserve Fund VIII will contribute up to an estimated $9.6 million of equity to the business and will assist the Company to refinance the combined company's debt into a long-term credit facility. Among other conditions, the merger is contingent upon obtaining the approval of the shareholders of the Company and T-3, and customary regulatory approvals. The transaction is expected to close in the third quarter of 2001.

     In connection with the execution of the Merger Agreement and to improve the liquidity of the Company during the approval period, T-3 purchased the Company's subsidiary, A&B Bolt, for a cash purchase price of $15.0 million. The proceeds were used by the Company to repay secured bank indebtedness of approximately $8.8 million and for working capital purposes. The Company will recognize a loss of approximately $4.4 million during the second quarter of 2001 in connection with this disposition. Sales for A&B Bolt were approximately $39.0 million, $38.0 million, $12.4 million (the Company purchased A&B Bolt in August 1998 and the amounts presented are for the five month period only), $10.3 million and $7.8 million for the years ended December 31, 2000, 1999 and 1998, the three months ended March 31, 2001 and the three months ended March 31, 2000, respectively. Operating income for A&B Bolt was approximately $0.8 million, $0.4 million, $0.7 million, $0.7 million and $0 for the years

                           INDUSTRIAL HOLDINGS, INC.

ended December 31, 2000, 1999 and 1998, the three months ended March 31, 2001 and the three months ended March 31, 2000, respectively. A&B Bolt was part of the Energy Group.

     On April 18, 2001, the Company received a Nasdaq Staff Determination which indicated that based on the Company's consolidated financial statements contained in the 2000 Annual Report on Form 10-K, filed on April 12, 2001, it failed to comply with The Nasdaq Stock Market, Inc.'s Marketplace Rules' net tangible assets requirement and that its securities were, therefore, subject to delisting from the Nasdaq National Market. The notice also cited the transaction with T-3 and First Reserve Fund VIII as a potential change of control transaction, which may require the Company to qualify for listing under the initial listing requirements, in accordance with Marketplace Rule 4330(f).

     The Company requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination and received the Panel's decision on June 11, 2001. The Panel was of the opinion that IHI had presented a definitive plan that would enable it to evidence compliance with all requirements for continued listing, pending completion of the merger with T-3, and determined to continue listing IHI's securities on the Nasdaq National Market pursuant to an exception. On or before June 29, 2001, IHI must make a public filing evidencing a minimum of $10 million in shareholders' equity, as well as compliance with all other requirements for continued listing on the Nasdaq National Market. In addition, IHI must make a timely filing of its Form 10-Q for the quarter ending June 30, 2001 evidencing continued compliance, as well as submit documentation by October 31, 2001 evidencing the consummation of the merger with T-3. IHI may not be able to comply with these requirements. IHI will also be required to apply for initial listing on Nasdaq National Market as a result of the merger. There is no assurance that the combined company will meet Nasdaq National Market's initial listing requirements. If the stock is not listed on NMS, then it may qualify for Nasdaq SmallCap Market or otherwise be eligible for listing on the over-the-counter Bulletin Board.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To T-3 Energy Services, Inc.:

     We have audited the accompanying consolidated balance sheet of T-3 Energy Services, Inc. (a Delaware corporation), and subsidiaries as of December 31, 2000, and the related consolidated statements of operations, cash flows and stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of T-3 Energy Services, Inc., and subsidiaries as of December 31, 2000, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
March 16, 2001

                  T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                               MARCH 31,    DECEMBER 31,
                                                                 2001           2000
                                                              -----------   ------------
                                                              (UNAUDITED)
                                         ASSETS


CURRENT ASSETS:
  Cash......................................................  $   869,523   $ 1,167,517
  Trade accounts receivable, net............................    8,876,517     7,302,065
  Inventories...............................................    5,059,713     4,226,796
  Prepaids and other........................................      587,531       306,306
  Deferred income taxes.....................................      805,327       776,934
                                                              -----------   -----------
          Total current assets..............................   16,198,611    13,779,618
PROPERTY AND EQUIPMENT, net.................................   14,189,414    13,421,150
GOODWILL, net...............................................   35,732,655    36,063,872
NONCOMPETE AGREEMENTS, net..................................    2,245,240     2,523,750
DEFERRED LOAN COSTS, net....................................      977,389       978,536
OTHER ASSETS................................................       84,880        52,567
                                                              -----------   -----------
          Total assets......................................  $69,428,189   $66,819,493
                                                              ===========   ===========

                          LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES:
  Accounts payable..........................................  $ 3,903,210   $ 2,619,574
  Accrued expenses..........................................    3,238,178     3,133,859
  Current maturities of long-term debt......................    1,590,911     1,362,989
                                                              -----------   -----------
          Total current liabilities.........................    8,732,299     7,116,422
LONG-TERM DEBT, less current maturities.....................   28,580,921    28,083,228
CONVERTIBLE SUBORDINATED DEBT, from stockholder.............    8,000,000     8,000,000
DEFERRED INCOME TAXES.......................................    1,625,014     1,586,793
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value; 500,000 shares
     authorized, no shares issued and outstanding...........           --            --
  Common stock, $.001 par value; 500,000 shares authorized,
     216,977 shares issued and outstanding..................          217           217
  Additional paid-in capital................................   21,697,516    21,697,516
  Retained earnings.........................................      792,222       335,317
                                                              -----------   -----------
          Total stockholders' equity........................   22,489,955    22,033,050
                                                              -----------   -----------
          Total liabilities and stockholders' equity........  $69,428,189   $66,819,493
                                                              ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                  T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      THREE MONTHS ENDED MARCH 31,     YEAR ENDED
                                                      ----------------------------    DECEMBER 31,
                                                          2001            2000            2000
                                                      ------------    ------------    ------------
                                                      (UNAUDITED)     (UNAUDITED)
SALES:
  Products..........................................  $ 8,626,663     $   878,969     $15,834,586
  Services..........................................    4,765,295         460,167       9,848,839
                                                      -----------     -----------     -----------
                                                       13,391,958       1,339,136      25,683,425
COST OF SALES:
  Products..........................................    5,286,738         444,989       8,739,690
  Services..........................................    3,272,107         205,912       6,431,637
                                                      -----------     -----------     -----------
                                                        8,558,845         650,901      15,171,327
                                                      -----------     -----------     -----------
          Gross profit..............................    4,833,113         688,235      10,512,098
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES........    2,962,402         355,651       6,767,193
                                                      -----------     -----------     -----------
          Income from operations....................    1,870,711         332,584       3,744,905
INTEREST EXPENSE....................................      963,583         182,816       2,721,847
OTHER (INCOME) EXPENSE, net.........................       (2,137)         (4,854)         19,779
                                                      -----------     -----------     -----------
INCOME BEFORE PROVISION FOR INCOME TAXES............      909,265         154,622       1,003,279
PROVISION FOR INCOME TAXES..........................      452,360          81,024         667,962
                                                      -----------     -----------     -----------
NET INCOME..........................................  $   456,905     $    73,598     $   335,317
                                                      ===========     ===========     ===========
NET INCOME PER COMMON SHARE:
  Basic earnings per share..........................  $      2.11     $     34.88     $      2.34
  Diluted earnings per share........................         1.91           34.88            2.34
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  Basic.............................................      216,977           2,110         143,367
  Diluted...........................................      301,857           2,110         143,367

  The accompanying notes are an integral part of these consolidated financial statements.

                  T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      THREE MONTHS ENDED MARCH 31,    YEAR ENDED
                                                      ----------------------------   DECEMBER 31,
                                                          2001           2000            2000
                                                      ------------   -------------   ------------
                                                      (UNAUDITED)     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income........................................  $   456,905    $     73,598    $    335,317
  Adjustments to reconcile net income to net cash
     provided by operating activities --
     Depreciation and amortization..................      893,844          91,044       1,947,931
     Deferred taxes.................................        9,828              --        (156,273)
     Gain on sale of property and equipment.........       (2,062)             --              --
     Changes in operating assets and liabilities --
       Trade accounts receivable, net...............   (1,574,452)         32,281        (695,045)
       Inventories..................................     (832,917)        (32,829)       (550,070)
       Prepaids and other...........................     (281,225)         21,930        (179,279)
       Other long-term assets.......................      (32,313)             --         (28,843)
       Accounts payable.............................    1,283,636        (186,651)        220,833
       Accrued expenses.............................      104,319         966,875       1,183,103
                                                      -----------    ------------    ------------
          Net cash provided by operating
            activities..............................       25,563         966,248       2,077,674
                                                      -----------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment...............   (1,088,644)        (12,859)     (5,861,325)
  Proceeds from sale of property and equipment......       56,345              --          13,000
  Cash consideration paid for acquisitions, net of
     cash acquired..................................           --     (21,370,431)    (51,889,588)
                                                      -----------    ------------    ------------
          Net cash used in investing activities.....   (1,032,299)    (21,383,290)    (57,737,913)
                                                      -----------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt and convertible
     subordinated debt, net.........................    1,002,612              --      53,263,435
  Proceeds from senior secured promissory note......           --      23,862,588              --
  Payments on long-term debt........................     (293,870)        (23,789)    (17,333,412)
  Proceeds from sales of common stock...............           --              --      20,897,733
                                                      -----------    ------------    ------------
          Net cash provided by financing
            activities..............................      708,742      23,838,799      56,827,756
                                                      -----------    ------------    ------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.......................................     (297,994)      3,421,757       1,167,517
CASH AND CASH EQUIVALENTS, beginning of period......    1,167,517              --              --
                                                      -----------    ------------    ------------
CASH AND CASH EQUIVALENTS, end of period............  $   869,523    $  3,421,757    $  1,167,517
                                                      ===========    ============    ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for --
     Interest.......................................  $   753,425    $         --    $  2,475,645
     Income taxes...................................       28,384              --         906,700
  Common stock issued in acquisitions...............           --         600,000         800,000
  Refinancing of senior secured promissory note with
     convertible subordinated debt..................           --              --       8,000,000

  The accompanying notes are an integral part of these consolidated financial statements.

                  T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                              PREFERRED STOCK     COMMON STOCK     ADDITIONAL                   TOTAL
                              ---------------   ----------------     PAID-IN     RETAINED   STOCKHOLDERS'
                              SHARES   AMOUNT   SHARES    AMOUNT     CAPITAL     EARNINGS      EQUITY
                              ------   ------   -------   ------   -----------   --------   -------------
BALANCE, JANUARY 1, 2000....    --      $--          --    $ --    $        --   $     --    $        --
Sales of common stock.......    --       --     208,977     209     20,897,524         --     20,897,733
Issuances of common stock in
  acquisitions..............    --       --       8,000       8        799,992         --        800,000
Net income..................    --       --          --      --             --    335,317        335,317
                                --      ---     -------    ----    -----------   --------    -----------
BALANCE, DECEMBER 31,
  2000......................    --       --     216,977     217     21,697,516    335,317     22,033,050
Net income (unaudited)......    --       --          --      --             --    456,905        456,905
                                --      ---     -------    ----    -----------   --------    -----------
BALANCE, MARCH 31, 2001
  (UNAUDITED)...............    --      $--     216,977    $217    $21,697,516   $792,222    $22,489,955
                                ==      ===     =======    ====    ===========   ========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                  T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2000

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Nature of Operations

     T-3 Energy Services, Inc., was originally incorporated in Delaware in October 1999 as Total Energy III, Inc. During February 2000, Total Energy III, Inc., restated its certificate of incorporation under the name T-3 Energy Services, Inc. T-3 Energy Services, Inc., supplies and services the oil and gas and chemical industries through the service, repair and manufacture of valves, wellhead, drilling and related equipment. T-3 Energy Services, Inc., and its wholly owned subsidiaries are referred to collectively as "the Company." T-3 Energy Services, Inc., had no business operations prior to its acquisition of Cor-Val, Inc. on February 29, 2000 (see Note 2).

     During fiscal year 2000, T-3 Energy Services, Inc., acquired the stock and assets of five operating companies (the Acquired Companies) (see Note 2). The Company's controlling stockholder is First Reserve Fund VIII, L.P. (First Reserve), who provided a majority of the equity funding used in the purchase of the Acquired Companies. For financial reporting purposes, T-3 Energy Services, Inc., has been identified as the accounting acquirer. The acquisitions of the Acquired Companies were accounted for using the purchase method of accounting. The allocations of the purchase prices to the assets acquired and liabilities assumed of these companies have been recorded based on preliminary estimates of fair value and may be changed as additional information becomes available. Management does not expect that differences between the preliminary and final purchase price allocations to have a material impact on the Company's financial position or results of operations.

  Interim Financial Information

     The interim balance sheet as of March 31, 2001, and statements of operations and cash flows for the three months ended March 31, 2000 and 2001, are unaudited, and certain information and footnote disclosures, normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States, have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with the respect to the interim financial statements have been included. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of T-3 Energy Services, Inc., and its wholly owned subsidiaries. All significant intercompany accounts have been eliminated.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of March 31, 2001, and December 31, 2000, there were no cash equivalents.

                  T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES

  Inventories

     Inventories are valued at the lower of cost or market, generally using the first-in, first-out (FIFO) method. Inventories consist of the following:

                                                              MARCH 31,    DECEMBER 31,
                                                                2001           2000
                                                             -----------   ------------
                                                             (UNAUDITED)
Raw materials..............................................  $   731,033   $ 1,097,569
Work in process............................................    1,805,352     1,477,006
Finished goods and component parts.........................    2,523,328     1,652,221
                                                             -----------   -----------
                                                             $ 5,059,713   $ 4,226,796
                                                             ===========   ===========

  Revenue Recognition

     The Company uses the completed-contract method of accounting, whereby manufacture, repair and service revenues are not recognized until the work is completed and/or the product is delivered to and accepted by the customer. Management's use of the completed-contract method is based upon the fact that the typical contract is completed in less than one month. A provision is made for the entire amount of future estimated losses on contracts in progress as soon as the provision can be determined based upon estimates of the Company.

  Property and Equipment

     Property and equipment is stated at cost, which has been determined based upon fair value as of the acquisition dates for property and equipment purchased in the business combinations discussed in Note 2. Depreciation is computed using the straight-line method over estimated useful lives. Expenditures for replacements and major improvements are capitalized. Expenditures for maintenance, repairs and minor replacements are charged against income as incurred. Leasehold improvements are amortized over the lesser of the estimated useful life or term of the lease.

     Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be realizable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such asset has occurred. The effect of any impairment would be to expense the difference between the fair value of such asset and its carrying value. As of March 31, 2001 and December 31, 2000, no such impairment had occurred.

  Goodwill

     Goodwill represents the excess of cost over fair value of net assets acquired and is amortized on a straight-line basis over 25 years. Amortization expense for the three months ended March 31, 2001 and 2000, and for the period from the acquisition dates through December 31, 2000, totaled $331,217 (unaudited), $45,587 (unaudited) and $886,444, respectively. The Company periodically evaluates the recoverability of intangibles resulting from business acquisitions and measures the amount of impairment, if any, by assessing current and future levels of income and cash flows as well as other factors, such as business trends and prospects and market and economic conditions. As of March 31, 2001 and December 31, 2000, no such impairment had occurred.

                  T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES

  Deferred Loan Costs

     The Company's deferred loan costs as of March 31, 2001, and December 31, 2000, totaled approximately $1,033,900 (unaudited) and $1,017,000, respectively. These costs were incurred in connection with the arrangement of the Credit Agreement (as defined in Note 4) and the Wells Fargo note payable (see Note 4). These deferred loan costs are being amortized over the terms of the applicable loan agreements which range from five to seven years. Amortization expense for the three months ended March 31, 2001 and 2000, and for the year ended December 31, 2000, totaled $18,020 (unaudited), $0 (unaudited) and $38,316, respectively.

  Income Taxes

     Income taxes are accounted for under the asset and liability method as specified by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

  Concentration of Credit Risk

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of trade accounts receivable. A majority of the Company's business is conducted with companies in the oil and gas and chemical industries with operations in the Gulf Coast area. The Company continually evaluates the financial strength of its customers but does not require collateral to support the customer receivables. The Company provides an allowance for doubtful accounts for potential collection issues in addition to reserves for specific accounts receivable where collection is no longer probable. The Company has recorded an allowance for doubtful accounts of $124,161 as of March 31, 2001 (unaudited) and as of December 31, 2000.

  Newly Issued Accounting Standards

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which became effective for the Company's financial statements beginning in fiscal 2001. SFAS No. 133 requires a company to recognize all derivative instruments (including certain derivative instruments embedded in other contracts) as assets or liabilities in its balance sheet and measure them at fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company has not engaged in the use of derivative instruments or hedging activities and therefore believes that the impact of SFAS No. 133 on its existing accounting policies and financial reporting disclosures will not be material.

                  T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES

     In December 1999, SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," was issued. SAB No. 101 summarizes certain of the SEC staff's views in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. The Company believes that its policy with respect to revenue recognition is in accordance with the new guidelines and therefore there was no impact from the adoption of the new guidelines on the Company's consolidated financial position or results of operations.

2. BUSINESS COMBINATIONS:

     During fiscal year 2000, T-3 Energy Services, Inc., acquired the stock and assets of the Acquired Companies in transactions accounted for using the purchase method of accounting. On February 29, 2000, T-3 Energy Services, Inc., acquired Cor-Val, Inc., and subsidiary for approximately $21.4 million in cash, plus liabilities assumed and the issuance of 6,000 shares of the Company's common stock. On April 30, 2000, T-3 Energy Services, Inc., acquired Preferred Industries, Inc. for approximately $18.8 million in cash, plus liabilities assumed and the issuance of 2,000 shares of the Company's common stock. Also on April 30, 2000, the Company acquired O&M Equipment, Inc. for approximately $1.4 million in cash, plus liabilities assumed. The common stock issued in these transactions was valued at $100 per share. Additionally, T-3 Energy Services, Inc., acquired Control Products of Louisiana, Inc., and Coastal Electric Motors, Inc., in September 2000 and November 2000, respectively, for total consideration of approximately $10.3 million in cash, plus liabilities assumed. The cash used to acquire these five companies was obtained from the issuance of the Company's common stock and borrowings from its controlling stockholder as well as third party financial lending institutions (see Notes 4, 5 and 9).

     The following schedule summarizes investing activities related to current-year acquisitions in the consolidated statement of cash flows:

Fair value of tangible and intangible assets, net of
  cash acquired.........................................  $21,442,799
Goodwill recorded.......................................   36,950,316
Total liabilities assumed...............................   (6,503,527)
                                                          -----------
          Cash paid for acquisitions, net of cash
            acquired....................................  $51,889,588
                                                          ===========

     The operations of the acquired businesses and assets are included in the Company's consolidated statement of operations from their respective acquisition dates. The Company's revenues and net income on an unaudited pro forma basis for the year ended December 31, 2000, assuming the acquisitions occurred on January 1, 2000, would be as follows (in thousands, except per share data):

Revenues (unaudited).......................................  $43,081
Net income (unaudited).....................................      195
EPS -- basic (unaudited)...................................      .90
EPS -- diluted (unaudited).................................      .90

     The pro forma results include adjustments for the amortization of goodwill discussed above, depreciation of property and equipment and interest expense on debt assumed to be issued to finance the purchases. The pro forma results presented are not necessarily indicative of what actually would have occurred if the acquisitions had been completed as of January 1, 2000, nor are they necessarily indicative of future consolidated results.

     For one acquisition, the Company has entered into an earnout agreement which is based on the performance of the acquired company through fiscal year 2002. The former stockholders of the acquired company can receive up to an additional $1,000,000 of cash consideration. Any additional consideration

                  T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES will be recorded at the time of issuance as additional purchase price for the acquired company and is accrued at fiscal year-end.

3. PROPERTY AND EQUIPMENT:

     A summary of property and equipment and the estimated useful lives is as follows:

                                                  ESTIMATED     MARCH 31,    DECEMBER 31,
                                                 USEFUL LIFE      2001           2000
                                                 -----------   -----------   ------------
                                                               (UNAUDITED)
Land...........................................      --        $   693,597   $   693,597
Buildings and improvements.....................  3-40 years      4,755,691     4,567,138
Machinery and equipment........................  3-15 years      7,764,894     7,281,440
Vehicles.......................................  5-10 years        588,486       483,462
Furniture and fixtures.........................  3-10 years        201,099       154,607
Computer equipment.............................   3-7 years        876,448       662,827
                                                               -----------   -----------
                                                                14,880,215    13,843,071
Less -- Accumulated depreciation...............                   (690,801)     (421,921)
                                                               -----------   -----------
          Property and equipment, net..........                $14,189,414   $13,421,150
                                                               ===========   ===========

     Depreciation expense for the three months ended March 31, 2001, and 2000, and the year ended December 31, 2000, are $266,097 (unaudited), $14,207 (unaudited) and $421,921, respectively.

4. LONG-TERM DEBT:

     Long-term debt from financial institutions consists of the following:

                                                              MARCH 31,    DECEMBER 31,
                                                                2001           2000
                                                             -----------   ------------
                                                             (UNAUDITED)
General Electric Capital Corporation Credit Facility.......  $ 2,609,470   $ 2,504,985
General Electric Capital Corporation Term A Loan...........    8,650,000     8,825,000
General Electric Capital Corporation Term B Loan...........   11,850,000    11,925,000
General Electric Capital Corporation Acquisition Term
  Loan.....................................................    4,000,000     4,000,000
Wells Fargo Bank note payable..............................    2,664,227     1,764,889
Capital leases.............................................      398,135       426,343
                                                             -----------   -----------
          Total............................................   30,171,832    29,446,217
Less -- Current maturities of long-term debt...............   (1,590,911)   (1,362,989)
                                                             -----------   -----------
          Long-term debt...................................  $28,580,921   $28,083,228
                                                             ===========   ===========

     On September 29, 2000, the Company's subsidiaries entered into a credit agreement with General Electric Capital Corporation (the Credit Agreement). The Credit Agreement includes a revolving loan commitment (the Credit Facility) of $5,000,000, a Term A Loan commitment of $9,000,000, a Term B Loan commitment of $12,000,000 and an acquisition term loan (the Acquisition Term Loan) commitment of $4,000,000.

     The Credit Facility bears interest at the Index Rate (as defined) (9.50 percent at December 31, 2000) plus 2.00 percent payable monthly or the applicable LIBOR (6.55 percent at December 31, 2000) plus 3.25 percent payable quarterly, based on the aggregate Revolving Credit Advances (as defined) outstanding from time to time. The outstanding principal balance is due no later than September 1, 2006.

                  T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES

     The Term A Loan bears interest at the Index Rate (as defined) (9.50 percent at December 31, 2000) plus 2.00 percent payable monthly or the applicable LIBOR (6.55 percent at December 31, 2000) plus 3.25 percent payable quarterly. The Term A Loan provides for 24 consecutive quarterly principal payments commencing December 1, 2000, at various escalating amounts with the final payment due on September 1, 2006.

     The Term B Loan bears interest at the Index Rate (as defined) (9.50 percent at December 31, 2000) plus 2.50 percent payable monthly or the applicable LIBOR (6.55 percent at December 31, 2000) plus 3.75 percent payable quarterly as defined in the Credit Agreement. The Term B Loan provides for 28 consecutive quarterly principal payments commencing December 1, 2000, at various escalating amounts with the final payment due on September 1, 2007.

     The Acquisition Term Loan bears interest at the Index Rate (as defined) (9.50 percent at December 31, 2000) plus 2.00 percent payable monthly or the applicable LIBOR (6.55 percent at December 31, 2000) plus 3.25 percent payable quarterly. The Acquisition Term Loan provides for 20 consecutive quarterly principal payments commencing December 1, 2001, with equal payments. The final payment is due on September 1, 2006.

     The Credit Agreement's weighted average interest rate for the year ended December 31, 2000 was 10.66 percent.

     The Wells Fargo Bank note payable bears interest at 9.00 percent. This note provides for monthly payments of principal and interest through May 2005 and is collateralized by certain real estate of one of the Company's subsidiaries.

     The Credit Agreement provides, among other restrictions, that the Company's subsidiaries maintain compliance with certain financial covenants (as defined), including a limitation on capital expenditures, a minimum fixed charge coverage ratio, interest coverage ratio, EBITDA (as defined) and a maximum Senior Debt-to-EBITDA ratio (as defined). As of March 31, 2001, and December 31, 2000, the Company was in compliance with its covenant restrictions. The Credit Agreement is collateralized by substantially all of the assets of the Company's subsidiaries.

     The aggregate maturities of long-term debt during the five years subsequent to December 31, 2000, are as follows:

Year ending December 31 --
  2001..................................................  $ 1,362,989
  2002..................................................    2,308,081
  2003..................................................    3,440,762
  2004..................................................    3,591,308
  2005..................................................    5,430,622
  Thereafter............................................   13,312,455
                                                          -----------
                                                          $29,446,217
                                                          ===========

5. CONVERTIBLE SUBORDINATED DEBT:

     Effective September 29, 2000, T-3 Energy Services, Inc., entered into a convertible subordinated debt agreement with First Reserve for $8,000,000. The entire unpaid principal outstanding balance is due in full on March 31, 2008. Interest, accruing at 12 percent per annum, will be paid quarterly in arrears beginning on March 1, 2001. Interest shall be paid, at the debtor's election, either by (a) cash, unless the Company's fixed charge coverage ratio, as defined in the Credit Agreement, is less than 1.1 to 1 and/or the Company is in default or will be in default by the making of such cash payments, or (b) the issuance

                  T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES of additional convertible subordinated debt. Accrued interest at March 31, 2001, and December 31, 2000, totaled approximately $490,287 (unaudited) and $250,667, respectively. At any time prior to the payment in full of all outstanding principal and interest, First Reserve may elect to convert all or a portion of such outstanding principal and interest into common stock of the Company at a rate equal to one share of common stock for each $100 of outstanding principal and interest.

6. EARNINGS PER SHARE

     Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is the same as basic and assumes the exercise of convertible subordinated debt securities using the treasury stock method.

     The following table reconciles the numerators and denominators of the basic and diluted per common share computations for net income for the three months ended March 31, 2001 and 2000, and for the year ended December 31, 2000, follows:

                                                    THREE MONTHS ENDED
                                                         MARCH 31,          YEAR ENDED
                                                    -------------------    DECEMBER 31,
                                                      2001       2000          2000
                                                    --------    -------    ------------
                                                        (UNAUDITED)
Numerator:
  Net income......................................  $456,905    $73,598      $335,317
  Interest on convertible debt....................   119,340         --            --
                                                    --------    -------      --------
  Net income before interest on convertible
     debt.........................................  $576,245    $73,598      $335,317
                                                    ========    =======      ========
Denominator:
  Weighted average common shares outstanding --
     basic........................................   216,977      2,110       143,367
                                                    --------    -------      --------
  Shares for convertible debt.....................    84,880         --            --
                                                    --------    -------      --------
  Weighted average common shares outstanding and
     assumed conversions -- diluted...............   301,857      2,110(2)    143,367(1)
                                                    ========    =======      ========
Earnings per share:
  Net income:
     Basic........................................  $   2.11    $ 34.88      $   2.34
     Diluted......................................  $   1.91    $ 34.88(2)   $   2.34(1)

---------------

(1) There were 20,384 weighted average shares of common stock related to the Company's convertible subordinated debt that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.

(2) There were no convertible debt securities or potentially dilutive shares issued or granted at March 31, 2000.

                  T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES

7. INCOME TAXES:

     The components of the provision (benefit) for income taxes for the year ended December 31, 2000, are as follows:

Federal --
  Current................................................  $ 779,647
  Deferred...............................................   (149,507)
State --
  Current................................................     44,588
  Deferred...............................................     (6,766)
                                                           ---------
                                                           $ 667,962
                                                           =========

     A reconciliation of the actual tax rate to the statutory U.S. tax rate for the year ended December 31, 2000, is as follows:

Income tax expense at the statutory rate..................  $351,148
Increase resulting from --
  Nondeductible goodwill..................................   310,763
  Other...................................................     6,051
                                                            --------
                                                            $667,962
                                                            ========

     The components of deferred taxes as of December 31, 2000, are as follows:

Deferred income tax assets --
  Accrued expense.......................................  $   232,062
  Inventories...........................................      501,018
  Allowance for doubtful accounts.......................       43,854
                                                          -----------
          Total deferred income tax assets..............      776,934
                                                          -----------
Deferred income tax liabilities --
  Property and equipment................................   (1,456,791)
  Other.................................................     (130,002)
                                                          -----------
          Total deferred income tax liabilities.........   (1,586,793)
                                                          -----------
          Net deferred income tax liability.............  $  (809,859)
                                                          ===========

8. RELATED-PARTY TRANSACTIONS:

     The Company has transactions in the normal course of business with certain related parties. Management believes these transactions were made at the prevailing market rates or terms.

     The Company has contracted Preferred Sandblasting, LLC, for sandblasting and painting. Preferred Sandblasting, LLC, is partly owned by prior stockholders and members of Preferred's management that currently are stockholders of the Company. The Company incurred costs of $73,308 (unaudited), $0 (unaudited) and $194,000 for the three months ended March 31, 2001 and 2000, and the year ended December 31, 2000, respectively.

     During February 2000, T-3 Energy Services, Inc., entered into a senior secured promissory note of $25 million with First Reserve, the majority owner of the Company. T-3 Energy Services, Inc., incurred interest expense of approximately $184,935 (unaudited) and $1,835,000 for the three months ended March 31, 2000, and the year ended December 31, 2000, respectively. The senior secured promissory note

                  T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES was paid off on September 29, 2000, with proceeds from the Credit Agreement and the convertible subordinated debt (see Notes 4 and 5). The convertible subordinated debt was also entered into with First Reserve (see Note 5).

     As General Electric Capital Corporation is a stockholder of the Company (see Note 10), debt issued under the Credit Agreement (see Note 4) constitutes a related-party transaction. The Company paid certain financing costs related to the Credit Agreement and incurred interest expense of approximately $666,601 (unaudited) and $660,000 for the three months ended March 31, 2001, and the year ended December 31, 2000, respectively.

9. COMMITMENTS AND CONTINGENCIES:

  Lease Commitments

     The Company leases certain buildings, equipment and vehicles under noncancelable operating leases. Total expense related to these leases included in the accompanying statements of operations for the three months ended March 31, 2001 and 2000, and the year ended December 31, 2000 were $46,246, $533 and $92,344, respectively. Aggregate minimum rental commitments for noncancelable operating leases with terms exceeding one year are as follows:

Year ending December 31 --
2001.....................................................   $ 44,683
2002.....................................................     30,967
2003.....................................................     14,823
2004.....................................................      7,285
2005.....................................................      5,747
Thereafter...............................................     17,228
                                                            --------
                                                            $120,733
                                                            ========

  Contingencies

     The Company is, from time to time, involved in various legal actions arising in the normal course of business. Management does not believe there are any existing or potential legal actions involving the Company that will have a material adverse effect on the Company's financial position or results of operations.

10. STOCKHOLDERS' EQUITY:

  Authorized Shares

     The Company's authorized capital stock consists of 1,000,000 shares. Those shares consist of 500,000 shares of common stock, par value $.001 per share, and 500,000 shares of preferred stock, par value $.01 per share.

  Sales and Issuance of Common Stock

     In the first half of fiscal year 2000, the Company sold 188,977 shares of common stock at $.001 par value to First Reserve and directors of the Company for cash proceeds of $18,897,733. On September 29, 2000, the Company sold an additional 20,000 shares of common stock at $100 per share to General Electric Capital Corporation for total cash proceeds of $2,000,000.

     In connection with certain acquisitions, the Company issued 8,000 shares of common stock at $100 per share.

                  T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES

11. EMPLOYEE BENEFIT PLANS AND MANAGEMENT CONTRACTS:

  Stock Option Plan

     The T-3 Energy Services, Inc. 2000 Stock Option Plan (the Plan) provides officers and employees with additional incentives by providing ownership interests in the Company. The Plan will remain in effect for 10 years, unless earlier terminated.

     As of December 31, 2000, the Company had issued options under the Plan to purchase up to approximately 6,905 shares of the Company's common stock at $100 per share which expire 10 years from the grant date and vest in one-fourth increments on each of the first four anniversaries of the grant date. As of December 31, 2000, the Company had also issued performance based options under the Plan to purchase up to approximately 6,369 shares of the Company's common stock at $100 per share which expire 10 years from the date of grant and vest upon the occurrence of a Liquidity Event (as defined in the Plan) based upon the annual internal rate of return realized by First Reserve due to the occurrence of the Liquidity Event. No options were exercised or cancelled in 2000. The Company follows Accounting Principles Board (APB) Opinion No. 25 in accounting for stock options issued to employees. Under APB Opinion No. 25, compensation expense is not recorded for stock options issued to employees if the exercise price of an option is equal to or greater than the market price of the stock on the date of grant. SFAS No. 123, "Accounting for Stock-Based Compensation," requires that if a company does not record compensation expense for stock options issued to employees pursuant to APB Opinion No. 25, the Company must disclose the effects on its results of operations as if an estimate of the value of stock-based compensation at the date of grant had been recorded as an expense. The Company's reported net income and earnings per share, assuming that the Company had expensed the estimated fair value of options provided to its employees over the applicable vesting period, would have been reduced to the following pro forma amounts for the year ended December 31, 2000:

Net income:
  As reported...............................................  $335,317
  Pro forma.................................................  $229,302
Basic EPS:
  As reported...............................................  $   2.34
  Pro forma.................................................  $   1.60
Diluted EPS:
  As reported...............................................  $   2.34
  Pro forma.................................................  $   1.60

     The following weighted average assumptions were used for the options granted in 2000 to complete the calculation: risk-free interest rates of 5.59 percent to 6.82 percent, expected volatility rates from 54.19% to 63.15%, an expected life of 10 years and no expected dividends. The effects of applying SFAS No. 123 may not be indicative of future amounts since additional future awards are anticipated and the estimation of values involves subjective assumptions which may vary materially as a result of actual events.

     On January 1, 2001, the Company issued additional options under the Plan to purchase up to approximately 1,500 shares of the Company's common stock at $100 per share which expire 10 years from the grant date and vest in one-fourth increments on each of the first four anniversaries of the grant date. Also on January 1, 2001, the Company issued additional performance based options under the Plan to purchase up to approximately 1,500 shares of the Company's common stock at $100 per share which expire 10 years from the date of grant and vest upon the occurrence of a Liquidity Event (as defined in

                  T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES the Plan) based upon the annual internal rate of return realized by First Reserve due to the occurrence of the Liquidity Event.

  Management Contracts

     In connection with the acquisitions discussed in Note 2, the Company has entered into employment agreements with certain key executives of the Acquired Companies and the executive officers of T-3 Energy Services, Inc. The initial term of these employment agreements is up to two years. These employment agreements generally prohibit such individuals from disclosing confidential information and trade secrets and restrict such individuals from competing with the Company for a period of two to five years following termination of employment. Cost assigned to the noncompete agreements executed in connection with the acquisitions have been capitalized on the accompanying balance sheets and are being amortized over the life of the agreement. Amortization expense related to the noncompete agreements for the three months ended March 31, 2001 and 2000, and for the period from the acquisition dates through December 31, 2000, totaled $278,510 (unaudited), $31,250 (unaudited) and $601,250, respectively.

  Defined Contribution Plans

     Certain of the Company's operating subsidiaries sponsor various retirement plans for most full-time and some part-time employees. These plans consist of defined contribution plans and provide for matching contributions up to 25 percent of the first 4 percent of covered employees' salaries or wages contributed; in addition, certain plans allow for discretionary contributions to the plans. Contributions to these plans totaled approximately $61,035 (unaudited), $4,268 (unaudited) and $100,000 for the three months ended March 31, 2001 and 2000, and for the year ended December 31, 2000, respectively.

12. SUBSEQUENT EVENTS (UNAUDITED):

     On May 7, 2001, the Company's board of directors approved an agreement and plan of merger (the Merger Agreement) with Industrial Holdings, Inc. (IHI). The proposed merger is subject to the approval of both the Company's and IHI's shareholders, and will result in each outstanding share of T-3 common stock converting into 80.006 common shares of the combined company. As a condition to the Merger Agreement, T-3 purchased IHI's subsidiary, A&B Bolt, Inc., for a purchase price of $15,000,000 in cash plus liabilities assumed. The purchase price paid by the Company for A&B Bolt, Inc., will be treated as a reduction in the Company's equity commitment to IHI resulting from the Merger Agreement. Proceeds to finance the Company's acquisition of A&B Bolt, Inc., were received by the Company from First Reserve in exchange for a $15,000,000 12% convertible subordinated note payable. At any time prior to the payment in full of all outstanding principal and interest, First Reserve may elect to convert all or a portion of such outstanding principal and interest into common stock of the Company at a rate equal to one share of common stock for each $130.88 of outstanding principal and interest.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To T-3 Energy Services, Inc.:

     We have audited the accompanying consolidated balance sheet of Cor-Val, Inc., and subsidiary as of March 31, 1999, and the related consolidated statements of operations, cash flows and stockholders' equity for the year ended March 31, 1999 and for the eleven months ended February 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cor-Val, Inc. and subsidiary, as of March 31, 1999, and the consolidated results of their operations and their cash flows for the year ended March 31, 1999, and for the eleven months ended February 29, 2000, in conformity with accounting principles generally accepted in the United States.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
June 8, 2001

                          COR-VAL, INC. AND SUBSIDIARY

                  CONSOLIDATED BALANCE SHEET -- MARCH 31, 1999

                                 ASSETS


CURRENT ASSETS:
  Cash......................................................   $      703
  Trade accounts receivable, net............................    1,229,595
  Inventories...............................................    1,309,866
  Prepaid expenses and other current assets.................      214,468
  Deferred tax asset........................................       88,746
                                                               ----------
          Total current assets..............................    2,843,378
PROPERTY AND EQUIPMENT, net.................................      744,511
CASH SURRENDER VALUE OF LIFE INSURANCE......................      453,457
                                                               ----------
          Total assets......................................   $4,041,346
                                                               ==========

                  LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES:
  Trade accounts payable....................................   $  338,327
  Accrued liabilities.......................................      190,811
  Current maturities of long-term debt......................      103,655
  Loans from stockholders...................................      822,013
  Customer advances and deposits............................       99,467
                                                               ----------
          Total current liabilities.........................    1,554,273
LONG-TERM DEBT, less current maturities.....................       93,951
DEFERRED TAX LIABILITY......................................       38,040
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, $100 par value, 1,000 shares authorized, 100
     shares issued and outstanding..........................       10,000
  Retained earnings.........................................    2,345,082
                                                               ----------
          Total stockholders' equity........................    2,355,082
                                                               ----------
          Total liabilities and stockholders' equity........   $4,041,346
                                                               ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                          COR-VAL, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              ELEVEN MONTHS
                                                                  ENDED       YEAR ENDED
                                                              FEBRUARY 29,     MARCH 31,
                                                                  2000           1999
                                                              -------------   -----------
NET SALES:
  Products..................................................   $ 8,597,067    $ 9,796,482
  Services..................................................     2,244,623        513,809
                                                               -----------    -----------
                                                                10,841,690     10,310,291
COST OF SALES:
  Products..................................................     4,499,341      4,686,975
  Services..................................................     1,077,632        131,048
                                                               -----------    -----------
                                                                 5,576,973      4,818,023
                                                               -----------    -----------
          Gross profit......................................     5,264,717      5,492,268
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES................     3,648,558      4,130,445
                                                               -----------    -----------
INCOME FROM OPERATIONS......................................     1,616,159      1,361,823
OTHER INCOME (EXPENSE):
  Interest expense..........................................       (88,537)      (119,613)
  Other income, net.........................................       141,073         22,538
                                                               -----------    -----------
INCOME BEFORE PROVISION FOR INCOME TAXES....................     1,668,695      1,264,748
PROVISION FOR INCOME TAXES..................................        50,706        468,150
                                                               -----------    -----------
NET INCOME..................................................   $ 1,617,989    $   796,598
                                                               ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                          COR-VAL, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              ELEVEN MONTHS
                                                                  ENDED       YEAR ENDED
                                                              FEBRUARY 29,    MARCH 31,
                                                                  2000           1999
                                                              -------------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................   $ 1,617,989    $ 796,598
  Adjustments to reconcile net income to net cash provided
     by operating activities --
     Depreciation and amortization..........................       311,841      194,156
     Loss (gain) on sales of equipment......................        (3,360)      10,684
     Deferred income taxes..................................        50,706      (56,638)
  Changes in operating assets and liabilities, net of
     noncash transactions --
     Trade accounts receivable, net.........................    (1,353,127)     678,903
     Inventories............................................       105,973     (583,799)
     Prepaid expenses and other current assets..............       168,729     (173,826)
     Cash surrender value of life insurance and other
      assets................................................       (58,487)    (102,024)
     Trade accounts payable.................................       358,639      125,397
     Accrued liabilities....................................       204,502      (78,859)
     Income taxes payable...................................            --     (547,014)
     Customer advances and deposits.........................       (99,467)      71,408
                                                               -----------    ---------
          Net cash provided by operating activities.........     1,303,938      334,986
                                                               -----------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.......................      (283,771)    (378,030)
  Proceeds from sales of property and equipment.............         3,360       11,637
  Cash acquired in acquisition..............................       325,440           --
                                                               -----------    ---------
          Net cash provided by (used in) investing
            activities......................................        45,029     (366,393)
                                                               -----------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of loans from stockholders.....................      (822,013)    (236,545)
  Proceeds from loans from stockholders.....................            --       45,238
  Proceeds from long-term debt..............................     1,091,570      270,339
  Repayments of long-term debt..............................    (1,479,564)    (270,773)
  Proceeds from affiliate...................................     1,915,744           --
  Stockholder distributions.................................    (1,674,261)          --
                                                               -----------    ---------
          Net cash used in financing activities.............      (968,524)    (191,741)
                                                               -----------    ---------
NET INCREASE (DECREASE) IN CASH.............................       380,443     (223,148)
CASH AT BEGINNING OF PERIOD.................................           703      223,851
                                                               -----------    ---------
CASH AT END OF PERIOD.......................................   $   381,146    $     703
                                                               ===========    =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for --
     Interest...............................................   $    88,537    $ 111,070
                                                               ===========    =========
     Income taxes...........................................   $        --    $ 693,560
                                                               ===========    =========
  Common stock issued in acquisition........................   $ 3,932,000    $      --
                                                               ===========    =========
  Distribution of assets to stockholders....................   $   647,655    $      --
                                                               ===========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                          COR-VAL, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                          COMMON STOCK     ADDITIONAL
                                        ----------------    PAID-IN      RETAINED
                                        SHARES   AMOUNT     CAPITAL      EARNINGS        TOTAL
                                        ------   -------   ----------   -----------   -----------
BALANCE, MARCH 31, 1998...............   100     $10,000   $       --   $ 1,548,484   $ 1,558,484
  Net income..........................    --          --           --       796,598       796,598
                                         ---     -------   ----------   -----------   -----------
BALANCE, MARCH 31, 1999...............   100      10,000           --     2,345,082     2,355,082
  Net income..........................    --          --           --     1,617,989     1,617,989
  Stockholder distributions...........    --          --           --    (2,321,916)   (2,321,916)
  Issuance of common stock for
     acquisition......................    25       2,500    3,929,500            --     3,932,000
                                         ---     -------   ----------   -----------   -----------
BALANCE, FEBRUARY 29, 2000............   125     $12,500   $3,929,500   $ 1,641,155   $ 5,583,155
                                         ===     =======   ==========   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                          COR-VAL, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1999

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Nature of Operations

     Cor-Val, Inc. (a Louisiana corporation), has served the oil and gas and petrochemical industries as a manufacturer of valves, control valves and chokes since 1981. On July 1, 1999, Cor-Val, Inc., purchased all of the equity securities of Cor-Val Services, Inc. (a Louisiana corporation), in exchange for 25 shares of common stock of Cor-Val, Inc. Cor-Val Services, Inc. was 100% owned by the father of Cor-Val, Inc.'s officers and directors. Prior to the acquisition, there was no common ownership between the companies and business activities were completely separate. Cor-Val Services, Inc., focuses on the repair, refurbishment and sale of blowout preventers, valves, control valves and chokes. Cor-Val, Inc., and Cor-Val Services, Inc. (together, the Company), are located in Houma, Louisiana.

  Interim Financial Information

     The results of operations and cash flows for the interim eleven months ended February 29, 2000, are not necessarily indicative of the results for the entire fiscal year.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Cor-Val, Inc., and its wholly owned subsidiary, Cor-Val Services, Inc. All significant intercompany accounts have been eliminated.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of March 31, 1999, there were no cash equivalents.

  Inventories

     Inventories are stated at the lower of cost or market; cost is determined using a weighted average based on the first-in, first-out method. Inventories consisted of the following at March 31, 1999:

Finished goods...........................................  $  984,173
Work in process..........................................     187,900
Raw materials............................................     137,793
                                                           ----------
                                                           $1,309,866
                                                           ==========

     During the eleven months ended February 29, 2000, and the year ended March 31, 1999, the Company recorded charges of $376,346 and $100,000, respectively, to cost of sales for the write-off of inventory that the Company determined was not saleable.

  Revenue Recognition

     The Company uses the completed-contract method of accounting, whereby earnings on manufacture and repair work are not recognized until the work is completed and/or the product is delivered to and accepted by the customer. Management's use of the completed-contract method is based upon the fact that the typical contract is completed in less than one month. A provision is made for the entire amount of future estimated losses on contracts in progress as soon as the provision can be determined based upon estimates of the Company.

                          COR-VAL, INC. AND SUBSIDIARY

  Property and Equipment

     Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line basis over estimated useful lives. Expenditures for replacements and major improvements are capitalized. Expenditures for maintenance, repairs and minor replacements are charged against income as incurred. Leasehold improvements are amortized over the lesser of the estimated useful life or term of the lease.

     Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be realizable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such asset is necessary. The effect of any impairment would be to expense the difference between the fair value of such asset and its carrying value. As of March 31, 1999 and for the eleven months ended February 29, 2000, no such impairment had occurred.

  Goodwill

     Goodwill represents the excess of cost over fair value of net assets acquired and is amortized on a straight-line basis over 20 years. Amortization expense for the eleven months ended February 29, 2000, totaled $79,824. The Company periodically evaluates the recoverability of intangibles resulting from business acquisitions and measures the amount of impairment, if any, by assessing current and future levels of income and cash flows as well as other factors, such as business trends and prospects and market and economic conditions.

  Income Taxes

     For the year ended March 31, 1999, income taxes are accounted for under the asset and liability method as specified by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Effective April 1, 1999, the Company elected to be treated as an S Corporation. The deferred taxes previously recorded on Cor-Val, Inc.'s March 31, 1999, balance sheet have been removed and charged to the provision for income taxes as of the effective date.

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

  Concentrations of Credit Risk

     A significant portion of the Company's sales are to customers whose activities are related to the oil and gas industry, including some who are located in foreign countries. The Company generally extends credit to these customers and, therefore, collection of receivables is affected by the economy of the oil and gas industry. Also, with respect to foreign sales, collection may be more difficult in the event of default. The Company closely monitors extensions of credit and has historically not experienced significant credit

                          COR-VAL, INC. AND SUBSIDIARY
losses. Most foreign sales are made to large, well-established companies. No single customer accounted for more than 10 percent of sales for the eleven months ended February 29, 2000, and for the year ended March 31, 1999. The Company provides an allowance for doubtful accounts for potential collection issues in addition to reserves for specific accounts receivable where collection is no longer probable. The Company has recorded an allowance for doubtful accounts of $45,117 as of March 31, 1999.

  Newly Issued Accounting Standards

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which became effective for the Company's financial statements beginning in fiscal 2001. SFAS No. 133 requires a company to recognize all derivative instruments (including certain derivative instruments embedded in other contracts) as assets or liabilities in its balance sheet and measure them at fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company has not engaged in the use of derivative instruments on hedging activities and therefore believes that the impact of SFAS No. 133 on its existing accounting policies and financial reporting disclosures will not be material.

     In December 1999, SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," was issued. SAB No. 101 summarizes certain of the SEC staff's views in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. The Company believes that its policies with respect to revenue recognition are in accordance with the new guidelines and therefore there was no impact from the adoption of the new guidelines on the Company's consolidated financial position or results of operations of the Company.

2. BUSINESS COMBINATION:

     On July 1, 1999, Cor-Val, Inc., purchased all of the outstanding equity securities of Cor-Val Services, Inc.'s common stock in a business combination accounted for using the purchase method of accounting. The accompanying consolidated balance sheet includes allocations of the purchase price to the assets acquired and liabilities assumed. The following schedule summarizes investing activities related to the acquisition in the consolidated statement of cash flows:

Fair value of assets, net of cash acquired..............   $2,045,242
Liabilities assumed.....................................     (507,957)
Goodwill recorded.......................................    2,394,715
                                                           ----------
          Common stock issued for acquisition...........   $3,932,000
                                                           ==========

3. PROPERTY AND EQUIPMENT:

     A summary of property and equipment at March 31, 1999, is as follows:

                                                              ESTIMATED
                                                            USEFUL LIVES
                                                            -------------
Leasehold improvements....................................  Life of lease   $   131,961
Machinery and equipment...................................      5-7 years     1,523,841
Vehicles..................................................        5 years       201,596
Furniture and office equipment............................      2-7 years       409,731
                                                                            -----------
                                                                              2,267,129
Less -- Accumulated depreciation..........................                   (1,522,618)
                                                                            -----------
          Property and equipment, net.....................                  $   744,511
                                                                            ===========

                          COR-VAL, INC. AND SUBSIDIARY

     Depreciation expense for the eleven months ended February 29, 2000, and the year ended March 31, 1999, are $232,017 and $194,156, respectively.

4. LONG-TERM DEBT:

     Long-term debt at March 31, 1999, is as follows:

Term note, described below..................................   $  18,052
Various notes, bearing interest at 7.5% to 10.0% in various
  monthly installments of $614 to $937, collateralized by
  four vehicles and office equipment, maturing on various
  dates through 2003........................................      96,918
Insurance note payable, bearing interest at 10.0%, payable
  in monthly installments of $12,331, maturing in May
  1999......................................................      24,662
Capital lease, bearing interest at 12.0%, payable in monthly
  installments of $2,063, maturing in January 2002..........      57,974
                                                               ---------
          Total long-term debt..............................     197,606
Less -- Current maturities..................................    (103,655)
                                                               ---------
          Long-term debt, less current maturities...........   $  93,951
                                                               =========

     Maturities of long-term debt outstanding at March 31, 1999, are as follows:

2000.....................................................   $103,655
2001.....................................................     57,623
2002.....................................................     35,622
2003.....................................................        706
                                                            --------
          Total..........................................   $197,606
                                                            ========

     The Company had available a $750,000 working capital line of credit with Regions Bank at an annual interest rate of 7.5 percent. There was no balance on this loan at March 31, 1999. The line is available to the Company for 80 percent of eligible trade accounts receivable at any given date, not to exceed the $750,000 limit. All trade accounts receivable of the Company are pledged to secure any amount outstanding on the line to the extent funds are advanced thereon. The Company did not draw any funds on this line during the year ended March 31, 1999. The line of credit was subsequently canceled by T-3 Energy on March 10, 2000.

     The Company has a term note payable to Regions Bank (the Term Note) in the original amount of $650,000. The Term Note is payable in monthly principal installments of $9,028 plus interest of 9.0 percent annually and matures on May 11, 1999. The note is secured by substantially all of the machinery, equipment, furniture and fixtures owned by the Company.

                          COR-VAL, INC. AND SUBSIDIARY

5. LOANS FROM STOCKHOLDERS:

     At March 31, 1999, the Company had the following loans payable to stockholders, which were unsecured:

Various notes payable to Kane Corte, interest payable
  annually at 10.0%.........................................   $233,594
Various notes payable to Bobby Corte, Jr., interest payable
  annually at 10.0%.........................................    259,881
Various notes payable to Dennis and Kim Sanvi, interest
  payable annually at 10.0%.................................    322,898
Note payable to Chris Corte, interest payable annually at
  10.0%.....................................................      5,640
                                                               --------
Loans from stockholders.....................................   $822,013
                                                               ========

     Subsequent to March 31, 1999, the Company repaid its loans from stockholders with proceeds from replacement financing through a loan from Regions Bank (the New Loan). The New Loan is payable to Regions Bank in monthly installments of $17,182, bears interest at 7.75 percent and matures on April 1, 2004. The New Loan is secured by the Company's machinery and equipment, inventory and trade accounts receivable.

6. INCOME TAXES:

     The components of the provision (benefit) for income tax expense for the year ended March 31, 1999, are as follows:

Federal --
  Current................................................   $480,177
  Deferred...............................................    (51,180)
State --
  Current................................................     44,611
  Deferred...............................................     (5,458)
                                                            --------
                                                            $468,150
                                                            ========

     A reconciliation of the actual tax rate to the statutory U.S. tax rate for the year ended March 31, 1999, is as follows:

Income tax expense at the statutory rate.................   $430,014
Increase resulting from --
  State income taxes, net of federal benefit.............     25,841
  Other nondeductible expenses...........................     12,295
                                                            --------
                                                            $468,150
                                                            ========

                          COR-VAL, INC. AND SUBSIDIARY

     The components of deferred taxes at March 31, 1999, are as follows:

Deferred income tax assets --
Accrued expenses..........................................   $34,327
Allowance for doubtful accounts...........................    16,919
Inventory reserve.........................................    37,500
                                                             -------
          Total deferred income tax assets................    88,746
                                                             -------
Deferred income tax liabilities --
Property and equipment....................................   (21,825)
Other.....................................................   (16,215)
                                                             -------
          Total deferred income tax liabilities...........   (38,040)
                                                             -------
          Net deferred income tax asset...................   $50,706
                                                             =======

     The income of the Company is currently taxable to the stockholders of the Company from the effective date of the election to change its status forward. No provision for income taxes is made in the accounts of the Company for the eleven months ended February 29, 2000, since the Company is an S Corporation and, as such, the taxes are liabilities of the stockholders and depend upon the stockholders' respective tax situations.

7. RELATED-PARTY TRANSACTIONS:

     The Company leases its operations facility and certain production space from related parties. Lease terms, amounts and the nature of the related-party transactions are discussed in Note 8.

     In addition to the leased operating facility described above and prior to the July 1, 1999, acquisition of Cor-Val Services, Inc., by Cor-Val, Inc. (as discussed in Note 2), the Company transacted business with Cor-Val Services, Inc. For the year ended March 31, 1999, sales to Cor-Val Services, Inc., totaled approximately $200,335 and purchases from Cor-Val Services, Inc., totaled approximately $134,839. At March 31, 1999, the Company had a $32,554 receivable from Cor-Val Services, Inc., included with trade receivables on the accompanying balance sheet. At March 31, 1999, the Company had a $8,966 payable to Cor-Val Services, Inc., included with trade payables on the accompanying balance sheet.

     During February 2000, the Company received a $1,915,744 cash advance from First Reserve Corporation, an affiliate of T-3 Energy Services (see Note 10). There were no required repayment terms related to the advance; however, T-3 Energy Services, Inc., subsequently repaid the balance with proceeds from a third-party long-term note during 2000.

8. COMMITMENTS AND CONTINGENCIES:

  Lease Commitments

     The Company leases its operations facility located in Houma, Louisiana, under a cancelable operating lease from the father of the Company's officers and directors. The lease has no specified terms other than the fixed monthly payment which approximates market rates. During the eleven months ended February 29, 2000, and the year ended March 31, 1999, the monthly payment was fixed at $13,818. Total expense for this lease included in the accompanying statements of operations for the eleven months ended February 29, 2000, and for the year ended March 31, 1999, was $152,000 and $165,822, respectively. In conjunction with the acquisition of the Company by T-3 Energy Services, Inc. (as discussed in Note
10), the facilities leased by the Company from related parties were also acquired and the related leases cancelled.

                          COR-VAL, INC. AND SUBSIDIARY

     The Company leases additional production space, a modular building and a treatment facility under a cancelable operating lease from Corte Enterprises, LLC, an affiliated company owned by the Company's officers and directors and other family members. The rent on these facilities is $9,000 per month. The rent on these facilities approximates market rates and is negotiated and agreed upon each year. Total expense for this lease included in the accompanying statements of operations for the eleven months ended February 29, 2000, and for the year ended March 31, 1999, was $172,000 and $72,000, respectively. In conjunction with the acquisition of the Company by T-3 Energy Services, Inc. (as discussed in Note 10), the facilities leased by the Company from related parties were also acquired and the related leases cancelled.

     The Company leases vehicles under noncancelable operating leases expiring through February 2003. Total expense for these vehicle leases included in the accompanying statements of operations for the eleven months ended February 29, 2000, and for the year ended March 31, 1999, was $39,295 and $49,626 respectively. The minimum monthly lease payments on these leases range from $533 to $876.

     The Company leases office equipment under noncancelable operating leases expiring through February 2003. Total expense for these equipment leases included in the accompanying statements of operations for the eleven months ended February 29, 2000, and for the year ended March 31, 1999, was $1,939 and $0, respectively. The minimum monthly lease payments on these leases range from $121 to $650.

     The minimum future rental commitments under noncancelable long-term operating leases are as follows:

Year ending February 28 --
  2001.....................................................  $30,666
  2002.....................................................   23,748
  2003.....................................................    6,495
Year ending February 29, 2004..............................    1,260
Year ending February 28, 2005..............................    1,260
Thereafter.................................................    1,260
                                                             -------
          Total minimum future lease payments..............  $64,689
                                                             =======

  Contingencies

     The Company and its subsidiary are, from time to time, involved in various legal actions arising in the normal course of business. Management does not believe there are any existing or potential legal actions involving the Company and its subsidiary that will have a material adverse effect on the Company's consolidated financial position or results of operations.

9. RETIREMENT PLANS:

     The Company has a defined contribution 401(k) profit-sharing plan available to eligible employees. All employees who qualify as to age and length of service are eligible to participate. The board of directors determines Company contributions to this plan, generally as a percentage of the employees' elective contributions. The Company contributed $46,223 and $44,835 to the plan for the eleven months ended February 29, 2000, and for the year ended March 31, 1999, respectively.

     The Company also sponsors a discretionary contribution profit-sharing plan whereby the Company may make discretionary contributions for the benefit of all eligible employees. Eligibility is determined by length of service to the Company. The Company elected to contribute $91,667 and $100,000 to the plan for the eleven months ended February 29, 2000, and for the year ended March 31, 1999, respectively. The $100,000 discretionary contribution is included with accrued liabilities on the accompanying balance sheet.

                          COR-VAL, INC. AND SUBSIDIARY

10. SUBSEQUENT EVENT:

     Effective March 1, 2000, T-3 Energy Services purchased all of the outstanding equity securities of Cor-Val, Inc., and subsidiary.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To T-3 Energy Services, Inc.:

     We have audited the accompanying balance sheets of Preferred Industries, Inc., as of December 31, 1999 and 1998, and the related statements of operations, cash flows and stockholders' equity for the years ended December 31, 1999 and 1998 and for the four months ended April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preferred Industries, Inc., as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998, and for the four months ended April 30, 2000, in conformity with accounting principles generally accepted in the United States.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
June 8, 2001

                           PREFERRED INDUSTRIES, INC.

                                 BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
                                       ASSETS


CURRENT ASSETS:
  Cash......................................................  $   60,142   $   17,892
  Trade accounts receivable, net............................   1,586,413    1,922,792
  Income tax receivable.....................................          --      138,820
  Inventories...............................................   1,411,407    1,816,239
  Current portion of notes receivable from stockholders.....     215,355      197,178
  Deferred income taxes.....................................     261,480       35,771
                                                              ----------   ----------
          Total current assets..............................   3,534,797    4,128,692
CASH SURRENDER VALUE OF LIFE INSURANCE......................     515,431      393,551
NOTES RECEIVABLE FROM STOCKHOLDERS, net of current
  portion...................................................   1,239,985    1,455,485
PROPERTY AND EQUIPMENT, net.................................   1,628,052    1,959,614
OTHER ASSETS................................................       4,405        4,405
                                                              ----------   ----------
          Total assets......................................  $6,922,670   $7,941,747

                                                              ==========   ==========
                        LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES:
  Accounts payable..........................................  $  347,508   $1,057,359
  Accrued expenses..........................................     470,701      138,113
  Current portion of notes payable..........................     527,172      485,414
                                                              ----------   ----------
          Total current liabilities.........................   1,345,381    1,680,886
NOTES PAYABLE, less current portion.........................   1,843,459    2,357,832
DEFERRED INCOME TAXES.......................................      38,930       76,746
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, no par value; 1,000 shares authorized, 83
     shares issued and outstanding..........................     150,000      150,000
  Additional paid-in capital................................     120,573      120,573
  Treasury stock, 12 shares, at cost........................    (400,000)    (400,000)
  Retained earnings.........................................   3,824,327    3,955,710
                                                              ----------   ----------
          Total stockholders' equity........................   3,694,900    3,826,283
                                                              ----------   ----------
          Total liabilities and stockholders' equity........  $6,922,670   $7,941,747
                                                              ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                           PREFERRED INDUSTRIES, INC.

                            STATEMENTS OF OPERATIONS

                                                        FOUR MONTHS      YEAR ENDED DECEMBER 31,
                                                      ENDED APRIL 30,   -------------------------
                                                           2000            1999          1998
                                                      ---------------   -----------   -----------
NET SALES:
  Products..........................................    $2,148,218      $ 9,350,089   $11,865,607
  Services..........................................     1,660,183        3,574,174     6,174,966
                                                        ----------      -----------   -----------
                                                         3,808,401       12,924,263    18,040,573
COST OF SALES:
  Products..........................................     1,396,342        6,077,558     7,973,011
  Services..........................................     1,129,574        2,423,349     4,293,159
                                                        ----------      -----------   -----------
                                                         2,525,916        8,500,907    12,266,170
                                                        ----------      -----------   -----------
          Gross profit..............................     1,282,485        4,423,356     5,774,403
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES........       640,690        4,448,761     5,544,961
                                                        ----------      -----------   -----------
INCOME (LOSS) FROM OPERATIONS.......................       641,795          (25,405)      229,442
OTHER INCOME (EXPENSE):
  Interest expense..................................       (62,209)        (205,210)     (146,373)
  Other income, net.................................        38,528          138,205       107,189
                                                        ----------      -----------   -----------
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES.....       618,114          (92,410)      190,258
PROVISION FOR INCOME TAXES..........................       266,139           38,973        87,406
                                                        ----------      -----------   -----------
NET INCOME (LOSS)...................................    $  351,975      $  (131,383)  $   102,852
                                                        ==========      ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                           PREFERRED INDUSTRIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                         FOUR MONTHS
                                                            ENDED      YEAR ENDED DECEMBER 31,
                                                          APRIL 30,    -----------------------
                                                            2000         1999         1998
                                                         -----------   ---------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)....................................  $   351,975   $(131,383)  $   102,852
  Adjustments to reconcile net income (loss) to net
     cash provided by operating activities --
     Depreciation......................................      104,175     386,214       382,107
     Deferred income taxes.............................       98,589    (263,525)     (453,774)
     Loss on disposal of assets........................           --       4,095            --
  Changes in operating assets and liabilities --
     Trade accounts receivable, net....................     (241,003)    336,379       561,864
     Income tax receivable.............................           --     138,820            --
     Inventories.......................................     (368,404)    404,832      (438,358)
     Cash surrender value of life insurance............      515,431    (121,880)     (100,570)
     Other assets......................................           --          --          (276)
     Accounts payable..................................      378,490    (709,851)      425,248
     Accrued expenses..................................      145,409     332,588        18,492
                                                         -----------   ---------   -----------
          Net cash provided by operating activities....      984,662     376,289       497,585
                                                         -----------   ---------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment..................      (75,001)    (71,247)     (877,899)
  Proceeds from sales of equipment.....................           --      12,500        25,000
                                                         -----------   ---------   -----------
          Net cash used in investing activities........      (75,001)    (58,747)     (852,899)
                                                         -----------   ---------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Notes receivable from stockholders, net..............       89,473     197,323    (1,652,663)
  Proceeds from affiliate..............................    1,537,102          --            --
  Proceeds from notes payable..........................           --          --     2,906,925
  Repayments of notes payable..........................   (2,365,856)   (472,615)     (893,574)
  Distribution to stockholders.........................      (40,000)         --            --
                                                         -----------   ---------   -----------
          Net cash provided by (used in) financing
            activities.................................     (779,281)   (275,292)      360,688
                                                         -----------   ---------   -----------
NET INCREASE IN CASH...................................      130,380      42,250         5,374
CASH AT BEGINNING OF PERIOD............................       60,142      17,892        12,518
                                                         -----------   ---------   -----------
CASH AT END OF PERIOD..................................  $   190,522   $  60,142   $    17,892
                                                         ===========   =========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for --
     Interest..........................................  $    72,245   $ 195,184   $   152,399
                                                         ===========   =========   ===========
     Income taxes......................................  $   191,067   $      --   $   621,313
                                                         ===========   =========   ===========

   The accompanying notes are an integral part of these financial statements.

                           PREFERRED INDUSTRIES, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                   COMMON STOCK      ADDITIONAL   TREASURY
                                 -----------------    PAID-IN      STOCK,      RETAINED
                                 SHARES    AMOUNT     CAPITAL      AT COST     EARNINGS      TOTAL
                                 ------   --------   ----------   ---------   ----------   ----------
BALANCE, DECEMBER 31, 1997.....    83     $150,000    $120,573    $(400,000)  $3,852,858   $3,723,431
  Net income...................    --           --          --           --      102,852      102,852
                                   --     --------    --------    ---------   ----------   ----------
BALANCE, DECEMBER 31, 1998.....    83      150,000     120,573     (400,000)   3,955,710    3,826,283
  Net loss.....................    --           --          --           --     (131,383)    (131,383)
                                   --     --------    --------    ---------   ----------   ----------
BALANCE, DECEMBER 31, 1999.....    83      150,000     120,573     (400,000)   3,824,327    3,694,900
  Net income...................    --           --          --           --      351,975      351,975
  Stockholder distributions....    --           --          --           --      (40,000)     (40,000)
                                   --     --------    --------    ---------   ----------   ----------
BALANCE, APRIL 30, 2000........    83     $150,000    $120,573    $(400,000)  $4,136,302   $4,006,875
                                   ==     ========    ========    =========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                           PREFERRED INDUSTRIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Nature of Operations

     Preferred Industries, Inc. (the Company), a Louisiana corporation located in Houma, Louisiana, was formed in 1982. The Company services the oil and gas production industry through the manufacture and repair of wellhead and drilling equipment.

  Interim Financial Information

     The results of operations and cash flows for the interim four months ended April 30, 2000, are not necessarily indicative of the results for the entire fiscal year.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 1999 and 1998, there were no cash equivalents.

  Inventories

     Inventories are valued at specific cost and are stated at the lower of cost or market. Inventories consist of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
Finished goods and component parts..........................  $  603,911   $  960,650
Work in process.............................................     180,568      279,996
Raw materials...............................................     626,928      575,593
                                                              ----------   ----------
                                                              $1,411,407   $1,816,239
                                                              ==========   ==========

     During the year ended December 31, 1999, the Company recorded a charge of $334,850 to cost of sales for the write-off of inventory that the Company determined was not saleable.

  Revenue Recognition

     The Company uses the completed-contract method of accounting, whereby earnings on manufacture and repair work are not recognized until the work is completed and/or delivered to and accepted by the customer. Management's use of the completed-contract method is based upon the fact that the typical contract is completed in less than one month. A provision is made for the entire amount of future estimated losses on contracts in progress as soon as the provision can be determined based upon estimates of the Company.

  Property and Equipment

     Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives. Expenditures for replacements and major improvements are capitalized. Expenditures for maintenance, repairs and minor replacements are charged against income as incurred. Leasehold improvements are amortized over the lesser of the estimated useful life or term of the lease.

     Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be realizable. If an evaluation is required, the estimated future

                           PREFERRED INDUSTRIES, INC.

undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such asset is necessary. The effect of any impairment would be to expense the difference between the fair value of such asset and its carrying value. As of December 31, 1999 and for the four months ended April 30, 2000, no such impairment had occurred.

  Income Taxes

     Income taxes are accounted for under the asset and liability method as specified by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Concentration of Credit Risk

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of trade accounts receivable. A majority of the Company's business is conducted with oil and gas exploration companies and oil field service companies with operations in the Gulf of Mexico. The Company continually evaluates the financial strength of its customers but does not require collateral to support the customer receivables. For the four months ended April 30, 2000, and for the years ended December 31, 1999 and 1998, one customer (a different customer in each period) accounted for approximately 12 percent, 30 percent and 11 percent, respectively, of the Company's sales. The Company provides an allowance for doubtful accounts for potential collection issues in addition to reserves for specific accounts receivable where collection is no longer probable. The Company has recorded an allowance for doubtful accounts of $11,072 and $43,258 as of December 31, 1999 and 1998, respectively.

  Newly Issued Accounting Standards

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which became effective for the Company's financial statements beginning in fiscal 2001. SFAS No. 133 requires a company to recognize all derivative instruments (including certain derivative instruments embedded in other contracts) as assets or liabilities in its balance sheet and measure them at fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company has not engaged in the use of derivative instruments or hedging activities and therefore believes that the impact of SFAS No. 133 on its existing accounting policies and financial reporting disclosures will not be material.

     In December 1999, SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," was issued. SAB No. 101 summarizes certain of the SEC staff's views in applying accounting principles generally accepted in the United States to revenue recognition in financial

                           PREFERRED INDUSTRIES, INC.

statements. The Company believes that its policies with respect to revenue recognition are in accordance with the new guidelines and therefore there was no impact from the adoption of the new guidelines on the Company's financial position or results of operations of the Company.

2. PROPERTY AND EQUIPMENT:

     A summary of property and equipment follows:

                                                                      DECEMBER 31,
                                                   ESTIMATED    -------------------------
                                                  USEFUL LIFE      1999          1998
                                                  -----------   -----------   -----------
Buildings and improvements......................  15 years      $   854,207   $   854,207
Machinery and equipment.........................  10 years        4,266,621     4,245,474
Vehicles........................................   5 years          290,222       290,222
Furniture and fixtures..........................   5 years           61,290        61,290
                                                                -----------   -----------
                                                                  5,472,340     5,451,193
Less -- Accumulated depreciation................                 (3,844,288)   (3,491,579)
                                                                -----------   -----------
          Property and equipment, net...........                $ 1,628,052   $ 1,959,614
                                                                ===========   ===========

     Depreciation expense for the four months ended April 30, 2000, and the years ended December 31, 1999, and 1998, are $104,175, $386,214 and $382,107,
respectively.

3. NOTES PAYABLE:

     A summary of notes payable follows:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
Installment note payable, secured by equipment, maturing
  January 31, 2003, annual interest at 8.15%, payable in
  monthly installments of $24,565...........................  $  792,510   $1,012,106
Installment note payable, secured by inventory, accounts
  receivable, equipment and buildings, maturing September
  10, 2003, annual interest at 8.00%, payable in monthly
  installments of $27,000...................................   1,455,340    1,637,023
Financing note payable, maturing January 7, 2001, annual
  interest at 9.50%, payable in monthly installments of
  $597......................................................       7,162       14,324
Financing note payable, due October 1, 2001, secured by
  equipment, annual interest at 8.54%, payable in monthly
  installments of $6,143....................................     115,619      179,793
                                                              ----------   ----------
          Total notes payable...............................   2,370,631    2,843,246
Less -- Current portion.....................................    (527,172)    (485,414)
                                                              ----------   ----------
          Notes payable, less current portion...............  $1,843,459   $2,357,832
                                                              ==========   ==========

     Maturities of notes payable as of December 31, 1999, are summarized below:

2000.....................................................  $  527,172
2001.....................................................     546,980
2002.....................................................     533,798
2003.....................................................     762,681
                                                           ----------
                                                           $2,370,631
                                                           ==========

                           PREFERRED INDUSTRIES, INC.

     The Company's notes payable maturing on January 31, 2003, and September 10, 2003, are held by the same bank and contain similar financial covenant requirements. Among these requirements are provisions for the maintenance of specified financial ratios and net worth levels. This debt was retired subsequent to year-end through proceeds received from an affiliate, as discussed below.

     During 2000, the Company received a $1,537,102 cash advance from First Reserve Corporation, an affiliate of T-3 Energy Services, Inc. (see Note 8). The proceeds from this advance were used to repay and retire substantially all of the above notes payable prior to the acquisition of the Company by T-3 Energy Services, Inc. on April 30, 2000.

4. INCOME TAXES:

     The components of the provision (benefit) for income taxes are as follows:

                                                    FOUR MONTHS     YEAR ENDED DECEMBER 31,
                                                  ENDED APRIL 30,   -----------------------
                                                       2000            1999         1998
                                                  ---------------   ----------   ----------
Federal --
  Current.......................................     $145,090       $ 261,949    $ 471,681
  Deferred......................................       85,373        (224,179)    (392,671)
State --
  Current.......................................       22,460          40,549       69,499
  Deferred......................................       13,216         (39,346)     (61,103)
                                                     --------       ---------    ---------
                                                     $266,139       $  38,973    $  87,406
                                                     ========       =========    =========

     A reconciliation of the actual tax rate to the statutory U.S. tax is as follows:

                                                                           YEAR ENDED
                                                       FOUR MONTHS        DECEMBER 31,
                                                     ENDED APRIL 30,   ------------------
                                                          2000           1999      1998
                                                     ---------------   --------   -------
Income tax expense (benefit) at the statutory
  rate.............................................     $210,159       $(31,419)  $64,688
Increase resulting from --
  State income taxes, net of federal benefit.......       23,546            794     5,542
  Other nondeductible expenses.....................       32,434         69,598    17,176
                                                        --------       --------   -------
                                                        $266,139       $ 38,973   $87,406
                                                        ========       ========   =======

                           PREFERRED INDUSTRIES, INC.

     The components of deferred taxes are as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Deferred income tax assets --
  Allowance for doubtful accounts...........................  $  8,775   $  5,498
  Accrued expense...........................................   171,273     49,669
  Inventories...............................................   124,717         --
                                                              --------   --------
          Total deferred income tax assets..................   304,765     55,167
                                                              --------   --------
Deferred income tax liabilities --
  Inventories...............................................        --    (19,396)
  Property and equipment....................................    (6,201)   (13,795)
  Other.....................................................   (76,014)   (62,951)
                                                              --------   --------
          Total deferred income tax liabilities.............   (82,215)   (96,142)
                                                              --------   --------
          Net deferred income tax asset (liability).........  $222,550   $(40,975)
                                                              ========   ========

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

5. RELATED-PARTY TRANSACTIONS:

     In September 1998, the Company entered into a note payable with a bank for $1,700,000 (see Note 3). Substantially all of the proceeds from this note were loaned to certain stockholders of the Company, who in turn, purchased an ownership interest in O&M Equipment, Inc. (O&M). Therefore, the Company is affiliated with O&M through common ownership. The loan to these stockholders was made at the prevailing market rate with terms identical to the Company's note payable and has been recorded as notes receivable from stockholders on the accompanying balance sheets at December 31, 1999 and 1998. For the four months ended April 30, 2000, and for the years ended December 31, 1999 and 1998, interest income on the notes receivable from stockholders was $38,087, $126,667 and $45,489, respectively. The notes receivable from stockholders were fully repaid on April 30, 2000, in connection with the purchase of the Company's outstanding equity securities by T-3 Energy Services, Inc.

     The Company entered into a limited number of business transactions with O&M on terms which management believes are at the prevailing market rates. For the four months ended April 30, 2000, and for the years ended December 31, 1999 and 1998, sales to O&M totaled $53,912, $21,735 and $3,857, respectively. For the four months ended April 30, 2000, and for the years ended December 31, 1999 and 1998, purchases from O&M totaled $30,989, $82,650 and $29,860, respectively. At December 31, 1999, the Company had accounts receivable from O&M of $2,408 included with accounts receivable on the accompanying balance sheet. There were no receivables from O&M at December 31, 1998. At December 31, 1999 and 1998, the Company had accounts payable to O&M of $19,130 and $8,910, respectively, included with accounts payable on the accompanying balance sheets.

                           PREFERRED INDUSTRIES, INC.

6. COMMITMENTS AND CONTINGENCIES:

  Lease Commitments

     The Company leases land and equipment under various noncancelable operating leases including certain leases which contain escalation clauses. Future minimum lease commitments as of April 30, 2000, applicable to noncancelable operating leases with terms of one year or more, are summarized below:

Year ending April 30 --
  2001....................................................   $25,802
  2002....................................................    12,834
  2003....................................................     8,315
  2004....................................................     6,474
  2005....................................................     5,554
  Thereafter..............................................    16,570
                                                             -------
                                                             $75,549
                                                             =======

     Total lease expense included in the accompanying statements of operations for the four months ended April 30, 2000, and for the years ended December 31, 1999 and 1998, was $13,573, $36,595 and $45,408, respectively.

  Contingencies

     The Company is, from time to time, involved in various legal actions arising in the normal course of business. Management does not believe there are any existing or potential legal actions involving the Company that will have a material adverse effect on the Company's financial position or results of operations.

7. RETIREMENT PLANS:

     The Company has a defined contribution 401(k) profit-sharing plan available to eligible employees. All employees who qualify as to age and length of service are eligible to participate. Each employee can elect to contribute up to $10,000 per year to the plan. The Company will match 50 cents for every dollar contributed by the employee up to 4 percent of the employee's gross salary. The Company contributed $28,824, $96,103 and $100,914 to the plan for the four months ended April 30, 2000, and for the years ended December 31, 1999 and 1998, respectively.

8. SUBSEQUENT EVENTS:

     Effective April 30, 2000, a change in control of the Company occurred as a result of the purchase of all of the Company's outstanding equity securities by T-3 Energy Services, Inc.

                                                                         ANNEX I

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                           INDUSTRIAL HOLDINGS, INC.,

                         T-3 ENERGY SERVICES, INC., AND

                  FIRST RESERVE FUND VIII, LIMITED PARTNERSHIP

                            DATED AS OF MAY 7, 2001

                               TABLE OF CONTENTS

ARTICLE 1.  DEFINED TERMS...................................................   I-1
  Section 1.1   Definitions.................................................   I-1
ARTICLE 2.  THE CLOSING; THE MERGER; EFFECTS OF THE MERGER..................   I-5
  Section 2.1   Closing.....................................................   I-5
  Section 2.2   The Merger..................................................   I-6
  Section 2.3   Effects of the Merger.......................................   I-6
ARTICLE 3.  MERGER CONSIDERATION; CONVERSION OF SHARES......................   I-8
  Section 3.1   Conversion of Shares........................................   I-8
  Section 3.2   Treatment of T-3 Stock Options..............................   I-9
ARTICLE 4.  REPRESENTATIONS AND WARRANTIES OF T-3...........................   I-9
  Section 4.1   Organization; Qualification.................................   I-9
  Section 4.2   Capital Stock; Subsidiaries.................................   I-9
  Section 4.3   Corporate Authorization; Enforceability.....................  I-10
  Section 4.4   No Conflict.................................................  I-10
  Section 4.5   Consents....................................................  I-10
  Section 4.6   T-3 Financial Statements; Undisclosed Liabilities...........  I-10
  Section 4.7   Absence of Certain Changes..................................  I-11
  Section 4.8   Material Contracts..........................................  I-11
  Section 4.9   Real Property...............................................  I-11
  Section 4.10  Real Property Leases........................................  I-12
  Section 4.11  Personal Property...........................................  I-12
  Section 4.12  Compliance with Laws........................................  I-12
  Section 4.13  Permits.....................................................  I-12
  Section 4.14  Litigation..................................................  I-12
  Section 4.15  Environmental Compliance....................................  I-13
  Section 4.16  ERISA and Related Matters...................................  I-13
  Section 4.17  Taxes.......................................................  I-15
  Section 4.18  Customers and Suppliers.....................................  I-16
  Section 4.19  Insurance...................................................  I-16
  Section 4.20  Safety and Health...........................................  I-17
  Section 4.21  Labor Matters...............................................  I-17
  Section 4.22  Transactions with Certain Persons...........................  I-17
  Section 4.23  Propriety of Past Payments..................................  I-17
  Section 4.24  Intellectual Property.......................................  I-18
  Section 4.25  Director and Officer Indemnification........................  I-18
  Section 4.26  Brokers' and Finders' Fee...................................  I-18
ARTICLE 5.  REPRESENTATIONS AND WARRANTIES OF IHI...........................  I-18
  Section 5.1   Organization; Qualification.................................  I-18
  Section 5.2   Capital Stock; Subsidiaries.................................  I-18
  Section 5.3   Corporate Authorization; Enforceability.....................  I-19
  Section 5.4   No Conflict.................................................  I-19

  Section 5.5   Consents....................................................  I-19
  Section 5.6   IHI Financial Statements; Undisclosed Liabilities...........  I-20
  Section 5.7   Absence of Certain Changes..................................  I-20
  Section 5.8   Material Contracts..........................................  I-20
  Section 5.9   Real Property...............................................  I-20
  Section 5.10  Real Property Leases........................................  I-21
  Section 5.11  Personal Property...........................................  I-21
  Section 5.12  Compliance with Laws........................................  I-21
  Section 5.13  Permits.....................................................  I-21
  Section 5.14  Litigation..................................................  I-22
  Section 5.15  Environmental Compliance....................................  I-22
  Section 5.16  ERISA and Related Matters...................................  I-22
  Section 5.17  Taxes.......................................................  I-24
  Section 5.18  Customers and Suppliers.....................................  I-25
  Section 5.19  Insurance...................................................  I-25
  Section 5.20  Safety and Health...........................................  I-26
  Section 5.21  Labor Matters...............................................  I-26
  Section 5.22  Transactions with Certain Persons...........................  I-26
  Section 5.23  Propriety of Past Payments..................................  I-27
  Section 5.24  Intellectual Property.......................................  I-27
  Section 5.25  Director and Officer Indemnification........................  I-27
  Section 5.26  Brokers' and Finders' Fee...................................  I-27
  Section 5.27  SEC Filings; Financial Statements...........................  I-27
ARTICLE 6.  COVENANTS.......................................................  I-27
  Section 6.1   Legal Requirements..........................................  I-27
  Section 6.2   Stockholder Approvals.......................................  I-28
  Section 6.3   Joint Proxy Statement/Prospectus............................  I-28
  Section 6.4   Registration of Certain T-3 Control Person Shares...........  I-28
  Section 6.5   Equity Investments in T-3...................................  I-30
  Section 6.6   Financing...................................................  I-31
  Section 6.7   Repayment of Certain Indebtedness...........................  I-31
  Section 6.8   Hart-Scott-Rodino...........................................  I-32
  Section 6.9   Access to Properties and Records............................  I-32
  Section 6.10  Consultation and Reporting..................................  I-32
  Section 6.11  Conduct of Business By Both Parties Prior to the Closing
                  Date......................................................  I-32
  Section 6.12  Public Statements...........................................  I-33
  Section 6.13  No Solicitation.............................................  I-33
  Section 6.14  Update Information..........................................  I-35
  Section 6.15  Maintenance of Policies.....................................  I-35
  Section 6.16  Director's and Officer's Indemnification and Insurance......  I-35
  Section 6.17  Nasdaq Filing...............................................  I-35

  Section 6.18  IHI Employee Benefits.......................................  I-35
  Section 6.19  Agreements with Respect to IHI Dispositions.................  I-36
  Section 6.20  Resignations................................................  I-37
ARTICLE 7.  CLOSING CONDITIONS..............................................  I-37
  Section 7.1   Conditions Applicable to all Parties........................  I-37
  Section 7.2   Conditions to Obligations of IHI............................  I-37
  Section 7.3   Conditions to Obligations of T-3............................  I-38
  Section 7.4   Additional Closing Condition................................  I-38
ARTICLE 8.  TERMINATION AND AMENDMENT.......................................  I-38
  Section 8.1   Termination.................................................  I-38
  Section 8.2   Effect of Termination.......................................  I-40
ARTICLE 9.  MISCELLANEOUS...................................................  I-40
  Section 9.1   Notices.....................................................  I-40
  Section 9.2   Non-Survival of Representations and Warranties..............  I-40
  Section 9.3   Headings; Gender............................................  I-40
  Section 9.4   Entire Agreement; No Third Party Beneficiaries..............  I-40
  Section 9.5   Governing Law...............................................  I-41
  Section 9.6   Assignment..................................................  I-41
  Section 9.7   Severability................................................  I-41
  Section 9.8   Counterparts................................................  I-41
  Section 9.9   Amendment...................................................  I-41
  Section 9.10  Extension; Waiver...........................................  I-41
  Section 9.11  Expenses....................................................  I-41
  Section 9.12  Joint Drafting..............................................  I-41
Exhibits
A -- IHI Disclosure Schedules
B -- T-3 Disclosure Schedules
C -- IHI Affiliate Letter
D -- Form of Opinion of Porter & Hedges, L.L.P.
E -- Form of Opinion of Le Beouf Lamb Greene & MacRae LLP

Appendices
I    Reincorporation Merger Agreement
II   Amended and Restated Articles of Incorporation
III  Amended and Restated Bylaws

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger, dated as of May 7, 2001 is by and among Industrial Holdings, Inc., a Texas corporation ("IHI"), T-3 Energy Services, Inc., a Delaware corporation ("T-3"), and First Reserve Fund VIII, Limited Partnership, a Delaware limited partnership (the "Fund").

                              W I T N E S S E T H:

     WHEREAS, the Board of Directors of T-3 and the Board of Directors of IHI have determined it to be desirable to enter into a business combination to be effected by a merger of T-3 into IHI as a result of which the separate existence of T-3 shall cease and IHI shall be the surviving corporation, on the terms and subject to the conditions set forth herein (the "Merger");

     WHEREAS, for federal income tax purposes, the Merger is intended to qualify as a tax-free reorganization described in sec. 368(a)(1)(A) of the Code (as defined below);

     WHEREAS, immediately subsequent to the consummation of the Merger, IHI will merge into a Delaware corporation which is a wholly-owned subsidiary of IHI ("IHI Delaware"), on the terms set forth in Appendix I hereto, which shall include the conversion of each outstanding share of IHI common stock into one share of IHI Delaware common stock (the "Reincorporation"); and

     WHEREAS, as of the date hereof, pursuant to a stock purchase agreement, T-3 has acquired all of the capital stock of A&B Bolt & Supply, Inc., a subsidiary of IHI.

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

                                   ARTICLE 1.

                                 DEFINED TERMS

     Section 1.1 Definitions. In addition to the other defined terms used herein, as used in this Agreement, the following terms when capitalized have the meanings indicated.

     "Affiliate" shall have the meaning ascribed by Rule 12b-2 promulgated under the Exchange Act.

     "Agreed TRO" shall mean the Agreed Temporary Injunction entered April 12, 2001, as modified on May 4, 2001, in Cause No. 2001-1950 styled EnSerCo, LLC vs. Industrial Holdings, Inc., in the 295th Judicial District of Harris County, Texas.

     "Agreement" shall mean this Agreement and Plan of Merger, as amended or otherwise modified from time to time.

     "Applicable Law" shall mean any statute, law, rule or regulation or any judgement, order, writ, injunction or decree of any Governmental Entity to which a specified Person or its property is subject.

     "Business Day" shall mean a day other than a Saturday, a Sunday or a day on which national banks in New York are closed.

     "Certificate of Merger" shall have the meaning ascribed to it in Section 2.1(b) hereof.

     "Closing" shall have the meaning ascribed to it in Section 2.1(a) hereof.

     "Closing Date" shall have the meaning ascribed to it in Section 2.1(a) hereof.

     "Code" shall mean the Internal Revenue Code of 1986, as amended, or any substitute or successor statute thereto.

     "Discretionary Equity Investment" shall have the meaning ascribed to it in
Section 6.5 hereof.

     "Disposition Agreements" shall have the meaning ascribed to it in Section 6.19(b) hereof.

     "DGCL" shall mean the Delaware General Corporation Law.

     "Effective Date" and "Effective Time" shall have the meanings ascribed to them in Section 2.1(b) hereof.

     "Environmental Laws" shall mean all Applicable Laws relating to the protection of air, groundwater, surface water, soil or other environmental media of any nature.

     "Equity Investment" shall have the meaning ascribed to it in Section 6.5 hereof.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     "Exchange Factor" means 80.006.

     "Extended Coverage Policy" shall have the meaning ascribed to it in Section 6.16(b) hereof.

     "Financing" shall have the meaning ascribed to it in Section 6.6(a) hereof.

     "GAAP" means U.S. generally accepted accounting principles.

     "Governmental Entity" shall mean any court or tribunal in any jurisdiction or any public, governmental or regulatory body, agency, department, commission, board, bureau or other authority or instrumentality.

     "Hazardous Substances" or "Hazardous Waste" shall means materials defined as "hazardous substances," "hazardous wastes," or "hazardous constituents" in
(i) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Sections 9601-9675, as amended by the Superfund Amendments and Reauthorization Act of 1986, and any amendments thereto and regulations thereunder; (ii) the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Sections 6901-6992, as amended by the Hazardous and Solid Waste Amendments of 1984, and any amendments thereto and regulations thereunder; (iii) the Oil Pollution Act of 1990, 33 U.S.C. Sections 2701-2761, and any amendments thereto and regulations thereunder; and (iv) any other applicable Environmental Law.

     "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "HSR Form" shall mean the notification and report form required to be filed under the HSR Act.

     "IHI Annual Financial Statements" shall mean the audited consolidated balance sheet and related audited consolidated statements of operations, stockholders' equity and cash flows, and the related notes thereto of IHI and its Subsidiaries as of and for the fiscal years ended December 31, 1999 and 2000.

     "IHI Meeting" shall have the meaning ascribed to it in Section 6.2(a) hereof.

     "IHI Benefit Program or Agreement" shall have the meaning ascribed to it in
Section 5.16(a) hereof.

     "IHI Common Stock" shall mean the shares of common stock, $.01 par value per share, of IHI.

     "IHI Disclosure Schedules" shall mean the disclosure schedules and other documents attached to such schedules prepared by IHI in connection with this Agreement and attached hereto as Exhibit A.

     "IHI Dispositions" means the sale by IHI of the companies described in
Section 6.19 of the IHI Disclosure Schedules, which is described in Section 6.19 hereof.

     "IHI Financial Statements" shall mean the IHI Annual Financial Statements and the IHI Interim Financial Statements, collectively.

     "IHI Interim Financial Statements" shall mean the unaudited consolidated balance sheet and the related unaudited consolidated statement of operations of IHI and its Subsidiaries as of and for the three-month period ended March 31, 2001.

     "IHI Leased Properties" shall have the meaning ascribed to it in Section 5.10(a) hereof.

     "IHI Owned Properties" shall have the meaning ascribed to it in Section 5.9 hereof.

     "IHI Policies" shall have the meaning ascribed to it in Section 5.19(a) hereof.

     "IHI SEC Filings" shall have the meaning ascribed to it in Section 5.27 hereof.

     "IHI Senior Secured Credit Facility" shall mean the credit facility evidenced by that certain Amended and Restated Credit Agreement dated as of June 17, 1999 between IHI and Comerica Bank -- Texas, both individually and as agent, and the other banks which, from time to time are a party thereto.

     "IHI Stockholders" shall mean the holders of IHI Common Stock.

     "Joint Proxy Statement/Prospectus" shall have the meaning ascribed to it in
Section 6.3 hereof.

     "Knowledge" of any Person means the actual knowledge of such Person's executive and financial officers in each case after reasonable inquiry of such other officers of such Person with direct responsibility for the Person's business relating to such knowledge.

     "Leases" shall mean any executory lease having future rental payments of more than $200,000 in the aggregate.

     "Liens" shall mean pledges, liens, defects, leases, licenses, conditional sales contracts, charges, claims, encumbrances, security interests, easements, restrictions, chattel mortgages, mortgages or deeds of trust, of any kind or nature whatsoever.

     "Material Adverse Effect" shall mean, with respect to a Person, any fact, circumstance, event or condition that has or would be reasonably likely to have, with the passage of time, a material adverse effect on the business, operations, assets or financial condition of such Person and its Subsidiaries, taken as a whole, or on such Person's ability to carry out the transactions contemplated hereby, except for changes affecting the United States economy or the energy industry generally in which such person operates.

     "Material Contract" shall mean any executory contract, agreement or other understanding, whether or not reduced to writing, to which a IHI, T-3, their respective Subsidiaries or their respective property is subject, which (i) provides for future payments by such party of more than $200,000 in the aggregate and is not subject to cancellation upon notice of 30 days or less (without penalty), or (ii) relates to the issuance of any security or the registration thereof with the SEC.

     "Merger Shares" shall mean the shares of IHI Common Stock to be issued by IHI to the T-3 Stockholders in connection with the Merger as contemplated in
Section 3.1(b) hereof.

     "Multiemployer Plan" shall mean a plan or arrangement as defined in Section 4001(a)(3) and 3(37) of ERISA.

     "NASD" shall mean the National Association of Securities Dealers, Inc.

     "Nasdaq" shall mean The Nasdaq Stock Market, Inc.

     "Net Proceeds" means the net cash proceeds received by IHI from the IHI Dispositions, as defined in Section 6.19(e) hereof.

     "Permitted Liens" shall mean (a) Liens other than for borrowed money that do not materially reduce the value or materially interfere with the present use by the applicable Person of the property subject thereto or affected thereby,
(b) Liens for Taxes, assessments or similar governmental charges, which in each case constitute a Lien not yet due and payable or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained by the applicable party on their books in accordance with GAAP, and (c) mechanic's, workmen's, landlord's, materialmen's, maritime or other similar Liens with respect to amounts not yet due and payable or which are being contested in good faith by appropriate proceedings with adequate reserves with respect thereto maintained on the applicable Person's books in accordance with GAAP.

     "Person" shall mean an individual, firm, corporation, general or limited partnership, limited liability company, limited liability partnership, joint venture, trust, governmental authority or body, association, unincorporated organization or other entity.

     "Personal Property" shall mean all machinery, equipment, furniture, fixtures and other tangible or intangible personal property used by T-3 or IHI, as the case may be, to carry on its business as presently conducted.

     "Pre-Closing Periods" shall mean all Tax periods ending on or before the Closing Date and, with respect to any Tax period that includes but does not end on the Closing Date, the portion of such period that ends on and includes the Closing Date.

     "Proceedings" shall mean any suit, action, proceeding, dispute or claim before or investigation by any Governmental Entity.

     "Returns" shall mean any returns, declarations, reports, estimates, declarations and statements of any nature required to be filed in respect of Taxes for any Pre-Closing Period, and any claims for refund of Taxes to a Governmental Entity, including any amendments or supplements to any of the foregoing.

     "Registration Statement" shall have the meaning ascribed to it in Section
6.3 hereof.

     "Sale of Assets" means a sale, lease or exchange of all or substantially all of the assets of an entity which is subject to the IHI Dispositions.

     "Sale of Stock" means (i) any sale in a single transaction or in a series of related and substantially contemporaneous transactions of shares of all of the capital stock of any entity which is subject to the IHI Dispositions, or
(ii) any merger, consolidation or reorganization of an entity which is subject to the IHI Dispositions, as a result of which all of the capital stock of such entity is sold, transferred or exchanged pursuant to such merger, consolidation or reorganization.

     "Sale Transaction" shall mean with respect to IHI and T-3 (for purposes of this definition, each an "issuer") (a) the acquisition (by direct issuance from the issuer, from existing security holders or otherwise), by any Person or group of Persons deemed a "person" under Section 13(a)(3) of the Exchange Act, of beneficial ownership of securities representing a majority of the combined voting power of the outstanding capital stock of the applicable issuer, generally or as a separate class or series or together with one or more class or series of shares or stock, in the election of directors of such issuer, the result of which would give such Person or Persons (or group) the ability to elect a majority of the Board of Directors of such issuer, (b) a reorganization, recapitalization, merger, consolidation or similar business combination or transaction involving the applicable issuer (unless the holders of the outstanding securities of such issuer entitled to vote in the election of directors prior to such transaction continue to own securities of the entity resulting from or surviving such transaction (a "Surviving Entity") entitled to vote in the election of directors sufficient to allow such holders to elect a majority of the board of directors of the Surviving Entity upon the completion of such transaction) or (c) a sale or other disposition (in a single transaction or a series of related transactions) of assets with an asset value in excess of 25% of the market value of the assets of the applicable issuer and its Subsidiaries as a whole; provided, however, such term shall not include the Equity Investment or the transactions contemplated by this Agreement, including without limitation, the IHI Dispositions.

     "SEC" shall mean the Securities and Exchange Commission.

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     "SJMB Conversion Amount" means the amount, if any, of principal and accrued interest converted into IHI Common Stock by SJMB, L.P. pursuant to the terms of two $3,450,000 Subordinated Convertible Promissory Notes dated August 25, 2000, as each has been amended as of May 4, 2001.

     "Subsidiary" means, with respect to a Person, any corporation, partnership, joint venture or other legal entity that is consolidated with the Person in the Person's financial statements prepared using GAAP;

provided, however, A&B Bolt & Supply, Inc., a Louisiana corporation, shall not be considered a Subsidiary of T-3 for purposes of any representation or warranty by T-3 contained in Article 4.

     "Superior Proposal" shall have the meaning ascribed to it in Section 6.13 hereof.

     "Surviving Corporation" shall have the meaning ascribed to it in Section
2.2 hereof.

     "T-3 Annual Financial Statements" shall mean the audited consolidated balance sheet and related audited consolidated statements of income, stockholders equity and cash flows, and the related notes thereto of T-3 and its Subsidiaries as of and for the fiscal years ended December 31, 2000.

     "T-3 Benefit Program or Agreement" shall have the meaning ascribed to it in
Section 4.16(a) hereof.

     "T-3 Common Stock" shall mean the shares of common stock of T-3, $.001 par value per share.

     "T-3 Disclosure Schedules" shall mean the disclosure schedules and other documents attached to such schedules prepared by T-3 in connection with this Agreement and attached hereto as Exhibit B.

     "T-3 Financial Statements" shall mean the T-3 Annual Financial Statements and the T-3 Interim Financial Statements, collectively.

     "T-3 Interim Financial Statements" shall mean the unaudited consolidated balance sheet and the related unaudited consolidated statements of income of T-3 and its Subsidiaries as of and for the three-month period ended March 31, 2001.

     "T-3 Leased Properties" shall have the meaning ascribed to it in Section 4.10(a) hereof.

     "T-3 Options" shall have the meaning ascribed to such term in Section 3.2 hereof.

     "T-3 Outside Board Designee" shall mean an individual designated by T-3 on or before the effective date of the Registration Statement, which individual shall be an "outside director" under Treasury Regulation sec. 1.162-27 under the Code, "independent directors" under Rule 4200(a)(14) of Nasdaq and a "non-employee director" under Rule 16b-3 promulgated under the Exchange Act.

     "T-3 Outstanding Shares" shall mean the outstanding shares of common stock of T-3 as disclosed on Section 3.1 of the T-3 Disclosure Schedules, as such Disclosure Schedules shall be amended from time to time.

     "T-3 Owned Properties" shall have the meaning ascribed to it in Section 4.9(a) hereof.

     "T-3 Policies" shall have the meaning ascribed to it in Section 4.19(a) hereof.

     "T-3 Stockholders" shall mean the holders of T-3 Common Stock.

     "Taxes" shall mean any federal, state, local, foreign or other taxes (including, without limitation, income, corporation, alternative minimum, gross receipts, profits, capital stock, franchise, property, sales, use, lease, excise, severance, premium, windfall profits, payroll, wage, employment or withholding taxes, estimated or other similar tax), fees, duties, assessments, withholdings or governmental charges of any kind whatsoever in the nature of or in lieu of any tax (including interest, penalties and additions to tax) and any liability in respect of any tax as a result of being a member of any affiliated, consolidated, combined, unitary or similar group.

     "TBCA" means the Texas Business Corporation Act.

                                   ARTICLE 2.

                 THE CLOSING; THE MERGER; EFFECTS OF THE MERGER

     Section 2.1  Closing.

     (a) The closing of the transactions contemplated herein (the "Closing") will take place, assuming satisfaction or waiver of each of the conditions set forth in Article 7 hereof, at the offices of Porter &

Hedges, L.L.P., 700 Louisiana, Houston, Texas 77002, at 10:00 A.M. (local time) on such date as may be mutually agreed upon between the parties following satisfaction or permitted waiver of the last to occur of the conditions set forth in Section 7.1 (other than conditions that will be satisfied or permissively waived at the Closing), or if no date has been agreed to, on any date specified by one party to the others upon three days' notice following satisfaction or permitted waiver of such conditions, provided, in each case, that the other conditions set forth in Article 7 shall have been satisfied or waived as provided in Article 7 at or prior to the Closing (the date of the Closing being referred to herein as the "Closing Date").

     (b) At the Closing, the parties shall (i) deliver the documents, certificates and opinions required to be delivered by Article 7 hereof, (ii) provide written evidence, if applicable, of the satisfaction or permitted waiver of each of the conditions to the other party's obligations set forth in Article 7 hereof, (iii) cause the appropriate officers of each party to execute and deliver articles or a certificate of merger in accordance with the provisions of the DGCL and the TBCA (each, the "Certificate of Merger"), and (iv) consummate the Merger by causing to be filed such properly executed Certificate of Merger with the Secretary of State of the State of Delaware and the Secretary of State of the State of Texas in accordance with the provisions of the DGCL and the TBCA, respectively. The Merger shall be effective as of the date and time set forth in the Certificates of Merger (such date and time being hereinafter referred to respectively as the "Effective Date" and the "Effective Time").

     Section 2.2 The Merger. Subject to the terms and conditions of this Agreement, T-3 shall be merged with and into IHI at the Effective Time. Following the Merger, the separate corporate existence of T-3 shall cease, and IHI shall be the surviving corporation in accordance with the provisions of the TBCA (the "Surviving Corporation").

     Section 2.3  Effects of the Merger.

     (a) At the Effective Time and except as provided in this Section 2.3, the identity, existence, purposes, powers, objects, franchises, rights, and immunities of IHI, the surviving corporation of the Merger, shall continue unaffected and unimpaired by the Merger, and the corporate identity, existence, purposes, powers, objects, franchises, rights, and immunities of T-3 shall be wholly merged into IHI, and IHI shall be fully vested therewith. Accordingly, at the Effective Time, the separate existence of T-3, except insofar as continued by statute, shall cease.

     (b) With respect to the conversion of shares of T-3 Common Stock, the Merger is intended to qualify as a tax-free reorganization described in sec. 368(a)(1)(A) of the Code.

     (c) The laws of the State of Texas shall continue to govern the Surviving Corporation. From and after the Effective Time, the articles of incorporation of IHI, the Surviving Corporation, shall be amended and restated in the form attached hereto as Appendix II (the "Restated Articles"), until further amended in the manner provided by the Restated Articles and Applicable Law.

     (d) From and after the Effective Time, the bylaws of IHI, the Surviving Corporation, shall be amended and restated in the form attached hereto as Appendix III (the "Restated Bylaws"), until altered, amended, or repealed, or until new bylaws shall be adopted in accordance with the provisions therein, the Restated Articles and Applicable Law.

     (e) The directors who shall constitute the board of directors of the Surviving Corporation from and after the Effective Time shall be as follows:

                                    Class I

                                 Robert E. Cone
                                Donald P. Carlin

                                    Class II

                               Steven W. Krablin
                               Joseph R. Edwards
                           T-3 Outside Board Designee

                                   Class III

                                  Ben A. Guill
                             Michael L. Stansberry
                               Thomas R. Denison

until their successors are duly elected and qualified in accordance with the Restated Articles, the Restated Bylaws and Applicable Law. If before the Effective Time, any one or more of such directors dies or refuses or becomes unable to serve as a director of the Surviving Corporation, then the remaining named directors shall be the directors of the Surviving Corporation from and after the Effective Time until their successors are duly elected and qualified in accordance with the restated Articles, the Restated Bylaws and Applicable Law.

     (f) On or after the Effective Time, if a vacancy shall exist for any reason in the board of directors of the Surviving Corporation, such vacancy shall be filled in the manner provided in the Articles and/or the Restated Bylaws of the Surviving Corporation.

     (g) From and after the Effective Time, the members of the committees of the Board of Directors of the Surviving Corporation shall be as set forth below:

                                Audit Committee

                          Steven W. Krablin (Chairman)
                                Donald P. Carlin
                           T-3 Outside Board Designee

                             Compensation Committee

                            Ben A. Guill (Chairman)
                               Thomas R. Denison
                                Donald P. Carlin

until their respective successors are chosen and qualified in accordance with the Restated Articles, the Restated Bylaws and Applicable Law.

     All other committees of the Board of Directors shall be as from time to time established and appointed by the Board of Directors of the Surviving Corporation after the Effective Time in accordance with the Restated Articles, the Restated Bylaws and Applicable Law.

     (h) From and after the Effective Time, the officers of the Surviving Corporation shall be as set forth below:

TITLE                                                            NAME
-----                                                            ----
President and Chief Executive Officer                    Michael L. Stansberry
Chief Financial Officer, Treasurer and Secretary         Michael T. Mino
Assistant Treasurer and Assistant Secretary              Helen A. Tate

     All other officers of the Surviving Corporation shall be as elected by the Board of Directors from time to time following the Effective Time in accordance with the Restated Bylaws. From and after the Effective Time, the officers of the Surviving Corporation shall hold office subject to the provisions of the Restated Bylaws and Applicable Law.

     (i) The authorized number of shares of capital stock of the Surviving Corporation, and the par value, designations, preferences, rights, and limitations thereof, and the express terms thereof, shall be as set forth in the Restated Articles.

                                   ARTICLE 3.

                   MERGER CONSIDERATION; CONVERSION OF SHARES

     Section 3.1  Conversion of Shares.

     (a) The manner and basis of converting the issued and outstanding shares of T-3 Common Stock into shares of IHI Common Stock shall be as hereinafter set forth in this Section 3.1.

     (b) At the Effective Time, each share of T-3 Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by a holder that properly exercises dissenter's rights in strict compliance the
DGCL), without any action on the part of the holder thereof, shall automatically become and be converted into the right to receive certificates evidencing a number of shares of IHI Common Stock equal to the Exchange Factor upon surrender, in accordance with Paragraph 3.1(c) hereof, of certificates theretofore evidencing shares of T-3 Common Stock. Section 3.1 of the T-3 Disclosure Schedule lists all T-3 Stockholders and the number of shares of T-3 Common Stock owned by each such stockholder as of the date hereof (including shares issuable upon conversion of debt held by the Fund).

     (c) Commencing on the Effective Date, each holder of an outstanding certificate or certificates theretofore representing shares of T-3 Common Stock may surrender the same to an exchange agent designated by IHI, and such holder shall be entitled upon such surrender to receive in exchange therefor a certificate or certificates representing the number of whole IHI Shares into which the shares of T-3 Common Stock theretofore represented by the certificate or certificates so surrendered shall have been converted. However, before surrender, each outstanding certificate representing issued and outstanding T-3 Common Stock shall be deemed, for all purposes, only to evidence ownership of the number of whole Merger Shares into which such shares have been so converted. Unless and until such outstanding certificates formerly representing T-3 Common Stock are so surrendered, no dividend payable to holders of record of IHI Common Stock as of any date after the Effective Date shall be paid to the holders of such outstanding certificates. Upon surrender of such outstanding certificates, however, there shall be paid to the holders of the certificates of Merger Shares the amount of dividends, if any, which theretofore (but after the Effective
Date) became payable with respect to such full Merger Shares. No interest shall be payable with respect to the payment of such dividends on surrender of outstanding certificates. The holder of fractional share interests, as such, shall not be entitled to any dividends or to any distribution in the event of liquidation or to any voting or other privileges of a stockholder of IHI.

     (d) No certificates for fractional share interests of IHI Common Stock will be issued, but, in lieu thereof, IHI will settle all such fractional share interests in cash on the basis of the closing price for IHI Common Stock on the Nasdaq on the last trading day before the Effective Date.

     (e) Upon the Effective Date, the stock transfer books of T-3 shall be deemed closed, and no transfer of any certificates theretofore representing shares of T-3 shall thereafter be made or consummated.

     (f) The assets and liabilities of IHI and T-3 shall be taken up on the books of the Surviving Corporation in accordance with GAAP, and the capital surplus and retained earnings accounts of the Surviving Corporation shall be determined, in accordance with GAAP, by the board of directors of the Surviving Corporation. Nothing herein shall prevent the board of directors of the Surviving Corporation from making any future changes in its accounts in accordance with law.

     (g) Subject to any contrary provision of Applicable Law, all consideration deposited with the exchange agent or held by IHI for the payment of the consideration into which the outstanding shares of T-3 Common Stock shall have been converted, and remaining unclaimed for one year after the Effective Date, shall be paid or delivered to the Surviving Corporation; and the holder of any unexchanged certificate or certificates which before the Effective Date represented shares of T-3 Common Stock shall thereafter look only to the Surviving Corporation for exchange or payment thereof upon surrender of such certificate or certificates to Surviving Corporation.

     (h) IHI agrees that, if the merger contemplated hereby becomes effective, it will promptly pay to any dissenting stockholder of T-3 the amount, if any, to which such holder is entitled under the provisions of Section 262 of the DGCL, provided such dissenter acts in strict compliance with such provisions.

     (i) Each share of IHI Common Stock outstanding immediately prior to the Effective Time shall remain one validly issued and outstanding share of common stock of the Surviving Corporation following the Effective Time.

     Section 3.2 Treatment of T-3 Stock Options. On the Effective Date, each of the then outstanding options to purchase T-3 Common Stock (collectively, the "T-3 Options") (which includes all outstanding options granted under T-3's stock option plans (the "T-3 Option Plans")) will and without any further action on the part of any holder thereof (herein, an "optionholder"), be converted into an option to purchase that number of shares of IHI Common Stock determined by multiplying the number of shares of T-3 Common Stock subject to such T-3 Option at the Effective Date by the Exchange Factor (as may be adjusted pursuant to the terms hereof), at an exercise price per share of IHI Common Stock (rounded up to the nearest whole cent) equal to the exercise price per share of such T-3 Option divided by the Exchange Factor. If the foregoing calculation results in an exchanged T-3 Option being exercisable for a fraction of a share of IHI Common Stock, then the number of shares of IHI Common Stock subject to such option will be rounded down to the nearest whole number of shares, and the total exercise price for the option will be reduced by the exercise price of the fractional share. The term, exerciseability, vesting schedule, and all other terms and conditions of the T-3 Options will otherwise be unchanged by the provisions of this Section 3.2 and shall operate in accordance with their terms. All shares of IHI Common Stock issued upon exercise of the exchanged T-3 Options shall be registered under an effective Form S-8 Registration Statement (or other comparable form) filed with the SEC.

                                   ARTICLE 4.

                     REPRESENTATIONS AND WARRANTIES OF T-3

     T-3 represents and warrants to IHI as follows (each of the representations and warranties made with respect to T-3, unless the context requires the contrary, includes all of T-3's Subsidiaries) with respect to the matters set forth below.

     Section 4.1 Organization; Qualification. T-3 is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own its property and to carry on its business as it is now being conducted. No actions or proceedings to dissolve T-3 are pending. Section 4.1 of the T-3 Disclosure Schedules sets forth the jurisdictions in which T-3 is qualified to do business as a foreign corporation. Copies of the certificate of incorporation and by-laws of T-3, with all amendments to the date hereof, have been furnished to IHI or its representatives, and such copies are accurate and complete as of the date hereof. T-3 has made available to IHI accurate and complete copies of the minutes of all meetings of its boards of directors, any committees of such boards and stockholders (and all consents in lieu of such meetings). Such records, minutes and consents accurately reflect in all material respects all actions taken by its board of directors, committees and stockholders as of the date hereof. T-3 is not in violation of any provision of its certificate of incorporation or its by-laws other than such violations, that in the aggregate, would not have a Material Adverse Effect on T-3.

     Section 4.2 Capital Stock; Subsidiaries. As of the date of this Agreement, the authorized capital stock of T-3 consists of 500,000 shares of T-3 Common Stock, of which 218,337 shares are issued and outstanding, and 500,000 shares of preferred stock, par value $.01 per share, no shares of which are issued and outstanding, and no shares of capital stock are held in its treasury. All issued and outstanding shares of T-3 Common Stock have been duly authorized and are validly issued, fully paid and non-assessable. All outstanding shares of T-3 Common Stock are held of record and beneficially by the Persons set forth in
Section 3.1 of the T-3 Disclosure Schedules, as it may be amended as of the Closing Date in accordance with Section 6.6.

     (a) Except as set forth in Section 4.2 of the T-3 Disclosure Schedules, there are no outstanding stock options, warrants or other rights to acquire of have delivered any shares of the capital stock of T-3 or any security convertible into T-3 Common Stock, and except as set forth in Section 4.2 of the T-3 Disclosure Schedules, T-3 has no obligation or other commitment to issue, sell or deliver any of the foregoing or any shares of its capital stock. Neither the execution of this Agreement nor any other document contemplated to be executed hereby nor the consummation of the Merger nor any other transaction contemplated hereby or thereby will result in the triggering of any "anti-dilution" provisions of any option, warrant or other instrument granting others the right to acquire any securities of T-3. All issued and outstanding shares of T-3 Common Stock have been issued in compliance with all legal requirements and without violation of any preemptive or similar rights.

     (b) All issued and outstanding shares of common stock of T-3's Subsidiaries have been duly authorized and are validly issued, fully paid and non-assessable. Except as set forth in Section 4.2 of the T-3 Disclosure Schedules, all outstanding capital stock of T-3 Subsidiaries are held of record and beneficially by T-3.

     (c) Section 4.2 of the T-3 Disclosure Schedules contains a list of all of T-3's Subsidiaries. Except for its Subsidiaries, T-3 does not directly or indirectly have any legal or beneficial ownership interest in any Person.

     Section 4.3  Corporate Authorization; Enforceability.

     (a) The execution, delivery and performance of this Agreement by T-3 has been duly authorized by the board of directors of T-3. Upon an affirmative vote or consent of the holders of a majority of the outstanding T-3 Common Stock, no further vote or consent of stockholders or directors of T-3 and no further corporate acts or other corporate proceedings are required of T-3 for the due and valid authorization, execution, delivery and performance of this Agreement or the consummation of the Merger.

     (b) This Agreement is the legal, valid and binding obligation of T-3 enforceable against it in accordance with its terms, except that enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors' rights generally and equitable principles which may limit the availability of certain equitable remedies in certain instances.

     Section 4.4 No Conflict. Except as set forth in Section 4.4 of the T-3 Disclosure Schedules, neither the execution, delivery or performance of this Agreement by T-3 nor the consummation of the transactions contemplated hereby will (a) if the requisite T-3 Stockholder approval is obtained, conflict with or result in any breach of the provisions of the certificate of incorporation or by-laws of T-3, (b) result in the violation or breach of, or constitute (with or without due notice or the lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, or any material license, contract, agreement or other instrument or obligation to which either of T-3 is a party or by which it or its properties or assets may be bound, except for such violations, breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on T-3, or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to T-3 or its properties or assets, except for such violations, that in the aggregate, would not have a Material Adverse Effect on T-3.

     Section 4.5 Consents. No consent, approval, order or authorization of, or declaration, filing or registration with, any Governmental Entity or other Person is required to be obtained or made by T-3 in connection with the execution, delivery or performance by T-3 of this Agreement or the consummation by T-3 of the transactions contemplated hereby except for (a) those required by the HSR Act, if any, (b) as set forth in Section 4.5 of the T-3 Disclosure Schedules, (c) the requisite T-3 Stockholder approval and action set forth in
Section 4.3(a) hereof and (d) such other consents, approvals, orders, authorizations, declarations, filings, or registrations, the failure of which to obtain or make would not have, in the aggregate, a Material Adverse Effect on T-3.

     Section 4.6  T-3 Financial Statements; Undisclosed Liabilities.

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     (a) The T-3 Annual Financial Statements have been audited by Arthur
Andersen, LLP, independent public accountants, in accordance with generally accepted auditing standards, have been prepared in accordance with GAAP, and present fairly in all material respects the financial position of T-3 and its Subsidiaries at such dates and the results of operations and cash flows for the periods then ended.

     (b) The T-3 Interim Financial Statements have been prepared in accordance with GAAP on a basis consistent with the prior year end and reflect all adjustments, consisting only of normal, recurring adjustments, that are necessary for a fair statement in all material respects of the results for the interim period presented therein. Except as disclosed in Section 4.6 of the T-3 Disclosure Schedules, none of T-3, its Subsidiaries, nor any of their respective assets, is subject to any liability, commitment, debt or obligation that would be required to be disclosed in financial statements prepared in accordance with GAAP, except (i) as and to the extent reflected on the T-3 Interim Financial Statements, or (ii) as may have been incurred or may have arisen since the date of the T-3 Interim Financial Statements in the ordinary course of business and that are permitted by this Agreement, or, in the aggregate, would not have a Material Adverse Effect on T-3.

     Section 4.7 Absence of Certain Changes. Since March 31, 2001, T-3 has operated in the ordinary course of business consistent with past practice and there has been no event or condition of any character that has had, or can reasonably be expected to have, a Material Adverse Effect on T-3.

     Section 4.8  Material Contracts.

     (a) Section 4.8 of the T-3 Disclosure Schedules contains a list and brief description (including the names of the parties and the date and nature of the agreement) of each Material Contract to which T-3 or any of its Subsidiaries is a party, or to which any of their respective properties is subject. IHI has been provided a complete and accurate copy of each Material Contract listed on
Section 4.8 of the T-3 Disclosure Schedules. Except as set forth in Section 4.8 of the T-3 Disclosure Schedules, each such Material Contract is a legal, valid, binding and enforceable obligation of T-3 or any of its Subsidiaries, as the case may be, except to the extent that enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the enforcement of creditors' rights generally and (ii) general equitable principles.

     (b) Except as set forth in Section 4.8 of the T-3 Disclosure Schedules, T-3 is not in material breach of or default (and, to the Knowledge of T-3, no event has occurred which, with due notice or lapse of time or both, would constitute such a breach or default) under any Material Contract, except where any such breaches or defaults, in the aggregate, would not have a Material Adverse Effect on T-3, and no party to any Material Contract has given T-3 written notice of or made a claim in writing with respect to any breach or default under any such Material Contract.

     Section 4.9  Real Property.

     (a) Section 4.9 of the T-3 Disclosure Schedules sets forth a true and complete list of all real property owned in fee simple title by T-3 (collectively, the "T-3 Owned Properties"). Except as set forth in Section 4.9 of the T-3 Disclosure Schedules, T-3 has good and indefeasible title to all T-3 Owned Properties. Except as disclosed in Section 4.9 of the T-3 Disclosure Schedules, none of the T-3 Owned Properties is subject to any Liens, except for
(i) Liens that collateralize indebtedness that is reflected in the T-3 Interim Financial Statements and (ii) Permitted Liens.

     (b) Except as set forth in Section 4.9 of the T-3 Disclosure Schedules, all improvements on the T-3 Owned Properties and the operations therein conducted conform in all material respects to all applicable health, fire, safety, zoning and building laws, ordinances and administrative regulations, except for possible nonconforming uses or violations which do not materially interfere with the present use, operation or maintenance thereof or access thereto by T-3, and, individually or in the aggregate, would not otherwise have a Material Adverse Effect on T-3. The operating condition and state of repair of all buildings, structures, improvements and fixtures on the T-3 Owned Properties are sufficient to permit the use and operation of all such buildings, structures, improvements and fixtures as now used or operated by T-3 except where the failure to be in such condition would not have a Material Adverse Effect on T-3.
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     Section 4.10  Real Property Leases.

     (a) Section 4.10 of the T-3 Disclosure Schedules sets forth a list of all Leases with respect to all real properties in which T-3 has a leasehold, subleasehold, or other occupancy interest (the "T-3 Leased Properties"). Complete and accurate copies of all such Leases and all amendments thereto have been provided to IHI. All of the Leases for the T-3 Leased Properties are valid and effective against T-3 in accordance with their respective terms, except that the enforcement thereof may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles.

     (b) T-3 has not received written notice that it is in material breach of or default (and, to the Knowledge of T-3, no event has occurred, that, with due notice or lapse of time or both, would constitute such a breach or default) under any Lease.

     (c) Except as set forth in Section 4.10 of the T-3 Disclosure Schedules, no T-3 Leased Property is subject to any material sublease, license or other agreement granting to any Person any right to the use, occupancy or enjoyment of T-3 Leased Property or any portion thereof through T-3.

     Section 4.11  Personal Property.

     (a) Except as set forth in Section 4.11 of the T-3 Disclosure Schedules, T-3 has good and indefeasible title to all Personal Property owned by T-3, free and clear of all Liens other than (i) Liens that collateralize indebtedness that is reflected in the T-3 Interim Financial Statements and (ii) Permitted Liens.

     (b) Except as set forth in Section 4.11 of the T-3 Disclosure Schedules, T-3 holds valid leaseholds in all of the Personal Property leased by it, which leases are enforceable against T-3 in accordance with their respective terms, except that the enforcement thereof may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally, and (ii) general equitable principles.

     (c) Except as set forth in Section 4.11 of the T-3 Disclosure Schedules, T-3 is not in breach of or default (and, to the Knowledge of T-3, no event has occurred that, with due notice or lapse of time or both, would constitute such a lapse or default) under any lease of any item of Personal Property leased by T-3, except for any such breach or default that would not, individually or in the aggregate, have a Material Adverse Effect on T-3.

     (d) Except as set forth in Section 4.11 of the T-3 Disclosure Schedules, the Personal Property now owned, leased or used by T-3 is sufficient and adequate to carry on its business as presently conducted and the operating condition and the state of repair thereof is sufficient to permit T-3 to carry on its business as presently conducted except where the failure to be in such condition would not have a Material Adverse Effect on T-3.

     Section 4.12 Compliance with Laws. Except as set forth in Sections 4.12, 4.15, 4.16, 4.20 or 4.21 of the T-3 Disclosure Schedules, T-3 is not in violation of any Applicable Law, nor is it in default with respect to any order, writ, judgment, award, injunction or other decree of any Governmental Entity applicable to it or any of its respective assets, properties or operations except such violations or defaults that, in the aggregate, would not have a Material Adverse Effect on T-3.

     Section 4.13 Permits. Except as set forth in Sections 4.13 or 4.15 of the T-3 Disclosure Schedules, T-3 has all permits, licenses and governmental authorizations that are required for the lease, ownership, occupancy or operation of its properties and assets and the carrying on of its business except where the failure to have any such permits, licenses or authorizations would not, in the aggregate, have a Material Adverse Effect on T-3.

     Section 4.14  Litigation.

     (a) Except as set forth in Section 4.14 of the T-3 Disclosure Schedules, there are no Proceedings pending or, to the Knowledge of T-3, threatened, against T-3 (i) for which an indemnification claim has
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been asserted, (ii) that could reasonably be expected to have a Material Adverse
Effect on T-3 or (iii) that seeks to prohibit or restrict consummation of the transactions contemplated by this Agreement.

     (b) Except as set forth in Section 4.14 of the T-3 Disclosure Schedules, T-3, nor any of their respective assets or properties is subject to any material order, writ, judgment, award, injunction or decree of any Governmental Entity.

     Section 4.15  Environmental Compliance.

     (a) Except as set forth in Section 4.15 of the T-3 Disclosure Schedules, T-3 possesses all material licenses, permits and other approvals and authorizations that are required under, and is and has been in compliance with, all Environmental Laws, including all Environmental Laws governing the generation, use, collection, treatment, storage, transportation, recovery, removal, discharge or disposal of Hazardous Substances or Wastes, and all Environmental Laws imposing record-keeping, maintenance, testing, inspection, notification and reporting requirements with respect to Hazardous Substances or Wastes, except where noncompliance would not, individually or in the aggregate, have a Material Adverse Effect on T-3, and, to the Knowledge of T-3, except as set forth in Section 4.15 of the T-3 Disclosure Schedules, there is no condition that would materially interfere with such compliance in the future.

     (b) Except as set forth in Section 4.15 of the T-3 Disclosure Schedules, T-3 is not subject to any Proceeding pursuant to, or has received any notice of any violation of, or claim alleging liability under, any Environmental Laws. To the Knowledge of T-3, no facts or circumstances exist that would reasonably be likely to result in a claim, citation or allegation against T-3 for a violation of, or alleging liability under any Environmental Laws, except such violations or liabilities that would not, individually or in the aggregate, have a Material Adverse Effect on T-3.

     (c) Except as set forth in Section 4.15 of the T-3 Disclosure Schedules, to the Knowledge of T-3, there are no underground tanks of any type (including tanks storing gasoline, diesel fuel, oil or other petroleum products) or disposal sites for hazardous substances, hazardous wastes or any other regulated waste, located on or under the T-3 Owned Properties or T-3 Leased Properties.

     (d) Except as set forth in Section 4.15 of the T-3 Disclosure Schedules, to the Knowledge of T-3, except in the ordinary course of business, and in all cases in material compliance with all Environmental Laws, T-3 has not engaged any third party to handle, transport or dispose of hazardous substances or wastes (including for this purpose, gasoline, diesel fuel, oil or other petroleum products, or bilge waste) on its behalf.

     Section 4.16  ERISA and Related Matters.

     (a) Section 4.16 of the T-3 Disclosure Schedules provides a list of each of the following which T-3 or any Subsidiary thereof maintains or contributes to, for the benefit of its current or former employees, officers or directors, or with respect to which T-3 or any Subsidiary thereof has or may have any liability (the "T-3 Employee Plans") as of the Closing Date:

          (i) each employee benefit plan (as defined in Section 3(3) of ERISA); and

          (ii) each written or material unwritten fringe benefit, change in control, stock purchase, personnel, stock option, collective bargaining, bonus, incentive, vacation, severance pay, deferred compensation, executive compensation or supplemental retirement, consulting, employment or other written or unwritten employee benefit plan, agreement, arrangement, program, practice or understanding that is not described in Section 4.16(a)(i).

          True and complete copies of each of the written T-3 Employee Plans and descriptions of material unwritten T-3 Employee Plans, current summary plan descriptions, related trusts or other funding arrangements, if applicable, and all amendments thereto, have been or on request will be furnished to IHI. Further, a copy of the most recent determination letter, if applicable, and, for the three most recent years, the Form 5500 and attached schedules, audited financial statements and actuarial valuation reports, if applicable, for each T-3 Employee Plan, and all material communications

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

     received from or sent to the Internal Revenue Service or the Department of Labor in the last two years regarding any T-3 Employee Plan will be provided to IHI upon request.

     (b) Benefits under any T-3 Employee Plan are as represented in said documents and have not been increased or modified (whether written or not written) subsequent to the dates of such documents. T-3 has not communicated to any employee or former employee any intention or commitment to modify any T-3 Employee Plan or to establish or implement any other employee or retiree benefit or compensation arrangement.

     (c) Neither T-3 nor any trade or business under common control with T-3 within the meaning of Section 414(b) or (c) of the Code prior to the Closing Date maintains or has ever maintained or become obligated to contribute to any employee benefit plan (i) that is subject to Title IV of ERISA, (ii) to which
Section 412 of the Code applies, (iii) that is a Multiemployer Plan, or (iv) in connection with any trust described in Section 501(c)(9) of the Code. T-3 has not within the last five years engaged in, and is not a successor corporation to an entity that has engaged in, a transaction described in Section 4069 of ERISA.

     (d) Except as otherwise set forth in Section 4.16 of the T-3 Disclosure
Schedules:

          (i) each T-3 Employee Plan has been administered, maintained and operated in all material respects in accordance with the terms thereof and in compliance with its governing documents and Applicable Law (including where applicable, ERISA and the Code);

          (ii) each of the T-3 Employee Plans intended to be qualified under section 401 of the Code (A) satisfies in form the requirements of such section except to the extent amendments are not required by law to be made until a date after the Closing Date, (B) has received or will file for a favorable determination letter from the Internal Revenue Service regarding such qualified status, (C) has not, since receipt of the most recent favorable determination letter, been amended, and (D) has not been operated in a way that would adversely affect its qualified status;

          (iii) no act, omission or transaction has occurred which would result in the imposition on T-3 of a breach of fiduciary duty liability or damages under Section 409 of ERISA, a civil penalty assessed pursuant to Subsections (c), (i) or (l) of Section 502 of ERISA or a Tax imposed pursuant to Chapter 43 of Subtitle D of the Code;

          (iv) neither T-3 nor any of its directors, officers or employees has engaged in any transaction with respect to a T-3 Employee Plan that could subject T-3 to a Tax, penalty or liability for a prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, and none of the assets of any T-3 Employee Plan are invested in employer securities or employer real property;

          (v) full payment has been made of all amounts which T-3 is or has been required to have paid as contributions to or benefits due under any T-3 Employee Plan under Applicable Law or under the terms of any such plan or any arrangement and there are no accrued but unpaid contribution or benefit obligations that are not reflected on the T-3 Financial Statements; and

          (vi) there is no Proceeding or other dispute pending or, to the Knowledge of T-3, threatened, and there is no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entity pending, in progress or, to the Knowledge of T-3, threatened that involves any T-3 Employee Plan that could reasonably be expected to result in a material liability to T-3.

     (e) Except as set forth in Section 4.16 of the T-3 Disclosure Schedules, in connection with the consummation of the transactions contemplated in this Agreement, no employee or former employee of T-3 will become entitled to any bonus, retirement, severance, job security, change in control or similar benefit or enhanced benefit (including acceleration of an award, vesting or exercise of an incentive award) or any fee or payment of any kind as a result of any of the transactions contemplated hereby, and no such disclosed payment will constitute a parachute payment described in Section 280G of the Code.

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     (f) All group health plans of T-3 have at all times fully complied in all material respects with all applicable notification and continuation coverage requirements of Section 4980B(f) of the Code and Section 601 of ERISA. T-3 has no current or projected liability in respect of post-retirement or post-employment welfare benefits for retired, current or former employees, or for any stockholder or director who is not an employee, former employee or beneficiary thereof, except to the extent otherwise required by the continuation requirements of Section 4980B(f) of the Code and Section 601 of ERISA.

     (g) All group health plans (within the meaning of Section 5000(b)(1) of the Code) of T-3 have at all times fully complied in all material respects with, and have been maintained and operated in all material respects in accordance with
(i) the health care requirements relating to portability, access, and renewability of Sections 9801 through 9803 of the Code and Part 7 of Title I, Subtitle B of ERISA, (ii) the health care requirements relating to the benefits for mothers and newborns under Section 9811 of the Code and Section 711 of ERISA, and (iii) the health care requirements relating to the parity provisions applicable to mental health benefits under Section 9812 of the Code and Section 712 of ERISA, and neither T-3 nor any Subsidiary thereof has contributed to a nonconforming group health plan (as defined in Code Section 5000(c)).

     (h) Except as set forth in Section 4.16 of the T-3 Disclosure Schedules, no employee or former employee, officer or director of T-3 is or will become entitled to receive any award under T-3's discretionary or other bonus plans except for amounts reflected on the T-3 Financial Statements.

     Section 4.17  Taxes.

     (a) Except as set forth in Section 4.17 of the T-3 Disclosure Schedules, all Returns required to be filed by or on behalf of T-3 have been duly filed and such Returns (including all attached statements and schedules) are true, complete and correct in all material respects and all amounts of Taxes shown as due thereon have been paid on a timely basis.

     (b) Except as set forth in Section 4.17 of the T-3 Disclosure Schedules, T-3 has withheld and paid over all Taxes required to have been withheld and paid over (including any estimated taxes and Taxes pursuant to Section 1441 or 1442 of the Code or similar provisions under any foreign laws), and has complied in all material respects with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor, shareholder or other third party.

     (c) Except as set forth in Section 4.17 of the T-3 Disclosure Schedules, there are no Liens on any of the assets of T-3 with respect to Taxes, other than Permitted Liens.

     (d) T-3 has furnished or made available to IHI true and complete copies of:
(i) all federal and state income and franchise tax returns of T-3 for all periods beginning on or after January 1, 1996 if any and (ii) all material tax audit reports, work papers, statements of deficiencies, closing or other agreements received by T-3 or on its behalf relating to Taxes for all periods beginning on or after January 1, 1996.

     (e) Except as disclosed in Section 4.17 of the T-3 Disclosure Schedules:

          (i) The Returns of T-3 have never been audited by a Governmental Entity, nor is there any pending or, to the Knowledge of T-3, threatened (formally or informally) actions or proceedings for the assessment, collection or refund of Taxes with respect to T-3.

          (ii) No adjustment relating to such Returns has been proposed formally or informally by any Governmental Entity and, to the Knowledge of T-3, no basis exists for any such adjustment;

          (iii) Except as reflected in the Returns, no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of T-3.

          (iv) There are no requests for rulings, subpoenas or requests for information pending with respect to Taxes or Returns of T-3.

          (v) No power of attorney has been granted by T-3 with respect to any matter relating to Taxes.

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          (vi) The amount of the current liability accruals for Taxes (excluding reserves for deferred taxes) reflected on the consolidated balance sheet of T-3 as of March 31, 2000 are, and such accruals reflected on the consolidated balance sheet of T-3 as of the Closing Date will be, reasonable and sufficient based on T-3's books and records as of the time of the calculation of such accruals.

     (f) Except as disclosed in Section 4.17 of the T-3 Disclosure Schedules:

          (i) T-3 has not issued or assumed any indebtedness that is subject to section 279(b) of the Code.

          (ii) T-3 has not entered into any compensatory agreements with respect to the performance of services which payment thereunder would result in a nondeductible expense pursuant to Section 280G or 162(m) of the Code or an excise tax to the recipient of such payment pursuant to Section 4999 of the Code.

          (iii) No election has been made under Section 338 of the Code with respect to T-3 and no action has been taken that would result in any income tax liability to either T-3 as a result of deemed election within the meaning of Section 338 of the Code.

          (iv) No consent under Section 341(f) of the Code has been filed with respect to T-3.

          (v) T-3 has not agreed, nor is it required as of the date hereof, to make any adjustment under Code Section 481(a) by reason of a change in accounting method or otherwise.

          (vi) T-3 is not a party to any tax sharing or allocation agreement nor does either T-3 owe any amount under any tax sharing or allocation agreement.

          (vii) T-3 has no liability for any Taxes of any person other than T-3 ((A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (B) as a transferee or successor, (C) by contract or (D) otherwise.

     (g) T-3 is not an investment company. For purposes of this representation, the term "investment company" means a regulated investment company, a real estate investment trust, or a corporation 50% or more of the value of whose total assets are stock and securities and 80% or more of the value of whose total assets are assets held for investment. In making the 50% and the 80% determinations under the preceding sentence, stock and securities in any subsidiary corporation will be disregarded and the parent corporation will be deemed to own its ratable share of the subsidiary's assets.

     (h) T-3 is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

     Section 4.18 Customers and Suppliers. Section 4.18 of the T-3 Disclosure Schedules sets forth a complete and correct list of all customers whose purchases exceeded 5% of the aggregate net sales of T-3 for the fiscal year ended December 31, 2000.

     Section 4.19  Insurance.

     (a) Section 4.19 of the T-3 Disclosure Schedules sets forth a true and complete list of all policies of protection and indemnity, title insurance, liability and casualty insurance, property insurance, auto insurance, business interruption insurance, tenant's insurance, workers' compensation, life insurance, disability insurance, excess or umbrella insurance, directors' and officers' liability insurance and any other type of insurance insuring the properties, assets, employees or operations of T-3 (collectively the "T-3 Policies"). T-3 has made available to IHI a true, complete and accurate copy of all T-3 Policies.

     (b) All T-3 Policies are in full force and effect except where failures to have any T-3 Policies in full force and effect would not, in the aggregate, have a Material Adverse Effect on T-3.

     (c) There is no claim by T-3 or any other Person pending under any of the T-3 Policies as to which, to the Knowledge of T-3, coverage has been denied or disputed by the underwriters or issuers of such T-3

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Policies. T-3 has not received any notice of default, and T-3 is not in default, under any provision of the T-3 Policies where any such defaults, in the aggregate, would have a Material Adverse Effect on T-3.

     (d) T-3 has not since January 1, 2001 received any written notice from or on behalf of any insurance carrier or other issuer issuing such T-3 Policies that insurance rates or other annual premiums or fees in effect as of the date hereof will hereafter be materially increased, that there will be a non-renewal, cancellation or increase in a deductible (or a material increase in premiums in order to maintain an existing deductible) of any of the T-3 Policies in effect as of the date hereof, or that material alteration of any equipment or any improvements of the T-3 Owned Properties or the T-3 Leased Properties, purchase of additional material equipment, or material modification of any of the methods of doing business of T-3 will be required after the date hereof.

     Section 4.20 Safety and Health. Except as set forth in Section 4.20 of the T-3 Disclosure Schedules, the property and assets of T-3 have been and are being operated in compliance in all respects with all Applicable Laws designed to protect safety or health, or both, including without limitation, the Occupational Safety and Health Act, and the regulations promulgated pursuant thereto, except for any violations or deficiency that would not have a Material Adverse Effect on T-3. T-3 has not received any written notice of any violations, deficiency, investigation or inquiry from any Governmental Entity, employer or third party under any such law and, to the Knowledge of T-3, no such investigation or inquiry is planned or threatened, which, if adversely determined would, individually or in the aggregate, have a Material Adverse Effect on T-3.

     Section 4.21  Labor Matters.

     (a) Set forth in Section 4.21 of the T-3 Disclosure Schedules is a list of all: (i) outstanding employment, consulting or management agreements or contracts with officers, directors or employees of T-3 (other than those that are terminable on no more than 30 days notice) that provide for the payment of any bonus or commission; (ii) agreements, policies or practices that require T-3 to pay termination or severance pay to salaried, non-exempt or hourly employees in excess of 30 days' salary and benefits to any employee upon termination of such employee's employment (other than as required by law); and (iii) collective bargaining agreements or other labor union contracts applicable to persons employed by T-3. T-3 has made available to IHI complete and correct copies of all such employment and labor agreements. Except as set forth in Section 4.21 of the T-3 Disclosure Schedules, T-3 has not breached or otherwise failed to comply in any material respect with any provisions of any employment or labor agreement, and there are no grievances outstanding thereunder.

     (b) Except as set forth in Section 4.21 of the T-3 Disclosure Schedules:
(i) T-3 is in compliance in all material respects with all Applicable Laws relating to employment and employment practices, wages, hours, and terms and conditions of employment; (ii) there is no unfair labor practice charge or complaint against T-3 pending before any Governmental Entity; (iii) there is no labor strike, material slowdown or material work stoppage or lockout actually pending or, to the Knowledge of T-3, threatened, against or affecting T-3; (iv) there is no representation claim or petition pending before any Governmental Entity; (v) there are no charges with respect to or relating to T-3 pending before any Governmental Entity responsible for the prevention of unlawful employment practices; and (vi) T-3 has not had formal notice from any Governmental Entity responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of T-3 and, to the Knowledge of T-3, no such investigation is in progress.

     Section 4.22  Transactions with Certain Persons.  Except as set forth in
Section 4.22 of the T-3 Disclosure Schedules, no director, officer or employee of either T-3 or any of its respective Affiliates is presently a party to any transaction with T-3, including any contract, agreement or other arrangement providing for the furnishing of services by or the rental of real or personal property from any such Person or from any of its Affiliates.

     Section 4.23 Propriety of Past Payments. Neither T-3 nor any director, officer, employee or agent of T-3 has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments

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or expenses relating to political activity or (b) made any bribe, rebate, payoff, influence payment, kick-back or other unlawful payment that is in violation of Applicable Law.

     Section 4.24 Intellectual Property. T-3 either owns or has valid licenses to use all patents, copyrights, trademarks, software, databases, and other technical information used in its business as presently conducted, subject to limitations contained in the agreements governing the use of same, which limitations are customary for companies engaged in businesses similar to T-3. T-3 is in compliance with all such licenses and agreements except where any noncompliance would not, in the aggregate, have a Material Adverse Effect on T-3, and there are no pending or, to the Knowledge of T-3, threatened Proceedings challenging or questioning the validity or effectiveness of any license or agreement relating to such property or the right of T-3 to use, copy, modify or distribute the same.

     Section 4.25 Director and Officer Indemnification. The directors, officers and employees of T-3 are not entitled to indemnification by T-3, except to the extent that indemnification rights are provided for generally by Applicable Law or such corporation's charter, by-laws or directors' and officers' liability insurance policies described in Section 4.19 of the T-3 Disclosure Schedules or in employment agreements described in Section 4.21 of the T-3 Disclosure Schedules, and there are no pending claims for indemnification by any such director, officer or employee.

     Section 4.26 Brokers' and Finders' Fee. No agent, broker, person or firm acting on behalf of T-3 or the Fund is or will be entitled to any commission or brokers' or finders' fees payable by T-3 in connection with any of the transactions contemplated herein.

                                   ARTICLE 5.

                     REPRESENTATIONS AND WARRANTIES OF IHI

     IHI represents and warrants to T-3 and the Fund as follows (each of the representations and warranties made with respect to IHI, unless the context requires the contrary, includes all of IHI's Subsidiaries).

     Section 5.1 Organization; Qualification. IHI is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and has the requisite corporate power and authority to own its property and to carry on its business as it is now being conducted. No actions or proceedings to dissolve IHI are pending. Section 5.1 of the IHI Disclosure Schedules sets forth the jurisdictions in which IHI is qualified to do business as a foreign corporation. Copies of the articles of incorporation and by-laws of IHI with all amendments to the date hereof, have been furnished to T-3 or its representatives, and such copies are accurate and complete as of the date hereof. IHI has made available to T-3 accurate copies of the minutes of all meetings of its board of directors, any committees of such board and stockholders (and all consents in lieu of such meetings). Such records, minutes and consents accurately reflect in all material respects all actions taken by the board of directors, committees and stockholders as of the date hereof. IHI is not in violation of any provision of its articles of incorporation or bylaws other than any such violations that, in the aggregate, would not have a Material Adverse Effect on IHI.

     Section 5.2  Capital Stock; Subsidiaries.

     (a) As of the date of this Agreement, the authorized capital stock of IHI consists of 50,000,000 shares of IHI Common Stock, of which 13,690,165 shares of IHI Common Stock are issued and outstanding and 1,586,265 shares are held in its treasury, and 7,500,000 shares of preferred stock, $.01 par value per share, none of which are issued and outstanding and none are held in its treasury. All issued and outstanding shares of IHI Common Stock have been duly authorized and are validly issued, fully paid and non-assessable.

     (b) Except as set forth in Section 5.2 of the IHI Disclosure Schedules, there are no outstanding options, warrants or other rights to acquire or have delivered any shares of IHI Common Stock or any security convertible into IHI Common Stock and except as set forth in Section 5.2 of the IHI Disclosure Schedules, IHI has no obligation or other commitment to issue, sell or deliver any of the foregoing or any
                                       I-18
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shares of its capital stock. Except as set forth in Section 5.2 of the IHI
Disclosure Schedules, neither the execution of this Agreement nor any other documents contemplated to be executed hereby nor the consummation of the Merger nor any other transaction contemplated hereby or thereby will result in the triggering of any "anti-dilution" provisions of any option, warrant or other instrument granting others the right to acquire any securities of IHI. Except as set forth in Section 5.2 of the IHI Disclosure Schedules, no Person has any registration rights with respect to any of IHI's capital stock. All of the issued and outstanding shares of IHI Common Stock have been issued in compliance with all Legal Requirements and without violation of any preemptive or similar rights.

     (c) All issued and outstanding shares of common stock of IHI's Subsidiaries have been duly authorized and are validly issued, fully paid and non-assessable. Except as set forth in Section 5.2 of the IHI Disclosure Schedules, all outstanding capital stock of IHI's Subsidiaries are held of record and beneficially by IHI.

     (d) All shares of IHI Common Stock to be issued pursuant to this Agreement will be, when issued in exchange for shares of T-3 Common Stock upon consummation of the Merger, duly authorized, validly issued, fully paid and non-assessable.

     (e) Section 5.2 of the IHI Disclosure Schedules contains a list of all of IHI's Subsidiaries. Except for its Subsidiaries, or as set forth in Section 5.2 of the IHI Disclosure Schedules, IHI does not directly or indirectly have any legal or beneficial ownership interest in any other Person.

     Section 5.3  Corporate Authorization; Enforceability.

     (a) The execution, delivery and performance of this Agreement by IHI has been duly authorized by the board of directors of IHI. Upon an affirmative vote of the holders of 66 2/3% of the outstanding shares of IHI Common Stock present or represented at a meeting of the IHI Stockholders approving this Agreement and the transactions contemplated hereby, no further vote or consent of shareholders or directors of IHI and no further corporate acts or other corporate proceedings are required of IHI for the due and valid authorization, execution, delivery and performance of this Agreement or the consummation of the Merger.

     (b) This Agreement is the legal, valid and binding obligations of IHI enforceable against it in accordance with its terms, except that enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors' rights generally and equitable principles which may limit the availability of certain equitable remedies in certain instances.

     Section 5.4 No Conflict. Except as set forth in Section 5.4 of the IHI Disclosure Schedules, neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, will
(a) if the requisite IHI stockholder approval set forth in Section 5.3(a) is obtained, conflict with or result in any breach of the provisions of the articles of incorporation or by-laws of IHI, (b) result in the violation or breach of, or constitute (with or without due notice or the lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, or any material license, contract, agreement or other instrument or obligation to which IHI is a party or by which its properties or assets may be bound, except for such violations, breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on IHI, or
(c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to IHI or any of its respective properties or assets, except for such violations that, in the aggregate, would not have a Material Adverse Effect on IHI.

     Section 5.5 Consents. Except as set forth in Section 5.5 of the IHI Disclosure Schedules, no consent, approval, order or authorization of, or declaration, filing or registration with, any Governmental Entity or other Person is required to be obtained or made by IHI in connection with the execution, delivery or performance by IHI of this Agreement or the consummation by IHI of the transactions contemplated hereby except for (a) those required by the HSR Act, if any, and (b) any filings required to be made under the Securities Act in connection with the Agreement, (c) the requisite IHI stockholder approval set forth in Section 5.3(a) and (d) such other consents, approvals, orders, authorizations, declarations, filings or registrations, the failure of which to obtain or make would not have, in the aggregate, a Material Adverse Effect on IHI.

     Section 5.6  IHI Financial Statements; Undisclosed Liabilities.

     (a) The IHI Annual Financial Statements have been audited by Deloitte & Touche, LLP, independent public accountants, in accordance with generally accepted auditing standards, have been prepared in accordance with GAAP applied on a basis consistent with prior periods, and present fairly in all material respects the financial position of IHI at such dates and the results of operations and cash flows for the periods then ended.

     (b) The IHI Interim Financial Statements have been prepared in accordance with GAAP on a basis consistent with the prior periods and reflect all adjustments, consisting only of normal, recurring adjustments, that are necessary for a fair statement in all material respects of the results for the interim period presented therein. Neither IHI nor any of its assets are subject to any liability, commitment, debt or obligation that would be required to be disclosed in financial statements prepared in accordance with GAAP, except (i) as and to the extent reflected on the IHI Interim Financial Statements, or (ii) as may have been incurred or may have arisen since the date of the IHI Interim Financial Statements in the ordinary course of business and that are permitted by this Agreement, or, in the aggregate, would not have a Material Adverse Effect on IHI.

     Section 5.7  Absence of Certain Changes.  Except as set forth in Section
5.7 of the IHI Disclosure Schedules, since March 31, 2001, IHI has operated in the ordinary course of business consistent with past practice and there has been no event or condition of any character that has had, or can reasonably be expected to have, a Material Adverse Effect on IHI.

     Section 5.8  Material Contracts.

     (a) Section 5.8 of the IHI Disclosure Schedules contains a list and brief description (including the names of the parties and the date and nature of the agreement) of each Material Contract to which IHI is a party or to which any of its properties is subject. T-3 has been provided a complete and accurate copy of each Material Contract listed on Section 5.8 of the IHI Disclosure Schedules. Each such Material Contract is a legal, valid, binding and enforceable obligation of IHI except to the extent that enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the enforcement of creditors' rights generally and (ii) general equitable principles.

     (b) Except as set forth in Section 5.8 of the IHI Disclosure Schedules, IHI is not in material breach of or default (and, to the Knowledge of IHI, no event has occurred which, with due notice or lapse of time or both, would constitute such a breach or default) under any Material Contract, except where any such breaches or defaults, in the aggregate, would not have a Material Adverse Effect on IHI, and no party to any Material Contract has given IHI written notice of or made a claim in writing with respect to any breach or default under any such Material Contract.

     Section 5.9  Real Property.

     (a) Section 5.9 of the IHI Disclosure Schedules sets forth a true and complete list of all real property owned in fee simple title by IHI (collectively, the "IHI Owned Properties"). IHI has good and indefeasible title to all IHI Owned Properties. None of the IHI Owned Properties is subject to any Liens, except for (i) Liens that collateralize indebtedness that is reflected in the IHI Interim Financial Statements and (ii) Permitted Liens.

     (b) Except as set forth in Section 5.9 of the IHI Disclosure Schedules, all improvements on the IHI Owned Properties and the operations therein conducted conform in all material respects to all applicable health, fire, safety, zoning and building laws, ordinances and administrative regulations, except for possible nonconforming uses or violations which do not materially interfere with the present use, operation or maintenance thereof or access thereto by IHI, and, individually or in the aggregate, would not otherwise have a Material Adverse Effect on IHI. The operating condition and state of repair of all buildings, structures, improvements and fixtures on the IHI Owned Properties are sufficient to permit the use and operation of all such buildings, structures, improvements and fixtures as now used or operated by IHI except where the failure to be in such condition would not have a Material Adverse Effect on IHI.

     Section 5.10  Real Property Leases.

     (a) Section 5.10 of the IHI Disclosure Schedules sets forth a list of all Leases with respect to all real properties in which IHI has a leasehold, subleasehold, or other occupancy interest (the "IHI Leased Properties"). Complete and accurate copies of all such Leases and all amendments thereto have been provided to T-3. Except as set forth in Section 5.10 of the IHI Disclosure Schedules, all of the Leases for the IHI Leased Properties are valid and effective against IHI in accordance with their respective terms, except that the enforcement thereof may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles.

     (b) IHI has not received written notice that it is in material breach of or default (and, to IHI's Knowledge, no event has occurred, that, with due notice or lapse of time or both, would constitute such a breach or default) under any Lease.

     (c) Except as set forth in Section 5.10 of the IHI Disclosure Schedules, no IHI Leased Property is subject to any material sublease, license or other agreement granting to any Person any right to the use, occupancy or enjoyment of Leased Property or any portion thereof through IHI.

     Section 5.11  Personal Property.

     (a) Except as set forth in Section 5.11 of the IHI Disclosure Schedules, IHI has good and indefeasible title to all Personal Property owned by IHI, free and clear of all Liens other than (i) Liens that collateralize indebtedness that is reflected in the IHI Interim Financial Statements and (ii) Permitted Liens.

     (b) Except as set forth in Section 5.11 of the IHI Disclosure Schedules, IHI holds valid leaseholds in all of the Personal Property leased by it, which leases are enforceable against IHI in accordance with their respective terms, except that the enforcement thereof may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally, and (ii) general equitable principles.

     (c) Except as set forth in Section 5.11 of the IHI Disclosure Schedules, IHI is not in breach of or default (and no event has occurred that, with due notice or lapse of time or both, would constitute such a lapse or default) under any lease of any item of Personal Property leased by it, except for any such breach or default that would not, individually or in the aggregate, have a Material Adverse Effect on IHI.

     (d) Except as set forth in Section 5.11 of the IHI Disclosure Schedules, the Personal Property now owned, leased or used by IHI is sufficient and adequate to carry on its business as presently conducted and the operating condition and the state of repair thereof is sufficient to permit IHI to carry on its business as presently conducted except where the failure to be in such condition would not have a Material Adverse Effect on IHI.

     Section 5.12 Compliance with Laws. Except as set forth in Sections 5.12, 5.15, 5.16, 5.20 or 5.21 of the IHI Disclosure Schedules, IHI is not in violation of any Applicable Law, nor is it in default with respect to any order, writ, judgment, award, injunction or other decree of any Governmental Entity applicable to it or any of its respective assets, properties or operations except such violations or defaults that, in the aggregate, would not have a Material Adverse Effect on IHI.

     Section 5.13 Permits. Except as set forth in Sections 5.13 or 5.15 of the IHI Disclosure Schedules, IHI has all permits, licenses and governmental authorizations that are required for the lease, ownership, occupancy or operation of its properties and assets and the carrying on of its business, except where the failure to have any such permits, licenses or authorizations would not, in the aggregate, have a Material Adverse Effect on IHI.

     Section 5.14  Litigation.

     (a) Except as set forth in Section 5.14 of the IHI Disclosure Schedules, there are no Proceedings pending or, to the Knowledge of the IHI, threatened, against IHI (i) for which an indemnification claim has been asserted, (ii) that could reasonably be expected to have a Material Adverse Effect on IHI or (iii) that seeks to prohibit or restrict consummation of the transactions contemplated by this Agreement.

     (b) Except as set forth in Section 5.14 of the IHI Disclosure Schedules, neither IHI nor any of its assets or properties is subject to any material order, writ, judgment, award, injunction or decree of any Governmental Entity.

     Section 5.15  Environmental Compliance.

     (a) Except as set forth in Section 5.15 of the IHI Disclosure Schedules, IHI possesses all material licenses, permits and other approvals and authorizations that are required under, and is and has been in compliance with, all Environmental Laws, including all Environmental Laws governing the generation, use, collection, treatment, storage, transportation, recover, removal, discharge or disposal of hazardous substances or wastes and all Environmental Laws imposing record-keeping, maintenance, testing, inspection, notification and reporting requirements with respect to hazardous substances or wastes except where noncompliance would not, individually or in the aggregate, have a Material Adverse Effect on IHI, and, except as set forth in Section 5.15 of the IHI Disclosure Schedules, to the Knowledge of IHI, there is no condition that would materially interfere with compliance in the future.

     (b) Except as set forth in Section 5.15 of the IHI Disclosure Schedules, is not subject to any Proceeding pursuant to, nor has it received any notice of any violation of, or claim alleging liability under, any Environmental Laws. To the Knowledge of IHI, no facts or circumstances exist that would reasonably be likely to result in a claim, citation or allegation against IHI for a violation of, or alleging liability under any Environmental Laws, except such violations or liabilities that would not, individually or in the aggregate, have a Material Adverse Effect on IHI.

     (c) Except as set forth in Section 5.15 of the IHI Disclosure Schedules, to the Knowledge of IHI, there are no underground tanks of any type (including tanks storing gasoline, diesel fuel, oil or other petroleum products) or disposal sites for hazardous substances, hazardous wastes or any other regulated waste, located on or under the IHI Owned Properties or IHI Leased Properties.

     (d) Except as set forth in Section 5.15 of the IHI Disclosure Schedules, to the Knowledge of IHI, except in the ordinary course of business, and in all cases in material compliance with all Environmental Laws, IHI has not engaged any third party to handle, transport or dispose of hazardous substances or wastes (including for this purpose, gasoline, diesel fuel, oil or other petroleum products, or bilge waste) on its behalf.

     Section 5.16  ERISA and Related Matters.

     (a) Section 5.16 of the IHI Disclosure Schedules provides a list of each of the following which IHI or any Subsidiary thereof maintains or contributes to, for the benefit of its current or former employees, officers or directors, or with respect to which IHI or any Subsidiary thereof has or may have any liability (the "IHI Employee Plans") as of the Closing Date:

          (i) each employee benefit plan (as defined in Section 3(3) of ERISA); and

          (ii) each written or material unwritten fringe benefit, change in control, stock purchase, personnel, stock option, collective bargaining, bonus, incentive, vacation, severance pay, deferred compensation, executive compensation or supplemental retirement, consulting, employment or other written or unwritten employee benefit plan, agreement, arrangement, program, practice or understanding that is not described in Section 5.16(a)(i).

          True and complete copies of each of the written IHI Employee Plans and descriptions of material unwritten IHI Employee Plans, current summary plan descriptions, related trusts or other funding arrangements, if applicable, and all amendments thereto, have been or on request will be furnished to T-3. Further, a copy of the most recent determination letter, if applicable, and, for the three most recent years, the Form 5500 and attached schedules, audited financial statements and actuarial valuation reports, if applicable, for each IHI Employee Plan, and all material communications received from or sent to the Internal Revenue Service or the Department of Labor in the last two years regarding any IHI Employee Plan will be provided to T-3 upon request.

     (b) Except as disclosed in Section 5.16 of the IHI Disclosure Schedules, benefits under any IHI Employee Plan are as represented in said documents and have not been increased or modified (whether written or not written) subsequent to the dates of such documents. IHI has not communicated to any employee or former employee any intention or commitment to modify any IHI Employee Plan or to establish or implement any other employee or retiree benefit or compensation arrangement.

     (c) Except as disclosed in Section 5.16 of the IHI Disclosure Schedules, neither IHI nor any trade or business under common control with IHI within the meaning of Section 414(b) or (c) of the Code prior to the Closing Date maintains or has ever maintained or become obligated to contribute to any employee benefit plan (i) that is subject to Title IV of ERISA, (ii) to which Section 412 of the Code applies, (iii) that is a Multiemployer Plan, or (iv) in connection with any trust described in Section 501(c)(9) of the Code. IHI has not within the last five years engaged in, and is not a successor corporation to an entity that has engaged in, a transaction described in Section 4069 of ERISA.

     (d) Except as otherwise set forth in Section 5.16 of the IHI Disclosure
Schedules:

          (i) each IHI Employee Plan has been administered, maintained and operated in all material respects in accordance with the terms thereof and in compliance with its governing documents and Applicable Law (including where applicable, ERISA and the Code);

          (ii) each of the IHI Employee Plans intended to be qualified under section 401 of the Code (A) satisfies in form the requirements of such section except to the extent amendments are not required by law to be made until a date after the Closing Date, (B) has received a favorable determination letter from the Internal Revenue Service regarding such qualified status, (C) has not, since receipt of the most recent favorable determination letter, been amended, and (D) has not been operated in a way that would adversely affect its qualified status;

          (iii) no act, omission or transaction has occurred which would result in the imposition on IHI of a breach of fiduciary duty liability or damages under Section 409 of ERISA, a civil penalty assessed pursuant to Subsections (c), (i) or (l) of Section 502 of ERISA or a Tax imposed pursuant to Chapter 43 of Subtitle D of the Code;

          (iv) neither IHI nor any of its directors, officers or employees has engaged in any transaction with respect to an IHI Employee Plan that could subject IHI to a Tax, penalty or liability for a prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, and none of the assets of any IHI Employee Plan are invested in employer securities or employer real property;

          (v) full payment has been made of all amounts which IHI is or has been required to have paid as contributions to or benefits due under any IHI Employee Plan under Applicable Law or under the terms of any such plan or any arrangement and there are no accrued but unpaid contribution or benefit obligations that are not reflected on the IHI Financial Statements; and

          (vi) there is no Proceeding or other dispute pending or, to the Knowledge of IHI, threatened, and there is no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entity pending, in progress or, to the Knowledge of IHI, threatened that involves any IHI Employee Plan that could reasonably be expected to result in a material liability to IHI.

     (e) Except as set forth in Section 5.16 of the IHI Disclosure Schedules, in connection with the consummation of the transactions contemplated in this Agreement, no employee or former employee of IHI will become entitled to any bonus, retirement, severance, job security, change in control or similar benefit or enhanced benefit (including acceleration of an award, vesting or exercise of an incentive award)
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

or any fee or payment of any kind as a result of any of the transactions contemplated hereby, and no such disclosed payment will constitute a parachute payment described in Section 280G of the Code.

     (f) All group health plans of IHI have at all times fully complied in all material respects with all applicable notification and continuation coverage requirements of Section 4980B(f) of the Code and Section 601 of ERISA. IHI has no current or projected liability in respect of post-retirement or post-employment welfare benefits for retired, current or former employees, or for any stockholder or director who is not an employee, former employee or beneficiary thereof, except to the extent otherwise required by the continuation requirements of Section 4980B(f) of the Code and Section 601 of ERISA.

     (g) All group health plans (within the meaning of Section 5000(b)(1) of the Code) of IHI have at all times fully complied in all material respects with, and have been maintained and operated in all material respects in accordance with
(i) the health care requirements relating to portability, access, and renewability of Sections 9801 through 9803 of the Code and Part 7 of Title I, Subtitle B of ERISA, (ii) the health care requirements relating to the benefits for mothers and newborns under Section 9811 of the Code and Section 711 of ERISA, and (iii) the health care requirements relating to the parity provisions applicable to mental health benefits under Section 9812 of the Code and Section 712 of ERISA, and neither IHI nor any Subsidiary thereof has contributed to a nonconforming group health plan (as defined in Code Section 5000(c)).

     (h) Except as set forth in Section 5.16 of the IHI Disclosure Schedules, no employee or former employee, officer or director of IHI is or will become entitled to receive any award under IHI's discretionary or other bonus plans except for amounts reflected on the IHI Financial Statements.

     Section 5.17  Taxes.

     (a) Except as set forth in Section 5.17 of the IHI Disclosure Schedules, all Returns required to be filed by or on behalf of IHI have been duly filed and such Returns (including all attached statements and schedules) are true, complete and correct in all material respects and all amounts of Taxes shown as due thereon have been paid on a timely basis.

     (b) Except as set forth in Section 5.17 of the IHI Disclosure Schedules, IHI has withheld and paid over all Taxes required to have been withheld and paid over (including any estimated taxes and Taxes pursuant to Section 1441 or 1442 of the Code or similar provisions under any foreign law), and has complied in all material respects with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor, shareholder or other third party.

     (c) Except as set forth in Section 5.17 of the IHI Disclosure Schedules, there are no Liens on any of the assets of IHI with respect to Taxes, other than Permitted Liens.

     (d) IHI has furnished or made available to T-3 true and complete copies of:
(i) all federal and state income and franchise tax returns of IHI for all periods beginning on or after January 1, 1996, and (ii) all material tax audit reports, work papers, statements of deficiencies, closing or other agreements received by IHI or on its behalf relating to Taxes for all periods beginning on or after January 1, 1996.

     (e) Except as disclosed in Section 5.17 of the IHI Disclosure Schedules:

          (i) The Returns of IHI have never been audited by a Governmental Entity, nor is there any pending or, to the Knowledge of the IHI, threatened (formally or informally) actions or proceedings for the assessment, collection or refund of Taxes with respect to IHI.

          (ii) No adjustment relating to such Returns has been proposed formally or informally by any Governmental Entity and, to the Knowledge of IHI, no basis exists for any such adjustment.

          (iii) Except as reflected in the Returns, no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of IHI.

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

          (iv) There are no requests for rulings, subpoenas or requests for information pending with respect to Taxes or Returns of IHI.

          (v) No power of attorney has been granted by IHI with respect to any matter relating to Taxes.

          (vi) The amount of current liability accruals for Taxes (excluding reserves for deferred taxes), as such accruals are reflected on the consolidated balance sheet of IHI as of March 31, 2001 are, and such accruals reflected on the consolidated balance sheet of IHI as of the Closing Date will be, reasonable and sufficient based on IHI's books and records as of the time of the calculation of such accruals.

     (f) Except as disclosed in Section 5.17 of the IHI Disclosure Schedules:

          (i) IHI has not issued or assumed any indebtedness that is subject to section 279(b) of the Code.

          (ii) IHI has not entered into any compensatory agreements with respect to the performance of services which payment thereunder would result in a nondeductible expense pursuant to Section 280G or 162(m) of the Code or an excise tax to the recipient of such payment pursuant to Section 4999 of the Code.

          (iii) No election has been made under Section 338 of the Code with respect to IHI and no action has been taken that would result in any income tax liability to either IHI as a result of deemed election within the meaning of Section 338 of the Code.

          (iv) No consent under Section 341(f) of the Code has been filed with respect to IHI.

          (v) IHI has not agreed, nor is it required as of the date hereof, to make any adjustment under Code Section 481(a) by reason of a change in accounting method or otherwise.

          (vi) IHI is not a party to any tax sharing or allocation agreement nor does IHI owe any amount under any tax sharing or allocation agreement.

          (vii) IHI has no liability for any Taxes of any person other than IHI ((A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (B) as a transferee or successor, (C) by contract or (D) otherwise.

     (g) IHI is not an investment company. For purposes of this representation, the term "investment company" means a regulated investment company, a real estate investment trust, or a corporation 50% or more of the value of whose total assets are stock and securities and 80% or more of the value of whose total assets are assets held for investment. In making the 50% and the 80% determinations under the preceding sentence, stock and securities in any subsidiary corporation will be disregarded and the parent corporation will be deemed to own its ratable share of the subsidiary's assets.

     (h) IHI is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

     Section 5.18 Customers and Suppliers. Section 5.18 of the IHI Disclosure Schedules sets forth a complete and correct list of all customers whose purchases exceeded 5% of the aggregate net sales of IHI for the fiscal year ended December 31, 2000.

     Section 5.19  Insurance.

     (a) Section 5.19 of the IHI Disclosure Schedules sets forth a true and complete list of all policies of protection and indemnity, title insurance, liability and casualty insurance, property insurance, auto insurance, business interruption insurance, tenant's insurance, workers' compensation, life insurance, disability insurance, excess or umbrella insurance, directors' and officers' liability insurance and any other type of insurance insuring the properties, assets, employees or operations of IHI (collectively the "IHI Policies"). IHI has made available to T-3 a true, complete and accurate copy of all IHI Policies.

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     (b) All IHI Policies are in full force and effect except where failures to have any IHI Policies in full force and effect would not in the aggregate, have a Material Adverse Effect on IHI.

     (c) There is no claim by IHI or any other Person pending under any of the IHI Policies as to which coverage has been denied or disputed by the underwriters or issuers of such IHI Policies. IHI has not received any notice of default, and is not in default, under any provision of the IHI Policies.

     (d) IHI has not since January 1, 2001 received any written notice from or on behalf of any insurance carrier or other issuer issuing such IHI Policies that insurance rates or other annual premiums or fees in effect as of the date hereof will hereafter be materially increased, that there will be a non-renewal, cancellation or increase in a deductible (or a material increase in premiums in order to maintain an existing deductible) of any of the IHI Policies in effect as of the date hereof, or that material alteration of any equipment to the IHI Owned Properties or the IHI Leased Properties, purchase of additional material equipment, or material modification of any of the methods of doing business of IHI will be required after the date hereof.

     Section 5.20 Safety and Health. The property and assets of IHI have been and are being operated in compliance in all respects with all Applicable Laws designed to protect safety or health, or both, including without limitation, the Occupational Safety and Health Act, and the regulations promulgated pursuant thereto, except for any violations or deficiency that would not have a Material Adverse Effect on IHI. IHI has not received any written notice of any violations, deficiency, investigation or inquiry from any Governmental Entity, employer or third party under any such law and, to the Knowledge of IHI, no such investigation or inquiry is planned or threatened, which, if adversely determined would, individually or in the aggregate, have a Material Adverse Effect on IHI.

     Section 5.21  Labor Matters.

     (a) Set forth in Section 5.21 of the IHI Disclosure Schedules is a list of all: (i) outstanding employment, consulting or management agreements or contracts with officers, directors or employees of IHI (other than those that are terminable on no more than 30 days notice) that provide for the payment of any bonus or commission; (ii) agreements, policies or practices that require IHI to pay termination or severance pay to salaried, non-exempt or hourly employees in excess of 30 days' salary and benefits to any employee upon termination of such employee's employment (other than as required by law); and (iii) collective bargaining agreements or other labor union contracts applicable to persons employed by IHI. IHI has made available to T-3 complete and correct copies of all such employment and labor agreements. Except as set forth in Section 5.21 of the IHI Disclosure Schedules, IHI has not breached or otherwise failed to comply in any material respect with any provisions of any employment or labor agreement, and there are no grievances outstanding thereunder.

     (b) Except as set forth in Section 5.21 of the IHI Disclosure Schedules:
(i) IHI is in compliance in all material respects with all Applicable Laws relating to employment and employment practices, wages, hours, and terms and conditions of employment; (ii) there is no unfair labor practice charge or complaint against IHI pending before any Governmental Entity; (iii) there is no labor strike, material slowdown or material work stoppage or lockout actually pending or, to the Knowledge of IHI threatened, against or affecting IHI; (iv) there is no representation claim or petition pending before any Governmental Entity; (v) there are no charges with respect to or relating to IHI pending before any Governmental Entity responsible for the prevention of unlawful employment practices; and (vi) IHI has not had formal notice from any Governmental Entity responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of IHI and, to the Knowledge of IHI, no such investigation is in progress.

     Section 5.22  Transactions with Certain Persons.  Except as set forth in
Section 5.22 of the Disclosure Schedules, no director, officer or employee of IHI or any of its respective Affiliates is presently a party to any transaction with IHI, including any contract, agreement or other arrangement providing for the furnishing of services by or the rental of real or personal property from any such Person or from any of its Affiliates.

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     Section 5.23  Propriety of Past Payments.  Neither IHI or any of its
Subsidiaries nor any director, officer, employee or agent of IHI or any of its Subsidiaries has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments or expenses relating to political activity or (b) made any bribe, rebate, payoff, influence payment, kick-back or other unlawful payment that is in violation of Applicable Law.

     Section 5.24 Intellectual Property. IHI either owns or has valid licenses to use all patents, copyrights, trademarks, software, databases, and other technical information used in its business as presently conducted, subject to limitations contained in the agreements governing the use of same, which limitations are customary for companies engaged in businesses similar to IHI. IHI is in compliance with all such licenses and agreements except where any noncompliance would not, in the aggregate, have a Material Adverse Effect on IHI and there are no pending or, to the Knowledge of IHI, threatened Proceedings challenging or questioning the validity or effectiveness of any license or agreement relating to such property or the right of IHI to use, copy, modify or distribute the same.

     Section 5.25 Director and Officer Indemnification. The directors, officers and employees of IHI are not entitled to indemnification by IHI except to the extent that indemnification rights are provided for generally by Applicable Law or IHI's charter, by-laws or directors' and officers' liability insurance policies as described in Section 5.19 of the IHI Disclosure Schedules or in employment agreements described in Section 5.21 of the IHI Disclosure Schedules, and there are no pending claims for indemnification by any such director, officer or employee.

     Section 5.26  Brokers' and Finders' Fee.  Except for as set forth in
Section 5.27 of the IHI Disclosure Schedule, no agent, broker, person or firm acting on behalf of IHI is or will be entitled to any commission or brokers' or finders' fees payable by IHI in connection with any of the transactions contemplated herein.

     Section 5.27  SEC Filings; Financial Statements.  Except as set forth in
Section 5.27 of the IHI Disclosure Schedule, since January 1, 1999, IHI has timely filed all reports, registration statements and other filings, together with any amendments required to be made with respect thereto, that it has been required to file with the SEC under the Securities Act and the Exchange Act. All reports, registration statements and other filings (including all notes, exhibits and schedules thereto and documents incorporated by reference therein) filed by IHI with the SEC since January 1, 1999 through the date of this Agreement, together with any amendments thereto, are sometimes collectively referred to as the "IHI SEC Filings." As of the respective dates of their filing with the SEC, the IHI SEC Filings complied in all material respects with the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the SEC thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE 6.

                                   COVENANTS

     Section 6.1  Legal Requirements.  Subject to the conditions set forth in
Section 7 and to the other terms and provisions of this Agreement, each of the parties to this Agreement agrees to take, or cause to be taken, all reasonable actions necessary to comply promptly with all legal requirements applicable to it with respect to the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them. Without limiting the preceding sentence, each of IHI, T-3 and the Fund agrees to take all reasonable actions necessary to obtain, and cooperate with each other in obtaining, any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private party, required to be obtained or made by it or the taking of any action contemplated by this Agreement. In addition IHI hereby agrees and covenants to take all commercially reasonable actions necessary to maintain its listing of

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the IHI Common Stock on The Nasdaq National Market, and, if requested by IHI,
T-3 hereby agrees and covenants to reasonably cooperate and participate in such effort.

     Section 6.2  Stockholder Approvals.

     (a) As soon as practicable following the date of this Agreement, IHI shall convene a meeting of its shareholders (the "IHI Meeting") for the purposes of:
(i) approving this Agreement, including the plan of merger for the Merger, and
(ii) approving the Reincorporation of the Surviving Corporation, including the plan of merger for the Reincorporation. Subject to the terms and conditions of
Section 6.13, the Board of Directors of IHI shall (i) recommend at the IHI Meeting that the shareholders of IHI adopt and approve all such matters; (ii) use its reasonable efforts to solicit from the shareholders of IHI proxies in favor of such adoption and approval; and (iii) take all other actions reasonably necessary to secure a vote of its shareholders in favor of adoption and approval of all such other matters.

     (b) As soon as practicable after the date of this Agreement, T-3 shall submit this Agreement for approval by the T-3 Stockholders at a special meeting of stockholders. Subject to the terms and conditions of Section 6.13 hereof, the Board of Directors of T-3 shall recommend that the T-3 Stockholders approve the adoption of this Agreement and take all other actions reasonably necessary to secure a vote of the T-3 Stockholders in favor of adoption of this Agreement.

     (c) In connection with the stockholder approvals provided for herein, each party agrees to cooperate with the other and take all actions reasonably necessary or appropriate to obtain such approvals.

     Section 6.3 Joint Proxy Statement/Prospectus. As promptly as reasonably practicable after the date hereof, IHI will prepare and file with the SEC in accordance with the Securities Act and Exchange Act, a combined joint proxy statement (the "Joint Proxy Statement/Prospectus") and registration statement on Form S-4 (the "Registration Statement"), relating to approval and adoption of this Agreement and the transactions contemplated hereby by the stockholders of IHI and T-3. The parties will take such actions as may be reasonably required to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to cause the shares of IHI Common Stock issuable in connection with the Merger to be registered or to obtain an exemption from registration under applicable state "blue sky" or securities laws; provided, however, that no party shall be required to register or qualify as a foreign corporation or to take other action which would subject it to general service of process in any jurisdiction where it will not be, following the Merger, so subject. Each of the parties hereto shall furnish all information concerning itself which is required or customary for inclusion in the Registration Statement or the Joint Proxy Statement/Prospectus. As soon as reasonably practicable after the Registration Statement has been declared effective by the SEC, IHI and T-3 shall promptly mail to each of the respective stockholders in IHI and T-3 the Joint Proxy Statement/Prospectus.

     Section 6.4  Registration of Certain T-3 Control Person Shares.

     (a) IHI agrees that promptly following the Effective Date (but in no event later than 45 days after the Effective Time), it will file with the SEC on a shelf registration statement pursuant to Rule 415 of the Securities Act (the "Shelf Registration Statement") covering the resale by each of the former stockholders of T-3 (the "Affiliate Stockholders") who was a director or executive officer of T-3 or beneficial owner of 10% or more of the outstanding T-3 Common Stock immediately prior to the Merger of all the shares of IHI Common Stock received by them in the Merger (the "Stock"), and will use its best efforts to cause the same to be declared effective promptly by the SEC; provided, no such obligation to file shall exist in the event IHI is not eligible to file such a Shelf Registration Statement. IHI agrees to maintain such Shelf Registration Statement in effect for the maximum period allowable under the regulations promulgated by the SEC, and in any event to maintain the same (or, to the extent necessary, successive registration statements) through at least December 31, 2006. In any offering pursuant to this Section, IHI will use its best efforts to effect any such registration and use its best efforts to effect such qualification and compliance as may be required and as would permit or facilitate the resale of such Stock, including, without limitation, registration under the Securities Act, appropriate qualifications under

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

applicable blue-sky or other state securities laws, and appropriate compliance with any other governmental requirements.

     (b) Unless otherwise agreed between IHI and any Affiliate Stockholder, the Shelf Registration Statement will cover resales of Stock in the open market by the Affiliate Stockholders (and donees, pledgees, transferees or other successors-in-interest selling Stock received after the effective date of the Shelf Registration Statement from an Affiliate Stockholder as a gift, pledge, partnership distribution or other non-sale related transfer). In no event shall the plan of distribution of Stock include the use of a contractual underwriter, nor shall IHI have any obligation to enter into an underwriting agreement with any investment banking firm participating as a broker in the execution of any such resales. IHI agrees that it will furnish to each Affiliate Stockholder such number of prospectuses, prospectus supplements, or other documents incident to any registration, qualification or compliance referred to herein as the Affiliate Stockholder from time to time may reasonably request.

     (c) All expenses (except for commissions and any legal fees for Affiliate Stockholder's counsel) of any registrations of Stock effected pursuant to this Agreement (including, but not limited to, the expenses of any qualifications under the blue-sky or other state securities laws and compliance with governmental requirements of preparing and filing any post-effective amendments or prospectus supplements required for the lawful distribution of the Stock to the public in connection with such registration) will be paid by IHI.

     (d) In connection with the preparation and filing of any registration statement under the Securities Act pursuant to this Agreement, IHI will give each Affiliate Stockholder (and any single counsel designated by all Affiliate Stockholders), the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the SEC, and each amendment thereof or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business of IHI with its officers and the independent public accountants who have certified its financial statements as shall be necessary to conduct a reasonable investigation within the meaning of the Securities Act.

     (e) The registration rights provided by this Section 6.4 are for the benefit solely of the Affiliate Stockholders, are personal in nature, and shall not be available to any subsequent holder of Stock (other than donees, pledgees, transferees or other successors-in-interest selling stock received after the effective date of the Shelf Registration Statement from an Affiliate Stockholder as a gift, pledge, partnership distribution or other non-sale related transfer).

     (f) Notwithstanding anything to the contrary contained in this Section 6.4, the Surviving Corporation shall be permitted, with the prior written consent of the holders of not less than 50% of the total number of shares of Stock, to suspend the period of sale or distribution of the Stock at any time when the Surviving Corporation reasonably believes that the sale or distribution thereof would adversely affect a pending or proposed public offering of securities of the Surviving Corporation, an acquisition, merger, recapitalization, consolidation, reorganization or similar transaction relating to the Surviving Corporation or negotiations, discussions or pending proposals with respect thereto or require premature disclosure of information not otherwise required to be disclosed to the potential detriment of the Surviving Corporation.

     (g) IHI agrees to indemnify and hold harmless each Affiliate Stockholder and each person, if any, who controls an Affiliate Stockholder, against any and all claims, demands, losses, costs, expenses, obligations, liabilities, joint or several, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees (collectively, "Claims"), to which such Affiliate Stockholder may become subject under the Securities Act or otherwise, insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Shelf Registration Statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and IHI will reimburse such Affiliate Stockholder and each such controlling person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Claim (or action or proceeding in
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

respect thereof); provided that IHI shall not be liable in any such case to the extent that any such Claim (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Shelf Registration Statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement, in reliance upon and in conformity with written information furnished to IHI through an instrument duly executed by such Affiliate Stockholder specifically stating that it is for use in the preparation thereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any Affiliate Stockholder or any such controlling person and shall survive any transfer of Stock by a Affiliate Stockholder.

     (h) Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a Claim referred to in this
Section 6.4, such indemnified party will, if a claim in respect thereof is to be made against IHI, give written notice to IHI, of the commencement of such action, provided that the failure of any indemnified party to give notice as provided herein shall not relieve IHI of its obligations under this Section 6.4, except and only to the extent that IHI is actually prejudiced by such failure to give notice. In case any such action is brought against IHI, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such Claim, IHI shall be entitled to participate in and to assume the defense thereof with counsel reasonably satisfactory to such indemnified party, and after notice from IHI to such indemnified party of its election so to assume the defense thereof, IHI shall not be liable to such indemnified party for any legal expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation. IHI shall not, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such Claim.

     (i) For as long as any of the Affiliate Stockholders shall continue to hold any Stock, IHI will undertake, on a reasonable commercial basis, to timely file all annual, quarterly and other reports required to be filed by it under Section 13 or 15(d) of the Exchange Act, and the regulations of the SEC thereunder. In the event of any proposed sale of Stock by any of the Affiliate Stockholders pursuant to Rule 144 under the Securities Act, IHI shall cooperate with such Affiliate Stockholder so as to enable such sales to be made in accordance with applicable laws, rules and regulations, the requirements of IHI's transfer agents, and the reasonable requirements of any broker through which the sales are proposed to be executed. Without limiting the generality of the foregoing, IHI shall, upon request, furnish with respect to each such sale (i) a written statement certifying that IHI has filed all reports required to be filed by it under the Exchange Act for a period of at least one year preceding the date of the proposed sale, and, in addition, has filed the most recent annual report required to be filed by it thereunder; (ii) an opinion of IHI's counsel regarding such matters as IHI's transfer agents or such Affiliate Stockholder's broker may reasonably desire to confirm; and (iii) upon surrender of a certificate or certificates for the same or a greater number of shares of Stock, unlegended certificates representing Stock in such numbers and denominations as such Affiliate Stockholder shall reasonably require for delivery pursuant to such resales.

     (j) The provisions of this Section 6.4 are for the benefit of the Affiliate Stockholders and IHI, and no other person shall acquire or have any rights under or by virtue of this Agreement except as set forth in Paragraph 6.4(e). As express third-party beneficiaries of this Section 6.4, any Affiliate Stockholder may independently enforce the provisions hereof against IHI.

     (k) To insure compliance with Rule 145 of the rules and regulations promulgated by the SEC and the Securities Act, each of T-3's directors, executive officers and beneficial owners of 5% or more of T-3's Common Stock has concurrently signed and delivered to IHI the T-3 affiliate agreements in the form attached as Exhibit C.

     Section 6.5  Equity Investments in T-3.

     (a) Between the date hereof and the Closing Date, in addition to the T-3 Common Stock issuable upon conversion of indebtedness held by the Fund as described in Section 3.1 of the T-3 Disclosure
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

Schedules, the parties agree that the Fund shall acquire additional shares of T-3 Common Stock at a per share price of $140.01 per share (the "Equity Investment"). The Equity Investment shall be equal to $9,600,000, minus (a) the amount by which the Net Proceeds from the IHI Dispositions exceeds $39,400,000 and (b) the SJMB Conversion Amount (the "Investment Amount"); provided, if an amount above the Investment Amount is required in order for the T-3 Stockholders together to hold at least 55% of the fully diluted capital stock of the Surviving Corporation immediately after consummation of the Merger, then the T-3 Stockholders shall be entitled, and the parties acknowledge that all T-3 Stockholders, in their discretion, may acquire, in whole or in part, additional shares of T-3 Common Stock before the Closing Date on the same basis as set forth in the first sentence of this Section 6.5. The aggregate number of additional shares of T-3 Common Stock which may be acquired by the T-3 Stockholders under the proviso of the immediately preceding sentence shall equal that number of shares such that if all T-3 Stockholders fully exercised their purchase rights under this Section 6.5(a), such T-3 Stockholders would together own 55% of the fully diluted capital stock of the Surviving Corporation.

     (b) In addition, the Fund may acquire additional shares of T-3 Common Stock at a price per share of $140.01 (the "Discretionary Equity Investment") as set forth in this Section 6.5(b). The Discretionary Equity Investment shall be equal to the amount by which the Net Proceeds from the IHI Dispositions is less than $39,400,000 (the "Deficient IHI Proceeds"); provided, however, if after giving effect to such investment, if any, IHI is unable to obtain the Financing set forth in Section 6.6(a), the Fund may, with the consent of IHI (which consent shall not be unreasonably withheld), acquire additional shares of T-3 Common Stock at a price per share of $140.01 in an amount necessary to enable IHI to obtain such Financing, but in no event shall the aggregate Discretionary Equity Investment under this Section 6.5(b) exceed $10,000,000 plus the Deficient IHI Proceeds.

     (c) Prior to completing the Equity Investment and the Discretionary Equity Investment, T-3 and the Fund shall notify IHI of the terms and conditions of the proposed investments, and T-3 shall not complete such transaction unless its terms and conditions are reasonably satisfactory to IHI.

     Section 6.6  Financing.

     (a) Prior to the Closing, IHI shall use its commercially reasonable efforts to obtain a new credit facility, which shall be in a form reasonably satisfactory to T-3 and the Fund, containing usual and customary covenants, and on terms that are mutually agreed upon by IHI and T-3, in a principal amount (the "Financing") that will produce proceeds sufficient to repay or refinance the indebtedness referred to in Section 6.7 hereof, including, without limitation, the IHI Senior Secured Credit Facility, the EnSerCo Loan and T-3's senior credit facility.

     (b) T-3 agrees to provide, and will cause their respective officers, employees and advisors to provide, all reasonable cooperation in connection with the arrangement of Financing, including (i) providing prompt assistance in the preparation of any offering or information memorandum and other offering materials for the Financing, (ii) providing all information reasonably deemed necessary by any syndication agent to complete the Financing, (iii) assisting the providers of the Financing in connection with their confirmation of the accuracy and completeness of the materials and information referenced in clauses
(i) and (ii) above, and (iii) causing T-3's senior management to participate in meetings and conference calls with potential participants in the Financing at such times and places as any syndication agent for the Financing may reasonably request.

     (c) Notwithstanding any other term or provision hereof, in the event IHI is unable to obtain the Financing prior to the Closing Date, the Fund agrees to provide a bridge loan at Closing in an amount sufficient to repay or refinance the indebtedness referred to in Section 6.7 hereof. The bridge financing will be on terms substantially similar to those available in the credit markets generally for similar financings, but in any event will be on terms no less favorable. Such bridge financing, if required, must be on terms reasonably satisfactory to IHI, T-3 and the Fund.

     Section 6.7 Repayment of Certain Indebtedness. At Closing, IHI shall repay in full by wire transfer of immediately available funds the outstanding indebtedness balance under the IHI Senior Secured Credit

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Facility and all amounts owed to EnSerCo, LLC under the Loan Agreement dated
June 30, 1998 (the "EnSerCo Loan"). T-3 and the Fund acknowledge that in connection with the consent of EnSerCo, LLC to the transactions, IHI has paid EnSerCo, LLC the fees set forth in Section 6.7 of the IHI Disclosure Schedule. Subject to IHI's obtaining the Financing pursuant to Section 6.6(a) or the bridge financing by the Fund pursuant to Section 6.6(c) at or prior to Closing, IHI shall also repay at Closing all other outstanding indebtedness (together with any applicable premium) of IHI specified in Section 6.7 of the IHI Disclosure Schedules, together with all accrued and unpaid interest thereon, with the proceeds of such financings.

     Section 6.8  Hart-Scott-Rodino.

     (a) T-3, the Fund and IHI shall cooperate in good faith and take all actions reasonably necessary or appropriate to file, and expeditiously and diligently prosecute to a favorable conclusion, the HSR Forms required, if any, to be filed by each of them in connection herewith with the Federal Trade Commission and the Department of Justice pursuant to the HSR Act.

     (b) T-3, the Fund and IHI agree that from the date of this Agreement through the Effective Time, neither party nor any of its subsidiaries or Affiliates shall enter into any transaction with a third party or take any other action that would have the effect of impeding the ability to obtain HSR Act clearance, if required, for the transactions contemplated by this Agreement.

     Section 6.9 Access to Properties and Records. Until the Closing Date, each of IHI and T-3 shall, and shall cause each of its Subsidiaries to, allow the other party and its authorized representatives full access, during normal business hours and on reasonable notice, to all of its properties, offices, vehicles, equipment, inventory and other assets, documents, files, books and records, in order to allow the other party a full opportunity to make such investigation and inspection as the other party desires of its business and assets. Each of IHI and T-3 shall, and shall cause each of its Subsidiaries to,
(a) use its reasonable best efforts to cause its employees, counsel and independent certified public accountants to be available upon reasonable notice to answer questions of the other party's representatives concerning its business and affairs and (b) use its reasonable best efforts to cause them to make available all relevant books and records in connection with such inspection and examination, including without limitation work papers for all audits and reviews of its financial statements.

     Section 6.10 Consultation and Reporting. During the period from the date of this Agreement to the Closing Date, each of T-3 and IHI will, subject to any applicable legal or contractual restrictions, confer on a regular and frequent basis with the other to report material operational matters and to report on the general status of ongoing operations. Each of T-3 and IHI will notify the other of any unexpected emergency or other change in the normal course of its business or in the operation of its properties and of any governmental complaints, investigations, adjudicatory proceedings or hearings (or communications indicating that the same may be contemplated) and will keep the other fully informed of such events and permit its representatives prompt access to all materials prepared by or on behalf of such party or served on them, in connection therewith.

     Section 6.11 Conduct of Business By Both Parties Prior to the Closing Date. During the period from the date of this Agreement to Closing Date, T-3 and IHI shall each use its reasonable best efforts to preserve the goodwill of suppliers, customers and others having business relations with it and its Subsidiaries and to do nothing knowingly to impair its ability to keep and preserve its business as it exists on the date of this Agreement. Without limiting the generality of the foregoing, except as otherwise specifically provided in this Agreement or as set forth in Section 6.11 of the IHI Disclosure Schedule, during the period from the date of this Agreement to the Closing Date neither IHI (and IHI shall cause its Subsidiaries not to) nor T-3 shall (and T-3 shall cause its Subsidiaries not to), without the prior written consent of the other:

          (a) declare, set aside, increase or pay any dividend (including any stock dividends), or declare or make any distribution on, or directly or indirectly combine, redeem, reclassify, purchase, or otherwise acquire, any shares of its capital stock;

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          (b) amend its certificate or articles of incorporation or by-laws, or adopt or amend any resolution or agreement concerning indemnification of its directors, officers, employees or agents;

          (c) commit any act which act would cause any representation or warranty contained in this Agreement to become untrue in any material respect, as if each such representation and warranty were continuously made from and after the date hereof;

          (d) violate any Applicable Law that would have a Material Adverse Effect on such party;

          (e) fail to maintain its books, accounts and records in the usual manner on a basis consistent with that previously employed in all material respects;

          (f) fail to pay, or to make adequate provision in all material respects for the payment of, all Taxes, interest payments and penalties due and payable (for all periods up to the Closing Date) to any city, parish, state, the United States, foreign or any other taxing authority, except those being contested in good faith by appropriate proceedings and for which sufficient reserves have been established, or make any elections with respect to Taxes;

          (g) make any material change in the conduct of its businesses and operations or enter into any transaction other than in the ordinary course of business consistent with past practices;

          (h) except for the Equity Investment, the Discretionary Equity Investment, the extension of options to purchase IHI common stock held by employees of A&B Bolt, and the acceleration of options to purchase IHI common stock upon a change of control as provided in the IHI's existing stock option plan, issue any additional shares of capital stock or equity securities or grant any option, warrant or right to acquire any capital stock or equity securities; issue any security convertible into or exchangeable for its capital stock; alter any material term of any of its outstanding securities or make any change in its outstanding shares of capital stock or other ownership interests or its capitalization, whether by reason of exchange or readjustment of shares, stock dividend or otherwise; provided, however, that IHI may issue shares of IHI Common Stock pursuant to the obligations set forth in Section 5.2 of the IHI Disclosure Schedules, and T-3 may issue shares of T-3 Common Stock pursuant to obligations set forth in Section 4.2 of the T-3 Disclosure Schedules;

          (i) except for the Financing and as otherwise provided herein, incur, assume or guarantee any indebtedness for borrowed money or any other obligation of any other Person, issue any notes, bonds, debentures or other corporate debt securities or grant any option, warrant or right to purchase any thereof other than for working capital under an existing line of credit and to fund capital expenditures disclosed in such party's Disclosure Schedules;

          (j) make any sale, assignment, transfer, abandonment or other conveyance of any of its material assets or any part thereof, except for the IHI Dispositions and transactions pursuant to existing contracts set forth in such party's Disclosure Schedules and dispositions of worn-out or obsolete equipment for fair or reasonable value in the ordinary course of business consistent with past practices;

          (k) subject any of its assets or properties to a Lien other than a Permitted Lien;

          (l) make or commit to make capital expenditures that in the aggregate are in excess of $150,000 except as described in the capital budget set forth in Section 6.11 of either party's Disclosure Schedules;

          (m) except as described in Section 6.12 of either party's Disclosure Schedules, otherwise provided herein, make any loan, advance or capital contribution to or investment in, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its Affiliates other than in the ordinary course of business and for fair value;

          (n) make any change in any method of accounting or accounting principle, method, estimate or practice except for any such change required by reason of a concurrent change required by generally accepted accounting principles;
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          (o) enter into or modify any employee benefit plans any employment, change in control, severance or similar agreement or arrangement with any director, officer or employee, or grant any increase in the rate of wages, salaries, bonuses or other compensation or benefits of any director, officer or employee other than increases in wages, salaries, bonuses, compensation or benefits (i) required by contracts, agreements, policies or collective bargaining agreements set forth in Sections 4.16 and 4.21 of the T-3 Disclosure Schedules with respect to T-3, and Sections 5.16 and 5.21 of the IHI Disclosure Schedules with respect to IHI, or (ii) to employees below the management level made in the ordinary course of business;

          (p) enter into any new line of business;

          (q) make any Tax election that is inconsistent with any corresponding election made on a prior Return or settle or compromise any Tax liability for an amount in excess of the liability therefor that is reflected on the T-3 Financial Statements or the IHI Financial Statements, as the case may be; or

          (r) authorize any of, or agree or commit to do any of, the foregoing actions.

     Section 6.12 Public Statements. Prior to the Closing Date, none of the parties to this Agreement shall (and each party shall use its reasonable best efforts so that none of its advisors, officers, directors or employees shall) except with the prior consent of the other parties, which consent shall not be unreasonably withheld, publicize, announce or describe to any third person (except their respective advisors and employees) the execution or terms of this Agreement, the parties hereto or the transactions contemplated hereby, except that IHI may make such disclosures and announcements as may be necessary or advisable under applicable securities laws after giving reasonable prior notice, if practicable, to T-3 of any such disclosure or announcement and allowing T-3 to comment on the same.

     Section 6.13  No Solicitation.

     (a) None of IHI and its Subsidiaries, or T-3 and its Subsidiaries will (nor will they permit any of their respective Affiliates, officers, directors, representatives, or agents to), prior to the earlier of the Closing Date or the termination of this Agreement pursuant to Section 8.1, directly or indirectly,
(i) solicit, initiate or encourage the submission of any proposal for a Sale Transaction, (ii) enter into any agreement with respect to any Sale Transaction or give any approval with respect to any Sale Transaction, or (iii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Sale Transaction or any proposal for a Sale Transaction. Notwithstanding the preceding sentence, if at any time the Board of Directors of IHI or T-3 determines in good faith, (i) based on the advice of outside counsel, that it is advisable to do so in order to comply with its fiduciary duties to its stockholders under Applicable Law and (ii) after consultation with its financial advisors, that the Sales Transaction, if completed, would result in a transaction superior to the transaction contemplated by this Agreement, taking into account, among other things, the long term interests of IHI or T-3, as applicable, and their stockholders (a "Superior Proposal"), IHI or T-3 (and their respective officers, directors, representatives or agents) may in response to a written proposal for a Sale Transaction not solicited on or after the date hereof, subject to compliance with Section 6.13(c), (A) furnish information with respect to itself or a Subsidiary pursuant to a customary confidentiality agreement to any Person making such proposal, and (B) participate in negotiations regarding such proposal. Without limiting the foregoing, it is understood that any violations of the restrictions set forth in this Section 6.13(a) by any of a party's officers, directors, representatives, agents, Affiliates or Subsidiaries, whether or not such Person is purporting to act on behalf of such party or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Section 6.13(a) by such party.

     (b) Neither of the Boards of Directors of IHI or T-3 shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the approval (including, without limitation, the Board of Directors' resolution providing for such approval) of this Agreement or the transactions contemplated hereby or (ii) approve or recommend, or propose to approve or recommend, any Sale Transaction, except in the event the Board of Directors of a party determines in good faith,
(x) based on the advice of outside

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counsel, that it is advisable to do so in order to comply with its fiduciary duties to its stockholders under Applicable Law and (y) after consultation with its financial advisors, that the Sale Transaction is a Superior Proposal, and then only at or after the termination of this Agreement pursuant to Section 8.1(f) or 8.1(g).

     (c) In addition to the obligations set forth in subsections (a) and (b) of this Section 6.13, each party promptly shall advise the others orally and in writing of any request for information or of any proposed Sale Transaction or any inquiry with respect to or which could reasonably be expected to lead to any proposed Sale Transaction, the identity of the Person making any such request, proposed Sale Transaction or inquiry and the terms and conditions thereof. Each party will keep the others fully informed of the status and details (including amendments or proposed amendments) of any such request, proposed Sale Transaction or inquiry, and each party shall keep confidential such information provided to it by another party pursuant to this Section 6.13(c), subject to any judicial or other legal order, directions or obligations to disclose such information.

     (d) Nothing contained in this Section 6.13 shall prohibit IHI from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act.

     Section 6.14 Update Information. After the date hereof, each party hereto will promptly disclose to the other any event or occurrence which causes, or with notice or the passage of time would cause, its representations and warranties to be incomplete or no longer correct; provided, however, that except as contemplated by Section 6.5, relative to Section 3.1 of the T-3 Disclosure Schedules, none of such disclosures will be deemed to modify, amend, or supplement the representations and warranties of such party, unless the other party consents to such modification, amendment, or supplement in writing. Each party shall promptly advise the other party orally and in writing of any change or event having or which insofar as reasonably can be foreseen would have, a Material Adverse Effect on the party providing such notification.

     Section 6.15 Maintenance of Policies. IHI and T-3 shall maintain the coverage under the IHI Policies and the T-3 Policies respectively, in full force and effect until the Closing Date.

     Section 6.16  Director's and Officer's Indemnification and Insurance.

     (a) For four years after the Effective Time, IHI shall indemnify and hold harmless the present and former officers and directors of T-3 and IHI in respect of acts or omissions prior to the Effective Time to the fullest extent provided under T-3's Certificate of Incorporation and IHI's articles of incorporation, as applicable, in effect on the date hereof and pursuant to any agreements set forth in Section 4.21 of the Disclosure Schedule and Section 5.21 of the IHI Disclosure Schedule; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

     (b) The Surviving Corporation shall pay the insurance premiums required for any extension of T-3's and IHI's officers' and directors' liability insurance policies that are in force at the date hereof following the Closing Date for a "discovery" period elected under such insurance policy covering the officers and directors of T-3 (the "Extended Coverage Policy") for a period of four years or shall provide substantially similar coverage for the same period under IHI's directors' and officers' insurance policy for all directors and officers of T-3 and IHI.

     Section 6.17 Nasdaq Filing. IHI shall timely file with Nasdaq the notice of issuance of the Merger Shares as required pursuant to NASD Rule 4310(c)(17), and in connection therewith, remit the fee specified in NASD Rule 4510(b)(2).

     Section 6.18 IHI Employee Benefits. As soon as practicable after the Effective Time, employees of the Surviving Corporation and its Subsidiaries shall be entitled to participate in all employee benefit plans of the Surviving Corporation, which shall be the employee benefit plans maintained by T-3 as of the Effective Time, including without limitation, the T-3 401(k) plan, in respect of their service after the Effective Time to the same extent that employees of T-3 or IHI who are employed in comparable positions are entitled to participate. To the extent permitted under Applicable Law as determined by legal

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counsel for the Surviving Corporation, the 401(k) plan maintained by IHI as of the Effective Time shall be merged into the 401(k) plan maintained by T-3, with the T-3 401(k) plan being the surviving plan. IHI and T-3 further agree that any such employees shall be credited for their service with IHI, T-3 and their Subsidiaries, as the case may be, for purposes of eligibility, benefit entitlement and vesting in the employee benefit plans provided by the Surviving Corporation, but not for purposes of any executive compensation plan or program. No benefits of any employee under the Surviving Corporation's medical benefit plan shall be subject to any exclusions for any pre-existing conditions (to the extent such exclusions did not apply under to such employee under IHI's, T-3's or their Subsidiaries' existing medical benefit plan, as applicable), and credit shall be received for any deductibles or out-of-pocket amounts previously paid during the year. Nothing herein shall be construed to limit in any way the right of the Surviving Corporation to amend or terminate any employee benefit plan or other benefit program at any time in its discretion.

     Section 6.19  Agreements with Respect to IHI Dispositions.

     (a) Promptly after the date hereof, IHI shall continue marketing efforts with respect to the IHI Dispositions of those businesses described in Schedule
6.19 of the IHI Disclosure Schedules. IHI will engage one or more investment banking firms to assist in the sales process, with respect to the IHI Dispositions. IHI agrees to consult with T-3 regarding its selection of such investment banking firms.

     (b) The parties agree that definitive agreements (the "Disposition Agreements") with bona fide third party purchasers (which may include any current or former directors and officers of IHI) that are financially capable of completing such transactions must be entered into between IHI and/or its Affiliates not later than the effective date of the Joint Proxy
Statement/Prospectus.

     (c) The Disposition Agreements may take the form of a merger, sale of stock or sale of assets or such other form as may be reasonably acceptable to T-3 and IHI. No Disposition Agreement shall be entered into without the written consent of T-3, which consent shall not be unreasonably withheld. IHI agrees to keep T-3 informed regarding the status of all negotiations relating to the IHI Dispositions and allow T-3 to participate (with such legal or other advisors as it deems appropriate), at its expense, in discussions and negotiations with the proposed purchasers. Notwithstanding the foregoing, IHI shall remain solely responsible for the IHI Dispositions, and T-3 shall have no authority to negotiate such transactions or enter into any agreements on IHI's behalf.

     (d) T-3 shall have no obligation to consent to the IHI Dispositions if the aggregate Net Proceeds therefrom is proposed to be less than $32,500,000. Each IHI Disposition shall include the assumption by the purchaser of all liabilities of each company sold pursuant to the IHI Dispositions, exclusive of borrowed money indebtedness or capitalized leases; all Net Proceeds shall be used (i) first to repay any capitalized leases that are owed by the entity being sold, or borrowed money indebtedness secured by the assets of the entity being sold in the order of priority of their secured position and (ii) second to repay a portion of IHI's Senior Secured Credit Facility satisfactory to IHI senior secured lenders.

     (e) The "Net Proceeds" from the IHI Dispositions shall be determined as follows:

          (i) If the IHI Disposition results from the Sale of Stock, the amount of cash consideration received by IHI or its Subsidiaries from such sale, less all expenses incurred or estimated to be incurred by IHI or its Subsidiaries in connection with the Sale of Stock, including all Taxes resulting therefrom, fees of counsel, accountants and other consultants, fees of any investment banking firm acting as financial advisor to IHI or its Subsidiaries, and any brokerage or finder's fee payable in connection with the Sale of Stock.

          (ii) If the IHI Disposition results from the Sale of Assets, the cash consideration paid to IHI or its Subsidiaries for the assets sold by it in the Sale of Assets (exclusive of any IHI or Subsidiary liabilities assumed by the purchaser of such assets), less all expenses incurred or estimated to be incurred by IHI or its Subsidiaries in connection with the Sale of Assets, including all Taxes resulting therefrom, fees of counsel, accountants and other consultants, fees of any investment banking firm

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     acting as financial advisor to IHI or its Subsidiaries, and any brokerage or finder's fee payable in connection with the Sale of Assets.

     Section 6.20 Resignations. All of the directors of IHI shall provide IHI with written resignations with respect to their director positions at IHI to be effective immediately prior to the Effective Time.

                                   ARTICLE 7.

                               CLOSING CONDITIONS

     Section 7.1 Conditions Applicable to all Parties. The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or, where permissible, waiver by such party of the following conditions at or prior to the Closing Date:

          (a) Other than the Agreed TRO, no statute, rule, regulation, executive order, decree, preliminary or permanent injunction or restraining order shall have been enacted, entered, promulgated or enforced by any court of competent jurisdiction or other Governmental Entity which prohibits or restricts the consummation of the transactions contemplated by this Agreement, and no Proceeding shall have been commenced and be pending which seeks to prohibit or restrict the consummation of the transactions contemplated by this Agreement.

          (b) The IHI Stockholders shall have met and approved this Agreement, including the plan of merger for the Merger.

          (c) The T-3 Stockholders shall have approved this Agreement.

          (d) The waiting period applicable to the consummation of the Merger under the HSR Act, if any, shall have expired or been terminated.

          (e) All consents and approvals of third parties necessary for consummation of the transactions contemplated by this Agreement shall have been obtained.

          (f) The IHI Dispositions shall have been completed.

     Section 7.2 Conditions to Obligations of IHI. The obligations of IHI to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions unless waived by IHI:

          (a) Each of the representations and warranties of T-3 set forth in this Agreement, without regard to qualifications for materiality or Material Adverse Effect, shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct in all material respects as of such earlier date) as though made on and as of the Closing Date. T-3 and the Fund shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

          (b) IHI shall have received an opinion of Porter & Hedges, L.L.P., counsel for T-3, substantially in the form attached hereto as Exhibit D.

          (c) Eligible holders of shares of not more than 2.5% of the outstanding T-3 Common Stock shall have delivered a written demand for appraisal of such shares in the manner provided in the DGCL.

          (d) IHI shall have received a favorable opinion from Raymond James for inclusion in the Joint Proxy Statement/Prospectus as to the fairness, from a financial point of view, to the IHI Stockholders of the consideration paid to the T-3 Stockholders, which opinion shall not have been withdrawn at the Effective Date.

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     Section 7.3  Conditions to Obligations of T-3.  The obligations of T-3 to consummate the transactions contemplated by this Agreement are subject to the satisfaction for the following conditions, unless waived by T-3:

          (a) Each of the representations and warranties of IHI set forth in this Agreement, without regard to qualifications or materiality or Material Adverse Effect, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except to the extent any such representation or warranty expressly speaks of an earlier date, which representations and warranties shall be true and correct in all material respects as of such earlier date) as though made on and as of the Closing Date. IHI shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date.

          (b) T-3 shall have received the legal opinions of LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel for IHI, set forth in Exhibit E hereto in a form reasonably acceptable to T-3.

          (c) T-3 shall have received an opinion from Porter & Hedges, L.L.P., counsel for T-3, to the effect that (i) the merger of T-3 into IHI as provided in this Agreement will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and T-3 and IHI will be parties to the reorganization; and (ii) no gain or loss will be recognized as a consequence of the Merger to any T-3 Stockholder who exchanges all of their T-3 Common Stock for IHI Common Stock, except to the extent of any cash received in lieu of fractional share interests.

          (d) IHI or its Subsidiaries shall have entered in employment agreements in a form reasonable satisfactory to T-3 with the persons listed in Section 7.3 of the T-3 Disclosure Schedules.

          (e) Each member of the board of directors of IHI shall have resigned effective immediately preceding the Effective Time.

          (f) All agreements among the IHI Stockholders regarding the election of directors and/or the voting of shares of IHI Common Stock shall have been terminated.

     Section 7.4 Additional Closing Condition. No Merger shall occur, unless all principal, interest, fees and other amounts due under the IHI Senior Secured Credit Facility and the EnSerCo Loan shall be paid in full. IHI and T-3 agree that as of March 31, 2001, the principal amount due under the EnSerCo Loan is $15 million, the interest due and payable under the EnSerCo Loan is $3,473,753.42, and that interest continues to accrue under the EnSerCo Loan at the rate of 18% per annum (as calculated under the terms of the EnSerCo Loan).

                                   ARTICLE 8.

                           TERMINATION AND AMENDMENT

     Section 8.1 Termination. This Agreement may be terminated and abandoned at any time prior to the Closing Date:

          (a) by mutual consent of IHI and T-3;

          (b) by IHI, if there shall have been a breach of any representation, warranty, covenant or agreement on the part of T-3 such that the condition set forth in Section 7.2(a) would not be satisfied and such breach shall not have been cured prior to the earlier of (i) 30 days following notice of such breach and (ii) December 31, 2001; provided, however, the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to IHI if it, at such time is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the condition set forth in Section 7.3 (a) would not be satisfied;

          (c) by T-3, if there shall have been a breach of any representation, warranty, covenant or agreement on the part of IHI such that the condition set forth in Section 7.3(a) would not be satisfied and such breach shall not have been cured prior to the earlier of (i) 30 days following notice

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

     of such breach and (ii) December 31, 2001; provided, however, the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to T-3 if it, at such time is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the condition set forth in Section 7.2(a) would not be satisfied;

          (d) by either IHI on the one hand, or T-3 on the other hand, if any injunction other than the Agreed TRO or other order of a court or other competent Governmental Entity preventing the transactions contemplated by this agreement shall be pending;

          (e) by either IHI on the one hand, or T-3 on the other hand, if the transactions contemplated by this Agreement shall not have been consummated on or before December 31, 2001; provided, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any party whose breach of its representations and warranties in this Agreement or whose failure to perform any of its covenants and agreements under this Agreement has resulted in the failure of the transactions contemplated by this agreement to occur on or before such date;

          (f) by IHI, if (i) the Board of Directors of T-3 withdraws, modifies or changes its recommendation of this Agreement or the Merger or shall have resolved to do any of the foregoing or the Board of Directors of T-3 shall have recommended to the stockholders of T-3 any proposed Sale Transaction or resolved to do so; (ii) a tender offer or exchange offer for 30% or more of the outstanding shares of T-3 Common Stock is commenced and the Board of Directors of T-3, within 10 Business Days after such tender offer or exchange offer is so commenced, either fails to recommend against acceptance of such tender or exchange offer by its stockholders or takes no position with respect to the acceptance of such tender or exchange offer by its stockholders; or (iii) except as contemplated by this Agreement, any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the regulations promulgated thereunder), shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, 30% or more of the then outstanding shares of T-3 Common Stock;

          (g) by T-3 if (i) the Board of Directors of IHI withdraws, modifies or changes its recommendation of this Agreement or the Merger or shall have resolved to do any of the foregoing or the Board of Directors of IHI shall have recommended to the stockholders of IHI any proposed Sale Transaction or resolved to do so; (ii) a tender offer or exchange offer for 30% or more of the outstanding shares of IHI Common Stock is commenced and the Board of Directors of IHI, within 10 Business Days after such tender offer or exchange offer is so commenced, either fails to recommend against acceptance of such tender or exchange offer by its stockholders or takes no position with respect to the acceptance or such tender or exchange offer by its stockholders; or (iii) as contemplated by this Agreement, any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the regulations promulgated thereunder), shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, 30% or more of the then outstanding shares of IHI Common Stock;

          (h) by either IHI on the one hand, or T-3 on the other hand, if

             (i) T-3 accepts a proposed Sale Transaction, which shall have been approved by T-3's Board of Directors in accordance with Section 6.13(b);

             (ii) IHI accepts a proposed Sale Transaction, which shall have been approved by IHI's Board of Directors in accordance with Section 6.13(b);

             (iii) if the required approval of the stockholders of IHI of this Agreement is not received at the IHI Meeting; or

             (iv) if the required approval of the T-3 stockholders of this Agreement is not obtained.

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

     Section 8.2  Effect of Termination.

          (a) Except as provided in this Section 8.2, in the event of a termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void, the representations and warranties shall not survive, and there shall be no further liability or obligation under any provisions hereof on the part of the parties hereto or their respective officers, directors or stockholders.

          (b) To the extent that a termination of this Agreement pursuant to
     Section 8.1(b) or (c) results from a willful breach of any of a party's representations, warranties, covenants or agreements set forth in this Agreement, the injured party shall have a right to recover its damages caused thereby, provided, however, that such injured party, shall not be entitled to consequential or punitive damages.

          (c) In the event of a termination of this Agreement pursuant to Sections 8.1(b), 8.1(f) or 8.1(h)(iv), then T-3 shall pay to IHI a termination fee equal to $850,000 within two days of the first to occur of any such event.

          (d) In the event of a termination of this Agreement pursuant to Sections 8.1(c), 8.1(g) or 8.1(h)(iii), then IHI shall pay to T-3 a termination fee equal to $850,000 within two days of the first to occur of any such event.

          (e) In the event of a termination of this Agreement pursuant to
     Section 8.1(h)(i) or (ii) hereof, then the party who has accepted a proposed Sale Transaction shall pay to the other immediately a termination fee equal to $850,000.

          (f) Notwithstanding the foregoing, any termination fee that becomes payable by T-3 pursuant to this Section shall be paid to EnSerCo, LLC on behalf of IHI to reduce the principal and interest on the EnSerCo Loan.

                                   ARTICLE 9.

                                 MISCELLANEOUS

     Section 9.1 Notices. Any notice or other communication required or permitted hereunder shall be in writing or by telex, telephone or facsimile transmission with subsequent written confirmation, and may be personally served or sent by United States mail and shall be deemed to have been given upon receipt by the party notified. For purposes hereof, the addresses of the parties hereto (until notice of a change thereof is delivered as provided in this Section 9.1) shall be as set forth opposite each party's name on the signature page hereof.

     Section 9.2 Non-Survival of Representations and Warranties. The representations and warranties of the parties shall not survive the Closing.

     Section 9.3 Headings; Gender. When a reference is made in this Agreement to a section, exhibit or schedule, such reference shall be to a section, exhibit or schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All personal pronouns used in this Agreement shall include the other genders, whether used in the masculine, feminine or neuter gender, and the singular shall include the plural and vice versa, whenever and as often as may be appropriate.

     Section 9.4 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the documents, exhibits and instruments referred to herein) and the Confidentially Agreement between IHI and T-3 dated January 11, 2001 (a) constitute the entire agreement and supersedes all prior agreements, and understandings and communications, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Sections 6.4 and 6.16 hereof, are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     Section 9.5 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable principles of conflicts of law.

     Section 9.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.

     Section 9.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by reason of any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible, and in any case such term or provision shall be deemed amended to the extent necessary to make it no longer invalid, illegal or unenforceable.

     Section 9.8 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same document.

     Section 9.9 Amendment. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

     Section 9.10 Extension; Waiver. At any time prior to the Closing Date, the parties hereto may, in their respective sole discretion and to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant thereto; and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed by or on behalf of such party.

     Section 9.11 Expenses. Except as provided in Section 8.2, whether or not the transactions contemplated herein are consummated, payment for all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be made by the party incurring such costs and expenses.

     Section 9.12 Joint Drafting. This Agreement and its Exhibits and Appendices have been jointly drafted by the parties hereto and their respective counsel. Neither this Agreement nor any of its Exhibits and Appendices shall be construed against any party thereto based on its authorship.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed themselves or by their respective duly authorized officers as of the date first written above.

Address:                                                  INDUSTRIAL HOLDINGS, INC.
7135 Ardmore                                              By:
Houston, Texas 77054
Attn: Robert Cone                                         --------------------------------------------------------
Fax: (713) 749-9642                                           Robert Cone
                                                              President

Address:                                                  T-3 ENERGY SERVICES, INC.
600 Travis, Suite 6050                                    By:
Houston, Texas 77002
Attn: Michael L. Stansberry                               --------------------------------------------------------
Fax: (713) 224-6430                                           Michael. L. Stansberry
                                                              President and CEO

Address:                                                  FIRST RESERVE FUND VIII,
                                                          LIMITED PARTNERSHIP
600 Travis, Suite 6000
Houston, Texas 77002                                      By: First Reserve GP VIII, L.P., its General Partner
Attn: Ben A. Guill
Fax: 713-224-0771                                         By: First Reserve Corporation, its General Partner
                                                          By:
                                                          --------------------------------------------------------
                                                              Joseph R. Edwards
                                                              Vice President

                                                                        ANNEX II

April 26, 2001

Board of Directors
Industrial Holdings, Inc.
7135 Ardmore
Houston, TX 77054

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of the outstanding common stock, par value $0.01 (the "Common Stock") of Industrial Holdings, Inc. (the "Company") of the consideration to be received by such holders in connection with proposed merger of T-3 Energy Services, Inc. ("T-3") with the Company (the "Merger") pursuant and subject to the draft of the Agreement and Plan of Merger between the Company and T-3 dated April 20, 2001 (the "Agreement").

     In connection with our review of the proposed Merger and the preparation of our opinion herein, we have, among other things:

          1. reviewed the financial terms and conditions as stated in the Agreement;

          2. reviewed the Company's Annual Reports filed on Form 10-K for each of the three years ended December 31, 1998, 1999 and 2000 and the audited financial statements of the Company included therein;

          3. reviewed the Company's Notice of Annual Meetings of Stockholders dated August 15, 2000;

          4. reviewed unaudited projected financial statements for the Company prepared by management of the Company for the years ended December 31, 2001 through December 31, 2005;

          5. reviewed other Company financial and operating information requested from and/or provided by the Company;

          6. reviewed certain other publicly available information on the Company;

          7. discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry;

          8. reviewed audited financial statements of T-3 for the year ended December 31, 2000;

          9. reviewed unaudited projected financial statements for T-3 prepared by management of T-3 and First Reserve Corp. for the years ended December 2001 through 2005; and

          10. reviewed other T-3 financial and operating information requested from and/or provided by T-3.

     We have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, T-3, First Reserve Corp. or any other party, and we have undertaken no duty or responsibility to verify independently such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

Board of Directors
Industrial Holdings, Inc.
April 26, 2001
Page  2

     Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of April 26, 2001, and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

     We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Merger. We did not structure the Merger or negotiate the final terms of the Merger. This letter does not express any opinion as to the likely trading range of the Company's stock following the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of the Company at that time. Our opinion is limited to the fairness, from a financial point of view, of the Merger, under the terms set forth in the Agreement to the Shareholders. We express no opinion with respect to any other reasons, legal, business, or, otherwise, that may support the decision of the Board of Directors to approve or consummate the Merger.

     In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and T-3 and certain other publicly held companies in businesses we believe to be comparable to the Company and T-3; (ii) the current and projected financial position and results of operations of the Company and T-3; (iii) the historical market prices and trading activity of the Common Stock of the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; and (v) the general condition of the securities markets. In arriving at this opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

     Raymond James & Associates, Inc. ("Raymond James") is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James will receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

     In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Merger and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to the Shareholders or to any other party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld. We have consented to the inclusion of this letter in the proxy statement to be filed by the Company with the Securities and Exchange Commission.

Board of Directors
Industrial Holdings, Inc.
April 26, 2001
Page  3

     Based upon and subject to the foregoing, it is our opinion that, as of April 26, 2001, the consideration to be received by the Shareholders of the Company pursuant to the Merger, as set forth in the Agreement, is fair, from a financial point of view, to the holders of the Company's outstanding Common Stock.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

                                   ANNEX III

             FORM OF AMENDED AND RESTATED ARTICLES OF INCORPORATION
                            OF THE COMBINED COMPANY

                                      III-1

                              AMENDED AND RESTATED
                           ARTICLES OF INCORPORATION
                                       OF
                           INDUSTRIAL HOLDINGS, INC.

                                   ARTICLE I

     The name of the corporation is T-3 Energy Services, Inc. (the
"Corporation").

                                   ARTICLE II

     The Corporation shall have perpetual existence.

                                  ARTICLE III

     The purpose of the Corporation is to engage in any lawful act or activities for which a corporation may be organized under the Texas Business Corporation Act.

                                   ARTICLE IV

     The Corporation shall have the authority to issue an aggregate of 100,000,000 shares, consisting of 25,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock") and 75,000,000 shares of Common Stock, par value $.01 per share ("Common Stock").

     The following is a statement of the voting powers, designations, preferences, and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, of the classes of stock of the Corporation and of the authority with respect thereto expressly vested in the Board of Directors of the Corporation.

A. PREFERRED STOCK

     (a) The Preferred Stock may be issued from time to time in one or more series and in such amounts as may be determined by the Board of Directors. The voting powers, designations, preferences and relative, participating, optional or other special rights, if any, or the qualifications, limitations or restrictions thereof, if any, of the Preferred Stock of each series shall be such as are fixed by the Board of Directors, authority so to do being hereby expressly granted, and as are stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the issue of such series of Preferred Stock (herein called "Directors' Resolution"). The Directors' Resolution as to any series shall (i) designate the series, (ii) fix the dividend rate, if any, of such series, the payment dates for dividends on shares of such series and the date or dates, or the method of determining the date or dates, if any, from which dividends on shares of such series shall be cumulative, (iii) fix the amount or amounts payable on shares of such series upon voluntary or involuntary liquidation, dissolution or winding up and (iv) state the price or prices or rate or rates, and adjustments, if any, at which, the time or times, and the terms and conditions on which, the shares of such series may be redeemed at the option of the Corporation; and such Directors' Resolution may (i) limit the number of shares of such series that may be issued,
(ii) provide for a sinking fund for the purchase or redemption of shares of such series and determine the terms and conditions governing the operations of any such fund, (iii) grant voting rights to the holders of shares of such series,
(iv) impose conditions or restrictions upon the creation of indebtedness of the Corporation or upon the issuance of additional Preferred Stock or other capital stock ranking on a parity therewith, or prior thereto, with respect to dividends or distribution of assets upon liquidation, (v) impose conditions or restrictions upon the payment of dividends upon, or the making of other distributions to, or the acquisition of, shares ranking junior to the Preferred Stock or to any series thereof with respect to dividends or distributions of assets upon liquidation, (vi) state the price or prices or the rate or rates of exchange and other terms, conditions and adjustments upon which shares of any such series may be made convertible into, or exchangeable for shares of any other class or classes or of any other series of Preferred Stock or any other
                                      III-2
class or classes of stock and (vii) grant such other special rights and impose such qualifications, limitations or restrictions thereon as shall be fixed by the Board of Directors.

     (b) Preferred Stock redeemed, purchased or retired by the Corporation assumes the status of authorized but unissued Preferred Stock and may thereafter, subject to the provisions of any Directors' Resolution providing for the issue of any particular series of Preferred Stock, be reissued in the same manner as authorized but unissued Preferred Stock.

B. COMMON STOCK

     (a) The Common Stock is junior to the Preferred Stock and is subject to all the powers, rights, privileges, preferences and priorities of the Preferred Stock as herein set forth and as may be stated in any Directors' Resolution or Resolutions.

     (b) Subject to all rights of the Preferred Stock, dividends may be paid on the Common Stock as and when declared by the Board of Directors of the Corporation out of any funds of the Corporation legally available for the payment thereof.

     (c) After payment shall have been made in full to the holders of the Preferred Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, the remaining assets and funds of the Corporation shall be distributed to the holders of Common Stock according to their respective shares.

     (d) Except as otherwise provided by law and subject to the voting rights conferred on the Preferred Stock or any series thereof by any Directors' Resolution, the holders of shares of Common Stock shall possess exclusive voting rights for the election of directors and for all other purposes, each holder of Common Stock on the date fixed for determining the shareholders entitled to vote being entitled to one vote for each share of Common Stock held of record by such holder.

                                   ARTICLE V

     No shareholder shall be entitled as a matter of right to subscribe for, purchase or receive additional unissued or treasury shares of any class of the Corporation, whether now or later authorized, or any bonds, debentures, warrants, options or other securities convertible into or entitling the holder to purchase shares. Such additional shares, bonds, debentures, warrants, options or other securities convertible into or entitling the holder to purchase shares may be issued or disposed of as the Board of Directors in its absolute discretion deems advisable.

                                   ARTICLE VI

     At each election for directors of the Corporation, every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, only the number of shares owned by him for as many persons as there are directors to be elected, and no shareholder shall have the right or be permitted to cumulate his votes on any basis, any and all rights of cumulative voting being hereby expressly denied.

                                  ARTICLE VII

     The Board of Directors is expressly and exclusively authorized to adopt, amend or repeal the Bylaws, or adopt new bylaws, without any action on the part of the shareholders, and the shareholders of the Corporation may not adopt, amend or repeal the Bylaws, or adopt new bylaws.

                                  ARTICLE VIII

     The address of the registered office of the Corporation is 600 Travis, Suite 6050, Houston, Texas 77002 and the name of its registered agent at such office is Michael L. Stansberry.

                                      III-3

                                   ARTICLE IX

A. BOARD OF DIRECTORS

     The current Board of Directors consists of eight members. The names and addresses of the persons who serve as directors of the Corporation until the next annual meeting of shareholders, or until his successor is elected and qualified, are as follows:

NAME                                             ADDRESS
----                                             -------
Robert E. Cone...................
Donald P. Carlin.................
Steven W. Krablin................
Joseph R. Edwards................
James M. Tidwell.................
Ben A. Guill.....................
Michael L. Stansberry............

B. NUMBER, ELECTION AND TERMS OF DIRECTORS

     (a) The number of directors which shall constitute the whole Board of Directors shall be fixed from time to time by a majority of the directors then in office and shall be divided into three classes: Class I, Class II and Class III; provided, however, that from and after the first date as of which the Corporation has a class or series of capital stock registered under the Exchange Act, the number of directors which shall constitute the whole Board of Directors shall be not less than three. Each director shall serve for a term ending on the third annual meeting following the annual meeting at which such director was elected; provided, however, that the directors first elected to Class I shall serve for a term expiring at the annual meeting next following the end of the calendar year 2002, the directors first elected to Class II shall serve for a term expiring at the annual meeting next following the end of the calendar year 2003, and the directors first elected to Class III shall serve for a term expiring at the annual meeting next following the end of the calendar year 2004. Each director shall hold office until the annual meeting at which such director's term expires and, the foregoing notwithstanding, shall serve until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal.

     (b) At such annual election, the directors chosen to succeed those whose terms then expire shall be of the same class as the directors they succeed, unless, by reason of any intervening changes in the authorized number of directors, the Board of Directors shall have designated one or more directorships whose terms then expires as directorships of another class in order to more nearly achieve equality of number of directors among the classes.

     (c) In the event of any changes in the authorized number of directors, each director then continuing to serve shall nevertheless continue as a director of the class of which he is a member until the expiration of his current term, or his prior death, resignation or removal. The Board of Directors shall specify the class to which a newly created directorship shall be allocated.

     (d) Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

     (e) No director of the Corporation shall be removed from office as a director by vote or other action of the stockholders or otherwise except for cause, and then only by the affirmative vote of the holders of at least two-thirds of the voting power of all outstanding shares of capital stock of the Corporation generally entitled to vote in the election of directors, voting together as a single class. Except as may otherwise be provided by law, cause of removal of a director shall be deemed to exist only if: (i) the director whose removal is proposed has been convicted, or where a director is granted immunity to testify where another has been convicted, of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (ii) such director has been found by the affirmative vote of a majority of the entire Board of Directors at any regular or special meeting of the Board of Directors called for that

                                      III-4
purpose or by a court of competent jurisdiction to have been grossly negligent or guilty of misconduct in the performance of his duties to the Corporation in a matter of substantial importance to the Corporation; or (iii) such director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his ability as a director of the Corporation.

     (f) Subject to any requirements of law to the contrary, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

                                   ARTICLE X

     The corporation will not commence business until it has received for the issuance of its shares consideration of a value of at least ONE THOUSAND AND NO/100 DOLLARS ($1,000.00) consisting of money, labor done or property actually received.

                                   ARTICLE XI

     No director of the Corporation shall be liable to the Corporation or to its shareholders for monetary damages for an act or omission in the director's capacity as a director, provided, however, that this Article shall not eliminate or limit the liability of a director to the extent the director is found liable for:

          (i) a breach of the director's duty of loyalty to the Corporation or its shareholders;

          (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation or an act or omission that involves intentional misconduct or a knowing violation of the law;

          (iii) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or

          (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute.

     If the Texas Miscellaneous Corporation Laws Act or any other applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by such laws, as so amended. No amendment to or repeal of this Article will apply to, or have any effect on, the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of the director occurring prior to such amendment or repeal.

                                  ARTICLE XII

     Special meetings of the shareholders may be called only by the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President, the Board of Directors by the written order of a majority of the entire Board of Directors or by the holders of at least fifty percent of all the shares entitled to vote at the proposed special meeting.

                                      III-5

                                  ARTICLE XIII

     If, with respect to any action to be taken by the shareholders of the Corporation, any provisions of the Texas Business Corporation Act would, but for this Article 13, require the vote or concurrence of the holders of shares having more than a majority of the votes entitled to be voted thereon, or of any class or series thereof, the vote or concurrence of the holders of shares having only a majority of the votes entitled to be cast thereon, or of any class or series thereof, shall be required with respect to any such action.

                                  ARTICLE XIV

     Any action required by the Texas Business Corporation Act, as amended, to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares bearing not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the actions were present and voted.

                                      III-6

                                    ANNEX IV

          FORM OF AMENDED AND RESTATED BYLAWS OF THE COMBINED COMPANY

                              AMENDED AND RESTATED
                                     BYLAWS
                                       OF
                           T-3 ENERGY SERVICES, INC.

                                   ARTICLE 1

                                    OFFICES

     Section 1.1 Principal Office. The principal office of T-3 Energy Services, Inc. (the "Company") will be in Houston, Texas. The Board of Directors of the Company (the "Board of Directors") may elect to relocate the principal office of the Company from time to time as it shall deem necessary and proper.

     Section 1.2 Other Offices. The Company may also have offices at such other places as the Board of Directors may from time to time determine or the business of the Company may require.

                                   ARTICLE 2

                            MEETINGS OF SHAREHOLDERS

     Section 2.1 Place of Meetings. All meetings of the shareholders shall be held at such place as may be determined by the Board of Directors or, if such determination is not made by the Board of Directors, at the principal executive office of the Company. The place at which a meeting of shareholders will be held shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

     Section 2.2 Annual Meetings. An annual meeting of shareholders shall be held for the election of directors at such date, time and place as may be designated by resolution of the Board of Directors from time to time.

     Section 2.3  Business at Annual Meetings.

     (a) Only such business shall be conducted as shall have been properly brought before the annual meeting of shareholders. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting given by or at the direction of the Board of Directors, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or
(iii) otherwise properly brought before the meeting by a shareholder of the Company entitled to vote at the annual meeting.

     (b) For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company, no less than 60 days nor more than 120 days prior to the anniversary date of the mailing to shareholders of the notice of meeting for the immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is changed by more than 30 days from the anniversary date of the immediately preceding annual meeting, notice by the shareholder to be timely must be delivered to or mailed and received at the principal executive offices of the Company not later than the close of business on the 10th day following the earlier of the date on which a written statement setting forth the date of such meeting was mailed to shareholders or the date on which it is first disclosed to the public. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting:
(i) a brief description of the business desired to be brought before the annual meeting, (ii) the name and address, as they appear on the Company's books, of the shareholder proposing such proposal, (iii) the class and number of shares of the Company that are beneficially owned by the shareholder, and (iv) any material interest of the shareholder in such business. In addition, if the shareholder's ownership of shares of the Company, as set forth in the notice, is solely beneficial, documentary evidence of such ownership must accompany the notice.

     Section 2.4 Notice of Shareholder's Meeting. Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the date of the meeting, either

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personally or by mail, by or at the direction of the president, the secretary, or the officer or person calling the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the share transfer records of the Company, with postage thereon prepaid.

     Section 2.5 Special Meeting. Except as otherwise required by law or the Articles of Incorporation, special meetings of the shareholders may be called only by the Chairman of the Board of Directors (the "Chairman of the Board"), the Vice Chairman of the Board of Directors (the "Vice Chairman of the Board"), the Chief Executive Officer, the President, the Board of Directors by the written order of a majority of the entire Board of Directors.

     Section 2.6 Business at Special Meeting. Business transacted at all special meetings shall be confined to the purpose or purposes stated in the notice to shareholders of the special meeting.

     Section 2.7 Presiding Officer and Conduct of Meetings. The Chairman of the Board, if there is one, or in his absence, the Vice Chairman of the Board, if there is one, or in his absence, the Chief Executive Officer, if there is one, or in his absence, the President shall preside at all meetings of the shareholders or, if such officers are not present at a meeting, by such other person as the Board of Directors shall designate or if no such person is designated by the Board of Directors, the most senior officer of the Company present at the meeting. The Secretary of the Company, if present, shall act as secretary of each meeting of shareholders; if he is not present at a meeting, then such person as may be designated by the presiding officer shall act as secretary of the meeting. Meetings of shareholders shall follow reasonable and fair procedure. Subject to the foregoing, the conduct of any meeting of shareholders and the determination of procedure and rules shall be within the absolute discretion of the officer presiding at such meeting (such person being referred to as the "Chairman of the Meeting"), and there shall be no appeal from any ruling of the Chairman of the Meeting with respect to procedure or rules. Accordingly, in any meeting of shareholders or part thereof, the Chairman of the Meeting shall have the sole power to determine appropriate rules or to dispense with theretofore prevailing rules. Without limiting the foregoing, the following rules shall apply:

          (a) If disorder should arise which prevents continuation of the legitimate business of meeting, the Chairman of the Meeting may announce the adjournment of the meeting and, upon so doing, the meeting shall be immediately adjourned.

          (b) The Chairman of the Meeting may require that anyone not a bona fide shareholder or proxy leave the meeting.

          (c) A resolution or motion proposed by a shareholder shall only be considered for vote of the shareholders if it meets the criteria of Section
     2.3 or Section 2.6, as the case may be.

          (d) The order of business at all meetings of shareholders and whether such business was properly brought before the meeting of shareholders shall be determined by the Chairman of the Meeting.

          (e) The Chairman of the Meeting may impose any reasonable limits with respect to participation in the meeting by shareholders, including, but not limited to, limits on the amount of time taken up by the remarks or questions of any shareholder, limits on the number of questions per shareholder and limits as to the subject matter and timing of questions and remarks by shareholders.

          (f) Before any meeting of shareholders, the Board of Directors may appoint one or more persons other than nominees for director to act as inspectors of election at the meeting or its adjournment. If no inspectors of election are so appointed, the Chairman of the Meeting may, and on the request of any shareholder or a shareholder's proxy shall, appoint inspectors of election at the meeting of the shareholders and the number of such inspectors shall be three. If any person appointed as inspector fails to appear or fails or refuses to act, the Chairman of the Meeting may appoint a person to fill such vacancy.

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

          (g) The duties of the inspectors of election shall be to: (i) determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity and effect of proxies and ballots; (ii) receive votes or ballots; (iii) hear and determine all challenges and questions in any way arising in connection with the vote; (iv) count and tabulate all votes; (v) report to the Board of Directors the results based on the information assembled by the inspectors; and (vi) do any other acts that may be proper to conduct the election or vote with fairness to all shareholders. Notwithstanding the foregoing, the final certification of the results of the election or other matter acted upon at a meeting of shareholders shall be made by the Board of Directors.

     Section 2.8 Voting List. The officer or agent having charge of the share transfer records for shares of the Company shall make, at least 10 days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of 10 days prior to such meeting, shall be kept on file at the registered office or principal place of business of the Company and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share transfer records shall be prima-facie evidence as to who are the shareholders entitled to examine such list or transfer records or to vote at any meeting of shareholders.

     Section 2.9 Quorum. The holders of at least one-half of the shares entitled to vote thereat, represented in person or by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by law, the Articles of Incorporation or these Bylaws. If, however, such quorum is not present or represented at any meeting of the shareholders, the shareholders entitled to vote thereat, represented in person or by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At any such adjourned meeting at which a quorum is represented, any business may be transacted which might have been transacted at the meeting as originally notified.

     Section 2.10  Voting.

     (a) Unless otherwise provided by law, the Articles of Incorporation or these Bylaws, each shareholder will have one vote for each share of stock having voting power, registered in his name on the books of the Company. When a quorum is present at any meeting, the vote of the holders of a majority of the shares having voting power represented in person or by proxy and voted for or against or expressly abstained on any question will decide such question brought before such meeting, unless the question is one upon which, by express provision of law, the Articles of Incorporation or these Bylaws, a different vote is required, in which case such express provision will govern and control the decision of such question. In one such case, the Articles of Incorporation provide that if, with respect to any action to be taken by the shareholders of the Company, any provisions of the Texas Business Corporation Act (the "TBCA"), would require the vote or concurrence of the holders of shares having more than a majority of the votes entitled to be voted thereon, or of any class or series thereof, the vote or concurrence of the holders of shares having only a majority of the votes entitled to be cast thereon, or of any class or series thereof, shall be required with respect to such action.

     (b) In the case of a matter submitted for a vote of the shareholders as to which a shareholder approval requirement is applicable under (i) the shareholder approval policy of any stock exchange or quotation system on which the capital stock of the Company is traded or quoted, (ii) the requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (iii) any provisions of the Internal Revenue Code, in each case for which no higher voting requirement is specified by the TBCA, the Articles of Incorporation or these Bylaws, the vote required for approval shall be the requisite vote specified in such (i) shareholder approval policy, (ii) the Exchange Act or (iii) Internal Revenue Code provision, as the case may be (or the highest such requirement if more than one is applicable).

                                       IV-4
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     Section 2.11  Proxies.  At any meeting of the shareholders, every shareholder having the right to vote shall be entitled to vote either in person or by proxy executed in writing by such shareholder. No proxy shall be valid after 11 months from the date of its execution unless otherwise provided in the proxy. Each proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest.

                                   ARTICLE 3

                               BOARD OF DIRECTORS

     Section 3.1 Powers. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of the Board of Directors. The Board of Directors may exercise all such powers of the Company and do all such lawful acts and things as are not by law, by the Articles of Incorporation or these Bylaws directed or required to be exercised or done by the shareholders.

     Section 3.2 Number of Directors. The Board of Directors shall consist of not less than three (3) nor more than fifteen (15) members, such number to be determined from time to time by resolution of the Board of Directors; provided, however, that no decrease in the number of directors shall have the effect of shortening the term of any incumbent director. None of the directors need be shareholders of the Company or residents of the State of Texas.

     Section 3.3  Nomination of Directors.

     (a) Only persons who are nominated in accordance with the procedures set forth in these Bylaws shall be eligible to serve as directors. Nominations of persons for election to the Board of Directors of the Company may be made at a meeting of shareholders (i) by or at the direction of the Board of Directors,
(ii) by or at the direction of a committee of the Board of Directors to which the Board of Directors has delegated the authority to make such nominations, or
(iii) by any shareholder of the Company who is a shareholder of record at the time of giving of notice provided for in this Section 3.3, who shall be entitled to vote for the election of directors at the meeting and who complies with the notice procedures set forth in this Section 3.3

     (b) Nominations by shareholders shall be made pursuant to timely notice in writing to the Secretary of the Company. In the case of an annual meeting, to be timely, a shareholder's nomination notice shall be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 120 days prior to the anniversary date of the mailing to shareholders of the notice of meeting for the immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is changed by more than 30 days from the anniversary date of the immediately preceding annual meeting, notice by the shareholder to be timely must be delivered to or mailed and received at the principal executive offices of the Company no later than the close of business on the 10th day following the earlier of the date on which a written statement setting forth the date of such meeting was mailed to shareholders or the date on which it is first disclosed to the public. In the case of a special meeting at which directors are to be elected, to be timely, a shareholder's nomination notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 50 days nor more than 120 days prior to the date of such meeting.

     (c) A shareholder's nomination notice for any meeting shall set forth:

          (i) as to each person whom the shareholder proposes to nominate for election or reelection as a director, (a) the name, age, business address and residence address of the proposed nominee, (b) the principal occupation or employment of the proposed nominee, (c) the class and number of shares of capital stock of the Company which are beneficially owned by the proposed nominee, (d) a description of all arrangements or understandings between the shareholder and each proposed nominee and any other person (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder including any plans or proposals pertaining to the

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

     Company, its business or management, (e) all other information relating to such proposed nominee that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act, and (f) the written consent of the proposed nominee to serve as a director of the Company if so elected;

          (ii) as to the shareholder giving the notice (a) the name and address, as they appear on the Company's books, of such shareholder, (b) a representation that the shareholder is a holder of record of shares of the Company's capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the proposed nominee or nominees specified in the notice and (c) the class and number of shares of the Company which are beneficially owned by such shareholder and also which are owned of record by such shareholder; and

          (iii) as to the beneficial owner, if any, on whose behalf the nomination is made, (a) the name and address of such person and (b) the class and number of shares of the Company which are beneficially owned by such person.

     (d) The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company.

     (e) No person shall be eligible to serve as a director of the Company unless nominated in accordance with the procedures set forth in this Section
3.3. The Chairman of the Meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by this Section 3.3 and he shall so declare to the meeting, and the defective nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 3.3, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 3.3.

     Section 3.4 Election and Term. No shareholder shall have the right to cumulative voting in the election of directors, but each share shall be entitled to one vote in the election of such director. In the case of a contested election for any directorship, the candidate for such position receiving a plurality of the votes cast in such election shall be elected to such position. Each director elected shall hold office for the term for which he is elected and until his successor is elected and qualified or until his earlier death, resignation, disqualification or removal from office.

     Section 3.5 Vacancies. If any vacancy occurs in the Board of Directors caused by death, resignation, retirement, disqualification, or removal from office of any director, or otherwise, or if any new directorship is created by an increase in the authorized number of directors, a majority of the directors then in office, though less than a quorum, or a sole remaining director, may choose a successor or fill the newly created directorship; and a director so chosen shall hold office until his term expires and until his successor shall be duly elected and shall qualify, unless sooner displaced. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more classes or series of preferred stock of the Company or any other class or series of stock of the Company other than the common stock, which may at some time be outstanding, shall have the right, voting separately as a class or classes, to elect one or more directors of the Company, the provisions of this Section 3.5 shall not apply with respect to the director or directors elected by such holders of preferred stock or other stock.

     Section 3.6  Resignation; Removal.

     (a) Any director may resign at any time. Unless otherwise prescribed by law or the Articles of Incorporation, a director may be removed from office only for cause and then only by the affirmative vote of the holders of at least 66 per cent of the voting power of all outstanding shares of capital stock of the Company generally entitled to vote in the election of directors, voting together as a single class. Except as may otherwise be provided by law, cause of removal of a director shall be deemed to exist only if: (i) the director whose removal is proposed has been convicted, or where a director is granted immunity to testify where another has been convicted, of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (ii) such director has been found by the affirmative vote of a majority of the entire Board of Directors at any regular or special meeting of the Board of Directors called for that purpose or by a court of competent jurisdiction to have been grossly negligent or guilty of willful misconduct in the performance of his duties to the Company in a matter of substantial importance to the Company which is materially detrimental to the Company; or (iii) such director has been adjudicated by a court of competent jurisdiction to be mentally incompetent.

     (b) Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more classes or series of preferred stock of the Company or any other class or series of stock of the Company other than the common stock, which may at some time be outstanding, shall have the right, voting separately as a class or classes, to elect one or more directors of the Company, the provisions of this Section 3.6 shall not apply with respect to the director or directors elected by such holders of preferred stock or other stock.

     Section 3.7 Compensation. Directors, as such, shall receive such compensation for their services and such reimbursement of expenses as shall be determined by the Board of Directors.

     Section 3.8 Duties of Director. In discharging the duties of director under the TBCA or these Bylaws or otherwise, a director, in considering the best interests of the Company, may consider the long-term as well as the short-term interests of the Company and shareholders, including the possibility that those interests may be best served by the continued independence of the Company.

                                   ARTICLE 4

                             MEETINGS OF THE BOARD

     Section 4.1 Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place either within or without the State of Texas and with such notice or without notice as is determined from time to time by the Board of Directors.

     Section 4.2 Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Vice Chairman of the Board , the Chief Executive Officer or the President on one days notice to each director, either personally or by mail or telegram. Special meetings will be called by the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer or the President in like manner and on like notice upon the written request of a majority of the Board of Directors.

     Section 4.3 Quorum and Voting. At all meetings of the Board of Directors, a majority of the directors will be necessary and sufficient to constitute a quorum for the transaction of business; and the act of a majority of the directors present at any meeting at which there is a quorum will be the act of the Board of Directors, except as may be otherwise specifically provided by law, the Articles of Incorporation or these Bylaws. If a quorum is not present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

     Section 4.4 Telephone Meetings. The Board of Directors may hold meetings in any manner permitted by law. Without limitation, at any meeting of the Board of Directors, a director may attend by telephone, radio, television, interactive media or similar means of communication by means of which all participants can hear each other which permits him to participate in the meeting, and a director so attending will be deemed present at the meeting for all purposes including the determination of whether a quorum is present.

     Section 4.5 Action by Written Consent. Any action required or permitted to be taken by the Board of Directors or any committee of the Board of Directors under applicable statutory provisions, the Articles of Incorporation, or these Bylaws, may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the members of the Board of Directors or such committee, as the case may be. Any such consent shall be filed with the minutes of the meetings of the Board of Directors or such committee, as the case may be.
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                                   ARTICLE 5

                                   COMMITTEES

     Section 5.1 Committees of Directors. The Board of Directors may establish an Executive Committee, an Audit Committee, a Compensation Committee, a Nominating Committee and such other committees as may be established by resolution of a majority of the whole Board of Directors. Each of such committees shall consist of two or more members of the Board of Directors (except as otherwise provided by these Bylaws) and shall have a chairman that is selected by the Board of Directors. If no selection of a chairman of a committee is made by the Board of Directors, selection of a chairman of committee shall be made by its members. Members of committees of the Board of Directors shall be elected annually by vote of a majority of the Board of Directors. The Chief Executive Officer shall be an ex-officio nonvoting member of each committee (except the Audit and Compensation Committees) of which he is not an official voting member. With respect to any committee (including the Audit and Compensation Committees) of which the Chief Executive Officer is not an official voting member, the Chief Executive Officer shall be given notice of all committee meetings at the same time notice is given to committee members, and the Chief Executive Officer shall be afforded the opportunity to speak at the committee meeting. Presence of a majority of the committee members (not counting any ex-officio nonvoting members) shall constitute a quorum. Committees may act by majority vote of the voting members present at a meeting. Except as otherwise provided by these Bylaws, each of such committees shall have and may exercise such of the powers of the Board of Directors in the management of the business and affairs of the Company as may be provided in these Bylaws or by resolution of the Board of Directors. Each of such committees may authorize the seal of the Company to be affixed to any document or instrument. The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent or disqualified member at any meeting of such committee. Meetings of committees may be called by the chairman of the committee by written, telegraphic or telephonic notice to all members of the committee and the Chief Executive Officer and shall be at such time and place as shall be stated in the notice of such meeting. Any member of a committee may participate in any meeting by means of conference telephone or similar communications equipment. In the absence or disqualification of a member of any committee the chairman of such committee may, if deemed advisable, appoint another member of the Board of Directors to act at the meeting in the place of the disqualified or absent member. The chairman of the committee may fix such other rules and procedures governing conduct of meetings as he shall deem appropriate.

     Section 5.2 Executive Committee. The Board of Directors, by resolution adopted by a majority of the whole Board of Directors, may designate two or more directors to constitute an Executive Committee, which committee, to the extent provided in such resolution and except as limited by these Bylaws, will have and may exercise all of the authority of the Board of Directors in the business and affairs of the Company, and may have power to authorize the seal of the Company to be affixed to all papers which may require it, except where action by the Board of Directors is specified by law. The Executive Committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required.

     Section 5.3 Audit Committee. The Audit Committee shall consist of not less than two members of the Board of Directors. The Audit Committee shall be responsible for recommending to the entire Board of Directors engagement and discharge of independent auditors of the financial statements of the Company, shall review the professional services provided by the independent auditors, shall review the independence of independent auditors, shall review with the auditors the plan and results of the auditing engagement, shall consider the range of audit and non-audit fees and shall review the adequacy of the Company's system of internal financial and accounting controls. In addition, the Audit Committee shall direct and supervise special investigations as deemed necessary by the Audit Committee.

     Section 5.4 Compensation Committee. The Compensation Committee shall consist of not less than two members of the Board of Directors. The Compensation Committee shall recommend to the Board of Directors the compensation to be paid to officers and key employees of the Company and the

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

compensation of the Board of Directors. Except as otherwise provided in any specific plan adopted by the Board of Directors, the Compensation Committee shall be responsible for administration of executive compensation plans, stock option plans and other forms of direct or indirect compensation of officers and key employees, and each member of the Compensation Committee shall have the power and authority to execute and bind the Company to such documents, agreements and instruments related to such plans and compensation as are approved by the Compensation Committee. In the alternative, the Compensation Committee may authorize any officer of the Company to execute such documents, agreements and instruments on behalf of the Company.

     Section 5.5 Nominating Committee. The Nominating Committee shall consist of not less than two members of the Board of Directors. The Nominating Committee, if one is established, shall recommend to the Board of Directors nominees for election as directors. The Nominating Committee shall consider performance of incumbent directors and shall recommend to the Board of Directors whether an incumbent director whose term expires shall be nominated for reelection.

     Section 5.6 Other Committees. The Board of Directors may similarly create other committees for such terms and with such powers and duties as the Board of Directors deems appropriate except as provided to the contrary by law, the Articles of Incorporation, or these Bylaws.

     Section 5.7 Advisory Directors. The Board of Directors may, by majority vote, appoint one or more advisory directors. Advisory directors shall serve at the Board of Directors' convenience solely to advise the Board of Directors, and shall have no formal responsibilities. No advisory director shall be entitled to vote at meetings of the Board of Directors, nor shall any advisory director be counted when determining whether there is a quorum at meetings of the Board of Directors. Advisory directors shall not be, by virtue of their position as advisory directors, agents of the Company, and they shall not have the power to bind the Company.

                                   ARTICLE 6

                                    NOTICES

     Section 6.1 Methods of Notice. Whenever any notice is required to be given to any shareholder or director under the provisions of any law, the Articles of Incorporation or these Bylaws, it will not be construed to require personal notice, but such notice may be given in writing by mail addressed to such shareholder or director at such address as appears on the books of the Company, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail with postage thereon prepaid. Notice to directors may also be given by telegram, by facsimile, by telephone or in person, and notice given by such means shall be deemed given at the time it is delivered.

     Section 6.2 Waiver of Notice. Whenever any notice is required to be given to any shareholder or director under the provisions of any law, the Articles of Incorporation or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, will be deemed equivalent to the giving of such notice. Attendance at any meeting will constitute a waiver of notice thereof except as otherwise provided by law.

                                   ARTICLE 7

                                    OFFICERS

     Section 7.1 Executive Officers. The officers of the Company shall consist of a President, Vice President, Treasurer and Secretary, each of whom shall be elected by the Board of Directors. The Board of Directors may also elect additional officers and assistant officers including, without limitation, a Chairman of the Board, a Vice Chairman of the Board, a Chief Executive Officer, additional vice presidents, including one or more senior vice presidents, and one or more assistant secretaries and assistant treasurers. Any two or more offices may be held by the same person.

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

     Section 7.2 Election and Qualification. The Board of Directors at its first meeting after each annual meeting of shareholders shall elect the President, one or more Vice Presidents, a Secretary and a Treasurer, none of whom need be a member of the Board of Directors.

     Section 7.3 Other Officers and Agents. The Board of Directors may elect or appoint such other officers, assistant officers and agents as it deems necessary, who will hold their offices for such terms and shall exercise such powers and perform such duties as determined from time to time by the Board of Directors.

     Section 7.4 Salaries. The salaries of all officers of the Company will be fixed by the Board of Directors except as otherwise directed by the Board of Directors.

     Section 7.5 Term, Removal and Vacancies. The officers of the Company will hold office until their resignation or their successors are chosen and qualify. Any officer, agent or member of the Executive Committee elected or appointed by the Board of Directors may be removed at any time by the Board of Directors with or without cause; provided, however, that such removal shall be without prejudice to the contract rights, if any, of such removed party. If any such office becomes vacant for any reason, the vacancy will be filled by the Board of Directors.

     Section 7.6 Chairman of the Board. The Chairman of the Board, if one is elected, shall preside at meetings of the Board of Directors and shareholders and shall have such other powers and duties as may from time to time be prescribed by duly adopted resolutions of the Board of Directors.

     Section 7.7 Vice Chairman of the Board. The Vice Chairman of the Board, in the absence or disability of the Chairman of the Board, shall perform the duties and exercise the powers of the Chairman of the Board and shall perform such other duties as the Board of Directors may prescribe.

     Section 7.8 Chief Executive Officer. The Chief Executive Officer, if one is elected, shall preside at meetings of the Board of Directors and shareholders if there is no Chairman of the Board or Vice Chairman of the Board. The Chief Executive Officer shall supervise and have overall executive charge of the business, properties, administration and operations of the Company with the powers of a general manager, including, without limitation, the authority to initiate and defend litigation and arbitration proceedings. The Chief Executive Officer shall see that all orders and resolutions of the Board of Directors (and committees thereof) are carried into effect. In general, he shall perform all duties as from time to time may be assigned to him by the Board of Directors. He shall from time to time make such reports of the affairs of the Company as the Board of Directors may require.

     Section 7.9 President. The President shall, subject to the Board of Directors and to the authority of the Chief Executive Officer (if one is elected), supervise and have overall executive charge of the business, properties, administration and operations of the Company with the powers of a general manager, including, without limitation, the authority to initiate and defend litigation and arbitration proceedings. The President shall see that all orders and resolutions of the Board of Directors (and committees thereof) are carried into effect. In the absence or disability of the Chief Executive Officer, the President shall perform the duties of the Chief Executive Officer. The President shall have such other powers and duties as may from time to time be prescribed by duly adopted resolution of the Board of Directors.

     Section 7.10 Vice Presidents. The Vice Presidents in the order determined by the Board of Directors will, in the absence or disability of the President, perform the duties and exercise the powers of the President, and will perform such other duties as the Board of Directors and President may prescribe.

     Section 7.11 Secretary. The Secretary will attend all meetings of the Board of Directors and all meetings of the shareholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose and will perform like duties for the standing committees when required. He will give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and will perform such other duties as may be prescribed by the Board of Directors and President. He will keep in safe custody the seal of the Company and, when authorized by the Board of

Directors, affix the same to any instrument requiring it, and when so affixed it shall be attested by his signature or by the signature of an assistant secretary.

     Section 7.12 Assistant Secretaries. The assistant secretaries in the order determined by the Board of Directors will perform, in the absence or disability of the Secretary, the duties and exercise the powers of the Secretary and will perform such other duties as the Board of Directors and President may prescribe.

     Section 7.13 Treasurer. The Treasurer will have the custody of the corporate funds and securities and will keep full and accurate accounts of receipts and disbursements in books belonging to the Company and will deposit all monies and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board of Directors. He will disburse the funds of the Company as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and will render to the Board of Directors and President, whenever they may require it, an account of all of his transactions as Treasurer and of the financial condition of the Company.

     Section 7.14 Assistant Treasurers. The Assistant Treasurers in the order determined by the Board of Directors, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and will perform such other duties as the Board of Directors and President may prescribe.

     Section 7.15 Officer's Bond. If required by the Board of Directors, any officer will give the Company a bond (to be renewed as the Board of Directors may require) in such sum and with such surety or sureties as is satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Company, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Company.

                                   ARTICLE 8

          INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS

     Section 8.1 Right to Indemnification. Subject to the limitations and conditions as provided in this Article, each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (hereinafter a "proceeding"), or any appeal in such a proceeding or any inquiry or investigation that could lead to such a proceeding, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company or while a director or officer of the Company is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise or entity shall be indemnified by the Company to the fullest extent permitted by the TBCA, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, attorneys' fees) actually incurred by such person in connection with such proceeding. The indemnification rights under this Article, including Advance Payment as provided in Section 8.2, shall arise, and all rights granted hereunder shall vest, at the time of the occurrence of the transaction or event to which such proceeding relates, or at the time that the action or conduct to which such proceeding relates was first taken or engaged in (or omitted to be taken or engaged in), regardless of when such proceeding is first threatened, commenced or completed. The indemnification rights under this Article shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder. The indemnification rights granted pursuant to this Article shall be deemed contract rights, and no amendment, modification or repeal of this Article shall have the effect of limiting or denying any such rights with respect to actions taken or proceedings arising prior to any such amendment, modification or repeal. IT IS EXPRESSLY ACKNOWLEDGED AND AGREED THAT THE INDEMNIFICATION PROVIDED IN THIS ARTICLE COULD INVOLVE INDEMNIFICATION OF AN INDEMNIFIED PARTY FOR THE INDEMNIFIED PARTY'S OWN NEGLIGENCE OR UNDER THEORIES OF STRICT LIABILITY OF THE INDEMNIFIED PARTY.

     Section 8.2 Advance Payment. The right to indemnification conferred in this Article shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a person of the type entitled to be indemnified under Section 8.1 who was, is or is threatened to be made a named defendant or respondent in a proceeding in advance of the final disposition of the proceeding and without any determination as to the person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such person in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of a written affirmation by such director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification under this Article and a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Article or otherwise.

     Section 8.3 Indemnification of Employees and Agents. The Company, by adoption of a resolution of the Board of Directors, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to directors and officers under this Article; and, the Company may indemnify and advance expenses to persons who are not or were not directors, officers, employees or agents of the Company but who are or were serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic company, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person to the same extent that it may indemnify and advance expenses to directors under this Article.

     Section 8.4 Appearance as a Witness. Notwithstanding any other provision of this Article, the Company may pay or reimburse expenses incurred by a director or officer in connection with his or her appearance as a witness or other participation in a proceeding at a time when he or she is not a named defendant or respondent in the proceeding.

     Section 8.5 Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article shall not be exclusive of any other right which a director or officer or other person indemnified pursuant to Section 8.3 of this Article may have or hereafter acquire under any law (common or statutory), provision of the Articles of Incorporation of the Company or these Bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

     Section 8.6 Insurance. The Company may purchase and maintain insurance, at its expense, to protect itself and any person who is or was serving as a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic company, partnership, joint venture, proprietorship, employee benefit plan, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under this Article.

     Section 8.7 Shareholder Notification. To the extent required by law, any indemnification of or advance of expenses to a director or officer in accordance with this Article shall be reported in writing to the shareholders with or before the notice or waiver of notice of the next shareholders' meeting or with or before the next submission to shareholders of a consent to action without a meeting and, in any case, within the 12-month period immediately following the date of the indemnification or advance.

     Section 8.8 Savings Clause. If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each director, officer or any other person indemnified pursuant to this Article as to costs, charges and expenses (including court costs and attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this Article that shall not have been invalidated and to the fullest extent permitted by applicable law.

                                   ARTICLE 9

                            SHARES AND SHAREHOLDERS

     Section 9.1 Certificates Representing Shares. The certificates representing shares of capital stock of the Company will be numbered and entered in the books of the Company as they are issued. They will exhibit the holder's name and number of shares and will be signed by (i) the Chief Executive Officer, President or Vice-President and (ii) the Secretary or an Assistant Secretary. The signature of any such officer may be facsimile if the certificate is countersigned by a transfer agent or registered by a registrar, other than the Company itself or an employee of the Company. In case any officer who has signed or whose facsimile signature has been placed upon such certificate has ceased to be such officer before such certificate is issued, it may be issued by the Company with the same effect as if he were such officer at the date of its issuance.

     Section 9.2 Transfer of Shares. Upon surrender to the Company of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it will be the duty of the Company to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Notwithstanding the foregoing, no transfer will be recognized by the Company if such transfer would violate federal or state securities laws, the Articles of Incorporation, or any shareholders' agreements which may be in effect at the time of the purported transfer. The Company may, prior to any such transfer, require a shareholder to provide (at such shareholder's expense) an opinion of counsel addressed to the Company and its stock transfer agent and registrar to the effect that any such transfer does not violate applicable securities laws requiring registration or an exemption from registration prior to any such transfer.

     Section 9.3 Fixing Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive a distribution by the Company or a share dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may provide that the share transfer records be closed for a stated period but not to exceed, in any case, sixty days. If the share transfer records are closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books must be closed for at least ten days immediately preceding such meeting. In lieu of closing the share transfer records, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date, in any case, to be not more than sixty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the share transfer records are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive a distribution or a share dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such distribution or dividend is adopted, as the case may be, will be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as herein provided, such determination will apply to any adjournment thereof except where the determination has been made through the closing of share transfer records and the stated period of closing has expired.

     Section 9.4 Registered Shareholders. The Company is entitled to recognize the exclusive right of a person registered on its books as the owner of the share to receive dividends, and to vote as such owner, and for all other purposes as such owner; and the Company is not bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it has express or other notice thereof, except as otherwise provided by the laws of Texas.

     Section 9.5 Lost Certificate. The Board of Directors may direct a new certificate or certificate to be issued in place of any certificate or certificate theretofore issued by the Company alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed, such affidavit to be satisfactory in form and substance to the Company. When authorizing such issue of a new certificate or certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificate, or his legal representatives, to advertise the same in such manner as it shall require and/or give the Company a bond in form and substance satisfactory to the Company and in such sum as the Company may direct as indemnity against any claim that may be made against the Company with respect to the certificate alleged to have been lost or destroyed.

                                   ARTICLE 10

                                    GENERAL

     Section 10.1 Dividends. The Board of Directors may from time to time declare, and the Company pay, dividends on its outstanding shares of capital stock in cash, in property, or in its own shares, except when the declaration or payment thereof would be contrary to law, the Articles of Incorporation or these Bylaws. Such dividends may be declared at any regular or special meeting of the Board of Directors, and the declaration and payment will be subject to all applicable provisions of law, the Articles of Incorporation and these Bylaws.

     Section 10.2 Reserves. Before payment of any dividend, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board of Directors may determine to be in the interest of the Company, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

     Section 10.3 Directors' Annual Statement. The Board of Directors will present at each annual meeting and when called for by vote of the shareholders at any special meeting of the shareholders, a full and clear statement of the business and condition of the Company.

     Section 10.4 Checks. All checks or demands for money and notes of the Company will be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

     Section 10.5 Corporate Records. The Company will keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its shareholders giving the names and addresses of all shareholders and the number and class of shares held by each. All other books and records of the Company may be kept at such place or places within or without the State of Texas as the Board of Directors may from time to time determine.

     Section 10.6 Seal. The corporate seal will have inscribed thereon the name of the Company. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or reproduced.

     Section 10.7 Amendment. These Bylaws may be altered, amended, or repealed, or new bylaws may be adopted, by the Board of Directors or by the holders of a majority of the shares represented at any duly held meeting of shareholders provided that notice of such proposed action shall have been contained in the notice of any such meeting; provided, however, that if the Articles of Incorporation provide that these Bylaws may be altered, amended, or repealed, or new bylaws may be adopted only by the Board of Directors, then the shareholders of the Company may not alter, amend, or repeal these Bylaws or adopt new bylaws.

     I, the undersigned Secretary of T-3 Energy Services, Inc., hereby certify that the foregoing is a true and correct copy of the Amended and Restated Bylaws of said Company, adopted by the written consent of the Board of Directors of the
Company on the      day of             , 2001.

                                            ------------------------------------
                                                                  , Secretary

                                    ANNEX V

       FORM OF CERTIFICATE OF INCORPORATION OF THE REINCORPORATED COMPANY

                          CERTIFICATE OF INCORPORATION
                                       OF
                           T-3 ENERGY SERVICES, INC.

                                   ARTICLE I

                                      NAME

     The name of the corporation is T-3 Energy Services, Inc. (the
"Corporation").

                                   ARTICLE II

                          REGISTERED OFFICE AND AGENT

     The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, New Castle County, Wilmington, Delaware 19801. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

                                   ARTICLE II

                                   EXISTENCE

     The Corporation shall have perpetual existence.

                                  ARTICLE III

                                    PURPOSE

     The purpose of the Corporation is to engage in any lawful act or activities for which corporations may be organized under the General Corporation Law of the State of Delaware (as from time to time in effect, the "DGCL").

                                   ARTICLE IV

                            AUTHORIZED CAPITAL STOCK

     The Corporation shall have the authority to issue an aggregate of 100,000,000 shares, consisting of 25,000,000 shares of Preferred Stock, par value $.001 per share ("Preferred Stock") and 75,000,000 shares of Common Stock, par value $.001 per share ("Common Stock").

     A. Issuance of Preferred Stock. Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. Subject to the provisions of this paragraph A and limitations prescribed by law, the Board of Directors is vested with the authority and is expressly authorized, prior to issuance, by adopting resolutions providing for the issuance of, or providing for a change in the number of, shares of any particular series and, if and to the extent from time to time required by the DGCL, by filing a certificate pursuant to the DGCL, to establish or change the number of shares to be included in each such series and to fix the designation and powers, preferences and rights and the qualifications and limitations thereof or restrictions thereon relating to the shares of each such series, all to the maximum extent permitted by the DGCL. The authority of the Board of Directors with respect to each series shall include, but not be limited to, the determination of the following:

          (1) the distinctive serial designation of the series and the number of shares constituting the series;

          (2) the annual dividend rate, if any, on shares of the series and the preferences, if any, over shares of any other class or another series of the same class (or of shares of any other class or of another series over such series) with respect to dividends, and whether dividends shall be cumulative and, if so, from which date or dates;

          (3) whether the shares of the series shall be redeemable and, if so, the terms and conditions of their redemption, including the date or dates upon and after which such shares shall be redeemable, and the amount per share payable in case of redemption, which may vary under different conditions and at different redemption dates;

          (4) the obligation, if any, of the Corporation to purchase or redeem shares of the series pursuant to a sinking fund or purchase fund and the terms of any such obligation;

          (5) whether shares of the series shall be convertible into, or exchangeable for, shares of stock of any other class or classes, shares of any series of the same class or any evidence of indebtedness, and, if so, the terms and conditions of conversion or exchange, including the price or prices or the rate or rates of conversion or exchange;

          (6) whether the shares of the series shall have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights, including whether such shares shall have the right to vote with the Common Stock on issues on an equal, greater or lesser basis;

          (7) the rights of the shares of the series in the event of a voluntary or involuntary liquidation, dissolution, winding up or distribution of assets of the Corporation;

          (8) whether the shares of the series shall be entitled to the benefit of conditions and restrictions upon (i) the creation of indebtedness of the Corporation or any subsidiary, (ii) the issuance of any additional stock (including additional shares of the series or of any other series) or (iii) the payment of dividends or the making of other distributions on the purchase, redemption or other acquisition by the Corporation or any subsidiary of any outstanding stock of the Corporation; and

          (9) any other relative, rights, powers, preferences, qualifications, limitations or restrictions thereof, including, but not limited to, any that may be determined in connection with the adoption of any stockholder rights plan relating to any such series.

     Except as otherwise set forth in the resolution or resolutions adopted by the Board of Directors providing for the issuance of any series of Preferred Stock, the number of shares comprising such series may be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors. The shares of Preferred Stock of any one series shall be identical with the other shares in the same series in all respects except as to the dates from and after which dividends thereon shall cumulate, if cumulative.

     B. Redeemed or Reacquired Shares of Preferred Stock. Shares of any series of any Preferred Stock that have been redeemed (whether through the operation of a sinking fund or otherwise) or purchased by the Corporation, or which, if convertible or exchangeable, have been converted into, or exchanged for, shares of stock of any other class or classes, any other series of the same class, or any evidences of indebtedness, shall have the status of authorized and unissued shares of Preferred Stock and may be reissued as a part of the series of which they were originally a part, or may be reclassified and reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of Preferred Stock, all subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issuance of any series of Preferred Stock and to any filing required by law.

     C. Common Stock. The Common Stock is junior to the Preferred Stock and is subject to all the powers, rights, privileges, preferences and priorities of the Preferred Stock as herein set forth and as may be stated in any resolutions of the Board of Directors regarding Preferred Stock. Subject to all rights of the Preferred Stock, dividends may be paid on the Common Stock as and when declared by the Board of Directors of the Corporation out of any funds of the Corporation legally available for the payment thereof. After payment shall have been made in full to the holders of the Preferred Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, the remaining assets and funds of the Corporation shall be distributed to the holders of Common Stock according to their respective shares. Except as otherwise provided by law and subject to the voting rights conferred on the Preferred Stock or any series thereof by any Directors' Resolution, the holders of shares of Common Stock shall possess exclusive voting rights for the election of directors and for all other purposes, each holder of Common Stock on the date fixed for determining the stockholders entitled to vote being entitled to one vote for each share of Common Stock held of record by such holder.

     D. Denial of Preemptive Rights. No holder of any stock of the Corporation shall be entitled as such, as a matter of right, to subscribe for or purchase any part of any new or additional issue of stock of any class of the Corporation, or of securities convertible into or exchangeable for stock of any class, whether now or hereafter authorized, or whether issued for cash or other consideration or by way of dividend.

     E. Denial of Cumulative Voting. No holder of any stock of the Corporation shall have the right of cumulative voting at any election of directors or upon any other matter.

                                   ARTICLE V

                              AMENDMENT OF BYLAWS

     The Board of Directors shall have the power to make, alter, amend and repeal the Corporation's bylaws. Any bylaws made, altered or amended by the Board of Directors under the powers conferred hereby may be further altered or amended, or repealed, by the directors or by the stockholders; provided, however, that the bylaws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted by stockholder action without the affirmative vote of at least a majority of the voting power of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

                                   ARTICLE VI

                               BOARD OF DIRECTORS

     A. Current Board of Directors. The current Board of Directors consists of eight members. The names and addresses of the persons who serve as directors of the Corporation until the next annual meeting of stockholders, or until his successor is elected and qualified, are as follows:

NAME                                             ADDRESS
----                                             -------
Robert E. Cone...................
Donald P. Carlin.................
Steven W. Krablin................
Joseph R. Edwards................
James M. Tidwell.................
Ben A. Guill.....................
Michael L. Stansberry............

     B. Number, Election and Terms of Directors.

     (1) The number of directors which shall constitute the whole Board of Directors shall be fixed from time to time by a majority of the directors then in office and shall be divided into three classes: Class I, Class II and Class III; provided, however, that from and after the first date as of which the Corporation has a class or series of capital stock registered under the Securities and Exchange Act of 1934, as amended, the number of directors which shall constitute the whole Board of Directors shall be not less than three. Each director shall serve for a term ending on the third annual meeting following the annual meeting at which such director was elected; provided, however, that the directors first elected to Class I shall serve for a term expiring at the annual meeting next following the end of the calendar year 2002, the directors first elected to Class II shall serve for a term expiring at the annual meeting next following the end of the calendar year 2003, and the directors first elected to Class III shall serve for a term expiring at the annual meeting next following the end of the calendar year 2004. Each director shall hold office until the annual meeting at which such director's term expires and, the foregoing notwithstanding, shall serve until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal.

     (2) At such annual election, the directors chosen to succeed those whose terms then expire shall be of the same class as the directors they succeed, unless, by reason of any intervening changes in the authorized number of directors, the Board of Directors shall have designated one or more directorships whose terms then expires as directorships of another class in order to more nearly achieve equality of number of directors among the classes.

     (3) In the event of any changes in the authorized number of directors, each director then continuing to serve shall nevertheless continue as a director of the class of which he is a member until the expiration of his current term, or his prior death, resignation or removal. The Board of Directors shall specify the class to which a newly created directorship shall be allocated.

     (4) Election of directors shall be by written ballot.

     (5) Subject to any requirements of law to the contrary, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

                                  ARTICLE VII

                               DIRECTOR LIABILITY

     No director of the Corporation shall be personally liable to the Corporation or to its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this Article VII shall not eliminate or limit the liability of a director:

          (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders,

          (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

          (iii) under Section 174 of the DGCL, as it may hereafter be amended from time to time, for any unlawful payment of a dividend or unlawful stock purchase or redemption, or

          (iv) for any transaction from which the director derived an improper personal benefit.

     If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. No amendment to or repeal of this Article VII will apply to, or have any effect on, the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of the director occurring prior to such amendment or repeal.

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                                  ARTICLE VIII

                                INDEMNIFICATION

     A. Mandatory Indemnification. Each person who at any time is or was a director or officer of the Corporation, and is threatened to be or is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (a "Proceeding"), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, member, employee, trustee, agent or similar functionary of another domestic or foreign corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other for-profit or non-profit enterprise, whether the basis of a Proceeding is alleged action in such person's official capacity or in another capacity while holding such office, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, or any other applicable law as may from time to time be in effect (but, in the case of any such amendment or enactment, only to the extent that such amendment or law permits the Corporation to provide broader indemnification rights than such law prior to such amendment or enactment permitted the Corporation to provide), against all expense, liability and loss (including, without limitation, court costs and attorneys' fees, judgments, fines, excise taxes or penalties, and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection with a Proceeding if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and such indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation or a director, officer, partner, venturer, proprietor, member, employee, trustee, agent or similar functionary of another domestic or foreign corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other for-profit or non-profit enterprise, and shall inure to the benefit of such person's heirs, executors and administrators. The Corporation's obligations under this paragraph A include, but are not limited to, the convening of any meeting, and the consideration of any matter thereby, required by statute in order to determine the eligibility of any person for indemnification.

     B. Prepayment of Expenses. Expenses incurred by a director or officer of the Corporation in defending a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding to the fullest extent permitted by, and only in compliance with, the DGCL or any other applicable laws as may from time to time be in effect, including, without limitation, any provision of the DGCL which requires, as a condition precedent to such expense advancement, the delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under paragraph A of this Article VIII or otherwise. Repayments of all amounts so advanced shall be upon such terms and conditions, if any, as the Corporation's Board of Directors deems appropriate.

     C. Vesting. The Corporation's obligation to indemnify and to prepay expenses under paragraphs A and B of this Article VIII shall arise, and all rights granted to the Corporation's directors and officers hereunder shall vest, at the time of the occurrence of the transaction or event to which a Proceeding relates, or at the time that the action or conduct to which such Proceeding relates was first taken or engaged in (or omitted to be taken or engaged in), regardless of when such Proceeding is first threatened, commenced or completed. Notwithstanding any other provision of this Certificate of Incorporation or the bylaws of the Corporation, no action taken by the Corporation, either by amendment of this Certificate of Incorporation or the bylaws of the Corporation or otherwise, shall diminish or adversely affect any rights to indemnification or prepayment of expenses granted under paragraphs A and B of this Article VIII which shall have become vested as aforesaid prior to the date that such amendment or other corporate action is effective or taken, whichever is later.

     D. Enforcement. If a claim under either or both of paragraphs A and B of this Article VIII is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit in a court of competent jurisdiction against

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the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any such suit (other than a suit brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL or other applicable law to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. The failure of the Corporation (including its Board of Directors, independent legal counsel, or stockholders) to have made a determination prior to the commencement of such suit as to whether indemnification is proper in the circumstances based upon the applicable standard of conduct set forth in the DGCL or other applicable law shall neither be a defense to the action nor create a presumption that the claimant has not met the applicable standard of conduct. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal Proceeding, had reasonable cause to believe that his conduct was unlawful.

     E. Nonexclusive. The indemnification provided by this Article VIII shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any statute, bylaw, other provisions of this Certificate of Incorporation, agreement, vote of by the stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office

     F. Permissive Indemnification. The rights to indemnification and prepayment of expenses which are conferred to the Corporation's directors and officers by paragraphs A and B of this Article VIII may be conferred upon any employee or agent of the Corporation if, and to the extent, authorized by the Board of Directors.

     G. Insurance. The Corporation shall have power to purchase and maintain insurance, at its expense, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, member, employee, trustee, agent or similar functionary of another domestic or foreign corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other for-profit or non-profit enterprise against any expense, liability or loss asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify him against such expense, liability or loss under the Corporation's bylaws, the provisions of this Article VIII, the DGCL or other applicable law.

     H. Other Arrangements for Indemnification. Without limiting the power of the Corporation to procure or maintain insurance or other arrangement on behalf of any of the persons as described in paragraph G of this Article VIII, the Corporation may, for the benefit of persons eligible for indemnification by the Corporation, (1) create a trust fund, (2) establish any form of self-insurance,
(3) secure its indemnity obligation by grant of a security interest or other lien on the assets of the Corporation or (4) establish a letter of credit, guaranty or surety arrangement.

                                   ARTICLE IX

                        SPECIAL MEETINGS OF STOCKHOLDERS

     Special meetings of the stockholders may be called only by the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President and the Board of Directors by the written order of a majority of the entire Board of Directors.

                                   ARTICLE X

                                DGCL SECTION 203

     The Corporation elects to not be governed by Section 203 of the DGCL.

                                    ANNEX VI

                  FORM OF BYLAWS OF THE REINCORPORATED COMPANY

                                     BYLAWS
                                       OF
                           T-3 ENERGY SERVICES, INC.

                                   ARTICLE I

                                    OFFICES

     Section 1. Registered Office. The registered office of the Corporation required by the General Corporation Law of the State of Delaware to be maintained in the State of Delaware shall be the registered office named in the Certificate of Incorporation of the Corporation, or such other office as may be designated from time to time by the board of directors in the manner provided by law. Should the Corporation maintain a principal office or place of business within the State of Delaware, such registered office need not be identical to such principal office or place of business of the Corporation.

     Section 2. Other Offices. The Corporation may also have offices at such other places within or without the State of Delaware as the board of directors may from time to time determine or the business of the Corporation may require.

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

     Section 1. Place of Meetings. All meetings of the stockholders will be held at the principal office of the Corporation, or at such other place within or without the State of Delaware as may be determined by the board of directors and stated in the notice of the meeting or in duly executed waivers of notice the meeting.

     Section 2. Annual Meetings. An annual meeting of the Corporation's stockholders shall be held for the election of directors at such date, time and place, either within or without the State of Delaware, as may be designated by resolution of the board of directors from time to time; provided that each successive annual meeting shall be held on a date within 13 months after the date of the preceding annual meeting. At the annual meeting of stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be
(a) specified in the notice of meeting given by or at the direction of the board of directors, (b) otherwise properly brought before the meeting by or at the direction of the board of directors, or (c) otherwise properly brought before the meeting by a stockholder of the Corporation. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation, no less than 60 days nor more than 120 days prior to the anniversary date of the mailing to stockholders of the notice of meeting for the immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is changed by more than 30 days from the anniversary date of the immediately preceding annual meeting, notice by the stockholder to be timely must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the tenth day following the earlier of the date on which a written statement setting forth the date of such meeting was mailed to stockholders or the date on which it is first disclosed to the public. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting, (b) the name and address, as they appear on the Corporation's books, of the stockholder proposing such proposal, (c) the class and number of shares of the Corporation that are beneficially owned by the stockholder, and (d) any material interest of the stockholder in such business. In addition, if the stockholder's ownership of shares of the Corporation, as set forth in the notice, is solely beneficial, documentary evidence of such ownership must accompany the notice. Notwithstanding anything else in these bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 2. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that any business that was not properly brought before the meeting is out of order and shall not be transacted at the meeting.

     Section 3. Postponement or Adjournment of Meetings. The board of directors may, at any time prior to the holding of a meeting of stockholders, postpone such meeting to such time and place as is specified in the notice of postponement of such meeting, which notice shall be given in accordance with
Article VI of these bylaws at least ten days before the date to which the meeting is postponed. In addition, any meeting of the stockholders may be adjourned at any time by the Chairman of the Board or such other person who shall be lawfully acting as Chairman of the Meeting (defined below), if such adjournment is deemed by the Chairman of the Meeting to be a reasonable course of action under the circumstances.

     Section 4. Notice of Annual Meeting. Written or printed notice of the annual meeting, stating the place, day and hour thereof, will be served upon or mailed to each stockholder entitled to vote thereat at such address as appears on the books of the Corporation, not less than ten days nor more than 60 days before the date of the meeting.

     Section 5. Special Meeting. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or the Certificate of Incorporation, may only be called by the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President and the board of directors by the written order of a majority of the entire board of directors.

     Section 6. Notice of Special Meeting. Written notice of a special meeting of stockholders, stating the place, day and hour and purpose or purposes thereof, will be served upon or mailed to each stockholder entitled to vote thereat at such address as appears on the books of the Corporation, not less than ten days nor more than 60 days before the date of the meeting.

     Section 7. Business at Special Meeting. Business transacted at all special meetings will be confined to the purpose or purposes stated in the notice.

     Section 8. Presiding Officer and Conduct of Meetings. The Chairman of the Board, if there is one, or in his absence, the Vice Chairman of the Board, if there is one, or in his absence, the Chief Executive Officer, if there is one, or in his absence, the President shall preside at all meetings of the stockholders or, if such officers are not present at a meeting, by such other person as the board of directors shall designate or if no such person is designated by the board of directors, the most senior officer of the Corporation present at the meeting. The Secretary of the Corporation, if present, shall act as secretary of each meeting of stockholders; if he is not present at a meeting, then such person as may be designated by the presiding officer shall act as secretary of the meeting. Meetings of stockholders shall follow reasonable and fair procedure. Subject to the foregoing, the conduct of any meeting of stockholders and the determination of procedure and rules shall be within the absolute discretion of the officer presiding at such meeting (such person being referred to as the "Chairman of the Meeting"), and there shall be no appeal from any ruling of the Chairman of the Meeting with respect to procedure or rules. Accordingly, in any meeting of stockholders or part thereof, the Chairman of the Meeting shall have the sole power to determine appropriate rules or to dispense with theretofore prevailing rules. Without limiting the foregoing, the following rules shall apply:

          (a) If disorder should arise which prevents continuation of the legitimate business of meeting, the Chairman of the Meeting may announce the adjournment of the meeting and, upon so doing, the meeting shall be immediately adjourned.

          (b) The Chairman of the Meeting may require that anyone not a bona fide stockholder or proxy leave the meeting.

          (c) A resolution or motion proposed by a stockholder shall only be considered for vote of the stockholders if it meets the criteria of Article II Section 2 or Article II Section 7, as the case may be.

          (d) The order of business at all meetings of stockholders and whether such business was properly brought before the meeting of stockholders shall be determined by the Chairman of the Meeting.

          (e) The Chairman of the Meeting may impose any reasonable limits with respect to participation in the meeting by stockholders, including, but not limited to, limits on the amount of time taken up by the remarks or questions of any stockholder, limits on the number of questions per stockholder and limits as to the subject matter and timing of questions and remarks by stockholders.

          (f) Before any meeting of stockholders, the board of directors may appoint one or more persons other than nominees for director to act as inspectors of election at the meeting or its adjournment. If no inspectors of election are so appointed, the Chairman of the Meeting may, and on the request of any stockholder or a stockholder's proxy shall, appoint inspectors of election at the meeting of the stockholders and the number of such inspectors shall be three. If any person appointed as inspector fails to appear or fails or refuses to act, the Chairman of the Meeting may appoint a person to fill such vacancy.

          (g) The duties of the inspectors of election shall be to: (i) determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity and effect of proxies and ballots; (ii) receive votes or ballots; (iii) hear and determine all challenges and questions in any way arising in connection with the vote; (iv) count and tabulate all votes; (v) report to the board of directors the results based on the information assembled by the inspectors; and (vi) do any other acts that may be proper to conduct the election or vote with fairness to all stockholders. Notwithstanding the foregoing, the final certification of the results of the election or other matter acted upon at a meeting of stockholders shall be made by the board of directors.

     Section 9. Stockholder List. At least ten days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each stockholder, will be prepared by the Secretary. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during usual business hours, for a period of ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice, or, if not so specified, at the place where the meeting is to be held. Such list will also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting.

     Section 10. Quorum. The holders of a majority of the shares of capital stock issued and outstanding and entitled to vote thereat, represented in person or by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these bylaws. If, however, a quorum is not present or represented at any meeting of the stockholders, the Chairman of the Meeting or a majority of the shares of stock, present in person or represented by proxy, although not constituting a quorum, shall have power to postpone or recess the meeting without notice other than announcement at the meeting of the date, time and place of the postponed or recessed meeting. At any such adjourned meeting at which a quorum is represented any business may be transacted which might have been transacted at the meeting as originally noticed.

     Section 11. Majority Vote. When a quorum is present at any meeting, the vote of the holders of a majority of the shares having voting power represented at the meeting in person or by proxy will decide any question brought before the meeting, unless the question is one upon which, by statute or express provision of the Certificate of Incorporation or these bylaws, a different vote is required, in which case such express provision will govern and control the decision of such question. Where a separate vote by class is required, the affirmative vote of the majority of shares of such class present in person or represented by proxy at the meeting shall be the act of such class.

     Section 12. Proxies. At any meeting of the stockholders every stockholder having the right to vote will be entitled to vote in person or by proxy appointed by an instrument in writing subscribed by such stockholder or his duly authorized attorney in fact and bearing a date not more than eleven months prior to the date of the meeting.

     Section 13. Voting. Unless otherwise provided by statute, the Certificate of Incorporation or these bylaws, each stockholder will have one vote for each share of stock having voting power, registered in his name on the books of the Corporation.

     Section 14. Voting of Stock of Certain Holders; Elections;
Inspections. Shares standing in the name of another corporation, domestic or foreign, may be voted by such officers, agent or proxy as the bylaws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine. Shares standing in the name of a deceased person may be voted by the executor or administrator of such deceased person, either in person or by proxy. Shares standing in the name of a guardian, conservator or trustee may be voted by such fiduciary, either in person or by proxy, but no fiduciary shall be entitled to vote shares held in such fiduciary capacity without a transfer of such shares into the name of the fiduciary. Shares standing in the name of a receiver may be voted by the receiver. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer by the pledgor on the books of the Corporation, he has expressly empowered the pledgee to vote thereon, in which case only the pledgee, or his proxy, may represent the stock and vote thereon.

     If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary of the Corporation is given in written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect:

          (a) If only one votes, his act binds all;

          (b) If more than one vote, the act of the majority so voting binds all;

          (c) If more than one vote, but the vote is evenly split on any particular matter, each fraction may vote the securities in question proportionally, or any person voting the shares, or a beneficiary, if any, may apply to the Court of Chancery or such other court as may have jurisdiction to appoint an additional person to act with the persons so voting the shares, which shall then be voted as determined by a majority of such persons and the person appointed by the Court.

     All voting, except as required by the Certificate of Incorporation or where otherwise required by law, may be by a voice vote; provided, however, that upon demand therefor by stockholders holding a majority of the issued and outstanding stock present in person or by proxy at any meeting, a stock vote shall be taken. Every stock vote shall be taken by written ballots, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. All elections of directors shall be by written ballot, unless otherwise provided in the Certificate of Incorporation.

     At any meeting at which a vote is taken by written ballots, the Chairman of the Meeting may appoint one or more inspectors, each of whom shall subscribe an oath or affirmation to execute faithfully the duties of inspector at such meeting with strict impartiality and according to the best of his ability. Such inspector shall receive the ballots, count the votes and make and sign a certificate of the result thereof. The Chairman of the Meeting may appoint any person to serve as inspector, except no candidate for the office of director shall be appointed as inspector.

     Section 15. Voting of Stock Owned by the Corporation. Stock of the Corporation belonging to the Corporation, or to another corporation a majority of the shares entitled to vote in the election of directors of which are held by the Corporation, shall not be voted at any meeting of stockholders and shall not be counted in the total number of outstanding shares for the purpose of determining whether a quorum is present. Nothing in this Section 15 shall limit the right of the Corporation to vote shares of stock of the Corporation held by it in a fiduciary capacity.

                                  ARTICLE III

                               BOARD OF DIRECTORS

     Section 1. Powers. The business and affairs of the Corporation will be managed by a board of directors. The board may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute, by the Certificate of Incorporation or these bylaws directed or required to be exercised or done by the stockholders.

     Section 2. Number of Directors. The number of directors which constitute the whole board will be no less than three and no more than fifteen, as such number shall be determined by resolution of the board of directors from time to time; provided that no decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

     Section 3. Nomination. Only persons who are nominated in accordance with the procedures set forth in these bylaws shall be eligible to serve as directors. Nominations of persons for election to the board of directors of the Corporation may be made by or at the direction of the board of directors or by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section 3, who shall be entitled to vote for the election of directors at the meeting, and who complies with the notice procedures set forth in this Section 3.

     Nominations by stockholders shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation (a) in the case of an annual meeting, not less than 60 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting is changed by more than thirty days from such anniversary date, notice by the stockholder, to be timely, must be so received not later than the close of business on the tenth day following the earlier of the day on which notice of the date of the meeting was mailed or prior public disclosure of the meeting date was made, and (b) in the case of a special meeting at which directors are to be elected, not later than the close of business on the tenth day following the earlier of the day on which notice of the date of the meeting was mailed or such public disclosure was made. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to the stockholder giving the notice (i) the name and address, as they appear on the Corporation's books, of such stockholder and
(ii) the class and number of shares of the Corporation which are beneficially owned by such stockholder and also which are owned of record by such stockholder; and (c) as to the beneficial owner, if any, on whose behalf the nomination is made, (i) the name and address of such person and (ii) the class and number of shares of the Corporation which are beneficially owned by such person. At the request of the board of directors, any person nominated by the board of directors for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee.

     The presiding officer of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by this Section 3, and if he shall so declare, the defective nomination shall be disregarded.

     Section 4. Election and Term. The directors shall be elected at the annual meeting of stockholders, except as provided in Section 5 of this Article III, and each director elected shall hold office for the term for which he was elected and until his successor shall be elected and shall qualify or until his earlier death, resignation, disqualification or removal from office. Directors need not be residents of Delaware or stockholders of the Corporation.

     Section 5. Vacancies. If any vacancy occurs in the board of directors caused by the death, resignation, retirement, disqualification, or removal from office of any director, or otherwise, or if any new directorship is created by an increase in the authorized number of directors, a majority of the directors then in office, though less than a quorum, or a sole remaining director, may choose a successor or fill the resulting vacancy or the newly created directorship; and a director so chosen shall hold office until the next election and until his successor shall be duly elected and shall qualify, unless sooner removed.

     Section 6. Resignation; Removal.

     (a) Any director may resign at any time. Unless otherwise prescribed by law or the Certificate of Incorporation, a director may be removed from office only for cause and then only by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of the Corporation generally entitled to vote in the election of directors, voting together as a single class. Except as may otherwise be provided by law, cause of removal of a director shall be deemed to exist only if: (i) the director whose removal is proposed has been convicted, or where a director is granted immunity to testify where another has been convicted, of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (ii) such director has been found by the affirmative vote of a majority of the entire board of directors at any regular or special meeting of the board of directors called for that purpose or by a court of competent jurisdiction to have been grossly negligent or guilty of willful misconduct in the performance of his duties to the Corporation in a matter of substantial importance to the Corporation which is materially detrimental to the Corporation; or (iii) such director has been adjudicated by a court of competent jurisdiction to be mentally incompetent.

     (b) Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more classes or series of preferred stock of the Corporation or any other class or series of stock of the Corporation other than the common stock, which may at some time be outstanding, shall have the right, voting separately as a class or classes, to elect one or more directors of the Corporation, the provisions of this Section 6 shall not apply with respect to the director or directors elected by such holders of preferred stock or other stock.

     Section 7. Chairman of the Board and Vice Chairman of the Board. The board of directors may elect a Chairman of the Board who shall preside at meetings of the board of directors and stockholders and shall not be an officer of the Corporation. The board of directors may also elect a Vice Chairman of the Board who, in the absence or disability of the Chairman of the Board, shall perform the duties and exercise the powers of the Chairman of the Board and shall not be an officer of the Corporation.

     Section 8. Interested Directors. A director who is directly or indirectly a party to a contract or transaction with the Corporation, or is a director or officer of or has a financial interest in any other corporation, partnership, association or other organization which is a party to a contract or transaction with the Corporation, may be counted in determining whether a quorum is present at any meeting of the board of directors or a committee thereof at which such contract or transaction is considered or authorized, and such director may participate in such meeting and vote on such authorization to the extent permitted by applicable law, including Section 144 of the General Corporation Law of the State of Delaware.

                                   ARTICLE IV

                      MEETINGS AND COMMITTEES OF THE BOARD

     Section 1. First Meeting. Each newly elected board of directors may hold its first meeting for the purpose of organization and the transaction of business, if a quorum is present, immediately after and at the same place as the annual meeting of the stockholders, and no notice of such meeting shall be necessary; or the board may meet for such purpose at such place and time as is fixed by the consent in writing of all the directors.

     Section 2. Regular Meetings. Regular meetings of the board may be held at such time and place either within or without the State of Delaware and with such notice or without notice as is determined from time to time by the board.

     Section 3. Special Meetings. Special meetings of the board of directors may be called by the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer or the President on one days notice to each director, either personally or by mail or telegram. Special meetings will be called by the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer or the President in like manner and on like notice upon the written request of a majority of the board of directors.

     Section 4. Quorum and Voting. At all meetings of the board, a majority of the directors will be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the directors present at any meeting at which there is a quorum will be the act of the board of directors, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of directors, the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

     Section 5. Telephone Meetings. The directors may hold their meetings in any manner permitted by law. Without limitation, at any meeting of the board, a member may attend by telephone, radio, television, interactive media or similar means of communication by means of which all participants can hear each other and which permits him to participate in the meeting, and a director so attending will be deemed present at the meeting for all purposes, including the determination of whether a quorum is present.

     Section 6. Action by Written Consent. Any action required or permitted to be taken by the board of directors or any committee of the board of directors under applicable statutory provisions, the Certificate of Incorporation, or these bylaws, may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the members of the board of directors or such committee, as the case may be. Any such consent shall be filed with the minutes of the meetings of the board of directors or such committee, as the case may be.

     Section 7. Committees of Directors. The board of directors may establish an Executive Committee, an Audit Committee, a Compensation Committee, a Nominating Committee and such other committees as may be established by resolution of a majority of the whole board of directors. Each of such committees shall consist of two or more members of the board of directors (except as otherwise provided by these bylaws) and shall have a chairman that is selected by the board of directors. If no selection of a chairman of a committee is made by the board of directors, selection of a chairman of committee shall be made by its members. Members of committees of the board of directors shall be elected annually by vote of a majority of the board of directors. The Chief Executive Officer shall be an ex-officio nonvoting member of each committee (except the Audit and Compensation Committees) of which he is not an official voting member. With respect to any committee (including the Audit and Compensation Committees) of which the Chief Executive Officer is not an official voting member, the Chief Executive Officer shall be given notice of all committee meetings at the same time notice is given to committee members, and the Chief Executive Officer shall be afforded the opportunity to speak at the committee meeting. Presence of a majority of the committee members (not counting any ex-officio nonvoting members) shall constitute a quorum. Committees may act by majority vote of the voting members present at a meeting. Except as otherwise provided by these bylaws, each of such committees shall have and may exercise such of the powers of the board of directors in the management of the business and affairs of the Corporation as may be provided in these bylaws or by resolution of the board of directors. Each of such committees may authorize the seal of the Corporation to be affixed to any document or instrument. The board of directors may designate one or more directors as alternate members of any such committee, who may replace any absent or disqualified member at any meeting of such committee. Meetings of committees may be called by the chairman of the committee by written, telegraphic or telephonic notice to all members of the committee and the Chief Executive Officer and shall be at such time and place as shall be stated in the notice of such meeting. Any member of a committee may participate in any meeting by means of conference telephone or similar communications equipment. In the absence or disqualification of a member of any committee the chairman of such committee may, if deemed advisable, appoint another member of the board of directors to act at the meeting in the place of the disqualified or absent member.

The chairman of the committee may fix such other rules and procedures governing conduct of meetings as he shall deem appropriate.

     Section 8. Executive Committee. The board of directors, by resolution adopted by a majority of the whole board of directors, may designate two or more directors to constitute an Executive Committee, which committee, to the extent provided in such resolution and except as limited by these bylaws, will have and may exercise all of the authority of the board of directors in the business and affairs of the Corporation, and may have power to authorize the seal of the Corporation to be affixed to all papers which may require it, except where action by the board of directors is specified by law. The Executive Committee shall keep regular minutes of its proceedings and report the same to the board of directors when required.

     Section 9. Audit Committee. The Audit Committee shall consist of not less than three members of the board of directors. The Audit Committee shall be responsible for recommending to the entire board of directors engagement and discharge of independent auditors of the financial statements of the Corporation, shall review the professional services provided by the independent auditors, shall review the independence of independent auditors, shall review with the auditors the plan and results of the auditing engagement, shall consider the range of audit and non-audit fees and shall review the adequacy of the Corporation's system of internal financial and accounting controls. In addition, the Audit Committee shall direct and supervise special investigations as deemed necessary by the Audit Committee.

     Section 10. Compensation Committee. The Compensation Committee shall consist of not less than two members of the board of directors. The Compensation Committee shall recommend to the board of directors the compensation to be paid to officers and key employees of the Corporation and the compensation of the board of directors. Except as otherwise provided in any specific plan adopted by the board of directors, the Compensation Committee shall be responsible for administration of executive compensation plans, stock option plans and other forms of direct or indirect compensation of officers and key employees, and each member of the Compensation Committee shall have the power and authority to execute and bind the Corporation to such documents, agreements and instruments related to such plans and compensation as are approved by the Compensation Committee. In the alternative, the Compensation Committee may authorize any officer of the Corporation to execute such documents, agreements and instruments on behalf of the Corporation.

     Section 11. Nominating Committee. The Nominating Committee shall consist of not less than two members of the board of directors. The Nominating Committee, if one is established, shall recommend to the board of directors nominees for election as directors. The Nominating Committee shall consider performance of incumbent directors and shall recommend to the board of directors whether an incumbent director whose term expires shall be nominated for reelection.

     Section 12. Other Committees. The board of directors may similarly create other committees for such terms and with such powers and duties as the board of directors deems appropriate except as provided to the contrary by law, the Certificate of Incorporation, or these bylaws.

     Section 13. Advisory Directors. The board of directors may, by majority vote, appoint one or more advisory directors. Advisory directors shall serve at the board of directors' convenience solely to advise the board of directors, and shall have no formal responsibilities. No advisory director shall be entitled to vote at meetings of the board of directors, nor shall any advisory director be counted when determining whether there is a quorum at meetings of the board of directors. Advisory directors shall not be, by virtue of their position as advisory directors, agents of the Corporation, and they shall not have the power to bind the Corporation.

                                   ARTICLE V

                           COMPENSATION OF DIRECTORS

     The board of directors shall have the authority to fix the compensation of directors. The board shall also have the authority to fix the compensation of members of committees of the board. No provision of these bylaws shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

                                   ARTICLE VI

                                    NOTICES

     Section 1. Methods of Notice. Whenever any notice is required to be given to any stockholder under the provisions of any statute, the Certificate of Incorporation or these bylaws, it will not be construed to require personal notice, but such notice may be given in writing by mail addressed to such stockholder at such address as appears on the books of the Corporation, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail with postage thereon prepaid. Notice to directors may also be given by telegram, by facsimile, by telephone or in person, and notice given by such means shall be deemed given at the time it is delivered.

     Section 2. Waiver of Notice. Whenever any notice is required to be given to any stockholder or director under the provisions of any statute, the Certificate of Incorporation or these bylaws, a waiver thereof in writing signed by the person or persons entitled to the notice, whether before or after the time stated therein, will be deemed equivalent to the giving of such notice. Attendance at any meeting will constitute a waiver of notice thereof except as otherwise provided by statute.

                                  ARTICLE VII

                                    OFFICERS

     Section 1. Executive Officers. The officers of the Corporation shall consist of a President, Vice President, Treasurer and Secretary, each of whom shall be elected by the board of directors. The board of directors may also elect additional officers and assistant officers including, without limitation, a Chief Executive Officer, additional vice presidents, including one or more senior vice presidents, and one or more assistant secretaries and assistant treasurers. Any two or more offices may be held by the same person.

     Section 2. Election and Qualification. The board of directors at its first meeting after each annual meeting of stockholders shall elect the President, one or more Vice Presidents, a Secretary and a Treasurer, none of whom need be a member of the board of directors.

     Section 3. Other Officers and Agents. The board of directors may elect or appoint such other officers, assistant officers and agents as it deems necessary, who will hold their offices for such terms and shall exercise such powers and perform such duties as determined from time to time by the board of directors.

     Section 4. Salaries. The salaries of all officers of the Corporation will be fixed by the board of directors except as otherwise directed by the board of directors.

     Section 5. Term, Removal and Vacancies. The officers of the Corporation will hold office until their resignation or their successors are chosen and qualify. Any officer, agent or member of the Executive Committee elected or appointed by the board of directors may be removed at any time by the board of directors with or without cause; provided, however, that such removal shall be without prejudice to the contract rights, if any, of such removed party. If any such office becomes vacant for any reason, the vacancy will be filled by the board of directors.

     Section 6. Chief Executive Officer. The Chief Executive Officer, if one is elected, shall preside at meetings of the board of directors and stockholders if there is no Chairman of the Board or Vice

Chairman of the Board. The Chief Executive Officer shall supervise and have overall executive charge of the business, properties, administration and operations of the Corporation with the powers of a general manager, including, without limitation, the authority to initiate and defend litigation and arbitration proceedings. The Chief Executive Officer shall see that all orders and resolutions of the board of directors (and committees thereof) are carried into effect. In general, he shall perform all duties as from time to time may be assigned to him by the board of directors. He shall from time to time make such reports of the affairs of the Corporation as the board of directors may require.

     Section 7. President. The President shall, subject to the board of directors and to the authority of the Chief Executive Officer (if one is elected), supervise and have overall executive charge of the business, properties, administration and operations of the Corporation with the powers of a general manager, including, without limitation, the authority to initiate and defend litigation and arbitration proceedings. The President shall see that all orders and resolutions of the board of directors (and committees thereof) are carried into effect. In the absence or disability of the Chief Executive Officer, the President shall perform the duties of the Chief Executive Officer. The President shall have such other powers and duties as may from time to time be prescribed by duly adopted resolution of the board of directors.

     Section 8. Vice Presidents. The Vice Presidents in the order determined by the board of directors will, in the absence or disability of the President, perform the duties and exercise the powers of the President, and will perform such other duties as the board of directors and President may prescribe.

     Section 9. Secretary. The Secretary will attend all meetings of the board of directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose and will perform like duties for the standing committees when required. He will give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and will perform such other duties as may be prescribed by the board of directors and President. He will keep in safe custody the seal of the Corporation and, when authorized by the board of directors, affix the same to any instrument requiring it, and when so affixed it shall be attested by his signature or by the signature of an assistant secretary.

     Section 10. Assistant Secretaries. The assistant secretaries in the order determined by the board of directors will perform, in the absence or disability of the Secretary, the duties and exercise the powers of the Secretary and will perform such other duties as the board of directors and President may prescribe.

     Section 11. Treasurer. The Treasurer will have the custody of the corporate funds and securities and will keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and will deposit all monies and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the board of directors. He will disburse the funds of the Corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and will render to the board of directors and President, whenever they may require it, an account of all of his transactions as Treasurer and of the financial condition of the Corporation.

     Section 12. Assistant Treasurers. The Assistant Treasurers in the order determined by the board of directors, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and will perform such other duties as the board of directors and President may prescribe.

     Section 13. Officer's Bond. If required by the board of directors, any officer will give the Corporation a bond (to be renewed as the board of directors may require) in such sum and with such surety or sureties as is satisfactory to the board of directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                                  ARTICLE VIII

                            SHARES AND STOCKHOLDERS

     Section 1. Certificates Representing Shares. The certificates representing shares of capital stock of the Corporation will be numbered and entered in the books of the Corporation as they are issued. They will exhibit the holder's name and number of shares and will be signed by (i) the Chief Executive Officer, President or Vice-President and (ii) the Secretary or an Assistant Secretary. The signature of any such officer may be facsimile if the certificate is countersigned by a transfer agent or registered by a registrar, other than the Corporation itself or an employee of the Corporation. In case any officer who has signed or whose facsimile signature has been placed upon such certificate has ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issuance.

     Section 2. Transfer of Shares. Upon surrender to the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it will be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Notwithstanding the foregoing, no transfer will be recognized by the Corporation if such transfer would violate federal or state securities laws, the Certificate of Incorporation, or any stockholders' agreements which may be in effect at the time of the purported transfer. The Corporation may, prior to any such transfer, require a stockholder to provide (at such stockholder's expense) an opinion of counsel addressed to the Corporation and its stock transfer agent and registrar to the effect that any such transfer does not violate applicable securities laws requiring registration or an exemption from registration prior to any such transfer.

     Section 3. Fixing Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive a distribution by the Corporation or a share dividend, or in order to make a determination of stockholders for any other proper purpose, the board of directors may provide that the share transfer records be closed for a stated period but not to exceed, in any case, sixty days. If the share transfer records are closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books must be closed for at least ten days immediately preceding such meeting. In lieu of closing the share transfer records, the board of directors may fix in advance a date as the record date for any such determination of stockholders, such date, in any case, to be not more than sixty days and, in case of a meeting of stockholders, not less than ten days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If the share transfer records are not closed and no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive a distribution or a share dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such distribution or dividend is adopted, as the case may be, will be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as herein provided, such determination will apply to any adjournment thereof except where the determination has been made through the closing of share transfer records and the stated period of closing has expired.

     Section 4. Registered Stockholders. The Corporation is entitled to recognize the exclusive right of a person registered on its books as the owner of a share or shares to receive dividends, and to vote as such owner, and for all other purposes; and the Corporation is not bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it has express or other notice thereof, except as otherwise provided by the laws of Delaware.

     Section 5. Lost Certificate. The board of directors may direct a new certificate or certificate to be issued in place of any certificate or certificate theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed, such affidavit to be satisfactory in form and substance to the Corporation. When authorizing such issue of a new certificate or certificate, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificate, or his legal representatives, to advertise the same in such manner as it shall require and/or give the Corporation a bond in form and substance satisfactory to the Corporation and in such sum as the Corporation may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

     Section 6. Fractional Share Interests. The Corporation may, but shall not be required to, issue fractions of a share. If the Corporation does not issue fractions of a share, it shall (a) arrange for the disposition of fractional interests by those entitled thereto, (b) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such factions are determined, or (c) issue script or warrants in registered form (either represented by a certificate or uncertificated) or bearer form (represented by a certificate) which shall entitle the holder to receive a full share upon the surrender of such script or warrants aggregating a full share. A certificate for a fractional share or an uncertificated fractional share shall, but script or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the corporation in the event of liquidation. The board of directors may cause script or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing the full shares or uncertificated full shares before a specified date, or subject to the conditions that the shares for which script or warrants are exchangeable may be sold by the Corporation and the proceeds thereof distributed to the holders of script or warrants, or subject to any other conditions which the board of directors may impose.

                                   ARTICLE IX

                                    GENERAL

     Section 1. Dividends. The board of directors may from time to time declare, and, if so declared, the Corporation pay, dividends on its outstanding shares of capital stock in cash, in property, or in its own shares, except when the declaration or payment thereof would be contrary to law or the Certificate of Incorporation. Such dividends may be declared at any regular or special meeting of the board of directors, and the declaration and payment will be subject to all applicable provisions of law, the Certificate of Incorporation and these bylaws.

     Section 2. Reserves. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, deem proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors may think conducive to the interest of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

     Section 3. Directors' Annual Statement. The board of directors will present at each annual meeting and when called for by vote of the stockholders at any special meeting of the stockholders, a full and clear statement of the business and condition of the Corporation.

     Section 4. Checks. All checks or demands for money and notes of the Corporation will be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

     Section 5. Corporate Records. The Corporation will keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its stockholders giving the names and addresses of all stockholders and the number and class of shares held by each. All other books and records of the Corporation may be kept at such place or places within or without the State of Delaware as the board of directors may from time to time determine.

     Section 6. Seal. The corporate seal will have inscribed thereon the name of the Corporation. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or reproduced.

     Section 7. Amendment. These bylaws may be altered, amended or repealed or new bylaws may be adopted at any annual meeting of the stockholders or at any special meeting of the stockholders at which a quorum is present or represented, provided notice of the proposed alteration, amendment, repeal or adoption be contained in the notice of such meeting, by the affirmative vote of the holders of a majority of the shares entitled to vote at such meeting and present or represented thereat, or by the affirmative vote of a majority of the board of directors at any regular or special meeting of the board, subject to the right of the stockholders entitled to vote with respect thereto to amend or repeal bylaws adopted or amended by the board.

     Section 8. Indemnification. Except as otherwise provided in the Certificate of Incorporation, each director, officer and former director or officer of the Corporation, and any person who may have served or who may hereafter serve at the request of the Corporation as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor, is hereby indemnified by the Corporation against expenses actually and necessarily incurred by him in connection with the defense of any action, suit or proceeding in which he is made a party by reason of being or having been such director or officer to the fullest extent authorized by the General Corporation Law of the State of Delaware, or any other applicable law as may from time to time be in effect. Such indemnification will not be deemed exclusive of any other rights to which such director, officer or other person may be entitled under any agreement, vote of stockholders, or otherwise. Without limitation, nothing in this section shall limit any indemnification provisions in the Certificate of Incorporation.

     I, the undersigned Secretary of T-3 Energy Services, Inc., hereby certify that the foregoing is a true and correct copy of the Bylaws of said Corporation,
adopted by the board of directors of the Corporation on the      day of
            , 2001.

                                            ------------------------------------
                                                                , Secretary

                                   ANNEX VII

                    FORM OF REINCORPORATION MERGER AGREEMENT

                                      VII-1

                          PLAN AND AGREEMENT OF MERGER

                  REINCORPORATION OF T-3 ENERGY SERVICES, INC.
                                  IN DELAWARE

     PLAN AND AGREEMENT OF MERGER, dated as of                  , 2001, by and
between T-3 Energy Services, Inc., a Texas corporation formerly known as Industrial Holdings, Inc. ("Oldco"), and T-3 Energy Services, Inc., a Delaware corporation and wholly-owned subsidiary of Oldco ("Newco" or the "Surviving Corporation"). Oldco and Newco are hereinafter collectively referred to as the "Merging Corporations."

                              W I T N E S S E T H:

     WHEREAS, Newco is a corporation duly organized and validly existing under the laws of the State of Delaware, with its registered office at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, and with its principal executive offices at 600 Travis, Suite 6050, Houston, Texas 77002; and

     WHEREAS, the authorized capital stock of Newco consists of 75,000,000 shares of common stock, par value $.001 per share, of which at
  , 2001, 1,000 shares were issued and outstanding and owned by Oldco, and 25,000,000 shares of preferred stock, par value $.001 per share, of which at
                      , 2001, no shares of preferred stock were issued and outstanding; and

     WHEREAS, Oldco is a corporation duly organized and validly existing under the laws of the State of Texas, with its registered office and principal executive offices at 600 Travis, Suite 6050, Houston, Texas 77002; and

     WHEREAS, the authorized capital stock of Oldco consists of 75,000,000
shares of common stock, par value $.01 per share, of which at                  ,
2001,           shares were issued and outstanding and 25,000,000 shares of
preferred stock, par value $.01 per share, of which at             , 2001,
          shares were issued and outstanding; and

     WHEREAS, the respective boards of directors of Oldco and Newco deem it desirable and in the best interests of their respective corporations and their respective stockholders to merge Oldco into Newco, pursuant to the provisions of
Section 253 of the General Corporation Law of the State of Delaware and Article
5.07 of the Texas Business Corporation Act, as amended, and have proposed, declared advisable, and approved such merger pursuant to this Plan and Agreement of Merger (the "Agreement"), which Agreement has been duly approved by resolutions of the respective boards of directors of the Merging Corporations;

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, and in order to prescribe the terms and conditions of the merger, the mode of carrying the same into effect, the manner and basis of converting the shares of common stock of Oldco into shares of common stock of Newco, and such other details and provisions as are deemed necessary or proper, the parties hereby agree as follows:

                                   ARTICLE I

                                     MERGER

     1.1 Surviving Corporation. Subject to the adoption and approval of this Agreement by the requisite vote of the stockholders of Oldco and to the other conditions hereinafter set forth, the Merging Corporations shall be, upon the effective date of the merger as defined in Section 1:3 hereof, merged into a single surviving corporation, which shall be Newco, one of the Merging Corporations, which shall continue its corporate existence and remain a Delaware corporation governed by and subject to the laws of that State.

                                      VII-2

     1.2 Stockholder Approval. This Agreement shall be submitted for adoption and approval by the stockholders of Oldco in accordance with the applicable laws of the States of Delaware and Texas.

     1.3 Effective Time. The merger shall become effective at the date and time designated in (1) the Certificate of Merger filed with the Secretary of State of the State of Delaware following its adoption, certification, execution, and acknowledgment in accordance with Section 103 of the General Corporation Law of the State of Delaware, and (2) the Articles of Merger filed with the Secretary of State of the State of Texas following its adoption, execution in accordance with Article 5.07 of the Texas Business Corporation Act and the issuance by the Secretary of State of the State of Texas of a Certificate of Merger. The date upon which the merger shall become effective, as defined by this Section 1:3, is referred to in this Agreement as the "Effective Time."

                                   ARTICLE II

             CONTINUED CORPORATE EXISTENCE OF SURVIVING CORPORATION

     2.1 Existence. The identity, existence, purposes, powers, objects, franchises, rights, and immunities of Newco, the Surviving Corporation, shall continue unaffected and unimpaired by the merger, and the corporate identity, existence, purposes, powers, objects, franchises, rights, and immunities of the Merging Corporations shall be wholly merged into Newco, the Surviving Corporation, and Newco shall be fully vested therewith. Accordingly, at the Effective Time, the separate existence of the Merging Corporations, except insofar as continued by statute, shall cease.

                                  ARTICLE III
    GOVERNING LAW AND CERTIFICATE OF INCORPORATION OF SURVIVING CORPORATION

     3.1 Delaware Law Governs and Newco's Certificate of Incorporation Survives. The laws of Delaware shall continue to govern the Surviving Corporation. At and after the Effective Time, the Certificate of Incorporation of Newco, as in effect at the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in the manner provided by law.

                                   ARTICLE IV
                        BYLAWS OF SURVIVING CORPORATION

     4.1 Newco's Bylaws Survive. At and after the Effective Time, the Bylaws of Newco as in effect at the Effective Time, shall be the Bylaws of the Surviving Corporation until the same shall be altered, amended, or repealed, or until new Bylaws shall be adopted in accordance with the provisions of law, the Certificate of Incorporation, and the Bylaws of the Surviving Corporation.

                                   ARTICLE V
                DIRECTORS AND OFFICERS OF SURVIVING CORPORATION

     5.1 Directors of Surviving Corporation. The incumbent directors of Oldco immediately prior to the Effective Time (which directors are the same persons who serve as directors of Oldco immediately prior to the Effective Time) shall constitute the board of directors of the Surviving Corporation from and after the Effective Time, and such persons shall hold office until the first annual meeting of stockholders of the Surviving Corporation next following the Effective Time, or until their successors are, in accordance with the Bylaws of the Surviving Corporation, elected and qualify.

     5.2 Officers of Surviving Corporation. The incumbent officers of Oldco immediately prior to the Effective Time (which officers are the same persons who serve as officers of Oldco immediately prior to the Effective Time) shall hold their respective offices in the Surviving Corporation from and after the Effective Time and until the first meeting of directors following the next annual meeting of stockholders thereof, or until their successors are elected in accordance with the Bylaws of the Surviving Corporation.

                                      VII-3

     5.3 Vacancies. At or after the Effective Time, if a vacancy shall for any reason exist in the board of directors or in any of the offices of the Surviving Corporation, such vacancy shall be filled in the manner provided in the Certificate of Incorporation or Bylaws of the Surviving Corporation.

                                   ARTICLE VI
                     CAPITAL STOCK OF SURVIVING CORPORATION

     6.1 Capital Stock as in Newco's Certificate of Incorporation. The authorized number of shares of capital stock of the Surviving Corporation, the par value, designations, preferences, rights, and limitations thereof, and the express terms thereof, shall be as set forth in the Certificate of Incorporation of the Surviving Corporation as in effect at the Effective Time.

                                  ARTICLE VII
                       CONVERSION OF SECURITIES ON MERGER

     7.1 General. The manner and basis of converting the issued and outstanding shares of the capital stock of Oldco into shares of the capital stock of Newco shall be as hereinafter set forth in this Article VII.

     7.2 Cancellation of Newco's Capital Stock. At the Effective Time, each share of Newco common stock, par value $.001 per share, and Newco preferred stock, par value $.001 per share, then issued and outstanding shall be automatically canceled and cease to exist.

     7.3 Conversion of Oldco's Common Stock. At the Effective Time, each share of common stock, par value $.01 per share, of Oldco then issued and outstanding (excluding any Oldco shares which may then be held in the treasury of Oldco, all of which shares shall cease to exist), without any action on the part of the holders thereof, shall automatically become and be converted into one (1) fully paid and nonassessable share of the issued and outstanding common stock, par value $.001 per share, of the Surviving Corporation.

     7.4 Conversion of Oldco's Options and Warranties. At the Effective Time, each of the then outstanding options and warrants to purchase Oldco common stock, without any action on the part of the holders thereof, shall automatically become and be converted into an option or warrant, as the case may be, to purchase that number of shares of Newco common stock determined by multiplying the number of shares of Oldco common stock subject to such Oldco option or warrant at the Effective Time, times the applicable exchange rate for the Oldco common stock set forth in Section 7.3 hereof, and the exercise price thereof shall adjust in accordance with the terms and provisions of such option or warrant.

     7.5 Exchange of the Merging Corporations' Stock Certificates. As promptly as practicable after the Effective Time, each holder of an outstanding certificate or certificates theretofore representing shares of common stock of Oldco may surrender the same to an exchange agent of and designated by the Surviving Corporation, and such holder shall be entitled upon such surrender to receive in exchange therefor a certificate or certificates representing the number of whole shares of common stock of the Surviving Corporation into which the shares of common stock of Oldco theretofore represented by the certificate or certificates so surrendered shall have been converted as provided herein. However, prior to any surrender, each outstanding certificate representing Oldco's outstanding common stock shall be deemed for all purposes to evidence ownership of the number of whole shares of common stock of the Surviving Corporation into which the same shall have been converted. At or before the Effective Time, each holder of an outstanding certificate or certificates theretofore representing shares of common stock of Newco shall surrender the same to an exchange agent of and designated by the Surviving Corporation.

     7.6 Newco Fractional Shares. No certificates for fractional share interests of Common Stock of Newco will be issued, but, in lieu thereof, Newco will settle all such fractional share interests in cash on the basis of the Closing price for Oldco common stock on the last trading day before the Effective Time.

                                      VII-4

     7.7 Oldco's Transfer Books Closed. At the Effective Time, the stock transfer books of Oldco shall be deemed closed, and no transfer of capital stock of Oldco shall thereafter be made or consummated. If, after the Effective Time, certificates for shares of common stock of Oldco are presented to Newco for registration or transfer, they shall be canceled and exchanged for certificates representing the appropriate number of shares of Newco common stock.

                                  ARTICLE VIII

                             ASSETS AND LIABILITIES

     8.1 Assets and Liabilities of Merging Corporations Become Those of Surviving Corporation. At the Effective Time, all rights, privileges, powers, immunities, and franchises of each of the Merging Corporations, both of a public and private nature, and all property, real, personal, and mixed, and all debts due on whatever account, as well as stock subscriptions and all other choses or things in action, and all and every other interest of or belonging to or due to either of the Merging Corporations, shall be taken by and deemed to be transferred to and shall be vested in the Surviving Corporation without further act or deed, and all such rights, privileges, powers, immunities, franchises, property, debts, choses or things in action, and all and every other interest of the Merging Corporations shall be thereafter as effectually the property of the Surviving Corporation as they were of the respective Merging Corporations, and the title to any real or other property, or any interest therein, whether vested by deed or otherwise, in either of the Merging Corporations, shall not revert or be in any way impaired by reason of the merger; provided, however, that all rights of creditors and all liens upon any properties OF EACH of the Merging Corporations shall be preserved unimpaired, and all debts, liabilities, restrictions obligations, and duties of the respective Merging Corporations, including without limitation all obligations, liabilities, and duties as lessee under any existing lease, shall thenceforth attach to the Surviving Corporation and may be enforced against and by it to the same extent as if said debts, liabilities, restrictions, obligations, and duties had been incurred or contracted by it. Any action or proceeding pending by or against either of the Merging Corporations may be prosecuted to judgment as if the merger had not taken place, or the Surviving Corporation may be substituted in place of either of the Merging Corporations.

     8.2 Accounting Treatment. The assets and liabilities of the Merging Corporations shall be taken up on the books of the Surviving Corporation in accordance with generally accepted accounting principles, and the capital surplus and retained earnings accounts of the Surviving Corporation shall be determined, in accordance with generally accepted accounting principles, by the board of directors of the Surviving Corporation. Nothing herein shall prevent the board of directors of the Surviving Corporation from making any future changes in its accounts in accordance with law.

     8.3 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after action thereon by the stockholders of Oldco, by mutual consent of the Merging Corporations, expressed by action of their respective Boards of Directors.

                                      VII-5

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed in their respective corporate names by their respective duly authorized officer, all as of the day and year first above written.

                                            T-3 ENERGY SERVICES, INC.
                                            (a Delaware corporation)

                                            By:
                                            ------------------------------------
                                            Name:
                                            ------------------------------------
                                            Title:
                                            ------------------------------------

                                            T-3 ENERGY SERVICES, INC.
                                            (a Texas corporation)

                                            By:
                                            ------------------------------------
                                            Name:
                                            ------------------------------------
                                            Title:
                                            ------------------------------------

                                      VII-6

                                                                      ANNEX VIII

sec. 262. Appraisal rights.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

                                      VIII-1

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated
                                      VIII-2
     therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has
                                      VIII-3
submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                      VIII-4

                                                                        ANNEX IX

ART. 5.11. RIGHTS OF DISSENTING SHAREHOLDERS IN THE EVENT OF CERTAIN CORPORATE ACTIONS

     A. Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

          (1) Any plan of merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares of a class or series that was entitled to vote thereon as a class or otherwise;

          (2) Any sale, lease, exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation if special authorization of the shareholders is required by this Act and the shareholders hold shares of a class or series that was entitled to vote thereon as a class or otherwise;

          (3) Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.

     B. Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if:

          (1) the shares held by the shareholder are part of a class or series, shares of which are on the record date fixed to determine the shareholders entitled to vote on the plan of merger or plan of exchange:

             (a) listed on a national securities exchange;

             (b) listed on the Nasdaq Stock Market (or successor quotation system) or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

             (c) held of record by not less than 2,000 holders;

          (2) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder's shares any consideration that is different than the consideration (other than cash in lieu of fractional shares that the shareholder would otherwise be entitled to receive) to be provided to any other holder of shares of the same class or series of shares held by such shareholder; and

          (3) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for the shareholder's shares any consideration other than:

             (a) shares of a domestic or foreign corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series, shares of which are:

                (i) listed, or authorized for listing upon official notice of issuance, on a national securities exchange;

                (ii) approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

                (iii) held of record by not less than 2,000 holders;

             (b) cash in lieu of fractional shares otherwise entitled to be received; or

             (c) any combination of the securities and cash described in Subdivisions (a) and (b) of this subsection.

ART. 5.12. PROCEDURE FOR DISSENT BY SHAREHOLDERS AS TO SAID CORPORATE ACTIONS

     A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

          (1)(a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder's right to dissent will be exercised if the action is effective and giving the shareholder's address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

          (b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten
     (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder's right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

          (2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty (60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

          (3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.

     B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder's shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

     C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

     D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.

     E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

     F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.

     G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in
Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.

ART. 5.13. PROVISIONS AFFECTING REMEDIES OF DISSENTING SHAREHOLDERS

     A. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, and the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

     B. Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his shares in accordance with either Article 5.12 or 5.16 of this Act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder's rights under Articles
5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

     C. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his shares or before any petition has been filed pursuant to Article 5.12 or 5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder's rights under
Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to Article
5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the corporate action from which he dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his shares shall cease, and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

                                                                         ANNEX X

                           INDUSTRIAL HOLDINGS, INC.

                   AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
                                    CHARTER

I. PURPOSE

     The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Corporation's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the corporation's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

     - Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.

     - Review and appraise the audit efforts of the Corporation's independent accountants and internal auditing department.

     - Provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department, and the Board of Directors.

     The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV. of this Charter.

II. COMPOSITION

     The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

     The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. MEETINGS

     The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should meet at least annually with management, the director of the internal auditing department and the independent accountants in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent accountants and management quarterly to review the Corporation's financials consistent with IV.4. below.

IV. RESPONSIBILITIES AND DUTIES

     To fulfill its responsibilities and duties the Audit Committee shall:

  Documents/Reports Review

     1. Review and update this Charter periodically, at least annually, as conditions dictate.

     2. Review the organization's annual financial statements and any reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent accountants.

     3. Review the regular internal reports to management prepared by the internal auditing department and management's response.

     4. Review with financial management and the independent accountants the 10-Q prior to its filing or prior to the release of earnings. The Chair of the Committee may represent the entire Committee for purposes of this review.

  Independent Accountants

     5. Recommend to the Board of Directors the selection of the independent accountants, considering independence and effectiveness and approve the fees and other compensation to be paid to the independent accountants. On an annual basis, the Committee should review and discuss with the accountants all significant relationships the accountants have with the Corporation to determine the accountants' independence.

     6. Review the performance of the independent accountants and approve any proposed discharge of the independent accountants when circumstances warrant.

     7. Periodically consult with the independent accountants out of the presence of management about internal controls and the fullness and accuracy of the organization's financial statements.

  Financial Reporting Processes

     8. In consultation with the independent accountants and the internal auditors, review the integrity of the organization's financial reporting processes, both internal and external.

     9. Consider the independent accountants' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

     10. Consider and approve, if appropriate, major changes to the Corporation's auditing and accounting principles and practices as suggested by the independent accountants, management, or the internal auditing department.

  Process Improvement

     11. Establish regular and separate systems of reporting to the Audit Committee by each of management, the independent accountants and the internal auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

     12. Following completion of the annual audit, review separately with each of management, the independent accountants and the internal auditing department any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

     13. Review any significant disagreement among management and the independent accountants or the internal auditing department in connection with the preparation of the financial statements.

     14. Review with the independent accountants, the internal auditing department and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. (This review should be conducted at an appropriate amount of time subsequent to implementation of changes or improvements, as decided by the Committee.)

  Ethical and Legal Compliance

     15. Establish, review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this Code.

     16. Review management's monitoring of the Corporation's compliance with the organization's Ethical Code, and ensure that management has the proper review system in place to ensure that Corporation's financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

     17. Review activities, organizational structure, and qualifications of the internal audit department.

     18. Review, with the organization's counsel, legal compliance matters including corporate securities trading policies.

     19. Review, with the organization's counsel, any legal matter that could have a significant impact on the organization's financial statements.

     20. Perform any other activities consistent with this Charter, the Corporation's By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article XI of the IHI amended and restated articles of incorporation provides that no director of IHI shall be liable to IHI or to its shareholders for monetary damages for an act or omission in the director's capacity as a director, provided, however, that the amended articles shall not eliminate or limit the liability of a director to the extent the director is found liable for: (i) a breach of the director's duty of loyalty to IHI or its shareholders;
(ii) an act or omission not in good faith that constitutes a breach of duty of the director to IHI or an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. If the Texas Miscellaneous Corporations Laws Act or any other applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of IHI shall be eliminated or limited to the fullest extent permitted by such laws, as so amended. No amendment to or repeal of the amended articles will apply to, or have any effect on, the liability or alleged liability of any director of IHI for or with respect to any acts or omissions of the director occurring prior to such amendment.

     IHI and T-3 have agreed in the merger agreement that for a period of four years after the merger closes, the surviving corporation will indemnify the present and former officers and directors of IHI and T-3 in respects of acts or omissions prior to the merger to the fullest extent provided under their existing charters, as well as under any existing employment agreement and non-competition agreement, subject to any limitations imposed by applicable law.

     The combined company is also required to pay insurance premiums required for a period of four years after the merger closes with respect to any existing IHI and T-3 officers' and directors' insurance policies covering the IHI and T-3 officers and directors or substantially similar policies for those persons under the combined company's officers' and directors' insurance policy.

REINCORPORATION OF IHI

     Immediately after the merger, the combined company will reincorporate in Delaware by merging into a wholly owned subsidiary. The combined company will be the surviving corporation. If the reincorporation is completed, the reincorporated company bylaws will require the combined company to indemnify and advance expenses to officers and directors of the reincorporated company to the fullest extent permitted under Delaware law. Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that such provision shall not limit the liability of a director for (1) any breach of the director's duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under section 174 of the Delaware General Corporation Law for unlawful payment of dividends or stock purchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit. The reincorporated company certificate of incorporation will provide that the personal liability of the directors of the combined company for monetary damages shall be eliminated or limited to the fullest extent permissible under applicable law as may be amended from time to time. Under Delaware law, a corporation may indemnify any person made a party or threatened to be made a party to any type of proceeding, other than action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: (1) if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any person made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the person is found liable to the corporation unless, in such a case, the court determines the person is entitled to indemnification for such expenses in any event. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. Under the Delaware General Corporation Law, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person is prohibited from being indemnified. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights that may be granted by the reincorporated company certificate of incorporation or bylaws, a vote of shareholders or disinterested directors, agreement or otherwise. The reincorporated company certificate of incorporation will provide for the indemnification and advancement of expenses to the fullest extent permitted by law of any person made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the reincorporated company or serves or served as a director, officer, employee or agent director of another entity at the request of the reincorporated company, as long as an undertaking is first delivered to the reincorporated company, by or on behalf of such director, officer, employee or agent, to repay all amounts so advanced if it is ultimately be determined that the director, officer, employee or agent is not entitled to be indemnified under the certificate of incorporation.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     An Exhibit Index, containing a list of all exhibits to this registration statement, commences on page II-5.

ITEM 22.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

          (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

          (4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, Texas, on June 21, 2001.

                                          Industrial Holdings, Inc.
                                          (Registrant)

                                          By: /s/ ROBERT E. CONE
                                            ------------------------------------
                                              Robert E. Cone
                                              President and Chief Executive
                                              Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on June 21, 2001, in the capacities indicated.


/s/ ROBERT E. CONE                              /s/ CHRISTINE A. SMITH
--------------------------------------------    --------------------------------------------
Robert E. Cone                                  Christine A. Smith
Director, President and Chief Executive         Chief Accounting Officer and Executive Vice
Officer                                         President

/s/ JAMES W. KENNEY                             /s/ BARBARA S. SHULER
--------------------------------------------    --------------------------------------------
James W. Kenney                                 Barbara S. Shuler
Director                                        Director

/s/ JOHN L. THOMPSON                            /s/ ANDREW CORMIER
--------------------------------------------    --------------------------------------------
John L. Thompson                                Andrew Cormier
Director                                        Director

/s/ CHARLES E. UNDERBRINK                       /s/ DONALD E. CARLIN
--------------------------------------------    --------------------------------------------
Charles E. Underbrink                           Donald E. Carlin
Director                                        Director

--------------------------------------------
John P. Madden
Director

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
 2.1*     Agreement and Plan of Merger, dated as of May 7, 2001, among
          Industrial Holdings, Inc. and T-3 Energy Services, Inc.
          (attached as Annex I to the joint proxy
          statement-prospectus).

 2.2*     Form of Plan and Agreement of Merger among T-3 Energy
          Services, Inc., a Texas corporation, and T-3 Energy
          Services, Inc., a Delaware corporation (attached as Annex
          VII to the joint proxy statement-prospectus).

 2.3      Stock Purchase Agreement by and between Industrial Holdings,
          Inc., the shareholder of A&B Bolt & Supply, Inc. and T-3
          Energy Services, Inc., dated May 7, 2001. Exhibit 2.1 to
          IHI's 10-Q dated May 15, 2001 is incorporated herein by this reference.

 3.1      Amended and Restated Articles of Incorporation of IHI.
          Exhibit 3.1 from Amendment No. 1 to IHI's Registration
          Statement on Form S-1 (No. 333013323) (the "1996
          Registration Statement") is incorporated herein by this reference.

 3.2      Amended and Restated Bylaws of IHI. Exhibit 3.2 to IHI's
          10-K dated April 16, 2001 is incorporated herein by this reference.

 3.3* Form of Amended and Restated Articles of Incorporation of the combined company (attached as Annex III to the joint proxy statement-prospectus).

 3.4*     Form of Amended and Restated Bylaws of the combined company
          (attached as Annex IV to the joint proxy statement-prospectus).

 3.5* Form of Certificate of Incorporation of the reincorporated company (attached as Annex V to the joint proxy statement-prospectus).

 3.6* Form of Bylaws of the reincorporated company (attached as Annex VI to the joint proxy statement-prospectus).

 4.1      Specimen Certificate of Common Stock, $.01 par value, of
          IHI. Exhibit 4.1 to IHI's Registration Statement on Form S-1
          (No. 33-43169) dated October 7, 1991 (the "Registration
          Statement"), as amended, is incorporated herein by reference.

 4.2      Class B Redeemable Warrant Agreement and specimen of Class B
          Redeemable Warrant Certificate. Exhibit 4.2 to IHI's
          Registration Statement is incorporated herein by this reference.

 4.3 Designation of Warrant Agent (Class B Redeemable Warrant), dated as of November 1, 1996. Exhibit 4.3 to the 1996
          Registration Statement is incorporated herein by this reference.

 4.4      Class C Redeemable Warrant Agreement and specimen of Class C
          Redeemable Warrant Certificate. Exhibit 4.4 to the 1996
          Registration Statement is incorporated herein by this reference.

 4.5 Designation of Warrant Agent (Class C Redeemable Warrant), dated as of November 1, 1996. Exhibit 4.5 to the 1996
          Registration Statement is incorporated herein by this reference.

 4.6      Class D Redeemable Warrant Agreement and specimen of Class D
          Redeemable Warrant Certificate. Exhibit 4.5 from Amendment
          No. 1 to IHI's Registration Statement on Form S-2 (No.
          333-37915) (the "1997 Registration Statement") is incorporated herein by this reference.

 4.7      Warrants to purchase 300,00 shares of IHI's Common Stock at
          $1.25 per share issued to SJMB, L.P. in connection with the acquisition of OF Acquisition, L.P. Exhibit 4.3 to IHI's
          Proxy Statement dated August 15, 2000 is incorporated herein by this reference.

 5+ Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P., legal counsel of IHI, as to the legality of the securities being registered.

 8+       Opinion of Porter & Hedges, L.L.P. regarding certain U.S.
          federal income tax consequences of the transaction.

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------

10.1      Second Amendment to Employment Agreement of Robert E. Cone.
          Exhibit 10.1 to the 1996 Registration Statement is incorporated herein by this reference.

10.2 IHI's 1998 Incentive Plan is incorporated herein by this reference to the Proxy Statement dated June 10, 1998.

10.3 1995 Non-Employee Director Stock Option Plan incorporated herein by this reference to the Proxy Statements dated May
          27, 1997 and May 25, 1994.

10.4 1994 Amended and Restated Incentive Stock Plan incorporated herein by this reference to the Proxy Statements dated May
          27, 1997 and May 26, 1995.

10.5      Promissory Note dated December 6, 1995, by and among IHI,
          Landreth Engineering Company and General Electric
          Corporation. Exhibit 10.1 to IHI's Current Report on Form
          8-K dated December 7, 1995 is incorporated herein by this reference.

10.6      Line of Credit Facility, by and among IHI, Comerica
          Bank-Texas, National Bank of Canada and Hibernia Nation Bank
          (the "Senior Lenders"). Exhibit 10.1 to IHI's Current Report on Form 8-K dated July 14, 1998 is incorporated herein by this reference.

10.7 Second Amendment to Amended and Restated Credit Agreement, by and among IHI and Senior Lenders. Exhibit 10.5 to IHI's
          Proxy Statement dated August 15, 2000 is incorporated herein by this reference.

10.8      Optional Credit Support Agreement, by and among IHI, Senior
          Lenders and SJMB, L.P. Exhibit 10.2 to IHI's Proxy Statement dated August 15, 2000 is incorporated herein by this reference.

10.9      Reimbursement Agreement by and among IHI and SJMB, L.P.
          Exhibit 10.3 to the IHI's Proxy Statement dated August 15,
          2000 is incorporated herein by this reference.

10.10     Subordinated Pledge Agreement, by and among IHI and SJMB,
          L.L.C. Exhibit 10.4 to IHI's Proxy Statement dated August
          15, 2000 is incorporated herein by this reference.

10.11     Form of $3,450,000 Convertible Promissory Note A, between
          IHI and SJMB, L.P. Exhibit 4.1 to IHI's Proxy Statement dated August 15, 2000 is incorporated herein by this reference.

10.12     Form of $3,450,000 Convertible Promissory Note B, between
          IHI and SJMB, L.P. Exhibit 4.2 to IHI's Proxy Statement dated August 15, 2000 is incorporated herein by this reference.

10.13 Third Amendment to Amended and Restated Credit Agreement, by and among IHI and Senior Lenders dated as of August 15, 2000. Exhibit 10.13 to IHI's 10-K dated April 16, 2001 is incorporated herein by this reference.

10.14 Fourth Amendment to Amended and Restated Credit Agreement, by and among IHI and Senior Lenders dated as of January 31, 2001. Exhibit 10.14 to IHI's 10-K dated April 16, 2001 is incorporated herein by this reference.

10.15     Promissory Note by and among IHI, American Rivet Company,
          Inc., LSS-LoneStar-Houston, Inc., Bolt Manufacturing Co.,
          Inc. and Heller Financial, Inc. ("Heller"). Exhibit 10.1
          from IHI's Current Report on Form 8-K dated December 1, 1997 is incorporated herein by this reference.

10.16     Promissory Note dated August 14, 1998 by and among IHI,
          American Rivet Company, Inc., LSS-LoneStar-Houston, Inc.,
          Bolt Manufacturing Co., Inc., Manifold Valve Services, Inc.
          and Rex Machinery Movers, Inc. and Heller. Exhibit 10.11 from IHI's Annual Report on Form 10-K dated December 31,
          1998 is incorporated herein by this reference.

10.17     Agreement of Limited Partnership of OF Acquisition, L.P.
          Exhibit 2.2 from IHI's Current Report on Form 8-K dated
          February 10, 1998 is incorporated herein by this reference.

10.18     Letter Agreement for the Purchase and Sale of OF
          Acquisition, L.P., by and among IHI and SJMB, L.P. and St.
          James Management, L.L.C. Exhibit 10.1 to IHI's Proxy
          Statement dated August 15, 2000 is incorporated herein by this reference.

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------

10.19     Stock Purchase Agreement for the Sale of Blastco Services
          Company ("Blastco"), by and among IHI, Blastco, Gary H.
          Martin and William R. Massey. Exhibit 2.1 to IHI's Current
          Report on Form 8-K dated July 3, 2000 is incorporated herein by this reference.

10.20 Comerica Leasing Corporation Lease Agreement. Exhibit 10.2 from IHI's Current Report on Form 8-K dated July 14, 1998 is incorporated herein by this reference.

10.21 Stock Purchase Warrant Agreement dated November 18, 1996, from IHI in favor of St. James. Exhibit 10.5 to IHI's
          Current Report on Form 8-K dated November 18, 1996 is incorporated herein by this reference.

10.22 Stock Purchase Agreement by and between IHI, the shareholders of A&B Bolt & Supply, Inc. and T-3 Energy
          Services, Inc. dated May 2001. Exhibit 2.1 to IHI's 10-Q dated May 15, 2001 is incorporated herein by this reference.

21*       Subsidiaries of IHI.

23.1+ Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (included in Exhibit 5).

23.2+     Consent of Porter & Hedges, L.L.P. (included in Exhibit 8).

23.3* Consent of Deloitte & Touche LLP with respect to audited financial statements of IHI.

23.4* Consent of Kuhl & Schultz, P.C. with respect to audited financial statements of OF Acquisition, L.P.

23.5* Consent of Simonton, Kutac & Barnidge, L.L.P. with respect to audited financial statements of GHX, Incorporated and Subsidiary, AWR Acquisition, L.C. and Blastco Services
          Company, Inc.

23.6* Consent of Arthur Andersen LLP with respect to audited financial statements of T-3 and subsidiaries.

23.7* Consent of Arthur Andersen LLP with respect to the audited financial statements of Preferred Industries, Inc.

23.8* Consent of Arthur Andersen LLP with respect to the audited financial statements of Cor-Val, Inc.

23.9* Consent of Raymond James (attached as Annex II to the joint proxy statement-prospectus).

99.1* Form of Proxy Card to be used in soliciting shareholders of IHI.

99.2* Form of Proxy Card to be used in soliciting shareholders of T-3.

---------------
* Filed herewith.

+ To be filed by amendment.